As filed with the Securities and Exchange Commission on July 3, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

iDreamSky Technology Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

16/F, A3 Building, Kexing Science Park

15 Keyuan Road North, Nanshan District

Shenzhen, Guangdong, 518057

The People’s Republic of China

+86-755-8668-5111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, NY 10017

+1-212-750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang, Esq. Benjamin Su, Esq. Kirkland & Ellis International LLP c/o 26th Floor, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong +852-3761-3318	James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852-2533-3300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Class A ordinary shares, par value US$0.0001	US$115,000,000	US$14,812

(1)	American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents Class A ordinary shares.
(2)	Includes Class A ordinary shares that may be purchased by the underwriters pursuant to an option to purchase additional American depositary shares. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purposes of sales outside of the United States.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2014

American Depositary Shares

iDreamSky Technology Limited

Representing              Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, by iDreamSky Technology Limited. We are offering                      ADSs. Each ADS represents                      Class A ordinary shares, par value US$0.0001.

Prior to this offering, there has been no public market for our ADSs or Class A ordinary shares. We anticipate the initial public offering price will be between US$             and US$             per ADS. We have applied to list our ADSs on the NASDAQ Global Select Market under the symbol “DSKY.”

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, and Section 3(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

The underwriters have an option to purchase up to                    additional ADSs from us at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus.

Upon the completion of this offering,              Class A ordinary shares and              Class B ordinary shares of our company will be issued and outstanding. Each Class A ordinary share will be entitled to one vote and each Class B ordinary share will be entitled to ten votes on all matters subject to shareholder vote. Accordingly, holders of our Class A ordinary shares and holders of our Class B ordinary shares will hold         % and         % of our aggregate voting power, respectively, assuming that the underwriters do not exercise their over-allotment option to purchase additional ADSs.

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 16.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us Before Expenses
Per ADS	US$	US$	US$
Total	US$	US$	US$

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2014

(listed in alphabetical order)

Credit Suisse	J.P. Morgan

iDREAMSKY

#1 Independent Mobile Game Publishing Platform in China [1]

乐逗游戏
iDREAMSKY GAMES

98.3 million [2]
Monthly Active Users

7.9 billion [4]
Total Game Sessions

25.8 million [3]
Daily Active Users

1. Based on number of active users in 2013, according to the Analysys Report
2. Average monthly active users in the first quarter of 2014
3. Average daily active users in the first quarter of 2014
4. Total game sessions in 2013

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the ADSs or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until            , 2014 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade in our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all the information that you should consider before investing in our ADSs. You should carefully read the entire prospectus, including our financial statements and related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before making an investment decision. This prospectus contains information from a report prepared at our request by Analysys International, an independent market research firm, in June 2014, or the Analysys Report.

Our Business

We are the largest independent mobile game publishing platform in China based on the number of active users in 2013, according to the Analysys Report. In the first quarter of 2014, we had average monthly active users, or MAUs, of 98.3 million. Our mission is to deliver fun and engaging mobile games and entertainment to mobile users, thereby enriching their mobile lifestyle.

We believe we have redefined the role of a game publisher by redesigning and optimizing third-party games and delivering them to users through our proprietary distribution channels as part of our broader publishing solution. Our proprietary distribution channels include in-game cross promotions and our self-operated iDreamSky Game Center (“ ”) and www.uu.cc. Well-known international mobile game developers grant us access to the source codes of their games, allowing us greater control and efficiency in redesigning their games for the China market. We distribute our games, referring to third-party games published and operated on our publishing platform, through both our proprietary distribution channels and third-party channels, such as app stores and device pre-installations. Our proprietary distribution channels have become increasingly significant, having generated 97.7 million game downloads and activations in 2013, representing 36.0% of our total game downloads and activations in 2013 and an increase of 83.4% from 2012. In the first quarter of 2014, our proprietary distribution channels generated 23.8 million game downloads and activations, representing 32.2% of our total game downloads and activations in the first quarter of 2014 and an increase of 35.4% from the first quarter of 2013. Game download and activation refer to a completed download and installation of our game that successfully connects to our network through log-in or registration by a user.

We also operate games as a service, where we offer live game services and gain user insights through our multi-dimensional data analysis engine to drive ongoing game optimization and monetization. As a result, we have achieved a track record of consistently and successfully launching popular titles in China, including Fruit Ninja, the Temple Run series and Subway Surfers, each of which was ranked among the top ten casual games by active users in China in the first quarter of 2014, according to the Analysys Report.

Our value proposition for users

We are committed to bringing the best mobile entertainment to users. We currently offer 40 casual and mid- and hardcore mobile games of various genres. We frequently release graphics, functional and promotional updates for our existing game titles to surprise and engage our users, enhancing their enjoyment of our games. We provide our users with live game services and connect them through friend lists, message boards, leaderboards and user tournaments, enabling in-game interaction and social networking. We analyze user data to gain insights into user habits and preferences and improve our games and services. The fun games, continuous updates, live game services and social connectivity that we offer on our platform allow us to build a large, highly active and loyal user base.

Our value proposition for game developers

We are focused on becoming the partner of choice for global game developers, especially overseas game developers, seeking to launch their games in China. Our partnerships with game developers typically take the form of exclusive licensing, joint operations, game acquisition and strategic investments. Our proven platform offers a one-stop solution, including game redesign and porting, ongoing optimization, marketing, distribution, monetization, payment support and user-related services, which is especially valuable for overseas game developers. Our solutions help game developers acquire and monetize a large user base in China. All our games are free to download and play, and we monetize our game offerings and user base and generate revenue primarily through sales of in-game virtual items. Through our in-depth understanding of China’s mobile game users, proprietary distribution channels that access a large user base, strong publishing and operation capabilities and data-driven product and service optimization that leads to more effective monetization, we believe we bring, and will continue to bring, compelling value to our game developer partners.

Our collaboration with our distribution and payment channel partners

In addition to our proprietary distribution channels, we also distribute our games by partnering with major app stores and mobile browsers in China, such as Tencent App Store, Qihoo 360 Mobile, 91 Wireless and UCWeb, mobile device makers and retailers, such as Lenovo, Huawei, ZTE and Suning, mobile carriers and mobile advertising agents. We believe this third-party distribution network allows us to reach substantially all of the Android- and iOS-based mobile Internet population in China. We also partner with almost all major payment service providers in China, including all three mobile carriers and major third-party payment service providers such as Alipay, Weixin Payments, China UnionPay and Yeepay. Our high-quality game portfolio and large user base incentivize our distribution and payment partners to work with us. This helps us provide easy access to our games and convenient payment solutions to our users, as well as seamless game publishing and monetization to our game developer partners.

We have grown significantly since our inception in 2009. Average MAUs of mobile games we distributed increased from 56.7 million in the first quarter of 2013 to 98.3 million in the first quarter of 2014. Our total revenues increased from RMB19.4 million in 2012 to RMB246.6 million (US$40.7 million) in 2013, and from RMB22.1 million in the three months ended March 31, 2013 to RMB174.1 million (US$28.0 million) in the three months ended March 31, 2014. We had net loss of RMB9.3 million in 2012 and net income of RMB27.8 million (US$4.6 million) in 2013. We had net loss of RMB0.7 million in the three months ended March 31, 2013, and net income of RMB33.2 million (US$5.3 million) in the corresponding period in 2014. We had adjusted EBITDA of negative RMB5.8 million in 2012, compared to adjusted EBITDA of RMB38.7 million (US$6.4 million) in 2013. We had adjusted EBITDA of RMB0.1 million in the three months ended March 31, 2013, compared to adjusted EBITDA of RMB44.7 million (US$7.2 million) in the corresponding period in 2014. We had adjusted net loss of RMB7.3 million in 2012, compared to adjusted net income of RMB28.9 million (US$4.8 million) in 2013. We had adjusted net loss of RMB0.5 million in the three months ended March 31, 2013, compared to adjusted net income of RMB33.3 million (US$5.4 million) in the corresponding period in 2014. For information regarding non-GAAP measures, adjusted EBITDA and adjusted net (loss)/income, and a reconciliation of each adjusted EBITDA and adjusted net (loss)/income to net (loss)/income, see “Selected Consolidated Financial Information and Operating Data—Non-GAAP Measures.”

Our Industry

China’s mobile Internet population has experienced significant growth in recent years, increasing from 73.1 million in June 2008 to 463.8 million in June 2013, representing a compound annual growth rate, or CAGR, of 44.7%, according to China Internet Network Information Center, or CNNIC. The increasing availability and prevalence of mobile Internet in China has driven the rapid growth of the mobile game market in recent years. As of June 2013, 64.6% of China’s mobile Internet population, or 299.8 million mobile Internet users, played mobile games, according to the Analysys Report. The size of the mobile game market in China has grown from RMB3.3 billion in 2010 to RMB13.9 billion in 2013, and is expected to reach RMB42.7 billion by 2016, according to the Analysys Report. The growth drivers of China’s mobile game market include China’s economic growth, the increasing popularity of smartphones and the continuous development of network infrastructure.

Historically, the key participants in China’s mobile game value chain have been game developers, traditional game publishers, distribution channels and users. In recent years, independent mobile game publishing platforms have emerged, with expanded coverage of the value chain. Mobile game publishing platforms are integrated service platforms built by mobile game publishers on the foundation of the strength of their products and user base. These platforms offer functions including publishing, promotion, operation, live in-game services, social connectivity and account management to game developers who may not have the resources or familiarity to enter into a new market.

The key competitive strengths of China’s mobile game publishing platforms include the abilities to: (i) obtain high quality game content, including major hit game titles, (ii) retain and grow a large and active user base, (iii) monetize the user base and (iv) integrate and penetrate into distribution channels. In addition, mobile game publishing platforms benefit from high entry barriers for game developers or distributors to enter into mobile game publishing business. These barriers include requirements for greater coverage of the mobile game value chain, brand and user resources, capital investment and strong relationships with various industry participants.

Our Strengths

We believe that the following strengths have been critical to our success and differentiate us from our competitors:

•	large, fast-growing, active and loyal user base;

•	sophisticated game operation capabilities resulting in effective user engagement, retention and monetization;

•	high-quality and diversified game portfolio;

•	strong and trusted partnerships with game developers;

•	unique and effective proprietary distribution channels;

•	advanced technology infrastructure and data analysis capabilities; and

•	visionary and experienced senior management.

Our Strategies

Our vision is to become a leading global mobile entertainment platform that revolutionizes the mobile entertainment experience. We plan to execute the following key strategies to pursue our goal and to achieve long-term sustainable growth:

•	attract new users and enhance user experience;

•	enhance our mobile game offerings and monetization capabilities;

•	expand our content portfolio through strategic alliance and acquisition opportunities;

•	strengthen our collaboration with distribution and payment channel providers;

•	further promote our mobile game platform and brand;

•	continue to invest in our technology platform; and

•	expand internationally.

Our Challenges

Our ability to achieve our goal and execute our strategies is subject to risks and uncertainties, including, but not limited to, the following:

•	effectively acquire, retain and monetize users;

•	successfully extend the life cycle of our existing popular games and launch new popular games;

•	maintain our relationship with game developers and effectively collaborate with other business partners;

•	enhance our technology infrastructure to support our growth;

•	attract and retain qualified personnel; and

•	successfully implement our business model given our limited operating history.

In addition, we are subject to risks and uncertainties related to our corporate structure and doing business in China, including, but not limited to, the following:

•	risks associated with our control over our consolidated affiliated entities in China, which is based on contractual arrangements rather than equity ownership; and

•	uncertainties associated with our compliance with applicable PRC regulations and policies, including those relating to mobile games.

See “Risk Factors” for a more detailed discussion of the risks involved in investing in our ADSs.

Our History and Corporate Structure

We commenced operations in November 2009 with the establishment of Shenzhen Mengyu Technology Co., Ltd., or Shenzhen Mengyu, in China. In February 2011, we incorporated Shenzhen iDreamSky Technology Co., Ltd., or Shenzhen iDreamSky, which became the primary entity through which we operate our business. In January 2012, we established Beijing Chuangmeng Wuxian Technology Co., Ltd., or Beijing Chuangmeng, in China. Shenzhen Mengyu, Shenzhen iDreamSky and Beijing Chuangmeng, or collectively, our variable interest entities or VIEs, later became our PRC consolidated affiliated entities through the contractual arrangements described below. We hold licenses required for our business under PRC law through our VIEs.

On February 23, 2012, we incorporated our current holding company, iDreamSky Technology Limited, or iDreamSky, as a limited liability company in the Cayman Islands, for purposes of international financing. In March 2012, iDreamSky established its wholly owned subsidiary, iDreamSky Technology (HK) Limited, or iDreamSky HK, in Hong Kong. In April 2012, iDreamSky HK established its wholly owned subsidiary, Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., or Chuangmeng Wuxian, in China. Chuangmeng Wuxian is currently engaged in the business of software development, which is a foreign investment industry encouraged under the latest version of Guiding Catalog for Foreign Investment Industries.

Foreign ownership of mobile and Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. For a discussion of these restrictions, see “Regulations.” To comply with PRC laws, rules and regulations, we operate our business through our VIEs because we are a Cayman Islands company and Chuangmeng Wuxian is a foreign-invested enterprise, which is restricted from holding the licenses for operating our mobile game business in China. Through Chuangmeng Wuxian, we entered into certain contractual arrangements with each of our VIEs and their respective shareholders, which enable us to:

•	exercise effective control over the operations of our VIEs;

•	receive substantially all of the economic benefits from our VIEs; and

•	have an exclusive option to purchase all or part of the equity interest in our VIEs when and to the extent permitted by PRC law.

As a result of our ownership of Chuangmeng Wuxian, we became the primary beneficiary of the VIEs, and we treat them as our variable interest entities under United States generally accepted accounting principles, or U.S. GAAP. We have consolidated the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP. Our VIEs collectively contributed substantially all of our consolidated total revenues for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014, respectively.

However, these contractual arrangements may not be as effective in providing us with control over the VIEs as direct ownership of them. In addition, each of our VIEs or its shareholders may breach the contractual arrangements with us. In such cases, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. For detailed analysis of risks associated with these contractual arrangements, see “Risk Factors—Risks Related to Our Corporate Structure.”

The following diagram illustrates our shareholding and corporate structure and the place of incorporation of each of our significant subsidiaries and significant VIEs as of the date of this prospectus:

Direct ownership
Contractual arrangements. See “Our History and Corporate Structure—Contractual Arrangements Among Chuangmeng Wuxian, our VIEs and the Respective Shareholders of our VIEs.”
(1)	Beijing Chuangmeng is 99% owned by Michael Xiangyu Chen, our co-founder, chairman and chief executive officer, and 1% owned by Anfernee Song Guan, our co-founder, director and chief technology officer. Beijing Chuangmeng currently does not have any business operations.
(2)	Shenzhen iDreamSky is 100% owned by Michael Xiangyu Chen, our co-founder, chairman and chief executive officer. Shenzhen iDreamSky is the primary entity through which we operate our mobile game publishing business.
(3)	Shenzhen Mengyu is 99% owned by Michael Xiangyu Chen, our co-founder, chairman and chief executive officer, and 1% owned by Anfernee Song Guan, our co-founder, director and chief technology officer. Shenzhen Mengyu operates some of our mobile game publishing business.

(4)	Shenzhen Yiyou Technology Co., Ltd., or Shenzhen Yiyou, is 86.5% owned by Shenzhen iDreamSky, 9.7% owned by Qiyang Deng, an independent third party, and 3.8% owned by Wenhao Fan, an independent third party. We invested in Shenzhen Yiyou, which is engaged in the business of mobile game development, in order to obtain licenses to its games on favorable commercial terms.
(5)	Shenzhen Zhuoyou Technology Co., Ltd., or Shenzhen Zhuoyou, is 90.9% owned by Shenzhen iDreamSky and 9.1% owned by Yang Wang, an independent third party. We invested in Shenzhen Zhuoyou, which is engaged in the business of mobile game development, in order to obtain licenses to its games on favorable commercial terms.
(6)	We plan to conduct certain of our game publishing business through Nanjing Zhuochuang Huyu Information Technology Co., Ltd.

Our Corporate Information

Our principal executive offices are located at 16/F, A3 Building, Kexing Science Park, 15 Keyuan Road North, Nanshan District, Shenzhen, Guangdong Province, China. Our telephone number at this address is +86-755-8668-5111 and our fax number is +86-755-8653-0126. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our website is                     . The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, NY10017.

Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision, and such opt-out is irrevocable. As a result, we will comply with new or revised accounting standards as required when they are adopted for public companies.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700.0 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions that Apply to this Prospectus

In this prospectus, unless otherwise indicated or the context requires otherwise:

•	“we,” “us,” “our,” “our company” or “iDreamSky” refers to iDreamSky Technology Limited, its subsidiaries and affiliated entities;

•	“ADSs” refer to our American depositary shares, each of which represents Class A ordinary shares;

•	“ADRs” refer to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ARPPU” or “average revenue per paying user” refers to the average amount of the revenue that we generate from each of our paying users;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“shares” or “ordinary shares” refer to our ordinary shares, including Class A and Class B ordinary shares, par value US$0.0001;

•	“US$,” “U.S. dollars,” or “dollars” refers to the legal currency of the United States;

•	“Casual games” are games that can be played in short time intervals, feature simple gameplay, do not have high data or bandwidth requirements and have relatively low barriers to payment;

•	“Daily active users,” or “DAUs,” refer to the number of unique accounts that interact with our SDK network on a particular day;

•	“Game download and activation” refer to a completed download and installation of our mobile game that successfully connects to our SDK network through log-in or registration by a user;

•	“Gross billings” refer to monetary value of all virtual items sold during a certain period;

•	“Midcore games” are games that are easy to learn and yet provide players with more complexity and greater challenges than casual games;

•	“Hardcore games” are games that provide players with the most complexity and the greatest challenges. They are typically versions of client-based massively multiplayer web games ported to mobile devices and are becoming more accessible and popular as smartphone technology and capabilities improve;

•	“Mobile users” refer to users of mobile devices, including phones, tablets and other mobile devices;

•	“Monthly active users,” or “MAUs,” refer to the number of unique accounts that interacted with our SDK network in a particular month. Average MAUs for a particular period is the average of the MAUs in each month during that period. An individual who has more than one unique account that interacted with our SDK network is counted as more than one active user;

•	“Monthly paying users,” or “MPUs,” refer to the number of unique accounts through which a payment is made in our mobile games in a particular month. Average MPUs for a particular period is the average of the MPUs in each month during that period. An individual who has more than one unique account through which a payment is made is counted as more than one paying user;

•	“Our games” refer to games that we publish through our game publishing platform;

•	“Proprietary distribution channels” refer to our in-game cross promotions, our self-operated iDreamSky Game Center, a mobile application for game services, and www.uu.cc, a website for mobile game information and downloads; and

•	“SDK” refers to a software development kit, or a set of software development tools that allows for the creation of application or functions for a software package or platform.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates, which is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. For amounts not recorded in our consolidated financial statements included elsewhere in this prospectus, unless otherwise stated, all translations from Renminbi to U.S. dollars has been made at a rate as of the period end of the applicable periods, that is, RMB6.0537 to US$1.00, the noon buying rate in effect as of December 31, 2013 or RMB6.2164 to US$1.00, the noon buying rate in effect as of March 31, 2014, as applicable. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On June 27, 2014, the noon buying rate was RMB6.2180 to US$1.00.

Unless the context indicates otherwise, all share and per share data in this prospectus give effect to a share split effected on July 1, 2014, following which each of our previously issued ordinary shares and preferred shares was subdivided into ten ordinary shares and preferred shares, respectively. In addition, unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional ADSs.

The Offering

The following assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering price	We expect that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs.

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary shares outstanding immediately after this offering	ordinary shares, comprised of (i) Class A ordinary shares (or Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full) and (ii) Class B ordinary shares.

In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. We plan to issue Class A ordinary shares represented by our ADSs in this offering. In addition, all options granted prior to or to be granted after the completion of this offering entitle option holders to the equivalent number of Class A ordinary shares once the options are vested and exercised. Upon any sale, pledge, transfer, assignment or disposition of a Class B ordinary share by its holder to any person who is not already a holder of Class B ordinary shares, such Class B ordinary share shall automatically convert into one Class A ordinary share without any actions on the part of the transferor or the transferee. In no event shall Class A ordinary shares be convertible into Class B ordinary shares. For more information on our ordinary shares, you should refer to the “Description of Share Capital” section of this prospectus.

Upon the completion of this offering, our founders who hold Class B ordinary shares will hold an aggregate of % of the total voting power of our outstanding share capital, assuming that the underwriters do not exercise their option to purchase additional ADSs.

NASDAQ Global Select Market symbol	DSKY.

The ADSs	Each ADS represents Class A ordinary shares. The ADSs may be evidenced by ADRs.

The depositary will hold the shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses. You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange. We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs.

Use of proceeds	We estimate that we will receive net proceeds of approximately US$ million from this offering (or US$ million if the underwriters exercise their option to purchase additional ADSs in full), after deducting the underwriting discounts, commissions and estimated offering expenses payable by us and assuming an initial public offering price of US$ per ADS, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.

We plan to use the net proceeds we receive from this offering for the following purposes:

•	US$ million for the acquisitions of game licenses and other intellectual property rights related to mobile games;

•	US$ million for mergers and acquisitions; and

•	US$ million for working capital and other general corporate purposes.

See “Use of Proceeds” for additional information.

Lock-up	We, our directors and executive officers, and all of our existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Underwriting” for more information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

Depositary	The Bank of New York Mellon.

Directed share program	We currently anticipate to undertake a directed share program, pursuant to which the underwriters will reserve for sale, at the initial public offering price, up to ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons.

Summary Consolidated Financial Information and Operating Data

You should read the following information concerning us in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following tables present our summary consolidated statement of operations data for the years ended December 31, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013. All share and per share data in the tables below give effect to a share split effected on July 1, 2014, following which each of our previously issued ordinary shares and preferred shares were subdivided into ten ordinary shares and preferred shares, respectively. The data presented in these tables are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The summary consolidated statements of operations data for the three months ended March 31, 2013 and 2014 and summary consolidated balance sheet data as of March 31, 2014 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Our historical results are not necessarily indicative of our results for any future periods.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2012	2013		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Game revenues	18,059	244,806	40,439	21,891	173,968	27,985
Other revenues	1,319	1,762	292	184	134	22

Total revenues	19,378	246,568	40,731	22,075	174,102	28,007
Cost of revenues	(14,593)	(155,898)	(25,753)	(13,487)	(101,268)	(16,290)

Gross profit	4,785	90,670	14,978	8,588	72,834	11,717
Operating expenses:
Research and development expenses	(7,501)	(14,214)	(2,348)	(2,343)	(6,799)	(1,094)
Sales and marketing expenses	(2,797)	(27,940)	(4,615)	(4,698)	(12,460)	(2,004)
General and administrative expenses	(4,713)	(14,780)	(2,442)	(2,263)	(11,281)	(1,816)

Total operating expenses	(15,011)	(56,934)	(9,405)	(9,304)	(30,540)	(4,914)
Other gains, net	946	106	17	46	1,194	192

Operating (loss)/profit	(9,280)	33,842	5,590	(670)	43,488	6,995
Interest income	20	81	13	7	39	6
Foreign exchange (loss)/gain and others	(63)	266	44	(19)	(598)	(96)
Share of loss from an equity investment	—	(170)	(28)	—	(29)	(4)

(Loss)/income before income tax	(9,323)	34,019	5,619	(682)	42,900	6,901
Income tax expense	—	(6,174)	(1,020)	—	(9,735)	(1,566)

Net (loss)/income	(9,323)	27,845	4,599	(682)	33,165	5,335
Less: Net loss attributable to the noncontrolling interest	32	287	47	87	(502)	(81)

Net (loss)/income attributable to iDreamSky Technology Limited	(9,291)	28,132	4,646	(595)	32,663	5,254

Accretion to convertible redeemable preferred shares redemption value	(22,870)	(262,782)	(43,408)	(3,349)	(845,001)	(135,931)
Deemed dividend to series A convertible redeemable preferred shares	(540)	(14,402)	(2,379)	—	—	—
Deemed dividend to Li Meiping ordinary shares	(300)	(29,075)	(4,803)	—	—	—

Net loss attributable to ordinary shareholders	(33,001)	(278,127)	(45,944)	(3,944)	(812,338)	(130,677)

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2012	2013		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except share and per share data)
Net loss per ordinary share—basic	(0.77)	(6.97)	(1.15)	(0.09)	(19.8)	(3.18)
Net loss per ordinary share—diluted	(0.77)	(6.97)	(1.15)	(0.09)	(19.8)	(3.18)
Weighted average number of ordinary shares attributable to iDreamSky Technology Limited—basic (thousands)	42,740	39,930	39,930	42,740	41,030	41,030
Weighted average number of ordinary shares attributable to iDreamSky Technology Limited—diluted (thousands)	42,740	39,930	39,930	42,740	41,030	41,030

	As of December 31,			As of March 31,
	2012	2013		2014
	RMB	RMB	US$	RMB	US$
	(in thousands, except share and per share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	31,365	179,658	29,677	158,502	25,497
Accounts receivable, net	5,052	76,900	12,703	125,496	20,188
Prepayments and other current assets	1,324	7,078	1,171	49,589	7,977
Total current assets	43,458	264,954	43,768	333,703	53,681
Property and equipment, net	2,207	8,684	1,434	10,126	1,629
Total assets	46,895	278,638	46,028	353,406	56,850
Total liabilities	23,242	123,153	20,344	163,199	26,251
Total mezzanine equity	61,085	470,664	77,748	1,323,008	212,826
Ordinary shares (US$0.0001 par value; 461,500,000, 409,472,700 and 409,472,700 shares authorized, 42,740,000, 41,032,120 and 41,032,120 shares issued and outstanding as of December 31, 2012 and 2013 and March 31, 2014, respectively)	27	26	4	26	4
Additional paid-in capital	—	—	—	—	—
Statutory reserves	—	2,701	446	2,701	434
Accumulated deficit	(37,664)	(322,619)	(53,293)	(1,134,875)	(182,560)
Accumulated other comprehensive income	102	4,661	770	(1,207)	(194)
Total shareholders’ deficit	(37,432)	(315,179)	(52,064)	(1,132,801)	(182,227)
Total liabilities, mezzanine equity and shareholders’ equity	46,895	278,638	46,028	353,406	56,850

Operating Data:

	As of December 31,		As of March 31,
	2012	2013	2014
	(in millions)
Registered users	127.5	398.8	472.7

	For the Year Ended December 31,		For the Quarter Ended March 31,
	2012	2013	2013	2014
	(in millions)
Downloads and activations	111.6	271.3	63.0	73.9

	For the Quarter Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	(in millions, except percentages)
Average MAUs	5.6	11.6	22.0	34.0	56.7	70.3	81.3	91.0	98.3
Average MPUs	0.0	0.1	0.2	0.3	1.1	1.5	4.6	5.1	5.1
Average DAUs	1.9	4.6	7.6	10.6	16.8	21.8	25.0	25.4	25.8
Paying ratio	0.0%	0.8%	0.8%	0.9%	1.9%	2.1%	5.6%	5.7%	5.2%

Note:	Paying ratio for a given quarter equals to average MPUs divided by average MAUs for that quarter.

Non-GAAP Measures

Adjusted EBITDA and Adjusted Net Loss or Income

To provide investors with additional information about our financial results, we disclose in this prospectus non-GAAP financial measures, adjusted EBITDA and adjusted net (loss)/income. We have provided below a reconciliation between each adjusted EBITDA and adjusted net (loss)/income to net (loss)/income, the most directly comparable GAAP financial measure.

We have included adjusted EBITDA and adjusted net (loss)/income in this prospectus because they are key measures we use to evaluate our operating performance, generate future operating plans and make strategic decisions for the allocation of capital. Accordingly, we believe that adjusted EBITDA and adjusted net (loss)/income provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. These non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation, fair value change of preferred share warrant liability and share of loss from an equity investment. Furthermore, these non-GAAP financial measures eliminate the impact of items that we do not consider indicative of the performance of our business. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP.

The following tables present a reconciliation of each adjusted EBITDA and adjusted net (loss)/income to net (loss)/income, the most directly comparable GAAP financial measure.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2012	2013		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)			(in thousands)
Reconciliation of Net (Loss)/Income to Adjusted Net (Loss)/Income and Adjusted EBITDA:
Net (loss)/income	(9,323)	27,845	4,599	(682)	33,165	5,335
Share-based compensation	1,415	329	54	82	82	14
Fair value change of preferred share warrant liability	564	514	85	111	—	—
Share of loss from an equity investment	—	170	28	—	29	4

Adjusted net (loss)/income	(7,344)	28,858	4,766	(489)	33,276	5,353

Depreciation of property and equipment	428	1,788	296	383	736	118
Amortization of intangible assets	1,151	1,990	329	235	955	154
Income tax expense	—	6,174	1,020	—	9,735	1,566
Interest income	(20)	(81)	(13)	(7)	(39)	(6)

Adjusted EBITDA	(5,785)	38,729	6,398	122	44,663	7,185

The use of adjusted EBITDA and adjusted net (loss)/income has material limitations as an analytical tool, as adjusted EBITDA and adjusted net (loss)/income do not include all items that impact our net loss or income for the period. In addition, because these non-GAAP measures may not be calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies.

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

If we fail to maintain and grow our user base, we will not be able to sustain our growth and our business may be materially and adversely affected.

In order to achieve sustainable growth of our business, we must retain our existing users, attract new users, maximize the network effect of our platform and ultimately improve our monetization. This requires that we consistently launch popular games and release updates for our existing games to keep our users engaged and therefore staying within our platform of games. It also requires that we continue to strengthen the social connectivity of our platform to encourage viral social marketing and enhance user engagement. In order to deliver a better game-playing and social networking experience and deepen our understanding of our users, we need to invest in technology and research and development, including our cloud-based storage and computing infrastructure, data analysis engine and our technology related to software development kits, or SDKs, which are software development tools that allow for the creation of software packages or platforms. If we are unable to consistently deliver a satisfying user experience, we may lose our users. If we are unable to anticipate user preferences or behaviors or industry changes in order to market and promote new games, or if we are unable to extend the life cycle of the games that we currently operate, or if we are unable to provide sufficient social connectivity to our users as part of their game playing experience, our user base may not increase at the rate we anticipate, or at all, and it may even decrease.

Despite our efforts in sourcing high-quality games and our rigorous game selection process, we cannot guarantee that the games we launch will gain popularity within a short period of time, if at all. Neither can we guarantee that popular games that we operate will continue to sustain their current level of popularity. Users may lose interest in our games over time despite our efforts in offering a diversified portfolio of games and improving or upgrading our existing games. Users may not choose our games or services if our technology becomes unreliable. Users may choose to play games offered by other platforms if those platforms offer better game services or social networking opportunities. Furthermore, many of our new games require a build-up period when users are first introduced to the games, and the rise in popularity of some games can be slow, if it happens at all. If a build-up period coincides with the inevitable phasing-out period of our older games, the result could be a decrease in the number of total active and paying users as well as gross billings and revenue during that period. If a game fails to gain anticipated user acceptance and we do not introduce additional games to maintain our user base, the phasing out of previous games could result in a prolonged period of or permanent decrease in our total active and paying users. If we fail to effectively schedule the initial launches of our games, our results of operation may be materially and adversely affected.

The growth of our user base reinforces the popularity of our games. Our failure to effectively expand and engage our user base will materially and adversely affect our business, financial condition, results of operations and growth prospects.

If we fail to monetize our users effectively, our business may suffer.

All of the games we publish are free to download and play, adopting an item-based revenue model, and in line with the industry norms, only a small percentage of users who play our games in any period are paying users. For example, 5.7% and 5.2% of our active users were paying users in the fourth quarter of 2013 and the first quarter of 2014, respectively. As such, in order to sustain our revenue growth, we must effectively monetize our user base by converting active users to paying users. We invest in user data mining and analysis to better understand our users’ in-game consumption patterns. This allows us to create localized and culturally-adapted editions of overseas games and help refine domestic games, as well as design virtual items that are desirable to mobile users in China and to properly deploy and price them to enhance our monetization. Our users are willing to pay for premium functions and purchase virtual items in the games because of the perceived value of these functions or items, which is dependent on the benefits such services or items confer upon the users in the game. Spending in our games is discretionary and our users can be sensitive to the price, undermining our ability to convert active users to paying users. It is crucial to balance, on the one hand, creating sufficient in-game monetization opportunities, which enhances the profitability of our games, and, on the other hand, ensuring that users can enjoy our games even without paying for extra functions or items. To stimulate in-game spending, we need to constantly launch marketing and promotional activities to drive user interest. While free-to-play games help to maintain a sizable user base and the associated network effect, it may not be optimal in terms of user monetization. We must also provide easy, fast and safe payment solutions to our users to facilitate in-game purchasing so they are not discouraged or inconvenienced by online payment processing procedures. If we fail to effectively monetize our users, our business will suffer.

Because more than half of our revenues are generated from a small number of games, if we fail to extend the life cycle of our existing popular games or launch new popular games, we will not be able to maintain or grow our revenue and our financial results could be adversely affected.

We generate more than half of our revenues from a few popular games. In 2013, the Temple Run series, Fruit Ninja and Subway Surfers, our top three games in 2013, contributed approximately 85.4% of our total revenues, with the Temple Run series contributing approximately 41.7% of our total revenues. In the first quarter of 2014, these games contributed approximately 57.2% of our total revenues, with Subway Surfers contributing 24.2% of our total revenues. Our top games may have a finite life span and may fall out of favor from users. As a result, we must maximize the life cycle of our popular games by developing, releasing and marketing new editions or updates that will continue to engage our users. Failing to extend the life of our existing popular games will materially and adversely affect our revenue growth and financial results. We must also identify and launch new games that will gain widespread popularity and become revenue growth drivers. This requires our substantial investment in game selection, research and development, sales and marketing and game operations. It is difficult to consistently anticipate user preference on a large scale. While we continue to invest significant resources in the launch of new games, we cannot assure you that new games, game editions or updates will be popular among our users and become profitable.

We work with game developers to provide games to our users. Any loss or deterioration of our relationship with our game developer partners may result in the loss of user base and revenues.

We work with game developers to publish games on our platform. We have benefited from some of these developers’ strong brand recognition and the success of their games in overseas markets. Due to our strong relationship with many of our game developer partners, we are able to obtain the source code of many overseas games, which allows us to play a more substantial role in the games’ operation in China. We believe this is crucial to building and expanding our user base and therefore the success of our platform, as well as to our ability to operate and monetize our games.

However, we may not be able to maintain good and mutually beneficial commercial relationships with our game developer partners, including the developers of our most popular games, including Halfbrick Studios Pty. Ltd., or Halfbrick, the developer of Fruit Ninja, Imangi Studios, LLC, the developer of the Temple Run series, and Kiloo ApS, who licenses Subway Surfers to us. Any failure on our part to properly localize or operate or effectively market or monetize their games, safeguard their intellectual property, including the source code of their games, or perform our obligations under our agreements with them may cause substantial harm to our business relationships with the game developers. Where we are required to pay an advance royalty or a minimum profit guarantee by the game developer, should the game fail to meet its expected performance targets, we need to compensate the game developer and incur additional loss. Because we are in the process of obtaining certain regulatory approvals and licenses for our publishing business and games, we also may not be in strict compliance with the terms and conditions in some of our distribution agreements with game developers.

The term of our content distribution agreements with game developers is typically one to three years, renewable upon both parties’ consent. Our game developer partners may terminate our agreements prior to their expiration voluntarily or as a result of our non-compliance with the terms or conditions, or they may refuse to renew the agreements. Even if they are willing to renew the agreements, they may demand commercial terms, such as revenue-sharing ratios, that are less favorable to us than under our existing agreements. They may choose to partner with our competitors, allowing our competitors to enhance their game portfolio and better compete against us. We began to publish games developed by the subsidiaries of our VIEs in the first quarter of 2014. We cannot assure you that such in-house development capability will not affect our relationship with our game developer partners. Any loss or deterioration of our relationship with any of our game developer partners may result in a loss of revenues and materially and adversely affect our business and results of operations.

We work with third-party channels to distribute our games, and our business and results of operations may be materially and adversely affected if they breach their obligations to us, or if we fail to maintain relationships with a sufficient number of platforms, or if the platforms lose popularity among Internet users.

In addition to our proprietary distribution channels, which includes in-game cross promotions and our self-operated iDreamSky Game Center and www.uu.cc, we publish our games through mobile app stores, mobile pre-installations and other mobile channels owned and operated by third parties. We rely on these third parties to promote and publish our games, record purchases, maintain the security of their platforms to prevent fraudulent activities, provide a certain portion of user services and, in some occasions, process payments from users.

We may be negatively impacted if these third-party channels fail to effectively promote our games or otherwise fulfill their obligations to us or if they do not obtain or maintain relevant government licenses to distribute our games. Disputes with third-party platforms, such as disputes relating to intellectual property rights and distribution fee arrangements, may also arise from time to time and we cannot assure you that we will be able to resolve such disputes in a timely manner or at all. If our collaboration with a major third-party platform terminates for any reason, we may not be able to find a replacement in a timely manner or at all and the distribution of our games may be adversely affected. Any failure on our part to maintain good relationships with a sufficient number of popular platforms for the distribution of our games could cause the number of our game downloads and activations to decrease, which will have a material adverse effect on our business, financial condition and results of operations.

We plan to build our own publishing platform to become a destination for fun and exciting mobile games. Our own platforms may compete with our distribution partners and adversely affect our relationships with them. Conversely, some of our distribution partners have their own in-house game development capabilities and our other distribution partners may consider establishing such capabilities in the future. We are therefore subject to direct competition and potential conflicts of interest with our distribution partners, which may intensify in the future, and we cannot assure you that our distribution partners will always maintain a cooperative relationship with us. If our distribution partners commit less resources to promote our games on their platforms, cease to promote our games or distribute our games, our business and results of operations may be adversely affected.

We plan to distribute some of our games through social networking platforms, such as Weixin. The games will benefit from the strong brand recognition, large user base and the stickiness of these social networking platforms. If any of these social networking platforms lose their market positions or are no longer popular with users, we would need to identify alternative channels for marketing, promoting and distributing our games, which would consume substantial resources and may not be effective.

We work with China’s three mobile carriers to distribute our games and we rely on them to collect the gross billings generated from our games. The loss of or a change in any of these significant carrier relationships could materially harm our business.

China’s three mobile carriers, China Mobile, China Unicom and China Telecom, distribute our games and process payments made in our games. In particular, we collected through them a substantial majority of the gross billings generated from our games, after deducting their payment processing fees, and we expect to continue to rely on them for payment processing in our games going forward. The percentage of payment processing fees charged by mobile carriers are relatively higher than those charged by other third-party payment channels, such as Alipay, Weixin Payments, China UnionPay and Yeepay. Additionally, due to their dominant position in China’s telecommunications industry, we have limited ability to negotiate economic terms with them. Our relationships with and ability to negotiate the payment processing and distribution fee terms with these mobile carriers directly affects our costs and profitability.

Our agreements with the mobile carriers typically have a one- or two-year term. The carriers may terminate their agreements with us early or refuse to renew the agreements. They may also demand to renegotiate the economic or other terms with us. The agreements generally do not obligate the mobile carriers to market or distribute any of our games. In many of these agreements, we warrant that we have the requisite qualifications to publish our games, our games do not contain libelous or obscene content, do not contain material defects or viruses and do not violate third-party intellectual property rights, and we indemnify the mobile carriers for any breach of a third party’s intellectual property. If we fail to comply with these warrants, the mobile carrier may terminate their agreements with us or sue us for damages. Furthermore, our ability to generate revenue through a given mobile carrier may be impaired by factors outside our control, including the mobile carriers’ preference for our competitors’ mobile games, the mobile carrier’s decision not to include or highlight our games on its distribution platforms, and any failure in its billing system or network connection. There may be regulatory policies or changes that may impose requirements with respect to the procedures for distribution and payment processing of mobile games, including those with respect to push notifications to users, billing and payment, in-game advertisements or other consumer-protection measures. These policies may increase our compliance costs and affect the effectiveness of our marketing or monetization effort.

If any of our mobile carriers decides not to market or distribute our games or decides to terminate, not renew or modify the terms of its agreement with us, we may be unable to replace the affected agreement with acceptable alternatives, causing us to lose access to that carrier’s subscribers and the revenues generated from them, which could materially harm our business, operating results and financial condition.

Our ability to monetize our users is subject to third-party payment processing-related risks.

We offer our users a variety of payment options, including direct billing through mobile carriers and other third-party online payment platforms. Therefore, we rely on them to provide payment processing services to our users, which subjects us to fraud and other illegal activities in connection with these various payment methods.

We generally receive casual game gross billings through the mobile carriers and our mid- and hardcore game gross billings through a few third-party payment channels. The concentration of our payment channels could lead to a short-term disruption in our collection of the gross billings if one or more of them were to narrow or terminate its business cooperation with us, or demand commercial terms that are less favorable to us. Such concentration also makes us more vulnerable to collection risks should one or more of these providers become unable or unwilling to share the proceeds it receives with us. Our operations and business could be harmed if our relationships with one or more of these payment platforms deteriorate, or if one or more of the key payment platforms experience a decrease in their business generally or an increase in non-payment from users.

Furthermore, mobile carriers and third-party payment service providers are entitled to a prescribed percentage of the gross billings charged to our users. If these platforms fail to remit to us the proceeds collected from our user in a timely fashion or at all, if these platforms become unwilling or unable to provide these services to us, or if their service quality deteriorates, our business could be disrupted. Our payment platform partners are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers and virtual currencies, which could change or be reinterpreted to make it difficult or impossible for them to comply. If our payment partners fail to comply with these rules or requirements, they may be subject to fines and higher transaction fees and lose their ability to accept credit and debit card payments, process electronic funds transfers or facilitate other types of online payments from our users. This would materially and adversely affect our ability to monetize our users.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history under our current business model upon which to evaluate the viability and sustainability of our business. Our company was incorporated in the Cayman Islands as an exempted limited liability company in February 2012. We began operating our business in November 2009 through our consolidated affiliated entity and commenced operations of our first mobile game in April 2011. We incurred a net loss of RMB9.3 million in 2012. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries, such as the mobile game industry in China. Some of these risks and uncertainties relate to our ability to:

•	retain existing users, attract new users and increase user activity and monetization;

•	license or acquire additional mobile games that are appealing to users;

•	expand partnerships with domestic and overseas content developers;

•	maintain and expand our distribution and payment network;

•	upgrade our technology and infrastructure to support increased traffic and expanded offerings of products and services;

•	anticipate and adapt to changing user preferences;

•	adapt to competitive market conditions;

•	maintain adequate control of our expenses; and

•	attract and retain qualified personnel.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

We may face increasing competition, which could reduce our market share and materially and adversely affect our results of operations.

The mobile game industry in China is highly competitive. The industry is characterized by the frequent introduction of new products and services, short product life cycles, evolving industry standards, rapid adoption of technological and product advancements, as well as price sensitivity on the part of users. In China, we compete directly with domestic companies with integrated mobile game operation capabilities, such as Chukong Holdings Limited, China Mobile Games and Entertainment Group, Yodo1, Ltd., Shanda Interactive Entertainment Limited, NetEase Inc. and FL Mobile Inc. We also compete with China’s leading Internet and technology companies such as Tencent Holdings Limited and Qihoo 360 Technology Co. Ltd., who may capitalize on their significant financial and technical resources and their large user bases to develop and publish mobile games. We also compete with overseas mobile game companies who may look to directly operate in the PRC market, such as GREE International, Inc., DeNa Co., Ltd., King Digital Entertainment plc and Electronic Arts Inc. In addition, we face competition from other entertainment formats and mobile applications and content, such as mobile music, mobile books and social network services.

Some of our existing and potential competitors have significantly greater financial, technological and marketing resources and stronger relationships with industry participants than we do. If there are new entrants in the market or intensified competition among existing competitors, we may have to provide more incentives to industry participants, such as game developers and distributing agents, which could adversely affect our profitability. If we fail to compete effectively, our market share could reduce and our results of operations could be materially and adversely affected.

If we fail to successfully execute our growth strategy, including our current expansion into new genres of games, the mobile social networking business and game development and acquisition, our future results of operations and growth prospects may be materially and adversely affected.

We have expanded our product offerings to include games of various genres. To operate games in a new genre, we must identify and obtain licenses for appealing games with high monetization potential from both overseas and domestic game developers. We also depend on these game developers to provide technical support, and to develop updates and expansion packs to sustain user interest and attract new users to our games. We may not be able to successfully establish relationships with high-quality game developers and obtain licenses to their games. Additionally, we have also begun to acquire games under game acquisition agreements. If the games that we acquire fail to become commercially successful, we may not be able to recoup our initial capital investments and receive the expected return, if at all. We have also began to publish games developed by the subsidiaries of our VIEs in the first quarter of 2014. We may need to invest more financial, technical and human resources in connection with developing the games and producing their updates and new editions than we typically do with respect to our licensed games. Expansion into new genres of mobile games or new operation models may present operating and marketing challenges that are different from those that we currently encounter with our existing games. We also face competition from existing players within these markets who may have more experience and resources.

We are also making significant investments in the development and upgrade of SkyNet, which enables our live in-game service, iDreamSky Game Center, which is our mobile application for game services, and www.uu.cc, which is our mobile game information website, all designed to provide social connectivity for our platform, enhance user engagement, promote our brand awareness and create additional monetization opportunities. However, these products may not be effective in achieving these goals and we may not be able to recover costs incurred for developing and marketing these products or services. As a result, our future results of operations and growth strategies could be materially and adversely affected. If we are unable to successfully implement our growth strategies, our revenue and profitability may not grow as expected, and our competitiveness may be materially and adversely affected.

Our growth strategy of acquiring and investing in complementary businesses, assets and technologies may result in operating difficulties, dilution to our investors and other negative consequences.

We have successfully acquired, and intend to selectively acquire and invest in, businesses, assets and technologies that complement our existing business. We may acquire companies, businesses, intellectual property rights and other assets, or invest in strategic partners. Acquisitions and investments involve uncertainties and risks, including:

•	accurately identifying and evaluating potential acquisition targets with operations complementary to our existing operations;

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	retaining key employees and maintaining the business relationships with the businesses we acquire;

•	failure to achieve the intended objectives, benefits or revenue enhancement;

•	costs and difficulties of integrating acquired businesses and managing a larger business;

•	the need to integrate an acquired company’s accounting, management information, human resource and other administrative systems to permit effective management and timely reporting;

•	the possibility that, before the acquisition or investment, we will not discover important facts during due diligence that could have a material adverse impact on the value of the businesses we acquire or invest in;

•	significant accounting charges resulting from the completion and integration of a sizeable acquisition and increased capital expenditures;

•	the possibility that a change of control of a company we acquire triggers a termination of contractual or intellectual property rights important to the operation of its business; and

•	diversion of resources and management attention.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. In addition, any such acquisition or investment may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. Furthermore, if we use our equity securities to pay for acquisitions, we may dilute the value of the ADSs and the underlying Class A ordinary shares. Our shareholders may not have the opportunity to review, vote on or evaluate future acquisitions or investments. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends.

Any failure or significant interruption in our technology infrastructure could impact our operations and harm our business.

Our technology infrastructure is critical to the performance of our games and to user satisfaction. Our games run on our proprietary SDK network, SkyNet and cloud computing system. Some elements of our technology infrastructure, such as our servers, are maintained by third parties that we do not control. We have experienced, and may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. If a particular game is unavailable when users attempt to access it, users may stop playing the game and may be less likely to return to the game as often, if at all. A failure or significant interruption in our game service would harm our reputation and operations. We expect to continue to make significant investments in our technology infrastructure to maintain and improve all aspects of user experience and game performance. To the extent that our disaster recovery systems are not adequate, or we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate increasing traffic, our business and operating results may suffer. We do not maintain insurance policies covering losses relating to our technology infrastructure and we do not have business interruption insurance, and our business and operations may suffer adverse effects as a result.

We operate in a new and rapidly changing industry, which makes it difficult to evaluate our business and prospects. Our ability to generate revenue could suffer if the PRC mobile game market does not develop as anticipated.

We derive substantially all of our revenue from the PRC mobile game industry, which is rapidly evolving. The growth of the mobile game industry in China and the level of demand and market acceptance of our games are subject to a high degree of uncertainty. Our future operating results depend on numerous factors affecting the mobile game industry, many of which are beyond our control, including:

•	growth prospects of mobile games;

•	changes in consumer demographics and public tastes and preferences;

•	changes in technologies;

•	the availability and popularity of other forms of entertainment;

•	the growth of mobile device users, and the rate of any such growth;

•	the growth of China’s telecommunications infrastructure, mobile network and payment system; and

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending.

Our ability to formulate and execute publishing, distribution and marketing strategies will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in the tastes and preferences of our current and potential users. New and different types of entertainment may increase in popularity at the expense of mobile games. A decline in the popularity of mobile games or casual games in particular would harm our business and prospects.

As China’s mobile games market has evolved rapidly in recent years with developments such as the introduction of new business models and new technology, the development of user preferences, market entry by new competitors and the adoption of new strategies by existing competitors, we expect each of these trends to continue, and we must continue to adapt our strategy to successfully compete in the mobile game market. There are numerous other technologies and business models in varying stages of development, such as portable tablet computers, notebooks or other mobile Internet handsets involving fourth generation mobile technologies, which could render certain current technologies or applications obsolete. If we fail to anticipate or successfully implement new technologies, our games may become obsolete or uncompetitive, and our business prospects and results of operations could be materially and adversely affected.

Accordingly, it is extremely difficult to accurately predict user acceptance and demand for our existing and potential new games, and the future size, composition and growth of this market. Given the limited history and rapidly evolving nature of our market, we cannot predict how much users will be willing to pay for our mobile games or whether users will have concerns over security, reliability, cost and quality of service associated with mobile games. If acceptance of our mobile games is different than anticipated, our ability to maintain or increase our revenues and profits could be materially and adversely affected.

Breaches of security measures of our website, games and third-party payment systems and unintended disclosures of user and game data may have materially and adversely affect our reputation and business.

As we conduct our business, we process, store and analyze personal information and other data. We rely on proprietary encryption and authentication technology to provide the security and authentication necessary to enable secure transmission of confidential user information, including user name and password. However, our security controls over user and game data may not prevent the improper disclosure of personally identifiable information. A party who is able to circumvent these security measures could misappropriate proprietary information or cause interruptions in our operations. A security breach that leads to disclosure of user account information, including mobile numbers or other personally identifiable information, could harm our reputation. Our actual or perceived failure to comply with governmental regulation and other legal obligations related to user privacy could harm our business. We may be required to expend significant capital and other resources to prevent such security breaches or to alleviate problems caused by such breaches. We may also lose current or potential users for our mobile games that allow us to access our users’ personal data of our users because of the perception that we cannot adequately protect our users’ privacy.

Additionally, our business operation may be harmed by users’ concerns over playing games on their mobile phones. Hackers may modify our games to charge our users for virtual items that they did not purchase. We can typically identify hacked game applications after our users start playing the game and alert users of the situation and urge them to uninstall the game application. However, such users may become hesitant in downloading the game again or other games operated by us in the future as a result of their experience. Concerns over the security and privacy of user information may inhibit the wireless business generally, and our mobile games in particular. Our security measures may not prevent security breaches and our users’ interest in playing mobile games may decrease if malware spreads to their mobile phones. Failure to prevent security breaches or respond to abuse or users’ concerns over development of mobile phone malware may have a material adverse effect on our business, prospects, financial condition and results of operations.

In addition, secure transmission of confidential information, such as users’ debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, including our website, is essential for maintaining user confidence. We do not have control over the security measures of our third-party payment platform partners, and their security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment systems. We could be exposed to litigation and possible liability if we fail to safeguard confidential user information, which could harm our reputation and our ability to attract or retain users and may have a material adverse effect on our business.

Undetected programming errors or defects in our mobile games could harm our reputation and materially and adversely affect our results of operations.

Our mobile games are subject to frequent improvement and updates, and may contain bugs or flaws that may become apparent only after the updated applications are accessed by mobile users, particularly as we launch new updates under tight time constraints. From time to time, our users may inform us of programming bugs affecting their experience, and we are generally able to resolve such flaws promptly. However, if for any reason, programming bugs or flaws are not resolved in a timely fashion, we may lose some of our users and our revenues will be affected negatively, and our reputation and market acceptance of our mobile games may also be harmed. In addition, PRC government has promulgated rules and regulations targeting mobile service providers that charge for applications and other content without user consent. If a programming error or flaw in our products inadvertently charges users without consent, we may be subject to administrative penalties and fines.

Unauthorized character enhancements, other hacking or cheating activities, and undetected programming errors or defects in our virtual worlds could harm our online business and reputation and materially and adversely affect our results of operations.

With the increase in the number of game users in China, game operators have increasingly encountered problems arising from the use of unauthorized character enhancements, theft of user account information and other hacking or cheating activities. We have from time to time detected a number of users who have gained an unfair advantage by installing hacking or cheating tools to facilitate character progression. In response to these activities, we have installed detection mechanisms in our games to identify various hacking and cheating activities, and have expanded our technical team dedicated to detecting unauthorized character enhancements and resolving other hacking issues. However, these measures may not be effective against hacking.

Continued occurrences of unauthorized character enhancements, other hacking or cheating activities, and undetected errors or defects in our games will harm user experience, which may negatively impact the image of our games and users’ perception of their reliability, reduce our user number and in-game spending, shorten the life span of the games and adversely affect our results of operations. A constant recurrence of these activities may require us to shift our management’s and personnel’s attention from research and development and other operations to focus instead primarily on anti-hacking programs and activities, which could hurt our ability to offer content updates and new games and could materially and adversely affect our business, financial condition, results of operations and growth prospects.

We may not be successful in effectively promoting our brand or enhancing our brand recognition, and any negative publicity, regardless of its veracity, may harm both the brand of our company and the specific games we publish.

The reputation of our “iDreamSky” brand is growing among mobile game players in China as a quality publishing platform of fun and exciting games. Promoting our iDreamSky brand and enhancing its recognition is an integral part of our growth strategy. However, we may not be able to effectively promote or develop our brand and if we fail to do so, our growth may be adversely affected. In addition, negative publicity or disputes regarding our brand, games and services, company or management could materially and adversely affect public perception of our brand and other products and services we offer. Any negative publicity in relation to us, regardless of its veracity, could harm the image of our company and the games we publish, which in turn would decrease the number of active users from the operation of our online business. Any impact on our ability to effectively promote our brand and any significant damage to the public perception of our iDreamSky brand or our products could materially and adversely affect our prospects and results of operations.

Unauthorized use of our intellectual property may harm our brands and reputation and adversely affect our business.

We regard the intellectual property rights granted to us by our game developer partners, as well as our own copyrights, trademarks and other intellectual property as critical to our success. Unauthorized use of these intellectual properties may harm our brands and reputation and adversely affect our business.

We have historically relied on a combination of trademark and copyright law, trade secret protection, restrictions on disclosure and other agreements that restrict the use of our intellectual properties to protect our intellectual property rights. Although our contracts with our business partners prohibit the unauthorized use of our franchises, brands and other intellectual property rights, we cannot assure you that they will always comply with these terms. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, third parties may independently discover our trade secrets and proprietary information, limiting our ability to assert any trade secret rights against such parties.

Although we presently enter into confidentiality agreements with all of our employees and impose stringent obligations on our core research and development employees with respect to confidentiality, we cannot assure you that these confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our proprietary technology, know-how or other intellectual property will not otherwise become known to, or be independently developed by, third parties. Any failure to protect our game developer partners’ intellectual properties will also subject us to severe consequences, including loss of game distributorships and payment of damages.

While we actively take steps to protect our proprietary rights and those of our game developer partners, such steps may not be adequate to prevent the infringement or misappropriation of our and their intellectual property. Moreover, we have no control over third parties who clone and offer counterfeits of our games which may be misleading to users. In addition, we cannot assure you that our trademark applications will ultimately proceed to registration or will result in registration with adequate scope for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected products or services, or seek to enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

Primarily due to ambiguities in the laws and difficulties in enforcement, intellectual property right protection in China may not be as effective as in the United States or other countries. Policing unauthorized use of our proprietary technology, trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

Third parties may claim that we infringe their proprietary rights, which could cause us to incur significant legal expenses and prevent us from promoting our products and services.

We have from time to time received claims that we have infringed the intellectual property rights of others, and may in the future receive more claims. Although we are not the developer of the games that we license, third parties may claim that, as the publisher of the games, we are also liable for any infringement upon the third parties’ rights, jointly, with the developer. For example, we were named as a co-defendant in a civil complaint in the PRC claiming that a game that we started publishing in the first quarter of 2014 allegedly contained certain content during beta testing that infringed upon a third party’s intellectual property rights. The third party is seeking RMB5.0 million in damages against the co-defendants, which are the game developer, us and another third party that provides distribution channels for the game. We intend to contest the case vigorously. We typically rely on our game developer partners’ representations that their games do not infringe upon third parties’ intellectual property rights and we require indemnification should any such representations become inaccurate and we suffer damage as a result, including any damages resulting from third party claims. For example, pursuant to our agreement with this game developer, the developer is obligated to indemnify us for any losses that we may incur arising from the games’ infringing upon any third party’s intellectual property rights. However, games we license may from time to time infringe upon valid patents, trademarks, copyrights or other intellectual property rights held by third parties and indemnification may not be adequate in recovering our loss. Game features redesigned by us may also be claimed to have infringed upon third parities’ rights. Any such claim or litigation, with or without merit, could be costly and distract our management from day-to-day operations. If we fail to successfully defend against such claim or do not prevail in such litigation, we could be required to modify, redesign or cease operating the games, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our users. Any royalty or licensing arrangements that we may seek in such circumstances may not be available to us on commercially reasonable terms or at all. Also, if we acquire technology to include in our products from third parties, our exposure to infringement actions may increase because we must rely upon these third parties to verify the origin and ownership of such technology. This exposure to liability could result in disruptions in our business that could materially and adversely affect our operating results.

Some of our employees were previously employed at other companies, including our current and potential competitors. We also intend to hire additional personnel to expand our development team and technical support team. To the extent these employees are involved in the development of content or technology similar to ours at their former employers, we may become subject to claims that these employees or we have appropriated proprietary information or intellectual properties of the former employers of our employees. If we fail to successfully defend such claims against us, we may be exposed to liabilities which could have a material adverse effect on our business.

The successful operation of our business depends on the performance and reliability of the Internet infrastructure and telecommunications networks in China.

Our game operation and distribution depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. Although the PRC government has pledged to improve the Internet infrastructure in China as part of its stimulus package introduced in the first quarter of 2009, a more sophisticated Internet infrastructure may not be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure.

The mobile network in China is operated by three mobile carriers, including China Mobile, China Unicom and China Telecom, all of which are controlled by the PRC government. Mobile coverage may not be reliable, and any disruption in the operation of the mobile carriers may have a negative impact on our users’ ability to download and activate our games, as well as their gameplay and payment experience. There is no assurance that China’s mobile network infrastructure will continue to improve and further support the operation and expansion of our business.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network and computer infrastructure may cause significant harm to our business operation and the distribution of our games. Any server interruptions, break-downs or system failures, including failures which may be attributable to events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to operate our games and service our users and lead to user attrition and revenue reduction. Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and other similar events.

Expansion into international markets is important for our growth, and as we expand internationally, we will face additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder such growth.

We plan to expand our business internationally. We have little experience in overseas markets. It is costly to establish, develop and maintain international operations and promote our brand internationally. The expansion of our business into such geographic markets may not be profitable on a sustained basis for many reasons including, but not limited to:

•	local economic and political conditions;

•	government regulation of mobile usage and mobile games and restrictive governmental actions (such as trade protection measures), nationalization and restrictions on foreign ownership;

•	restrictions on sales or distribution of mobile content and uncertainty regarding intellectual property rights and liability for content and services on our platform;

•	business licensing or certification requirements, such as those for mobile game content;

•	limited telecommunications, content distribution and payment infrastructure;

•	laws and regulations regarding user protection, data protection, privacy, network security, encryption and restrictions on pricing;

•	lower levels of mobile and Internet use;

•	lower levels of consumer spending and fewer growth opportunities compared to our current geographic markets;

•	lower levels of online payment and increased payment risk; and

•	difficulty in staffing, developing and managing foreign operations as a result of language and cultural differences.

As we expand our game operations to other countries, competition will intensify. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, local users, as well as their more established local brand names. They benefit from reduced logistics costs and local marketing experience in their competition with us.

Our success depends on the continuing and collaborative efforts of our management team and other key personnel, and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of our key management team, including our founders. If one or more of our executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for management and key personnel is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executives or other key personnel joins a competitor or forms a competing company, we may lose customers, distributors, know-how and key personnel. Each of our executive officers and key employees has entered into an employment agreement with us that contains confidentiality provisions. If a dispute arises between any of our executives or key personnel and us, we cannot assure you to what extent any of these agreements may be enforced.

We rely on highly skilled personnel. If we are unable to retain or motivate them or hire additional qualified personnel, we may not be able to grow effectively.

Our performance and future success depend on the talents and efforts of highly skilled individuals, especially research and development and sales and marketing personnel. We will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in the mobile games industry for qualified employees is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. Since the demand and competition for talent is intense in our industry, particularly for mobile game development personnel, engineers and related technical personnel, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future, which could increase our compensation expenses. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively.

If we fail to establish an effective system of internal control, we may be unable to accurately and timely report our financial results or prevent fraud.

We will be subject to reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act and related rules require a public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, under Section 404(b) of Sarbanes-Oxley Act, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we cease to qualify as an “emerging growth company” under the Securities Act, which may be up to five fiscal years from the date of this offering. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

In the preparation of the consolidated financial statements as of and for the two years ended December 31, 2013, we identified two material weaknesses and other control deficiencies in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. Effective internal control over financial reporting is necessary for us to provide reliable financial reports, effectively prevent fraud and operate as a public company.

One of the material weaknesses identified relates to our lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. The other material weakness identified relates to our lack of effective control procedures, including the lack of a comprehensive accounting manual, to track, estimate and record the proceeds that we share with our game developer partners and to assess the completeness and accuracy of the related accruals on the proceeds sharing and withholding taxes.

We have taken initiatives to implement and plan to implement further measures to address the material weaknesses and control deficiencies identified. We have hired our chief financial officer and additional accounting staff with U.S. GAAP and SEC reporting experience. We have allocated greater resources to our finance department and are in the process of implementing a comprehensive accounting manual and offering trainings to our accounting staff to enhance our ability to track, estimate and record the proceeds that we share with our game developer partners and to assess the completeness and accuracy of the related accruals on the proceeds sharing and withholding taxes. In addition, we are building our internal audit function and have hired an internal auditor with prior experience working at a U.S. listed company overseeing Sarbanes-Oxley Act compliance matters and a “Big Four” accounting firm. We will implement policies to ensure the independence of our internal audit function. We plan to implement additional measures in 2014. For details on these initiatives, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.”

However, the implementation of these initiatives may not fully address the material weaknesses and other control deficiencies in our internal control over financial reporting. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to employ significant resources to maintain a financial reporting system that satisfies our reporting obligations. Our failure to remediate the material weaknesses and other control deficiencies or our failure to discover and address any other material weaknesses or deficiencies may result in inaccuracies in our financial statements or delay the preparation of our financial statements. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misappropriations of corporate assets and subject us to potential delisting from the stock exchange on which the ADSs are listed, regulatory investigations or civil or criminal sanctions.

We may be unable to secure additional funding in the future or to obtain such funding on favorable terms.

We may require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new product launches, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity securities or securities convertible into our ordinary shares could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties. Financing may not be available in amounts or on terms acceptable to us, if at all, especially if there is a recession or other events causing volatilities in the capital markets worldwide.

We have limited insurance coverage which could expose us to significant costs and business disruption.

Other than mandatory and commercial insurance for our employees, we have not purchased any insurance to cover our assets, property and business. If we were to incur substantial losses or liabilities due to fire, explosions, floods, a wide range of other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issued the audit reports included in this prospectus filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections and lose confidence in our reported financial information and procedures and the quality of our financial statements.

The outcome of the administrative proceedings brought by the SEC against four PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to be non-compliant with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to produce work papers and other documents related to certain other PRC companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, sanctioning these accounting firms and suspending them from practicing before the SEC for a period of six months. On February 12, 2014, the four PRC-based accounting firms appealed the initial administrative law decision to the SEC. The decision is neither final nor legally effective unless and until it has been reviewed and approved by the SEC. Accordingly, the sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. If the SEC’s final order is decided against the accounting firms, they can also further appeal the final decision of the SEC through the federal appellate courts. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six-month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, it is not clear how these recent developments could affect the SEC’s final decision in the case against the four accounting firms or any subsequent appeal to courts that the accounting firms may initiate. Therefore, it is difficult to determine the final outcome of the administrative proceedings and the potential consequences thereof.

If our independent registered public accounting firm were denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be non-compliant with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of our Class A ordinary shares from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our Corporate Structure

We conduct certain aspects of our businesses in China through our VIEs by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected.

We conduct the operation of our domestic business through Shenzhen Mengyu, Shenzhen iDreamSky and Beijing Chuangmeng, our VIEs. We receive substantially all of the economic benefits of our VIEs as their primary beneficiary through contractual arrangements with them and their shareholders. For a description of these contractual arrangements, see “Our History and Corporate Structure—Contractual Arrangements among Chuangmeng Wuxian, our VIEs and the Respective Shareholders of our VIEs.”

Various regulations in China currently restrict or prevent foreign-invested entities from engaging in telecommunication services, including operating mobile games. On December 11, 2001, the State Council promulgated the Provisions on Administration of Foreign Invested Telecommunications Enterprises, which were subsequently amended on September 10, 2008. Under such regulations, foreign ownership in companies that provide value-added telecommunication services shall not exceed 50%. The Guiding Catalog for Foreign Investment Industries (revised in 2011) catagorizes the value-added telecommunications services as “restricted.” Further, the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business issued by the Ministry of Industry and Information Technology, or MIIT, in July 2006, or the MIIT Circular, reiterates restrictions on foreign investment in telecommunications businesses. Under the MIIT Circular, a PRC company that holds a license to conduct value-added telecommunications businesses, or a VATS License, in China is prohibited from leasing, transferring or selling the license to foreign investors in any form and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Furthermore, the relevant trademarks and domain names that are used in a value-added telecommunications business must be owned by the local VATS License holder or its shareholder(s). The MIIT Circular further requires each VATS License holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Each of Shenzhen iDreamSky and Shenzhen Mengyu holds a VATS License for information services excluding fixed telephone information services. Shenzhen iDreamSky owns idreamsky.com and Shenzhen Mengyu owns www.uu.cc, and each of them has applied to register the relevant trademarks. However, due to a lack of interpretative materials from the authorities, it is uncertain whether the MIIT would consider our corporate structures and contractual arrangements as a type of foreign investment in telecommunication services in China. Therefore, it is unclear what impact the MIIT Circular might have on us.

In August 2011, the Ministry of Commerce, or MOFCOM, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular No. 6, promulgated on February 3, 2011. Under these rules, a security review by MOFCOM is required for foreign investors’ mergers and acquisitions that have “national defense and security” implications and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises that have “national security” implications. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that mobile game businesses fall within the scope of transactions subject to security review. We do not believe we are required to submit our existing contractual arrangement to MOFCOM for a security review. However, as there is a lack of clear statutory interpretation regarding the implementation of the rules, there is no assurance that MOFCOM will have the same view as we do when applying these national security review-related circulars and rules.

The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure violates PRC laws and regulations. Although we believe we comply, and will continue to comply with current PRC regulations, the PRC government may not agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing requirements or policies or with requirements or policies that may be adopted in the future. It is possible that a PRC court, arbitration tribunal or other regulatory authority may determine that such contractual arrangements are illegal or invalid. If the PRC government determines that we are not in compliance with applicable laws, it may levy fines on us, confiscate our income that they deem to have been obtained through illegal operations, revoke or refuse to renew any business and operating licenses required to conduct our operations in China, revoke the agreements constituting the contractual arrangements, require us to discontinue or restrict our operations, suspend the operation of our games, require us to alter our ownership structure or operations, or impose additional conditions or restrictions on our business operations with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business.

If the PRC government determines that our ownership structure does not comply with the restrictions contained in the GAPP Notice, we could be subject to severe penalties.

We are subject to relevant PRC regulations on operators of online games. On September 28, 2009, the PRC General Administration of Press and Publication, or GAPP, which was consolidated with the State Administration of Radio, Film and Television and currently known as the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, together with the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Circular on Implementation of the Regulation on the Three Provisions of the State Council and the Relevant Interpretations and Further Strengthening of the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the GAPP Notice. The GAPP Notice provides, among other things, that foreign investors are not permitted to invest in online game operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments, and expressly prohibits foreign investors from gaining control over or participating in PRC operating companies’ online game operations through indirect ways, such as establishing other joint venture companies, entering into contractual arrangements with or providing technical support for such operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online gaming platforms that are ultimately controlled or owned by foreign investors. We are not aware of any online game companies adopting the same or similar contractual arrangements as ours having been penalized or ordered to be terminated since the GAPP Notice first became effective. Due to the ambiguity among various regulations on online games and a lack of interpretative materials from the relevant PRC authorities governing online game operations, there are uncertainties regarding whether PRC authorities would consider our corporate structure and contractual arrangements to be foreign investment in online game operation businesses. While we are not aware of any online game companies which use the same or similar contractual arrangements as ours having been penalized or ordered to terminate operation by PRC authorities claiming that the contractual arrangements constitute control over, or participation in the operation of, online game operating businesses through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future. If our contractual arrangements were deemed to be such an “indirect means” or “disguised form” under the GAPP Notice, our contractual arrangements may be challenged by the SAPPRFT. If we, our PRC subsidiary or VIEs are found to be in violation of the GAPP Notice to operate our mobile games, the SAPPRFT, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases where relevant licenses and registrations would be suspended or revoked.

Our contractual arrangements with our VIEs and their respective shareholders may not be as effective in providing control as direct ownership. Our VIEs and their shareholders may fail to perform their obligations under these contractual arrangements.

We have relied and expect to continue to rely on contractual arrangements with our VIEs to conduct our domestic business. For a description of these contractual arrangements, see “Our History and Corporate Structure—Contractual Arrangements among Chuangmeng Wuxian, our VIEs and the Respective Shareholders of our VIEs.” These contractual arrangements provide us with effective control over our VIEs through which we operate our business and allow us to obtain economic benefits from them. However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, if our VIEs or their respective shareholders fail to perform their respective obligations under these contractual arrangements, or if they take other actions that are detrimental to our interests, we may incur substantial costs and resources in connection with our enforcing these arrangements. To enforce these arrangements, we may rely on legal remedies available under applicable PRC laws, including seeking specific performance and claiming damages. In particular, if shareholders of our VIEs refuse to transfer their equity interests to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may need to initiate legal actions to compel them to fulfill their contractual obligations. Such arbitration and legal proceedings and disputes may cost us substantial financial and other resources and result in disruption of our business, and the outcome might not be in our favor. The relevant PRC arbitration panel may conclude that our contractual arrangements violate PRC law or are otherwise unenforceable and we could consequently lose our ability to consolidate our VIEs’ results of operations, assets and liabilities in our consolidated financial statements and/or to transfer the revenues of our VIEs to Chuangmeng Wuxian, our wholly owned subsidiary. In addition, the shareholders of our VIEs may not continuously act in the best interests of our company and follow our instructions despite their contractual obligations to do so.

If we had direct ownership in our VIEs, we would be able to exercise our rights as shareholders, rather than our rights under the powers of attorney, to effect changes to their boards of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our VIEs or their respective shareholders fail to perform their obligations under these contractual arrangements, we may incur substantial costs to enforce such arrangements and rely on legal remedies under PRC law, which may not be sufficient or effective. For example, if we sought to enforce the exclusive option agreements for the transfer of equity interests in any of our VIEs, the transfer would be subject to approval by governmental authorities, such as the MIIT and MOFCOM, and the transfer price requirements of the relevant government authorities. The transferee would be required to comply with various requirements, including qualification and maximum foreign shareholding percentage requirements. As these governmental authorities have wide discretion in granting such approvals, we could fail to obtain such approval. In addition, our contractual agreements might not be enforceable in China if PRC governmental authorities or courts took the view that such contracts contravened PRC law or were otherwise not enforceable for public policy reasons.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, prevailing parties in an arbitration proceeding may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. If we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

If we are unable to enforce these contractual arrangements, or if we suffer significant delay, or other obstacles in the process of enforcing these contractual arrangements, our business and operations in China could be disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in China—Uncertainties and changes in the PRC legal system could materially and adversely affect our business.”

Our ability to enforce the share pledge agreements may be subject to limitations based on PRC laws and regulations.

Under the contractual arrangements, Chuangmeng Wuxian entered into an equity interests pledge agreement with each of our VIEs and the shareholders of our VIEs. Under the equity interests pledge agreements, the shareholders of our VIEs agreed to pledge their equity interests in the VIEs to Chuangmeng Wuxian to secure the VIEs’ and the shareholders’ performance of their obligations under the relevant contractual arrangements.

However, the equity pledge under the equity interests pledge agreements among Chuangmeng Wuxian, Beijing Chuangmeng and its shareholders has not been registered with the local branch of State Administration of Industry and Commerce, or the SAIC. The PRC Property Rights Law that was promulgated on March 16, 2007 and became effective on October 1, 2007 provides that registration with the local branch of SAIC is necessary to create security interest on the equity interests of a PRC limited liability company, which means that before the equity pledge is duly registered with the local branch of SAIC, the equity pledge is unenforceable even though the relevant equity interests pledge agreement is binding. The shareholders of one of our VIEs, Beijing Chuangmeng, are in the process of applying with the local branch of SAIC in Beijing, for registration of their equity pledge. However, there is no guarantee that that the shareholders of Beijing Chuangmeng will complete the registration in a timely manner. If any shareholder fails to complete the registration of his equity pledge, then such pledge will not become effective and Chuangmeng Wuxian will not be able to effectively exercise the pledge of such shareholder’s equity interests in Beijing Chuangmeng. If we are unable to enforce the equity interests pledge agreements, we may not be able to exert effective control over Beijing Chuangmeng and our ability to conduct our business may be negatively affected.

Further, the equity interests pledge agreements with our VIEs’ shareholders provide that the pledged equity interests constitute security for all of the payment obligations of the VIEs and the shareholders under the contractual arrangements. However, it is possible that a PRC court may take the position that the amount indicated on the equity pledge registration documents filed with the local branch of SAIC represents the full debt amount that the pledge secures. If this is the case, the obligations that are supposed to be secured in these equity interests pledge agreements in excess of the amount indicated on the equity pledge registration documents could be determined by the PRC court as unsecured debt, in which case the protection of our interest in the VIEs’ payments to us is limited.

The shareholders of our VIEs have potential conflicts of interest with us, which may adversely affect our business.

The registered shareholders of our VIEs are two of our directors, namely, Michael Xiangyu Chen and Anfernee Song Guan. Thus, conflicts of interest between their duties to our company and their interests as the controlling shareholders of our VIEs may arise. They may not act entirely in our interest when conflicts of interest arise and conflicts of interest may not be resolved in our favor. In addition, Mr. Chen and Mr. Guan could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and reputation.

The shareholders of our VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIEs and the validity or enforceability of the contractual arrangements. For example, in the event that any shareholder of our VIEs divorces his or her spouse, the spouse may claim that the equity interest of our VIEs held by such shareholder is part of their marital or community property. If such claim is supported by the competent PRC court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not bound by our contractual arrangements, which could result in our losing effective control over our VIEs. Similarly, if any of the equity interests of our VIEs are inherited by a third party on whom the current contractual arrangements are not binding, we could lose our control over our VIEs or have to maintain such control at unpredictable cost, which could cause significant disruption to our business, operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) the spouse of each of the shareholders of our VIEs has executed a spousal consent letter, under which such spouse has undertaken that she will not make any assertions in connection with the equity interests of our VIEs, as the case may be, which are held by the registered shareholder, and if such spouse obtain any equity interests of our VIEs, as the case may be, for any reasons, she shall be bound by the contractual arrangements and comply with the obligations thereunder as a shareholder thereof, and (ii) it is expressly provided in the agreements that the rights and obligations thereunder shall be equally effective and binding on the successors of the contracting parties, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. If any of these undertakings or arrangements is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract management and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use and enjoy the benefits of the assets held by our VIEs that are important to the operations of our business if such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Shenzhen iDreamSky is our primary operating entity. Shenzhen Mengyu operates some of our business and Beijing Chuangmeng currently does not engage in any business of our company. Our VIEs, particularly Shenzhen iDreamSky, hold assets and perform functions that are important to the operations of our business. If any of our VIEs enters into bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our VIEs undergoes a voluntary or involuntary dissolution or liquidation proceeding, third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business in the PRC, which may materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements with our VIEs may result in adverse tax consequences.

Under PRC laws and regulations, an arrangement or transaction among related parties may be subject to audit or challenge by the PRC tax authorities. If this occurs, the PRC tax authorities could request that our VIEs adjust their taxable income in the form of a transfer pricing adjustment for PRC tax purposes if contractual arrangements among related parties do not represent arm’s length prices. Such a pricing adjustment could adversely affect us by reducing, for PRC tax purposes, expense deductions recorded by our VIEs, which could in turn increase their tax liabilities and expenses. In addition, any of our VIEs may be subject to late payment fees and other penalties for underpayment of taxes. As a result, our contractual arrangements with our VIEs may result in adverse tax consequences to us. If our VIEs generate net income from transactions with our PRC subsidiary under the contractual arrangements in the future and the PRC tax authorities decide to make transfer pricing adjustments on their net income, our consolidated net income may be adversely affected. In addition, the PRC tax authorities may impose interest on late payments on our VIEs for the adjusted but unpaid taxes.

Risks Related to Doing Business in China

We have not obtained certain governmental approvals with respect to any of our mobile games and our game publishing business.

On June 3, 2010, the PRC Ministry of Culture, or the MOC, issued the Provisional Measures for Administration of Online Games, or the Online Game Measures, which came into effect on August 1, 2010. The Online Game Measures are intended to strengthen the MOC’s supervision over online games which include mobile games. Pursuant to the Online Game Measures, the MOC is responsible for the review and regulation of online games, both imported and domestically developed. With respect to an imported mobile game, online operation may not commence until such game has been approved by the MOC after its content review. With respect to a domestic mobile game, a record filing must be made with the MOC within 30 days from the commencement of its online operation.

We have not completed content review or record filing of any of our mobile games, as the case may be. We may not be able to receive approval or complete the record filing of our games in the near future or at all. In addition, the MOC may find that operating imported mobile games without prior content review or domestic mobile games without a timely record filing violates the Online Game Measures. As a result, the MOC may, among other things, order us to rectify the situation, levy fines of up to RMB30,000 against us, confiscate our income generated from the unlicensed games during the non-compliance period and/or restrict or suspend our operation of such games or our mobile game business as a whole, including revoking the Internet Culture Operation License, a license required for the operation of mobile games, of Shenzhen iDreamSky and Shenzhen Mengyu. Any such disruption in business operations would materially and adversely affect our financial condition and results of operations.

In addition to the MOC’s content review and record filing procedures, the GAPP Notice provides that the SAPPRFT, formerly known as the GAPP, is the governmental department with the authority to examine and approve online games. Under the GAPP Notice, each online game is required to be approved by the SAPPRFT prior to the commencement of its publication in China. We did not apply for approval from the SAPPRFT prior to the launch of our mobiles games and are in the process of applying to the SAPPRFT for the approval of some of our major games. We may not be able to obtain the SAPPRFT’s approval of our games in the near future or at all. In addition, the SAPPRFT may find that our publishing of the games without its pre-approval violates the GAPP Notice and may impose penalties on us, such as ordering us to rectify the situation, and/or restricting or suspending our operation of such games or our online game business as a whole, including terminating our Internet services and shutting down our websites. Any such disruption in business operations would materially and adversely affect our financial condition and results of operations.

The GAPP Notice also requires that each online game operator, including mobile game operator, must obtain an Internet Publishing License in order to provide online game services. Two of our VIEs have mobile game operations and have not obtained the Internet Publishing License, and are preparing to apply for the license from the SAPPRFT. However, we cannot assure you that we will obtain the Internet Publishing License in the near future or at all. If we are found to be operating online game businesses without the Internet Publishing License, the SAPPRFT may notify the relevant local telecommunications authorities to revoke our value-added telecommunications services operating license, or the VATS License, and notify the relevant local branch of the SAIC to amend or revoke our business license. In addition, the SAPPRFT may, among other things, levy fines on us of up to five to ten times of the turnover generated from our game operations during the non-compliance period, confiscate income generated from our game operations during the non-compliance period and require us to discontinue our mobile game publishing business. If the SAPPRFT brings such actions or imposes penalties against us, our business will be materially and adversely affected.

Certain penalties may be imposed on us for operations beyond the scope of the VATS License, which may materially and adversely affect our business and operations.

According to the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which were issued by the MIIT and became effective on April 10, 2009, the VATS License, are categorized into trans-regional VATS Licenses and VATS Licenses for operation within a specific region. A holder of a trans-regional VATS License is required to set up its subsidiaries or branches at relevant administrative regions based on the requirements of the VATS License and file its trans-regional VATS License with the local branch of the MIIT in each region where it has operations. The operation scope of the license will detail the permitted activities of the operator to which the license was granted. An approved telecommunication services operator must conduct its business in accordance with the specifications listed in its VATS License. Each of Shenzhen iDreamSky and Shenzhen Mengyu holds a valid VATS License for information services excluding fixed telephone information services. The service coverage of both VATS Licenses is limited to Guangdong Province. However, we are advised by our PRC counsel, Han Kun Law Offices, that given the geographic coverage of our business, we are required to hold the trans-regional VATS license. Shenzhen iDreamSky is in the process of applying for the trans-regional VATS License. Under PRC laws and regulations, if Shenzhen iDreamSky and Shenzhen Mengyu are found to operate value added telecommunications business beyond the scope of its VATS License, they may face administrative penalties, including fines or the confiscation of income generated from any business that was not within the scope of the VATS License during the non-compliance period, or being ordered to suspend their operations. Any of these penalties, if imposed, may materially and adversely affect our business and results of operations.

Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.

In January 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling having implications for the use of virtual currency. To curtail games that involve online gambling, as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (i) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (ii) requires online game operators to impose limits on the use of virtual currency in guessing and betting games; (iii) bans the conversion of virtual currency into real currency or property; and (iv) prohibits services that enable players to transfer virtual currency to other players. In February 2007, fourteen PRC regulatory authorities jointly promulgated a circular to further strengthen the oversight of Internet cafes and online games. Under the circular, the PBOC bas authority to regulate virtual currency, including: (i) setting limits on the aggregate amount of virtual currency that can be issued by game operators and the amount of virtual currency that can be purchased by an individual; (ii) stipulating that virtual currency issued by game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (iii) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (iv) banning the trading of virtual currency.

On June 4, 2009, the MOC and the MOFCOM jointly issued a notice regarding strengthening the administration of online game virtual currency, or the Virtual Currency Notice. The notice requires businesses that (i) issue online game virtual currency (in the form of prepaid cards or prepayment or prepaid card points) or (ii) offer online game virtual currency transaction services, to apply for approval from the MOC through its provincial branches within three months after the issuance of the notice. The notice also prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. The notice further requires an online game operator engage in the provision of virtual currency transaction service to comply with relevant e-commerce regulations issued by the MOFCOM. On June 3, 2010, the MOC issued the Online Game Measures, which became effective August 1, 2010, according to which (i) companies that plan to engage in the operation of online games, issuance of virtual currency and provision of virtual currency transaction services shall obtain a license from the provincial counterpart of the MOC; (ii) virtual currency may only be used to purchase services and products provided by the online game operator that issues the currency; (iii) the purpose of issuing virtual currency shall not be malicious appropriation of the user’s advance payment; (iv) the storage period of online gamers’ purchase record shall not be shorter than 180 days; and (v) the types, price and total amount of virtual currency shall be filed with the provincial counterpart of MOC.

The business scope in the Internet Cultural Operation Licenses of Shenzhen iDreamSky and Shenzhen Mengyu includes the issuance of virtual currency. While we do not believe we offer in-game virtual currency trading services, in some mobile games the players are allowed to purchase in-game virtual currency or credits with RMB for use in these games. We cannot assure you that the PRC regulatory authorities will not take a view contrary to ours or will deem that we are not in full compliance with the regulations on virtual currency. In that event, we may be required to cease either our game credit issuance activities or such deemed “trading service” activities and may be subject to certain penalties, including but not limited to mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business and results of operations.

In addition, the Virtual Currency Notice prohibits online game operators from setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual items or virtual currency based on random selection through a lucky draw, wager or lottery. It is unclear whether these restrictions would apply to certain aspects of our mobile games. If the PRC regulatory authorities take a view that certain of our game features are prohibited by the Virtual Currency Notice, we may be subject to penalties, including mandatory corrective measures and fines.

Currently there is no law or regulation specifically governing virtual asset property rights and therefore, it is unclear what liabilities, if any, mobile game operators may have for virtual assets.

During the course of playing mobile games, some virtual assets, such as special equipment, user experience grades and other features of our users’ game characters, are acquired and accumulated. Such virtual assets can be important to users and have monetary value and in some cases are sold among users for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service, a network crash or hacking activities. Currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who is the legal owner of virtual assets, whether and how the ownership of virtual assets is protected by law, and whether an operator of mobile games such as us would have any liability to users or other interested parties (whether in contract, tort or otherwise) for the loss of virtual assets. In case of a loss of virtual assets, we may be sued by our users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations. We have not been involved in any virtual assets related law suits. However, we cannot assure you that such law suits will not be brought against us in the future.

Based on several judgments by PRC courts regarding the liabilities of game operators for loss of virtual assets by users, the courts have generally required the game operators to provide well-developed securities systems to protect such virtual assets owned by users and have required some game operators to return the virtual items or be liable for the loss and damage incurred therefrom if the online game operators have been determined to be in default or held liable for infringement of users’ rights.

Concerns about the use of personal data in compliance with PRC law could damage our reputation and deter current and potential users from using our services.

Pursuant to the applicable PRC laws and regulations concerning the use and sharing of personal data, our PRC subsidiaries and consolidated affiliated entities are required to keep our users’ personal information confidential and are prohibited from disclosing such information to any third parties without the users’ consent. We apply strict management and protection to any information provided by users, and under our privacy policy, without our users’ prior consent, we will not provide any of our users’ personal information to any unrelated third party. In December 2012 and July 2013, new laws and regulations were issued by the standing committee of the PRC National People’s Congress and the MIIT to enhance the legal protection of information security and privacy on the Internet. The laws and regulations also require Internet operators to take measures to ensure confidentiality of information of users. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is shared with merchants or others may adversely affect our ability to share certain data with merchants, which may limit certain methods of targeted marketing. Concerns about the security of personal data could also lead to a decline in general Internet usage, which could lead to lower user traffic on our website. A significant reduction in user traffic could lead to lower revenues from paying users, which could have a material adverse effect on our business, financial condition and results of operations.

Our mobile game operations may be adversely affected by implementation of new regulations related to the PRC government’s anti-fatigue policies.

The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. Our online mobile games may be subject to these policies. On April 15, 2007, eight PRC government authorities, including GAPP, the Ministry of Education and the MIIT, jointly issued a notice, or the Anti-Fatigue Notice, requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. Under the anti-fatigue system, game operators are required to reduce the value of game benefits for minor users by half when those users reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game users in China are now required to register their identity card numbers before they can play an online game. The anti-fatigue system allows game operators to identify which users are minors. These restrictions could limit our ability to increase our business among minors. Furthermore, if these restrictions were expanded to apply to adult users in the future, our business could be materially and adversely affected. On July 1, 2011, eight PRC government authorities, including GAPP, the Ministry of Education, the MIIT and five others, jointly promulgated a further notice to strengthen the implementation of the anti-fatigue system and real-name registration, entitled the Notice on Initializing the Verification of Real-name Registration for Anti-Fatigue System on Online Games, or the Real-name Registration Notice, which took effect on October 1, 2011. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play Internet games. Accordingly, the notice provides more stringent punishment for online game operators for not implementing the anti-fatigue and real name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice requires the termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the Parental Guardianship Project Circular, or the Real-name Registration Notice. The Realname Registration Notice further increases our operational risks, as we will be required to spend more resources on real-name verification and anti-fatigue systems, which will lead to an increase in operation costs. In addition, the amount of time that minors will be able to spend playing online games such as ours will be further limited, which can be expected to lead to a reduction in our revenues. Furthermore, if we are found to be in violation of the Real-name Registration Notice, we may be required to suspend or discontinue our online game operations.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our applications.

China has enacted laws and regulations governing Internet access and the distribution of news and other content, as well as products and services, through the Internet. The PRC government prohibits information that it believes to be in violations of PRC laws from being distributed through the Internet. The MIIT, MOC and other competent government authorities have promulgated regulations that prohibit games from being distributed through the Internet if the games contain content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise state security or secrets. If any of the games we offer were deemed to violate any such content restrictions, we would not be able to obtain the necessary government approval to continue such offerings and/or could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of our licenses for operating mobile games, which would materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for unlawful actions of our users or for content we distribute that is deemed inappropriate. We may be required to delete content that violates PRC laws and report content that we suspect may violate PRC laws, which may reduce our user base, the amount of time our games are played or the purchases of virtual items in our games. It may be difficult to determine the type of content that may result in liability for us, and if we are found to be liable, we may be prevented from operating our games or offering other services in China.

Adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially and adversely affect our business.

We conduct substantially all of our operations in China. Accordingly, our business, financial condition, results of operations and prospects depend significantly on economic developments in China. China’s economy differs from the economies of most other countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has grown significantly over the past few decades, this growth has remained uneven across different periods, regions and economic sectors.

The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Between late 2003 and 2008, the PRC government implemented a number of measures, such as increasing the PBOC’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, which slowed the growth of credit. In 2008 and 2009, however, in response to the global financial crisis, the PRC government loosened such requirements. Any actions and policies adopted by the PRC government or any prolonged slowdown in China’s economy, in particular the mobile applications industry, could have a negative impact on our business, operating results and financial condition in a number of ways. For example, our users may decrease spending on our offerings, while we may have difficulty expanding our user base fast enough, or at all, to offset the impact of decreased spending by our existing users.

We may rely on dividends and other distributions from our PRC subsidiary to fund our cash and financing requirements, and any limitation on the ability of our subsidiary to make payments to us could materially and adversely affect our ability to conduct our business.

As an offshore holding company, we may rely principally on dividends from our PRC subsidiary for our cash requirements, dividends payments and other distributions to our shareholders, and to service any debt that we may incur and pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, PRC regulations permit our subsidiary to pay dividends only out of their accumulated profits, if any, as determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiary is required each year to set aside at least 10% of its annual after-tax profits (as determined under PRC accounting standards) into its statutory reserve fund until the aggregate amount of that reserve reaches 50% of such entity’s registered capital. These reserves are not distributable as cash dividends.

If our PRC subsidiary incurs debt on their own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions, pay dividends and otherwise fund and conduct our business.

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of any offering to make loans or capital contributions to our PRC operating subsidiary, which could materially and adversely affect our liquidity and ability to fund and expand our business.

We may transfer funds to our PRC subsidiary or finance our PRC subsidiary by means of shareholder’s loans or capital contributions upon completion of an offering. Any loans to our PRC subsidiary, which is a foreign-invested enterprise, cannot exceed statutory limits based on the amount of our investments in such subsidiary, and shall be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Furthermore, any capital contributions we make to our PRC subsidiary shall be approved by MOFCOM or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiary may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular No. 142, on August 29, 2008. Under SAFE Circular No. 142, registered capital of a foreign invested company settled in Renminbi converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC, unless otherwise provided by PRC laws. In addition, foreign invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay Renminbi loans if they have not used the proceeds of such loans. Furthermore, SAFE promulgated a circular on November 9, 2010, or SAFE Circular No. 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the prospectus for the offering. SAFE further promulgated the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or SAFE Circular No. 45, on November 16, 2011, which expressly prohibits foreign-invested enterprises from using the registered capital settled in Renminbi converted from foreign currencies to grant loans through entrustment arrangements with a bank, repay inter-company loans or repay bank loans that have been transferred to a third party. SAFE Circular No. 142, SAFE Circular No. 59 and SAFE Circular No. 45 may significantly limit our ability to transfer the net proceeds from an offering to our PRC subsidiary and convert the net proceeds into Renminbi to invest in or acquire any other PRC companies, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. The PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010, although this trend reversed slightly in early 2014 when the RMB depreciated against the US dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further fluctuation in the value of the RMB against the U.S. dollar.

Significant revaluation of the RMB may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi.

Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our wholly owned PRC subsidiary in China, Chuangmeng Wuxian, to fund any cash and financing requirements we may have. See “Our History and Corporate Structure.”

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, Chuangmeng Wuxian may pay dividends in foreign currency to us without pre-approval from SAFE. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. With the prior approval from SAFE, cash generated from the operations of our PRC subsidiary may be used to pay off debt owed to entities outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Uncertainties and changes in the PRC legal system could materially and adversely affect our business.

We conduct our business primarily through our PRC subsidiary and affiliated entities in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, and forms of foreign investment (including wholly foreign-owned enterprises and joint ventures) in particular. These laws, regulations and legal requirements, including those governing PRC tax matters, are relatively new and amended frequently, and their interpretation and enforcement often raise uncertainties that could limit the reliability of the legal protections available to us. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violations of these policies and rules until the violations have occurred. Furthermore, the PRC administrative and court authorities have significant discretions in interpreting and implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we may enjoy in the PRC versus other more developed legal systems. These uncertainties may affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith, and may affect our ability to enforce our contractual or tort rights. Such uncertainties may result in substantial operating expenses and costs, and any litigation in China may result in diversion of resources and management’s attention, and therefore materially and adversely affect our business and results of operations We cannot predict future developments in the PRC legal system. We may be required to procure additional permits, authorizations and approvals for our operations, which we may not be able to obtain. Our inability to obtain such permits or authorizations may materially and adversely affect our business, financial condition and results of operations.

The PRC government extensively regulates the Internet industry, including the foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. With regard to the mobile game industry in China, various regulatory authorities of the PRC central government, such as the State Council, the MIIT, SAIC, MOC, the SAPPRFT, and the Ministry of Public Security, are empowered to promulgate and implement regulations governing various aspects of the Internet and the mobile game industries. There exist inconsistencies and ambiguities in the regulations promulgated by different government authorities. We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide mobile game services. As a result, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Risks and uncertainties relating to PRC regulation of Internet businesses include, but are not limited to, the following: (1) new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including mobile game businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties and our business operations could be disrupted; (2) there are uncertainties relating to the regulation of the Internet industry in China, including evolving licensing requirements. This means that permits, licenses or operations of some of our companies may be subject to challenge, or we may fail to obtain or renew permits or licenses that applicable regulators may deem necessary for our operations. If we fail to maintain or obtain the required permits or licenses, we may be subject to various penalties, including fines and discontinuation of, or restriction on, our operations. Any penalty may disrupt our business operations and may have a material adverse effect on our results of operations; (3) the interpretation and application of existing or future PRC laws, regulations and policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. We cannot assure you that we will be able to maintain our existing licenses or obtain any new licenses required under any existing or new laws or regulations. There are also risks that we may be found to be in violation of existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet businesses. If current or future laws, rules or regulations regarding Internet-related activities are interpreted in such a way as to render our ownership structure and/or business operations illegal or non-compliant, our business could be severely impaired and we could be subject to severe penalties.

We may be required to obtain approval of the CSRC before listing and trading the ADSs on the NASDAQ Global Select Market.

Pursuant to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective in September 2006, and were amended on in June, 2009, an offshore special purpose vehicle, or SPV, formed for purposes of seeking overseas listing of the interest in PRC companies via acquisition and controlled directly or indirectly by PRC companies or individuals shall obtain CSRC approval prior to listing and trading of the SPV’s securities on an overseas stock exchange. On December 14, 2006, the CSRC published procedures for special purpose vehicles to obtain approval of overseas listings. The procedures include filing documents with the CSRC and take several months to complete. The application of this new PRC regulation remains unclear.

While the application of the New M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel that CSRC’s approval is not required given the fact that (i) Chuangmeng Wuxian was incorporated as a wholly foreign-owned enterprise by means of direct investment, rather than by acquisition of the equity interests or assets of a PRC domestic company owned by PRC companies or individuals as defined in the New M&A Rules, and (ii) no provision in the New M&A Rules explicitly classifies the contractual arrangements among Chuangmeng Wuxian, each of Shenzhen Mengyu, Shenzhen iDreamSky and Beijing Chuangmeng and their respective shareholders as a type of transaction subject to the New M&A Rules. However, our PRC legal counsel further advised us that since there has been no official interpretation or clarification of the New M&A Rules, there remains some uncertainty as to how the New M&A Rules will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws and regulations or further implementations and interpretations of competent government authorities in any form relating to the New M&A Rules. However, we cannot assure you that PRC government authorities, including the CSRC, will reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC government authorities determine that prior CSRC approval is required, any future registered offering will be delayed until we obtain the approval from the CSRC, which may take several months or longer. If a prior approval from the CSRC is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities.

These regulatory authorities may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from future offerings into the PRC, or take other actions that could materially and adversely affect our business or the trading price of the ADSs. The CSRC or other PRC regulatory authorities may also require us, or make it advisable for us, to halt an offering before settlement and delivery of the ADSs offered. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

SAFE has promulgated a series of rules, guidance and several regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, effective on November 1, 2005. These regulations require PRC residents, including natural persons and legal entities, to register with local branches of SAFE in connection with their direct or indirect offshore investment activities before establishing or controlling an overseas company for the purpose of equity financing from overseas with the assets or equities of PRC companies, referred to in SAFE Circular No. 75 as an “offshore special purpose company.” SAFE Circular No. 75 further requires amendment to the registration in the event of any significant changes with respect to the offshore special purpose company, such as increase or decrease of capital, equity investment or, including an initial public offering by such company. In the event that a PRC shareholder with a direct or indirect stake in an offshore special purpose company fails to fulfill the required SAFE registration, the PRC subsidiaries of that offshore special purpose company may be prohibited from making profit distributions to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries, and the offshore special purpose company may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. We have requested PRC residents who we know currently hold direct or indirect interests in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 75 and other related rules. To the best of our knowledge, all of our shareholders who are PRC citizens and who hold interest in us are preparing to file with local SAFE branches for SAFE registration and/or amendment in connection with their overseas investment and shareholding in our company according to SAFE Circular No. 75. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and we cannot assure you that these individuals or any other direct or indirect shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required. If they fail to make or update the registration, our PRC subsidiary could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiary’s ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Failure to comply with the registration requirements for employee share option plans may subject our PRC equity incentive plan participants or us to fines and other legal or administrative sanctions.

On February 15, 2012, SAFE promulgated the Circular of the SAFE on Relevant Issues Concerning the Foreign Exchange Administration for Domestic Individuals’ Participating in the Share Incentive Schemes of

Overseas-Listed Companies, or SAFE Circular No. 7, to replace the previous Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of Offshore Listed Companies issued by SAFE in March 2007. SAFE Circular No. 7 regulates foreign exchange matters associated with employee stock option incentives or similar incentives permitted under applicable laws and regulations granted to PRC residents by companies whose shares are listed on offshore stock exchanges.

In accordance with SAFE Circular No. 7, all PRC residents who participate in share incentive plans of an overseas publicly-listed company are required, through the PRC subsidiary of the overseas publicly-listed company, to jointly entrust a PRC agent to handle foreign exchange registration with SAFE or its local office and complete procedures relating to the share incentive schemes such as opening accounts and capital transfers. PRC residents include PRC nationals or foreign citizens having been consecutively residing in PRC for not less than one year, acting as directors, supervisors, senior management personnel or other employees of PRC companies affiliated with such offshore listed company. A PRC agent can be one of the PRC subsidiaries of the offshore listed company participating in the share incentive scheme or another PRC institution qualified for asset trusteeship s as designated by the PRC subsidiary and in accordance with PRC laws. The foreign exchange proceeds received by the PRC residents from sale of shares under share incentive plans granted by offshore listed companies must be remitted to bank accounts in China opened by the PRC agents. Further, a Notice Concerning Individual Income Tax on Earnings from Employee Stock Options, jointly issued by the Ministry of Finance and the State Administration of Taxation, or the SAT, provides that domestic companies that implement employee share option programs must file the employee share option plans and other relevant documents with local tax authorities having jurisdiction over the companies before implementing such plans, and must file share option exercise notices and other relevant documents with local tax authorities before their employees exercise any share options.

Following the completion of this offering, we and our PRC employees who have been granted shares or share options under our share option incentive plan will be subject to these regulations. If we or any of our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, both effective from January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and is subject to a 25% enterprise income tax on its global income. The implementation rules further define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular No. 82, which sets out certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China.

Although Circular No. 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in Circular No. 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals. As a result, we cannot assure you that the SAT will not implement Circular No. 82 or amend the rules in the future to the effect that such rules will apply to us or our overseas subsidiary. Therefore, although we currently take the position that we and our overseas subsidiary are not PRC resident enterprises, there is no assurance that we or our overseas subsidiary will not be so treated. The SAT issued the Administrative Measures on Enterprise Income Tax of Foreign-Incorporated Chinese-Controlled Resident Enterprises (Trial) on July 27, 2011, which took effect from September 1, 2011. According to these measures, in the event that the PRC authorities subsequently determine that we should be treated as a resident enterprise and decide to issue the Resident Enterprise Recognition Letter for Foreign-Incorporated Chinese-Controlled Enterprises to us, we may be required to handle all tax matters according to the rules governing PRC resident enterprises for the enterprise income tax purpose from the year when such letter is issued to us. If the competent PRC tax authorities determine that our legal entities organized outside of the PRC constitute PRC resident enterprises, we may be considered a PRC resident enterprise and may therefore be subject to enterprise income tax at a rate of 25% on our global income. If we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Dividends paid to us from our PRC subsidiary would qualify as “tax-exempted income.”

If we are treated as a PRC tax resident enterprise, dividends paid by us to our investors and gains on the sale of our shares may be subject to PRC withholding tax. Under the New EIT Law and related implementation regulations, PRC EIT withholding tax at the rate of 10% is applicable to dividends from PRC source paid to investors that are “non-resident enterprises,” that do not have an establishment or place of business in the PRC, or that have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business. In addition, any gain realized on the transfer of ADSs or shares by such investors is subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless an applicable treaty provides otherwise. Individual non-PRC investors may be subject to such PRC taxes on dividends and gains of a rate of 20% unless an applicable treaty provides otherwise. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to such PRC tax. If we are required under the New EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors, or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our Class A ordinary shares or ADSs may be materially and adversely affected.

Any change in the tax treatment we currently enjoy in the PRC may materially and adversely impact our net income.

Our PRC subsidiary is incorporated in the PRC and is governed by applicable PRC income tax laws and regulations. The New EIT Law and its implementing rules, both of which came into effect on January 1, 2008, impose a statutory rate of 25% on PRC enterprises. However, the New EIT Law also permits enterprises to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, under which enterprises established before the promulgation date of the New EIT Law that were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. Under the New EIT Law, its implementation regulations and other relevant rules, newly established software enterprises such as Shenzhen iDreamSky may be entitled to a two-year exemption followed by a three-year 50% enterprise income tax rate reduction from its first profit-making year. Shenzhen iDreamSky qualifies as a newly established software enterprise and is currently applying for such preferential tax treatments with the relevant PRC tax authority. Preferential tax treatments and incentives granted to us by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. While the PRC enterprise income tax is generally imposed based on actual taxable income, some of our subsidiaries pay enterprise income tax based on a deemed profit calculation. We cannot assure you that the local tax authorities will not, in the future, change their position and discontinue any of our current tax treatments, potentially with retroactive effect. The discontinuation of any of our current tax treatments could materially increase our tax obligations and adversely impact our net income.

The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiary to us through our Hong Kong subsidiary and we may not be able to obtain certain treaty benefits under the relevant tax treaty.

We are a holding company incorporated under the laws of the Cayman Islands. We conduct substantially all of our business through our PRC subsidiary and we derive all of our income from it. Under the New EIT Law and its implementation rules, dividends generated after January 1, 2008 payable by a foreign-invested enterprise in the PRC to its shareholders that are “non-resident enterprises” are subject to a 10% withholding tax, unless such shareholders’ jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential arrangement.

Pursuant to the Notice of the SAT on Issuing the Table of Tax Rates on Dividends in Treatises, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, such withholding tax may be lowered to 5% if the PRC enterprise is at least 25% directly held by a Hong Kong enterprise. In October 2009, the SAT further issued the Notice on How to Understand and Determine the “Beneficial Owners” in Tax Treaties, or Circular No. 601. According to Circular No. 601, non-resident enterprises that cannot provide valid supporting documents as “beneficial owners,” who are generally individuals, companies or other organizations which are normally engaged in substantive operations, may not be approved to enjoy tax treaty benefits. These rules also set forth certain criteria for determining whether, for treaty purposes, a person is a “beneficial owner.” Specifically, they expressly exclude a “conduit company” from qualifying as a “beneficial owner” if it is established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in substantive operations such as manufacturing, sales or management. As a result, dividends from our PRC subsidiary paid to us through our Hong Kong subsidiary may be subject to a reduced withholding tax at a rate of 5% only if our Hong Kong subsidiary is determined to be a Hong Kong tax resident and is considered to be a “beneficial owner” that is generally engaged in substantive business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Otherwise, we may not be able to enjoy the preferential withholding tax rate of 5% under the tax arrangement and may therefore be subject to withholding tax at a rate of 10% with respect to dividends to be paid by our PRC subsidiary to us through our Hong Kong subsidiary.

We face uncertainties with respect to the application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfer by Non-PRC Resident Enterprises.

Pursuant to the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular No. 698, issued by SAT, in December 2009, with retroactive effect from January 1, 2008, if a non-resident enterprise indirectly transfers the equity interests of a PRC resident enterprise by transferring equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5% or (ii) does not impose income tax on foreign income of its residents, the transferring nonresident enterprise must report this Indirect Transfer to the competent PRC tax authority of the PRC resident enterprise. The PRC tax authority will apply the “substance over form” principle, and as a result may disregard the existence of the overseas holding company if such overseas holding company lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such an Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular No. 698 also provides that where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. In addition, SAT released the SAT Public Notice (2011) No. 24, or SAT Public Notice 24, which took effect on April 1, 2011, to clarify several issues related to SAT Circular No. 698. Under SAT Public Notice 24, the term “effective tax” refers to the effective tax on the gain derived from a disposition of any equity interests of an overseas holding company. There is uncertainty as to the application of SAT Circular No. 698. While the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have broad jurisdiction over requests for information regarding foreign companies having remote contact with the PRC. Moreover, the relevant authority has not yet promulgated any formal provisions or made any formal interpretation as to the procedures or format for reporting an Indirect Transfer. In addition, there have not been any formal declarations concerning how to determine whether a foreign investor has adopted an arrangement for the purpose of reducing, avoiding or deferring PRC tax. SAT Circular No. 698 may be determined by the tax authorities to be applicable to our private equity financing and restructuring prior to this offering where non-resident investors and non-resident enterprise shareholders were involved. In addition, although it appears that SAT Circular No. 698 was not intended to apply to purchase and sale of shares of publicly traded companies in the open market, the PRC tax authorities may determine that SAT Circular No. 698 is applicable to our non-resident shareholders who acquired our shares outside of the open market and subsequently sell our shares in our private financing transactions or in the open market if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors or non-resident enterprise shareholders may be at risk of being taxed under SAT Circular No. 698 and may be required to expend valuable resources to comply with SAT Circular No. 698 or to establish that we and our non-resident enterprise investors or non-resident enterprise shareholders should not be taxed under SAT Circular No. 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ or such non-resident enterprise shareholders’ investments in us.

The enforcement of labor contract law and increase in labor costs in the PRC may adversely affect our business and our profitability.

China adopted a labor contract law and its implementation rules effective on January 1, 2008 and September 18, 2008, respectively. The labor contract law and its implementation rules impose more stringent requirements on employers with regard to, among others, minimum wages, severance payment upon permitted termination of the employment by an employer and non-fixed term employment contracts, time limits for probation period as well as the duration and the times that an employee can be placed on a fixed term employment contract. Due to the limited period of effectiveness of the labor contract law and its implementation rules, and the lack of clarity with respect to their implementation, potential penalties and fines, it is uncertain how they will impact our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules and we may be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Additionally, PRC companies are subject to various laws and regulations regarding social insurance and housing funds, under which our PRC subsidiary and affiliates are required to pay employees’ pension contributions, housing funds, medical insurance premiums and other welfare-oriented payments. Shenzhen iDreamSky and Shenzhen Mengyu have not contributed social insurance premiums and housing funds for their employees in compliance with applicable PRC laws. As such, they may be ordered to compensate the cumulative amount of the under-contributed social insurance premiums and housing fund contributions and be subject to administrative penalties, including fines. In the event that we fail to comply with the social insurance and housing funds contribution requirements, we may be subject to administrative penalties, and our business and reputation may be adversely affected.

Certain of our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could cause significant disruption to our business.

Our primary office premises is located within the High and New Technology Industry Area of Shenzhen Special Economic Zone, or the High-Tech Area. According to the relevant administrative measures of the High-Tech Area, the properties located in the High-Tech Area can only be used by the owners of the properties for their own purposes. When an owner has used 50% or more of the construction area of its property located in the High-Tech Area for its own purposes, the owner may apply to the administrative authority of the High-Tech Area for an approval for leasing the remaining vacant property to third parties. If an owner leases its property within the High-Tech Area to third parties without obtaining the approval from the administrative authority, it may be ordered to terminate the lease and be subject to certain penalties. The landlord of our office premises has not obtained the approval from the administrative authority of the High-Tech Area prior to its leasing of the premises to us. Therefore, the landlord may be deemed by relevant authorities to lack the right to lease, and its lease agreements with us may not be valid or enforceable under PRC laws and regulations. Our lease agreements may also be challenged by relevant administrative authorities. Our landlord has filed an application to the administrative authority of the High-Tech Area for the approval for leasing the office premises to us, but it cannot be assured that the landlord will obtain the approval and the relevant administrative authorities will not challenge our lease agreements. Our business may be interrupted if we are required to relocate our office as a result of such defects, and we may incur substantial costs in connection with such relocation.

Further, according to the guidelines of the administrative authority of the High-Tech Area regarding the relocation within the High-Tech Area, a tenant must obtain relocation approval prior to the tenant’s entering into a lease agreement with a new landlord. We moved from our former office to our current office, both of which are located in the High-Tech Area in 2013. However, we did not obtain the approval from the administrative authority of the High-Tech Area for the relocation. We are unable to apply to the administrative authority of the High-Tech Area for approval of our relocation until our landlord has obtained approval for leasing us our current office premises.

In addition, the lease agreements of our PRC operating entities have not been registered with competent governmental authority. Further, if a landlord has not obtained the consent from the administrative authority for lease of its property in the High-Tech Area, the lease agreement of a landlord cannot be registered with the competent government authority. According to PRC laws and regulations, the failure to register a lease agreement will not affect its effectiveness between the tenant and the landlord, however, the landlord or the tenant may be subject to fines for such failure to register the lease agreements.

If the custodians or authorized users of our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these corporate instruments, our business and operations could be materially and adversely affected.

In China, legal documents are generally executed using corporate chops. The corporate chops and seals of our PRC entities are essential to our ability to enter into contracts, conduct banking business and take certain corporate actions, including filing with the relevant PRC authorities. In order to maintain the physical security of our corporate chops and seals, we store them in secure location accessible only to authorized personnel, who are usually members of our senior management. Although we monitor such authorized personnel, there is no assurance these procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could experience significant disruption to our operations. Attempts to remedy such disruption may involve expensive legal or other proceedings, and we may not prevail for a long time or at all. In particular, during any period we lose effective control of an entity as a result of such misuse or misappropriation, the business activities and economic contribution of the affected entity could be severely disrupted, or our auditor may be unable to access documents and information from such entities that may be necessary for them to complete an audit of the consolidated financial statements of our group.

We face risks of health epidemics and other disasters, which could severely disrupt our business operations.

Our business could be materially and adversely affected by the outbreak of H1N1, or swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. Any adverse public health developments in China could require the temporary closure of our offices. Such closures could severely disrupt our business operations and adversely affect our results of operations. Our operations are vulnerable to interruption and damage from man-made or natural disasters, including wars, acts of terrorism, earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events, all of which may disrupt our business. If any significant man-made or natural disaster were to occur in the future, our ability to operate our business could be seriously impaired.

Risks Related to this Offering

There has been no public market for our ordinary shares or the ADSs prior to this offering, and you may not be able to resell the ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has not been a public market for our ordinary shares or the ADSs. [The ADSs have been approved for listing on the NASDAQ Global Select Market. Our ordinary shares will not be listed or quoted for trading on any exchange.] If an active trading market for the ADSs does not develop after this offering, the market price and liquidity of the ADSs will be materially and adversely affected. The initial public offering price for the ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for the ADSs after the initial public offering. We cannot assure you that an active trading market for the ADSs will develop or that the market price of the ADSs will not decline below the initial public offering price.

The market price for the ADSs may be volatile.

In addition to the volatility in the price of the ADSs which could be caused by the materialization of any of the risks described in this section, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the ADSs.

You will experience immediate dilution in the net tangible book value of ADSs purchased.

When you purchase ADSs in the offering at the public offering price of US$             per ADS, you will incur immediate dilution of approximately US$             per ADS, representing the difference between the purchase price per ADS in this offering of US$            , being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, and our pro forma as adjusted net tangible book value per ADS as of             , 2014 after giving effect to the conversion of our preferred shares into ordinary shares immediately upon the completion of this offering. See “Dilution.” In addition, you may experience further dilution in the net tangible book value of the ADSs purchased to the extent that additional Class A ordinary shares are issued upon exercise of outstanding options and options that we may grant from time to time. See “Dilution.”

We may need additional capital, and the sale of additional ADSs or other equity securities or incurrence of additional indebtedness could result in additional dilution to our shareholders or increase our debt service obligations.

Historically, we have relied principally on external sources of financing to fund our operations and capital expansion needs. We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity, equity-linked or debt securities or enter into a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. Debt financing would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of the ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

Additional sales of our Class A ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. Upon completion of this offering, we will have              ordinary shares outstanding, including              Class A ordinary shares (or              Class A ordinary shares if the underwriters exercise their option to purchase additional ADS in full) and              Class B ordinary shares. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. Ordinary shares outstanding after this offering will be available for sale, upon the expiration of the applicable lock-up period, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. Any or all of these shares can be released prior to expiration of the lock-up period at the discretion of the representatives of the underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of the ADSs could decline.

In addition, certain holders of our ordinary shares after the completion of this offering will have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of the ADSs to decline.

Our dual-class ordinary share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have adopted a dual-class ordinary share structure in July 2014 that will become effective immediately upon the completion of this offering. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. Dream Data Services Limited, wholly owned and controlled by Michael Xiangyu Chen, our co-founder, chairman and chief executive officer, will hold 28,873,610 Class B ordinary shares, and DT01 Holding International Limited, 50% owned and controlled by Jeffrey Lyndon Ko, our co-founder, director and executive vice president, and 50% owned and controlled by Anfernee Song Guan, our co-founder, director and chief technology officer, will hold 7,308,860 Class B ordinary shares. Immediately upon the completion of this offering, all the remaining ordinary shares will convert into Class A ordinary shares, 50% of our preferred shares will automatically convert into Class A ordinary shares at a conversion ratio of one preferred share to one Class A ordinary share and 50% of our preferred shares will automatically convert into Class B ordinary shares at a conversion ratio of one preferred share to one Class B ordinary share. Class A ordinary shares will not be convertible to Class B ordinary shares under any circumstances. Upon any sale, pledge, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Due to the disparate voting powers attached to these two classes of shares, we anticipate that our founders, Michael Xiangyu Chen, Jeffrey Lyndon Ko and Anfernee Song Guan will collectively own approximately             % of the voting power of our outstanding ordinary shares after this offering, and will have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

You may not have the same voting rights as the holders of our Class A ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of the ADSs will not be able to exercise voting rights attaching to the shares represented by the ADSs. You will have a right to instruct the depositary how to exercise those voting rights. However, the depository or its nominee may not successfully comply with your instructions or intentions. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

The depositary may give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not give voting instructions, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if we timely asked for your instructions but the depositary does not receive your instructions by the cutoff date it sets, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs as to all matters at the shareholders’ meeting unless:

•	we instructed the depositary we do not wish to receive a discretionary proxy;

•	we informed the depositary that there is substantial opposition to the particular matter; or

•	the particular matter would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if you do not give voting instructions, you cannot prevent the Class A ordinary shares underlying your ADSs from being voted, except in the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations in transferring your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our post-offering memorandum and articles of association contain anti-takeover provisions that could discourage, delay or prevent a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares represented by our ADSs, at a premium.

Our post-offering memorandum and articles of association, which will become effective immediately upon the completion of this offering, contain provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or a similar transaction. For example, our board of directors has the authority to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders. These preferred shares may have better voting rights than our ordinary shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting rights of the holders of our ordinary shares and ADSs may be diluted.

You may face difficulties in protecting your interests and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, operate all of our business from mainland China and Hong Kong and all of our officers reside outside the United States.

We are incorporated in the Cayman Islands and primarily conduct our operations through our subsidiaries in Hong Kong and mainland China and through our VIEs, Shenzhen Mengyu, Shenzhen iDreamSky and Beijing Chuangmeng, in China. Most of our directors and officers reside outside the United States and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our management will have considerable discretion as to the use of the net proceeds from this offer and you may not agree with our management on these uses.

We intend to use the net proceeds of this offering for mergers and acquisitions, acquiring game titles and other intellectual property rights related to mobile games, and for working capital and general corporate purposes. However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of this offering. Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to attest to and report on the effectiveness of the internal control structure and procedures for financial reporting.

We will cease to be an “emerging growth company” upon the earliest of: (i) the last day of the fiscal year during which we have gross revenues of US$1 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering, (iii) the date on which we have issued more than US$1.0 billion in non-convertible debt during the previous three-year period, or (iv) when we become a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act.

We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the trading price of our ADSs may be more volatile.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring filings with the U.S. Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Select Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by

U.S. domestic issuers. As a Cayman Islands company listed on the NASDAQ Global Select Market, we are subject to the NASDAQ Global Select Market corporate governance listing standards. However, NASDAQ Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Select Market corporate governance listing standards. Although we do not currently plan to utilize the home country exemption for corporate governance matters, to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Select Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We will incur additional costs as a result of becoming a public company.

As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we do as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NASDAQ Global Select Market, require changes in the corporate governance practices of public companies.

When we become a public company, we will establish additional board committees and will adopt and implement additional policies regarding internal controls over financial reporting and disclosure controls and procedures. In particular, compliance with Section 404 of the Sarbanes-Oxley Act, which requires public companies to include a report of management on the effectiveness of their internal control over financial reporting, will increase our costs. In addition, we will incur costs associated with public company reporting requirements, such as the requirements to file an annual report and other reports with the SEC. We expect these rules and regulations to increase our legal and financial compliance costs, but we cannot predict or estimate the additional costs or the timing of initially additional costs we may incur.

There can be no assurance that we will not be a passive foreign investment company for United States federal income tax purposes for any taxable year, which could result in adverse United States federal income tax consequences to United States Holders of the ADSs or ordinary shares.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes, for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. If we are a PFIC for any taxable year during which a United States Holder (as defined in “Taxation—United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse United States federal income tax consequences could apply to such United States Holder.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we are treating Shenzhen Mengyu, Beijing Chuangmeng and Shenzhen iDreamSky, our VIEs, as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to substantially all of the economic benefits associated with these entities, and as a result, we consolidate these entities’ operating results in our consolidated GAAP financial statements. If it were determined, however, that we are not the owner of any of our VIEs for United States federal income tax purposes, the composition of our income and assets would change and we likely would be treated as a PFIC for the current taxable year ending on December 31, 2014 or any subsequent taxable year.

Assuming that we are the owner of our VIEs and their subsidiaries for United States federal income tax purposes, and based on the anticipated value of our assets (which is based on the expected price of our shares in this offering) and the current and anticipated composition of our income and assets, we do not expect to be a PFIC for our current taxable year ending December 31, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the United States Internal Revenue Service, or the IRS, will not take a contrary position.

Changes in the composition of our income and assets or value of our assets may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we are or will become a PFIC for any taxable year may depend, in part, upon the value of our goodwill and other intangibles not reflected on our balance sheet (which may be determined based upon the market value of our ADSs or ordinary shares from time to time, which may be volatile) and may also be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years because our cash and other passive assets would then comprise a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other intangibles, which may result in our company being or becoming classified as a PFIC for the current or one or more future taxable years.

See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.” Each United States Holder is urged to consult with its tax advisors regarding the impact of the PFIC rules on an investment in our ADSs or ordinary shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward- looking statements include, among other things, statements relating to:

•	our business strategies and initiatives as well as our business plans;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenue and certain cost or expense items;

•	our ability to continue to offer new and attractive games and services;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	our ability to attract, retain and monetize users;

•	our expectation regarding the use of proceeds from this offering;

•	growth of and trends and competition in the mobile game industry in China;

•	PRC governmental policies and regulations relating to the mobile game industry in China; and

•	general economic and business conditions in China.

You should thoroughly read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual results in the future may be materially different from or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry,” “Business” and elsewhere in this prospectus.

This prospectus also contains third-party data related to macroeconomic data and the mobile game industry as well as related projections and analyses based on a number of assumptions. These market data, including statistical data extracted from the Analysys Report, include projections that are based on a number of assumptions. The projected growth may not materialize at the rates suggested by the market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the changing nature of the mobile game industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, our actual results may differ from the projections based on these assumptions. Although we believe that the publications, reports and surveys are reliable, we have not independently verified the data. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which these statements are made in this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus. You should not rely upon forward-looking statements as predictions of future events.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            million, or approximately US$            million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$            per ADS, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus. Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase (decrease) the net proceeds of this offering by approximately US$            million.

We plan to use the net proceeds of this offering as follows:

•	US$ million for the acquisitions of game licenses and other intellectual properties rights related to mobile games;

•	US$ million for mergers and acquisitions; and

•	US$ million for working capital and other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

As an offshore holding company, under PRC laws and regulations we will be permitted to transfer the net proceeds of this offering to our PRC subsidiary only through loans or capital contributions. Subject to satisfaction of applicable PRC governmental registration and approval requirements, we may extend loans to our PRC subsidiary or make capital contributions to our PRC subsidiary to fund its capital expenditures or working capital. We intend to contribute or loan some or all of the net proceeds of this offering to our PRC subsidiary, and to convert the contributed net proceeds into RMB after we complete applicable PRC governmental registration requirements and receive required approvals. If we provide funding to our PRC subsidiary through capital contributions or loans, we will need to increase our PRC subsidiary’s approved registered capital and/or total investment amount, which requires approval from MOFCOM or its local counterparts. If we provide funding to our PRC subsidiary through loans, we will also need to register such loans with the SAFE, which the completion of which generally requires 20 business days or longer. We may not be able to complete applicable governmental registrations or obtain the required approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of any offering to make loans or capital contributions to our PRC operating subsidiary, which could materially and adversely affect our liquidity and ability to fund and expand our business.”

DIVIDEND POLICY

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain future earnings, if any, to operate our business and finance future growth strategies. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

Our board of directors has discretion on whether to pay dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, ADS holders will receive payment to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company, and we rely on dividends paid by our subsidiary in China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our expenses. The payment of dividends in China is subject to limitations. Regulations in China currently permit payment of dividends by our PRC subsidiary only out of accumulated profits as determined in accordance with accounting standards and regulations in China. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year to contribute to its statutory reserve fund until the accumulated balance of the statutory reserve funds reach 50% of its registered capital. Our PRC subsidiary is also required to reserve a portion of its after-tax profits to its discretionary fund, the amount of which is determined by its shareholders in accordance with PRC law. These funds are not distributable in cash dividends.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2014:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of 50% of our outstanding Series A, Series A-1, Series B, Series B-1 and Series C preferred shares into 45,263,650 Class A ordinary shares at a conversion ratio of one preferred share to one Class A ordinary share and the remaining 50% into 45,263,650 Class B ordinary shares at a conversion ratio of one preferred share to one Class B ordinary share immediately upon the completion of this offering; and

•	on a pro forma as adjusted basis to give effect to (i) the automatic conversion of 50% of our outstanding Series A, Series A-1, Series B, Series B-1 and Series C preferred shares into 45,263,650 Class A ordinary shares at a conversion ratio of one preferred share to one Class A ordinary share and the remaining 50% into 45,263,650 Class B ordinary shares at a conversion ratio of one preferred share to one Class B ordinary share immediately upon the completion of this offering; and (ii) the issuance and sale of Class A ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$ per ADS, being the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

The as adjusted adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2014(1)
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands of US$, except share numbers)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value, 6,750,000 shares authorized, issued and outstanding and none outstanding on a pro forma basis and pro forma as adjusted basis)	526	—
Series A-1 convertible redeemable preferred shares (US$0.0001 par value, 19,717,880 shares authorized, issued and outstanding and none outstanding on a pro forma basis and pro forma as adjusted basis)	8,277	—
Series B convertible redeemable preferred shares (US$0.0001 par value, 25,000,000 shares authorized, issued and outstanding and none outstanding on a pro forma basis and pro forma as adjusted basis)	79,459	—
Series B-1 convertible redeemable preferred shares (US$0.0001 par value, 11,111,100 shares authorized, issued and outstanding and none outstanding on a pro forma basis and pro forma as adjusted basis)	35,383	—
Series C convertible redeemable preferred shares (US$0.0001 par value, 27,948,320 shares authorized, issued and outstanding and none outstanding on a pro forma basis and pro forma as adjusted basis)	89,181	—
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 409,472,700 shares authorized and 41,032,120 unclassified shares issued and outstanding as of December 31, 2013 and March 31, 2014, and 50,113,300 Class A ordinary shares issued and outstanding and 81,446,120 Class B ordinary shares issued and outstanding on a pro forma basis as of March 31, 2014	4	13
Additional paid-in capital(1)	—	212,817
Statutory reserves	434	434
Accumulated deficit	(182,560)	(182,560)
Accumulated other comprehensive income	(194)	(194)

Total iDreamSky Technology Limited shareholders’ (deficit)/equity	(182,316)	30,510

Non controlling interest	89	89

Total shareholders’ (deficit)(1)/equity	(182,227)	30,599

Total capitalization(1)	56,850	56,850

(1)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$ million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

DILUTION

If you invest in our ADSs, your interest will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of March 31, 2014 on actual basis was approximately negative US$182.2 million, or negative US$4.44 per ordinary share and              per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the pro forma as adjusted net tangible book value per ordinary share from the assumed initial public offering price per Class A ordinary share and ADS.

Without taking into account any other changes in net tangible book value after March 31, 2014, other than to give effect to (i) the automatic conversion of 50% of our outstanding Series A, Series A-1, Series B, Series B-1 and Series C preferred shares into 45,263,650 Class A ordinary shares at a conversion ratio of one preferred share to one Class A ordinary share and the remaining 50% into 45,263,650 Class B ordinary shares at a conversion ratio of one preferred share to one Class B ordinary share immediately upon the completion of this offering; and (ii) our sale of            ADSs offered in this offering based on the assumed initial public offering price of US$            per ADS, the mid-point of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been US$            million, or US$            per outstanding ordinary share and US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share and US$            per ADS to the existing shareholders, and an immediate dilution in net tangible book value of US$            per ordinary share and US$            per ADS to investors purchasing ADSs in this offering. The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing. The following table illustrates such dilution, assuming no exercise of the underwriters’ option to purchase additional shares:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$		US$
Net tangible book value as of March 31, 2014	US$	(4.44)	US$
Pro forma as adjusted net tangible book value after giving effect to the automatic conversion of all of our outstanding preferred shares	US$		US$
Pro forma as adjusted net tangible book value after giving effect to the automatic conversion of all of our outstanding preferred shares and this offering	US$		US$
Increase in net tangible book value attributable to the automatic conversion of all of our outstanding preferred shares and this offering	US$		US$
Amount of dilution in net tangible book value to new investors in the offering	US$		US$

A US$1.00 change in the assumed initial public offering price of US$             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma as adjusted net tangible book value as described above by US$             million, the pro forma as adjusted net tangible book value per ordinary share and per ADS by US$             per ordinary share and by US$             per ADS, and the dilution per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, respectively, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses.

Assuming the underwriters’ option to purchase additional ADSs is exercised in full, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been US$             per outstanding ordinary

share, or US$             per ADS. This represents an immediate increase in net tangible book value of US$             or         % per ordinary share, or US$             or         % per ADS, to our existing shareholders and an immediate dilution in net tangible book value of US$             or         % per ordinary share, or US$             or         % per ADS, to new investors of ADSs in this offering.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2014, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the underwriters’ option to purchase additional ADSs.

	Ordinary shares purchased			Total consideration			Average price per ordinary share	Average price per ADS
	Number	Percent		Amount	Percent
Existing shareholders			%	US$		%	US$	US$
New investors			%	US$		%	US$	US$

Total		100.0%		US$	100.0%

A US$1.00 increase (decrease) in the assumed initial public offering price per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to the offering by US$             million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per Class A ordinary share and US$             per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no exercise of the underwriters’ option to purchase additional ADSs and no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

The discussion and tables above also do not take into consideration any outstanding share options. As of March 31, 2014, there were 2,690,000 ordinary shares issuable upon the exercise of outstanding share options granted to our employees at a weighted average exercise price of US$0.04 per ordinary share. See “Management—Share Incentive Plans.” To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

We conduct substantially all of our operations in China. All of our revenues, costs and expenses are denominated in Renminbi. This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates, which is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, all translations from Renminbi to U.S. dollars has been made at a rate as of the period end of the applicable periods, that is, RMB6.0537 to US$1.00, the noon buying rate in effect as of December 31, 2013 or RMB6.2164 to US$1.00, the noon buying rate in effect as of March 31, 2014, as applicable. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On June 27, 2014, the noon buying rate was RMB6.2180 to US$1.00.

The following table sets forth information concerning the rates of exchange of US$1.00 into RMB for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or willuse in the preparation of our periodic reports or any other information to be provided to you.

	Noon buying rate
Period	Period end	Average(1)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8176	6.8470
2010	6.6000	6.7603	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.1412	6.0537	6.2438
December 2013	6.0537	6.0738	6.0537	6.0927
2014
January 2014	6.0590	6.0509	6.0402	6.0600
February 2014	6.1448	6.0816	6.0591	6.1448
March 2014	6.2164	6.1729	6.1183	6.2273
April 2014	6.2591	6.2246	6.1966	6.2591
May 2014	6.2471	6.2380	6.2255	6.2591
June 2014 (through June 27, 2014)	6.2180	6.2320	6.2090	6.2548

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability; an effective judicial system; a favorable tax system; the absence of exchange control or currency restrictions; and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to: the Cayman Islands has a less developed body of securities laws as compared to that of the United States and these securities laws provide significantly less protection to investors; and the potential lack of standing by Cayman Islands companies to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be subject to arbitration.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. Substantially all of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States.

We have appointed Law Debenture Corporate Services Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the civil liability provision of the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that such judgment: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges. Our shareholders can, under certain circumstances, originate actions against us. See “Description of Share Capital—Differences in Corporate Law—Shareholders’ Suits.”

We have been advised by Han Kun Law Offices, our PRC counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws.

Our PRC counsel, Han Kun Law Offices, has further advised us that PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the jurisdiction where the judgment is made or on reciprocity arrangements between jurisdictions. If there are no treaties or reciprocity arrangements between the PRC and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of the foreign judgment in the PRC may be resolved through diplomatic channels. The PRC does not have any treaties or other arrangements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign civil judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is generally difficult to enforce in the PRC a judgment rendered by a U.S. or Cayman Islands court.

OUR HISTORY AND CORPORATE STRUCTURE

Our History

We commenced operations in November 2009 with the establishment of Shenzhen Mengyu Technology Co., Ltd., or Shenzhen Mengyu, in China, focusing on mobile game development outsourcing services for overseas game developers. In February 2011, we incorporated Shenzhen iDreamSky Technology Co., Ltd., or Shenzhen iDreamSky, which became the primary entity through which we operate our business. In January 2012, we established Beijing Chuangmeng Wuxian Technology Co., Ltd., or Beijing Chuangmeng, in China. Shenzhen Mengyu, Shenzhen iDreamSky and Beijing Chuangmeng, or collectively, our variable interest entities or VIEs, later became our PRC consolidated affiliated entities through the contractual arrangements described below. We hold licenses required for our business under PRC law through our VIEs.

In December 2010, Shenzhen Huaxiu Investment Co., Ltd., or Shenzhen Huaxiu, an investment company controlled by Meiping Li, an independent third party and a former investor in our company, became a shareholder of Shenzhen Mengyu, by acquiring an equity interest from Michael Xiangyu Chen, or Mr. Chen, our co-founder, chairman and chief executive officer and the then 100% shareholder of Shenzhen Mengyu. In February 2011, Shenzhen Mengyu and Shenzhen Huaxiu jointly established Shenzhen iDreamSky. In April 2011, Shenzhen iDreamSky received an investment from Legend Star Incubator Investment Co., Ltd., or Legend Star, a venture capital fund controlled by Legend Holdings Corporation, an investment holding company. Between July 2011 and September 2013, Shenzhen Huaxiu and Legend Star transferred their respective equity interests in Shenzhen Mengyu and Shenzhen iDreamSky to Mr. Chen, who is holding equity interests in Shenzhen Mengyu and Shenzhen iDreamSky on behalf of us pursuant to contractual arrangements, for a consideration of RMB3,000,000 and RMB6,027,220, respectively. Following the transfers, Shenzhen Huaxiu and Legend Star no longer hold any interests or claims on the shares held by Mr. Chen in Shenzhen Mengyu and Shenzhen iDreamSky. Affiliates of Shenzhen Huaxiu and Legend Star later acquired equity interest in our current holding company iDreamSky, as part of our restructuring for international financing purposes.

On February 23, 2012, we incorporated iDreamSky as a limited liability company in the Cayman Islands, for purpose of international financing. Upon our incorporation, we issued ten ordinary shares to the incorporation agent, which transferred such shares to Dream Data Services Limited, or Dream Data, a limited liability company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Chen, 39,764,000 ordinary shares to Dream Data, 11,260,000 ordinary shares to Huaxiu Investment Limited, or Huaxiu Investment, a limited liability company incorporated under the laws of the British Virgin Islands and wholly owned by Meiping Li, and 2,976,000 ordinary shares to Dream Soft Services Limited, or Dream Soft, a limited liability company incorporated under the laws of the British Virgin Islands the entire equity interest of which was then held by Jeffrey Lyndon Ko, or Mr. Ko, our co-founder, director and executive vice president, on behalf of Mr. Chen. In March 2012, iDreamSky established its wholly owned subsidiary, iDreamSky Technology (HK) Limited, or iDreamSky HK, in Hong Kong. In April 2012, iDreamSky HK established its wholly owned subsidiary, Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., or Chuangmeng Wuxian, in China. Chuangmeng Wuxian is currently engaged in the business of software development which is a foreign investment industry encouraged under the latest version of Guiding Catalog for Foreign Investment Industries.

In August 2012, we established Shenzhen Yiyou Technology Co., Ltd., or Shenzhen Yiyou, in China jointly with Wenhao Fan and Qiyang Deng, both of whom are independent third parties. Shenzhen Yiyou is primarily engaged in the development of mobile games and is currently 86.5% held by Shenzhen iDreamSky. In December 2013, we established Shenzhen Zhuoyou Technology Co., Ltd., or Shenzhen Zhuoyou, in China jointly with Yang Wang, an independent third party. Shenzhen Zhuoyou is primarily engaged in the development of mobile games and is currently 90.9% held by Shenzhen iDreamSky. The purpose of setting up Shenzhen Yiyou and Shenzhen Zhuoyou is to obtain licenses to games developed by them on favorable commercial terms. In March 2014, we established Nanjing Zhuochuang Huyu Information Technology Co., Ltd., through which we plan to conduct certain game publishing business.

On April 13, 2012, iDreamSky entered into a preferred share subscription agreement with Prime Express Investments Limited, or Prime Express, Ultimate Lenovo Limited, or Ultimate Lenovo (together with Prime Express, the “Series A Investors,” both of which are affiliates of Legend Star), LC Fund V, L.P., or LC Fund, LC Parallel Fund V, L.P., or LC Parallel, Redpoint Ventures IV, L.P., or Redpoint Ventures, and Redpoint Associates IV, L.L.C., or Redpoint Associates (together with LC Fund, LC Parallel and Redpoint Ventures, the “Series B Investors”), and certain other parties thereto, pursuant to which iDreamSky issued 13,500,000 Series A preferred shares for an aggregate purchase price of US$950,254 to the Series A Investors, 25,000,000 Series B preferred shares for an aggregate purchase price of US$6,000,000 to the Series B Investors, and warrants to subscribe a certain number of Series B-1 preferred shares, or the Series B-1 Warrants, to each of the Series B Investors.

On April 19, 2013, Halfbrick International Holdings Pty Ltd. or Halfbrick, acquired the entire equity interest in Dream Soft from Mr. Ko, who was holding such interest on behalf of Mr. Chen, and became the 100% shareholder of Dream Soft. On February 6, 2014, Dream Soft acquired an additional 24,000 ordinary shares in iDreamSky held by Dream Data. The aggregate consideration paid by Halfbrick in connection with its acquisition of our ordinary shares is US$900,000.

On July 4, 2013, the Series B Investors exercised their respective rights under the Series B-1 Warrants. Pursuant to the exercise of the warrants, the Series B Investors subscribed for 11,111,100 Series B-1 preferred shares for an aggregate price of US$4,000,000.

On September 3, 2013, iDreamSky entered into a preferred share subscription agreement with the Series B Investors, certain other parties thereto and THL A19 Limited, or THL A19, pursuant to which iDreamSky issued 8,457,880 Series A-1 preferred shares for an aggregate purchase price of US$3,565,643 and 4,167,340 Series C preferred shares for an aggregate purchase price of US$2,000,000 to the Series B Investors, and 11,260,000 Series A-1 preferred shares for an aggregate purchase price of US$4,746,950 and 23,780,980 Series C preferred shares for an aggregate purchase price of US$11,413,050 to THL A19.

On September 9, 2013, iDreamSky entered into a number of repurchase agreements with some existing shareholders to repurchase a certain number of its shares. Pursuant to the repurchase agreements, iDreamSky repurchased 1,707,880 ordinary shares at an aggregate price of US$720,002 from Dream Data, 11,260,000 ordinary shares, representing the entire equity interest held by Huaxiu Investment in our company, at an aggregate price of US$4,746,950 from Huaxiu Investment, 3,375,000 Series A preferred shares at an aggregate price of US$1,422,820.5 from Prime Express, and 3,375,000 Series A preferred shares at an aggregate price of US$1,422,820.5 from Ultimate Lenovo.

On January 22, 2014, Dream Data entered into a share transfer agreement with Prometheus Capital (International) Co, Ltd, or Prometheus Capital, to transfer 1,849,650 ordinary shares in iDreamSky to Prometheus Capital for an aggregate consideration of US$5.9 million.

On April 11, 2014, Dream Data executed an instrument of transfer to transfer 7,308,860 ordinary shares in iDreamSky to DT01 Holding International Limited, a British Virgin Islands company jointly owned by Jeffrey Lyndon Ko, our co-founder, director and executive vice president, and Anfernee Song Guan, our co-founder, director and chief technology officer, as compensation for their contribution to our company, without any cash consideration.

Our Corporate Structure

The following diagram illustrates our shareholding and corporate structure and the place of incorporation of each of our significant subsidiaries and significant VIEs as of the date of this prospectus:

Direct equity interest
Contractual arrangements. See “—Contractual Arrangements Among Chuangmeng Wuxian, our VIEs and the Respective Shareholders of our VIEs.”
(1)	Beijing Chuangmeng is 99% owned by Michael Xiangyu Chen, our co-founder, chairman and chief executive officer, and 1% owned by Anfernee Song Guan, our co-founder, director and chief technology officer. Beijing Chuangmeng currently does not have any business operations.
(2)	Shenzhen iDreamSky is 100% owned by Michael Xiangyu Chen, our co-founder, chairman and chief executive officer. Shenzhen iDreamSky is the primary entity through which we operate our mobile game publishing business.
(3)	Shenzhen Mengyu is 99% owned by Michael Xiangyu Chen, our co-founder, chairman and chief executive officer, and 1% owned by Anfernee Song Guan, our co-founder, director and chief technology officer. Shenzhen Mengyu operates some of our mobile game publishing business.
(4)	Shenzhen Yiyou is 86.5% owned by Shenzhen iDreamSky, 9.7% owned by Qiyang Deng, an independent third party, and 3.8% owned by Wenhao Fan, an independent third party. We invested in Shenzhen Yiyou, which is engaged in the business of mobile game development, in order to obtain licenses to its games on favorable commercial terms.
(5)	Shenzhen Zhuoyou is 90.9% owned by Shenzhen iDreamSky and 9.1% owned by Yang Wang, an independent third party. We invested in Shenzhen Zhuoyou, which is engaged in the business of mobile game development, in order to obtain licenses to its games on favorable commercial terms.
(6)	We plan to conduct certain of our game publishing business through Nanjing Zhuochuang Huyu Information Technology Co., Ltd.

Contractual Arrangements among Chuangmeng Wuxian, our VIEs and the Respective Shareholders of our VIEs

Foreign ownership of mobile and Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. For a discussion of these restrictions, see “Regulations.” To comply with PRC laws, rules and regulations, we operate our business through our VIEs, Shenzhen Mengyu, Shenzhen iDreamSky and Beijing Chuangmeng. On April 19, 2012, through Chuangmeng Wuxian, we entered into certain contractual arrangements with Shenzhen Mengyu, Shenzhen iDreamSky and Beijing Chuangmeng and their respective shareholders, which enable us to:

•	exercise effective control over the operations of our VIEs;

•	receive substantially all of the economic benefits from our VIEs; and

•	have an exclusive option to purchase all or part of the equity interest in our VIEs when and to the extent permitted by PRC law.

As a result of our ownership of Chuangmeng Wuxian, we became the primary beneficiary of the VIEs, and we treat them as our variable interest entities under U.S. GAAP. We have consolidated the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP. Our VIEs collectively contributed substantially all of our consolidated total revenues for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014, respectively.

However, these contractual arrangements may not be as effective in providing us with control over the VIEs as direct ownership of them. In addition, each of our VIEs or its shareholders may breach the contractual arrangements with us. In such cases, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See “Risk Factors—Risks Related to Our Corporate Structure—Our contractual arrangements with our VIEs and their respective shareholders may not be as effective in providing control as direct ownership. Our VIEs and their shareholders may fail to perform their obligations under these contractual arrangements.” and “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that our ownership structure does not comply with the restrictions contained in the GAPP Notice, we could be subject to severe penalties.”

The following is a summary of the currently effective contractual arrangements among Chuangmeng Wuxian, our VIEs, and the shareholders of our VIEs:

Contractual Arrangements with Shenzhen iDreamSky and its Shareholders

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement dated April 19, 2012 and amended on November 29, 2013 between Chuangmeng Wuxian and Shenzhen iDreamSky, Shenzhen iDreamSky has agreed to accept all consultations and services provided by Chuangmeng Wuxian and, without the consent of Chuangmeng Wuxian, not to accept the same or any similar consultations and/or services by, or establish similar cooperation relationship with, any third party. In consideration of the services provided by Chuangmeng Wuxian, 100% of Shenzhen iDreamSky’s net income shall be regarded as services fees to be paid upon request by Chuangmeng Wuxian. The rate of such service fees may be adjusted upon written consent of Chuangmeng Wuxian pursuant to the operational needs of Shenzhen iDreamSky. In addition, Shenzhen iDreamSky grants to Chuangmeng Wuxian an irrevocable and exclusive option to purchase from it any or all of its assets at the lowest purchase price, to the extent permitted by PRC laws. Chuangmeng Wuxian shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of the agreement. The agreement shall remain effective until being terminated in accordance with the agreement or terminated in writing by Chuangmeng Wuxian.

Power of Attorney. On November 29, 2013, the shareholder of Shenzhen iDreamSky granted an irrevocable power of attorney to Chuangmeng Wuxian, which replaced the previous irrevocable powers of attorney, the earliest of which was granted to Chuangmeng Wuxian on April 19, 2012. Pursuant to the irrevocable power of attorney, the shareholder appointed Chuangmeng Wuxian as his exclusive attorney-in-fact to attend shareholders’ meetings of Shenzhen iDreamSky, to exercise his shareholder’s rights and voting rights under PRC laws and under articles of association of Shenzhen iDreamSky, including but not limited to, to sell, transfer, pledge or dispose of his shares in Shenzhen iDreamSky, and to designate and appoint the legal representative, director, supervisor, chief executive officer and other senior management members of Shenzhen iDreamSky. The power of attorney shall remain in force until the shareholder ceases to hold any equity interest in Shenzhen iDreamSky.

Exclusive Option Agreement. On March 12, 2014, Chuangmeng Wuxian, Shenzhen iDreamSky and its shareholders entered into an exclusive option agreement, which replaced the previous exclusive option agreements, the earliest of which was entered into on April 19, 2012. Pursuant to the latest exclusive option agreement, the shareholder irrevocably granted Chuangmeng Wuxian or its designated representative(s) an irrevocable and exclusive right to purchase, to the extent permitted under PRC laws, at any time all or part of his equity interests in Shenzhen iDreamSky. The purchase price should be equal to the amount that the shareholders contributed to Shenzhen iDreamSky as registered capital for the equity interest purchased, or, if a higher purchase price is required by PRC Law, the lowest price permitted by such applicable PRC law. If Chuangmeng Wuxian exercises its exclusive option to purchase, it may elect to pay the purchase price by cancelling the outstanding amount of the loan owed to it by the shareholder of Shenzhen iDreamSky. Without the prior written consent of Chuangmeng Wuxian, the shareholder of Shenzhen iDreamSky shall not sell, transfer, mortgage or dispose of any legal or beneficial interest in the equity interests in Shenzhen iDreamSky or allow the encumbrance thereon of any security interest. The shareholder of Shenzhen iDreamSky shall promptly donate any profits, interest, dividend or proceeds of liquidation he gains from Shenzhen iDreamSky to Chuangmeng Wuxian to the extent permitted under applicable PRC laws. Upon request by Chuangmeng Wuxian, the shareholder of Shenzhen iDreamSky shall appoint any designee of Chuangmeng Wuxian as the director of Shenzhen iDreamSky. Without prior written consent of Chuangmeng Wuxian, Shenzhen iDreamSky shall not: (i) sell, transfer, mortgage or dispose of any material assets or beneficial interest in its business or revenue, (ii) incur, inherit, guarantee or suffer the existence of any debt except for the debts incurred in the ordinary course of business other than through loans, (iii) provide any person with any loan or credit, (iv) merge, consolidate with, acquire or invest in any person, (v) in any manner distribute dividends to its shareholders, (vi) engage in any business in competition with Chuangmeng Wuxian or its affiliates, or (vii) be dissolved or liquated, except as required by PRC laws. The agreements shall remain effective until all equity interests held by the shareholders in Shenzhen iDreamSky have been transferred or assigned to Chuangmeng Wuxian and/or its designated representative(s).

Loan Agreement. On March 12, 2014, Chuangmeng Wuxian and the shareholder of Shenzhen iDreamSky entered into a loan agreement, pursuant to which the parties confirmed that a loan in an aggregate amount of RMB10.0 million (US$1.6 million) have been made by Chuangmeng Wuxian to the shareholder of Shenzhen iDreamSky to be used solely for the purpose of making capital contribution to the registered capital of Shenzhen iDreamSky. The method of repayment of the loan shall be at the sole discretion of Chuangmeng Wuxian, and may take the form of the transferring of all equity interest in Shenzhen iDreamSky by its shareholder to Chuangmeng Wuxian or its designated persons pursuant to Chuangmeng Wuxian’s exercise of its exclusive purchase right under the exclusive option agreement, and any proceeds from the transfer of the equity interest shall be used to repay the loan to Chuangmeng Wuxian. In the event that the shareholder sells his equity interests to Chuangmeng Wuxian or its designated persons at a price which is equal to or lower than the principal amount of the loan, the loan will be interest-free. If the price is higher than the principal amount of the loan, the excess amount will be paid to Chuangmeng Wuxian as the loan interests to the extent permitted by PRC law. The terms of the loan are ten years from the effective date of the loan agreement and may be extended upon mutual written consent of Chuangmeng Wuxian and the shareholder of Shenzhen iDreamSky. The loan must be repaid immediately under certain circumstances, including, among other things (i) 30 days elapse after receiving a written notice from Chuangmeng Wuxian requesting repayment, (ii) the shareholder ceasing to be an employee of us, (iii) if foreign investors are permitted to invest in Shenzhen iDreamSky with a controlling stake or in the form of wholly foreign-owned enterprises, the relevant authorities of China begin to approve such investments, and Chuangmeng Wuxian exercises its exclusive option to purchase the equity interests in Shenzhen iDreamSky. The loan may later offset the purchase price payable by Chuangmeng Wuxian to the shareholder upon exercise of the purchase option by Chuangmeng Wuxian.

Equity Interest Pledge Agreement. On March 12, 2014, Chuangmeng Wuxian, Shenzhen iDreamSky and its shareholder entered into an equity interest pledge agreement, which replaced the previous equity interest pledge agreements, the earliest of which was entered into on April 19, 2012. Pursuant to the latest equity interest pledge agreement, the shareholder of Shenzhen iDreamSky have agreed to pledge all of the equity interests in Shenzhen iDreamSky (including any equity interest in Shenzhen iDreamSky subsequently acquired by the shareholders) to Chuangmeng Wuxian as a security for the performance by Shenzhen iDreamSky and its shareholder of their respective obligations under the exclusive business cooperation agreement, exclusive option agreements, loan agreement, power of attorney, equity interest pledge agreement, as well as for payment of all the direct, indirect and derivative losses and losses of anticipated profits that may be suffered by Chuangmeng Wuxian as a result of a breach of the abovementioned agreements by Shenzhen iDreamSky and/or its shareholder. If Shenzhen iDreamSky or any of its shareholder fails to perform any obligations under those agreements, Chuangmeng Wuxian will be entitled to enforce the pledge and to seek any remedial measure under applicable PRC laws, including to be paid in priority with the equity interest in Shenzhen iDreamSky. The pledge will remain effective until the fulfillment of all the obligations under the exclusive business cooperation agreement, exclusive option agreement, loan agreement, powers of attorney, equity interest pledge agreement and the full payment of losses resulted from a breach of those agreements by Shenzhen iDreamSky and/or its shareholder.

Spouse Consent Letter. On March 12, 2014, the spouse of the shareholder of Shenzhen iDreamSky executed a spouse consent letter, which replaced the spouse consent letter executed on November 29, 2013. Pursuant to the spouse consent letter, the shareholder’s spouse has agreed to the execution of the exclusive option agreement, equity interest pledge agreement, power of attorney, loan agreement and the disposal of the equity interests held by the shareholder in Shenzhen iDreamSky pursuant to those agreements. The spouse of the shareholder agreed that she shall not assert any interests in such equity interests in Shenzhen iDreamSky held by the shareholder, and if she obtains any such equity interests, she shall be bound by the exclusive option agreement, equity interest pledge agreement, loan agreement, power of attorney and the exclusive business cooperation agreement.

Contractual Arrangements with Shenzhen Mengyu and its Shareholders

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement dated April 19, 2012 and amended on November 29, 2013 between Chuangmeng Wuxian and Shenzhen Mengyu, Shenzhen Mengyu has agreed to accept all consultations and services provided by Chuangmeng Wuxian, and without the consent of Chuangmeng Wuxian, not to accept the same or any similar consultations and/or services by, or establish similar cooperation relationship with, any third party. In consideration of the services provided by Chuangmeng Wuxian, 100% of Shenzhen Mengyu’s net income shall be regarded as services fees to be paid upon request by Chuangmeng Wuxian. The rate of such service fees may be adjusted upon written consent of Chuangmeng Wuxian pursuant to the operational needs of Shenzhen Mengyu. In addition, Shenzhen Mengyu grants to Chuangmeng Wuxian an irrevocable and exclusive option to purchase from it any or all of its assets at the lowest purchase price, to the extent permitted by PRC laws. Chuangmeng Wuxian shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of the agreement. The agreement shall remain effective until being terminated in accordance with the agreement or terminated in writing by Chuangmeng Wuxian.

Power of Attorney. On November 29, 2013, each shareholder of Shenzhen Mengyu granted an irrevocable power of attorney to Chuangmeng Wuxian, which replaced the irrevocable power of attorney previously granted to Chuangmeng Wuxian on April 19, 2012. Pursuant to the irrevocable power of attorney, each of such shareholders appointed Chuangmeng Wuxian as his exclusive attorney-in-fact to attend shareholders’ meetings of Shenzhen Mengyu, to exercise his shareholder’s rights and voting rights under PRC laws and under articles of association of Shenzhen Mengyu, including but not limited to, to sell, transfer, pledge or dispose of his shares in Shenzhen Mengyu, and to designate and appoint the legal representative, director, supervisor, chief executive officer and other senior management members of Shenzhen Mengyu. Each power of attorney shall remain in force until the shareholder ceases to hold any equity interest in Shenzhen Mengyu.

Exclusive Option Agreement. On March 5, 2014, Chuangmeng Wuxian, Shenzhen Mengyu and its shareholders entered into exclusive option agreements, which replaced the previous exclusive option agreements, the earliest of which was entered into on April 19, 2012. Pursuant to the latest exclusive option agreements, each of the shareholders irrevocably granted Chuangmeng Wuxian or its designated representative(s) an irrevocable and exclusive right to purchase, to the extent permitted under PRC laws, at any time all or part of his equity interests in Shenzhen Mengyu. The purchase price should be equal to the amount that the shareholders contributed to Shenzhen Mengyu as registered capital for the equity interest purchased, or, if a higher purchase price is required by PRC Law, the lowest price permitted by such applicable PRC law. If Chuangmeng Wuxian exercises its exclusive option to purchase, it may elect to pay the purchase price by cancelling the outstanding amount of the loans owed to it by the shareholders of Shenzhen Mengyu. Without the prior written consent of Chuangmeng Wuxian, each of the shareholders of Shenzhen Mengyu shall not sell, transfer, mortgage or dispose of any legal or beneficial interest in the equity interests in Shenzhen Mengyu or allow the encumbrance thereon of any security interest. Each of shareholders of Shenzhen Mengyu shall promptly donate any profits, interest, dividend or proceeds of liquidation he gains from Shenzhen Mengyu to Chuangmeng Wuxian to the extent permitted under applicable PRC laws. Upon request by Chuangmeng Wuxian, each of the shareholders of Shenzhen Mengyu shall appoint any designee of Chuangmeng Wuxian as the director of Shenzhen Mengyu. Without prior written consent of Chuangmeng Wuxian, Shenzhen Mengyu shall not: (i) sell, transfer, mortgage or dispose of any material assets or beneficial interest in its business or revenue, (ii) incur, inherit, guarantee or suffer the existence of any debt except for the debts incurred in the ordinary course of business other than through loans, (iii) provide any person with any loan or credit, (iv) merge, consolidate with, acquire or invest in any person, (v) in any manner distribute dividends to its shareholders, (vi) engage in any business in competition with Chuangmeng Wuxian or its affiliates, or (vii) be dissolved or liquated, except as required by PRC laws. The agreements shall remain effective until all equity interests held by the shareholders in Shenzhen Mengyu have been transferred or assigned to Chuangmeng Wuxian and/or its designated representative(s).

Loan Agreement. On March 5, 2014, Chuangmeng Wuxian and the shareholders of Shenzhen Mengyu entered into loan agreements, pursuant to which the parties confirmed that loans in an aggregate amount of RMB10.0 million (US$1.6 million) have been made by Chuangmeng Wuxian to the shareholders of Shenzhen Mengyu to be used solely for the purpose of making capital contribution to the registered capital of Shenzhen Mengyu. The method of repayment of the loans shall be at the sole discretion of Chuangmeng Wuxian, and may take the form of the transferring of all equity interest in Shenzhen Mengyu by its shareholders to Chuangmeng Wuxian or its designated persons pursuant to Chuangmeng Wuxian’s exercise of its exclusive purchase right under the exclusive option agreements, and any proceeds from the transfer of the equity interest shall be used to repay the loans to Chuangmeng Wuxian. In the event that the shareholders sell their equity interests to Chuangmeng Wuxian or its designated persons at a price which is equal to or lower than the principal amount of the loans, the loans will be interest-free. If the price is higher than the principal amount of the loans, the excess amount will be paid to Chuangmeng Wuxian as the loan interests to the extent permitted by PRC law. The terms of the loans are ten years from the effective date of the loan agreements and may be extended upon mutual written consent of Chuangmeng Wuxian and the shareholders of Shenzhen Mengyu. The loans must be repaid immediately under certain circumstances, including, among other things (i) 30 days elapse after receiving a written notice from Chuangmeng Wuxian requesting repayment, (ii) the shareholders ceasing to be employees of us, (iii) if foreign investors are permitted to invest in Shenzhen Mengyu with a controlling stake or in the form of wholly foreign-owned enterprises, the relevant authorities of China begin to approve such investments, and Chuangmeng Wuxian exercises its exclusive option to purchase the equity interests in Shenzhen Mengyu. The loan may later offset the purchase price payable by Chuangmeng Wuxian to the shareholder upon exercise of the purchase option by Chuangmeng Wuxian.

Equity Interest Pledge Agreement. On March 5, 2014, Chuangmeng Wuxian, Shenzhen Mengyu and its shareholders entered into equity interest pledge agreements, which replaced the previous equity interest pledge agreements, the earliest of which was entered into on April 19, 2012. Pursuant to the latest equity interest pledge agreements, the shareholders of Shenzhen Mengyu have agreed to pledge all of their equity interests in Shenzhen Mengyu (including any equity interest in Shenzhen Mengyu subsequently acquired by the shareholders) to Chuangmeng Wuxian as a security for the performance by Shenzhen Mengyu and its shareholders of their respective obligations under the exclusive business cooperation agreements, exclusive option agreements, loan agreements, powers of attorney, equity interest pledge agreements, as well as for payment of all the direct, indirect and derivative losses and losses of anticipated profits that may be suffered by Chuangmeng Wuxian as a result of a breach of the abovementioned agreements by Shenzhen Mengyu and/or its shareholders. If Shenzhen Mengyu or any of its shareholders fails to perform any obligations under those agreements, Chuangmeng Wuxian will be entitled to enforce the pledge and to seek any remedial measure under applicable PRC laws, including to be paid in priority with the equity interest in Shenzhen Mengyu. The pledge shall remain effective until the fulfillment of all the obligations under the exclusive business cooperation agreements, exclusive option agreements, loan agreements, powers of attorney, equity interest pledge agreements and the full payment of losses resulted from a breach of those agreements by Shenzhen Mengyu and/or its shareholders.

Spouse Consent Letter. On March 5, 2014, the spouse of each of the shareholders of Shenzhen Mengyu executed a spouse consent letter, which replaced the spouse consent letter executed on November 29, 2013. Pursuant to the spouse consent letter, each shareholder’s spouse has agreed to the execution of the exclusive option agreements, equity interest pledge agreements, powers of attorney, loan agreements and the disposal of the equity interests held by the shareholder in Shenzhen Mengyu pursuant to those agreements. The spouse of each of the shareholders agreed that she shall not assert any interests in such equity interests in Shenzhen Mengyu held by the shareholder, and if she obtains any such equity interests, she shall be bound by the exclusive option agreements, equity interest pledge agreements, loan agreements, power of attorney and the exclusive business cooperation agreement.

Contractual Arrangements with Beijing Chuangmeng and its Shareholders

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement dated April 19, 2012 and amended on November 29, 2013 between Chuangmeng Wuxian and Beijing Chuangmeng, Beijing Chuangmeng agrees to accept all consultations and services provided by Chuangmeng Wuxian and without the consent of Chuangmeng Wuxian, shall not accept the same or any similar consultations and/or services by, or establish similar cooperation relationship with, any third party. In consideration of the services provided by Chuangmeng Wuxian, 100% of Beijing Chuangmeng’s net income shall be regarded as the services fees, to be paid upon request by Chuangmeng Wuxian. The rate of such service fees may be adjusted upon written consent of Chuangmeng Wuxian pursuant to the operational needs of Beijing Chuangmeng. In addition, Beijing Chuangmeng grants to Chuangmeng Wuxian an irrevocable and exclusive option to purchase from it any or all of its assets at the lowest purchase price, to the extent permitted by PRC laws. Chuangmeng Wuxian shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of the agreement. The agreement shall remain effective until being terminated in accordance with the agreement or terminated in writing by Chuangmeng Wuxian.

Power of Attorney. On November 29, 2013, each shareholder of Beijing Chuangmeng granted an irrevocable power of attorney to Chuangmeng Wuxian, which replaced the irrevocable power of attorney previously granted to Chuangmeng Wuxian on April 19, 2012. Pursuant to the irrevocable power of attorney, each of such shareholders appointed Chuangmeng Wuxian as his exclusive attorney-in-fact to attend shareholders’ meetings of Beijing Chuangmeng, to exercise his shareholder’s rights and voting rights under PRC law and under articles of association of Beijing Chuangmeng, including but not limited to, to sell, transfer, pledge or dispose of his shares in Beijing Chuangmeng, and to designate and appoint the legal representative, director, supervisor, chief executive officer and other senior management members of Beijing Chuangmeng. Each power of attorney shall remain in force until the shareholder ceases to hold any equity interest in Beijing Chuangmeng.

Exclusive Option Agreement. On November 29, 2013, Chuangmeng Wuxian, Beijing Chuangmeng and its shareholders entered into exclusive option agreements, which replaced the previous exclusive option agreements entered into on April 19, 2012. Pursuant to the latest exclusive option agreements, each of the shareholders irrevocably granted Chuangmeng Wuxian or its designated representative(s) an irrevocable and exclusive right to purchase, to the extent permitted under PRC laws, at any time all or part of his equity interests in Beijing Chuangmeng. Without the prior written consent of Chuangmeng Wuxian, each of the shareholders of Beijing Chuangmeng shall not sell, transfer, mortgage or dispose of any legal or beneficial interest in the equity interests in Beijing Chuangmeng or allow the encumbrance thereon of any security interest. Each of shareholders of Beijing Chuangmeng shall promptly donate any profits, interest, dividend or proceeds of liquidation he gains from Beijing Chuangmeng to Chuangmeng Wuxian to the extent permitted under applicable PRC laws. Upon request by Chuangmeng Wuxian, each of the shareholders of Beijing Chuangmeng shall appoint any designee of Chuangmeng Wuxian as the director of Beijing Chuangmeng. Without prior written consent of Chuangmeng Wuxian, Beijing Chuangmeng shall not: (i) sell, transfer, mortgage or dispose of any material assets or beneficial interest in its business or revenue, (ii) incur, inherit, guarantee or suffer the existence of any debt except for the debts incurred in the ordinary course of business other than through loans, (iii) provide any person with any loan or credit, (iv) merge, consolidate with, acquire or invest in any person, (v) in any manner distribute dividends to its shareholders, (vi) engage in any business in competition with Chuangmeng Wuxian or its affiliates, or (vii) be dissolved or liquated, except as required by PRC laws. The agreements shall remain effective until all equity interests held by the shareholders in Beijing Chuangmeng have been transferred or assigned to Chuangmeng Wuxian and/or its designated representative(s).

Equity Interest Pledge Agreement. On November 29, 2013, Chuangmeng Wuxian, Beijing Chuangmeng and its shareholders entered into equity interest pledge agreements, which replaced the previous equity interest pledge agreements entered into on April 19, 2012. Pursuant to the latest equity interest pledge agreements, the shareholders of Beijing Chuangmeng have agreed to pledge all of their equity interests in Beijing Chuangmeng (including any equity interest in Beijing Chuangmeng subsequently acquired by the shareholders) to Chuangmeng Wuxian as a security for the performance by Beijing Chuangmeng and its shareholders of their respective obligations under the exclusive business cooperation agreement, exclusive option agreements, powers of attorney, equity interest pledge agreements, as well as for payment of all the direct, indirect and derivative losses and losses of anticipated profits that may be suffered by Chuangmeng Wuxian as a result of a breach of the abovementioned agreements by Beijing Chuangmeng and/or its shareholders. If Beijing Chuangmeng or any of its shareholders fails to perform any obligations under those agreements, Chuangmeng Wuxian will be entitled to enforce the pledge and to seek any remedial measure under applicable PRC laws, including to be paid in priority with the equity interest in Beijing Chuangmeng. The pledge shall remain effective until the fulfillment of all the obligations under the exclusive business cooperation agreements, exclusive option agreements, powers of attorney, equity interest pledge agreements and the full payment of losses resulted from a breach of those agreements by Beijing Chuangmeng and/or its shareholders.

Spouse Consent Letter. On November 29, 2013, the spouse of each of the shareholders of Beijing Chuangmeng executed a spouse consent letter, pursuant to which each shareholder’s spouse has agreed to the execution of the exclusive option agreements, equity interest pledge agreements, powers of attorney and the disposal of the equity interests held by the shareholder in Beijing Chuangmeng pursuant to those agreements. The spouse of each of the shareholders agreed that she shall not assert any interests in such equity interests in Beijing Chuangmeng held by the shareholder, and if she obtains any such equity interests, she shall be bound by the exclusive option agreements, equity interest pledge agreements, power of attorney and the exclusive business cooperation agreement.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•	the ownership structures of each of our VIEs and Chuangmeng Wuxian, both currently and immediately after giving effect to this offering, will not result in any violation of PRC laws or regulations currently in effect; and

•	each of the contractual arrangements among Chuangmeng Wuxian, our VIEs and their respective shareholders governed by PRC law both currently and immediately after giving effect to this offering are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our mobile games business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors—Risks Related to Our Corporate Structure—We conduct certain aspects of our businesses in China through our VIEs by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected.” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties and changes in the PRC legal system could materially and adversely affect our business.”

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

The selected consolidated financial information and operating data should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following tables present our selected consolidated statement of operations data for the years ended December 31, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013. All share and per share data in the tables below give effect to a share split effected on July 1, 2014, following which each of our previously issued ordinary shares and preferred shares was subdivided into ten ordinary shares and preferred shares, respectively. The data presented in these tables derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The selected consolidated statements of operations data for the three months ended March 31, 2013 and 2014 and selected consolidated balance sheet data as of March 31, 2014 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Our historical results are not necessarily indicative of our results for any future periods.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2012	2013		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Game revenues	18,059	244,806	40,439	21,891	173,968	27,985
Other revenues	1,319	1,762	292	184	134	22

Total revenues	19,378	246,568	40,731	22,075	174,102	28,007
Cost of revenues	(14,593)	(155,898)	(25,753)	(13,487)	(101,268)	(16,290)

Gross profit	4,785	90,670	14,978	8,588	72,834	11,717
Operating expenses:
Research and development expenses	(7,501)	(14,214)	(2,348)	(2,343)	(6,799)	(1,094)
Sales and marketing expenses	(2,797)	(27,940)	(4,615)	(4,698)	(12,460)	(2,004)
General and administrative expenses	(4,713)	(14,780)	(2,442)	(2,263)	(11,281)	(1,816)

Total operating expenses	(15,011)	(56,934)	(9,405)	(9,304)	(30,540)	(4,914)
Other gains, net	946	106	17	46	1,194	192

Operating (loss)/profit	(9,280)	33,842	5,590	(670)	43,488	6,995
Interest income	20	81	13	7	39	6
Foreign exchange (loss)/gain and others	(63)	266	44	(19)	(598)	(96)
Share of loss from an equity investment	—	(170)	(28)	—	(29)	(4)

(Loss)/income before income tax	(9,323)	34,019	5,619	(682)	42,900	6,901
Income tax expense	—	(6,174)	(1,020)	—	(9,735)	(1,566)

Net (loss)/income	(9,323)	27,845	4,599	(682)	33,165	5,335
Less: Net loss attributable to the noncontrolling interest	32	287	47	87	(502)	(81)

Net (loss)/income attributable to iDreamSky Technology Limited	(9,291)	28,132	4,646	(595)	32,663	5,254

Accretion to convertible redeemable preferred shares redemption value	(22,870)	(262,782)	(43,408)	(3,349)	(845,001)	(135,931)
Deemed dividend to series A convertible redeemable preferred shares	(540)	(14,402)	(2,379)	—	—	—
Deemed dividend to Li Meiping ordinary shares	(300)	(29,075)	(4,803)	—	—	—

Net loss attributable to ordinary shareholders	(33,001)	(278,127)	(45,944)	(3,944)	(812,338)	(130,677)

Net loss per ordinary share—basic	(0.77)	(6.97)	(1.15)	(0.09)	(19.8)	(3.18)
Net loss per ordinary share—diluted	(0.77)	(6.97)	(1.15)	(0.09)	(19.8)	(3.18)
Weighted average number of ordinary shares attributable to iDreamSky Technology Limited—basic (thousands)	42,740	39,930	39,930	42,740	41,030	41,030
Weighted average number of ordinary shares attributable to iDreamSky Technology Limited—diluted (thousands)	42,740	39,930	39,930	42,740	41,030	41,030

	As of December 31,			As of March 31,
	2012	2013		2014
	RMB	RMB	US$	RMB	US$
	(in thousands, except share and per share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	31,365	179,658	29,677	158,502	25,497
Accounts receivable, net	5,052	76,900	12,703	125,496	20,188
Prepayments and other current assets	1,324	7,078	1,171	49,589	7,977
Total current assets	43,458	264,954	43,768	333,703	53,681
Property and equipment, net	2,207	8,684	1,434	10,126	1,629
Total assets	46,895	278,638	46,028	353,406	56,850
Total liabilities	23,242	123,153	20,344	163,199	26,251
Total mezzanine equity	61,085	470,664	77,748	1,323,008	212,826
Ordinary shares (US$0.0001 par value; 461,500,000, 409,472,700 and 409,472,700 shares authorized, 42,740,000, 41,032,120 and 41,032,120 shares issued and outstanding as of December 31, 2012 and 2013 and March 31, 2014, respectively)	27	26	4	26	4
Additional paid-in capital	—	—	—	—	—
Statutory reserves	—	2,701	446	2,701	434
Accumulated deficit	(37,664)	(322,619)	(53,293)	(1,134,875)	(182,560)
Accumulated other comprehensive income	102	4,661	770	(1,207)	(194)
Total shareholders’ deficit	(37,432)	(315,179)	(52,064)	(1,132,801)	(182,227)
Total liabilities, mezzanine equity and shareholders’ equity	46,895	278,638	46,028	353,406	56,850

Operating Data:

	As of December 31,		As of March 31,
	2012	2013	2014
	(in millions)
Registered users	127.5	398.8	472.7

	For the Year Ended December 31,		For the Quarter Ended March 31,
	2012	2013	2013	2014
	(in millions)
Downloads and activations	111.6	271.3	63.0	73.9

	For the Quarter Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	(in millions)
Average MAUs	5.6	11.6	22.0	34.0	56.7	70.3	81.3	91.0	98.3
Average MPUs	0.0	0.1	0.2	0.3	1.1	1.4	4.6	5.1	5.1
Average DAUs	1.9	4.6	7.6	10.6	16.8	21.8	25.0	25.4	25.8
Paying ratio	0.0%	0.8%	0.8%	0.9%	1.9%	2.1%	5.6%	5.7%	5.2%

Note:	Paying ratio for a given quarter equals to average MPUs divided by average MAUs for that quarter.

Non-GAAP Measures

Adjusted EBITDA and Adjusted Net Loss or Income

To provide investors with additional information about our financial results, we disclose in this prospectus non-GAAP financial measures, adjusted EBITDA and adjusted net (loss)/income. We have provided below a reconciliation between each adjusted EBITDA and adjusted net (loss)/income to net (loss)/income, the most directly comparable GAAP financial measure.

We have included adjusted EBITDA and adjusted net (loss)/income in this prospectus because they are key measures we use to evaluate our operating performance, generate future operating plans and make strategic decisions for the allocation of capital. Accordingly, we believe that adjusted EBITDA and adjusted net (loss)/income provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. These non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation, fair value change of preferred share warrant liability and share of loss from an equity investment. Furthermore, these non-GAAP financial measures eliminate the impact of items that we do not consider indicative of the performance of our business. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP.

The following tables present a reconciliation of each adjusted EBITDA and adjusted net (loss)/income to net (loss)/income, the most directly comparable GAAP financial measure.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2012	2013		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Reconciliation of Net (Loss)/Income to Adjusted Net (Loss)/Income and Adjusted EBITDA:
Net (loss)/income	(9,323)	27,845	4,599	(682)	33,165	5,335
Share-based compensation	1,415	329	54	82	82	14
Fair value change of preferred share warrant liability	564	514	85	111	—	—
Share of loss from an equity investment	—	170	28	—	29	4

Adjusted net (loss)/income	(7,344)	28,858	4,766	(489)	33,276	5,353

Depreciation of property and equipment	428	1,788	296	383	736	118
Amortization of intangible assets	1,151	1,990	329	235	955	154
Income tax expense	—	6,174	1,020	—	9,735	1,566
Interest income	(20)	(81)	(13)	(7)	(39)	(6)

Adjusted EBITDA	(5,785)	38,729	6,398	122	44,663	7,185

The use of adjusted EBITDA and adjusted net (loss)/income has material limitations as an analytical tool, as adjusted EBITDA and adjusted net (loss)/income do not include all items that impact our net loss or income for the period. In addition, because these non-GAAP measures may not be calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes, which are included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the largest independent mobile game publishing platform in China based on the number of active users in 2013, according to the Analysys Report. In the first quarter of 2014, we had average MAUs of 98.3 million. We redesign and optimize third-party games and deliver them to users through our proprietary distribution channels as part of our broader publishing solution. We also selectively acquire and develop certain games to obtain games for our portfolio on more favorable commercial terms. Our proprietary distribution channels include in-game cross promotions and our self-operated iDreamSky Game Center and www.uu.cc. We also operate games as a service, where we offer live game services and gain user insights through our multi-dimensional data analysis engine to drive ongoing game optimization and monetization. We currently offer 40 casual and mid- and hardcore mobile games of various genres.

Our platform offers a one-stop solution, including game redesign and porting, ongoing optimization, marketing, distribution, monetization, payment support and user-related services. In addition to our proprietary distribution channels, we also partner with major app stores and mobile browsers in China, such as Tencent App Store, Qihoo 360 Mobile, 91 Wireless and UCWeb, mobile device makers and retailers such as Lenovo, Huawei, ZTE and Suning, mobile carriers and mobile advertising agents to distribute our games. We also partner with almost all major payment service providers in China, including all three mobile carriers and major third-party payment service providers such as Alipay, Weixin Payments, China UnionPay and Yeepay.

We have grown significantly since our inception in 2009. Our total revenues increased from RMB19.4 million in 2012 to RMB246.6 million (US$40.7 million) in 2013, and from RMB22.1 million in the three months ended March 31, 2013 to RMB174.1 million (US$28.0 million) in the three months ended March 31, 2014. We had net loss of RMB9.3 million in 2012 and net income of RMB27.8 million (US$4.6 million) in 2013. We had net loss of RMB0.7 million in the three months ended March 31, 2013, and net income of RMB33.2 million (US$5.3 million) in the corresponding period in 2014. We had adjusted net loss of RMB7.3 million in 2012, compared to adjusted net income of RMB28.9 million (US$4.8 million) in 2013. We had adjusted net loss of RMB0.5 million in the three months ended March 31, 2013, compared to adjusted net income of RMB33.3 million (US$5.4 million) in the corresponding period in 2014. For information regarding adjusted net (loss)/income and a reconciliation of adjusted net (loss)/income to net (loss)/income, see “Selected Consolidated Financial Information and Operating Data—Non-GAAP Measures.”

Significant Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving China’s mobile game industry, including China’s overall economic growth, growth of the smartphone and mobile communications industries, demand for mobile games and entertainment, government policies for telecommunications and competition in China’s mobile game industry.

Our results of operations are also directly affected by the following factors specific to our company:

•	Our ability to grow our active user base and retain our users. Our results of operations depend on our ability to maintain and grow our active user base. We attract new users by expanding our game portfolio, offering diversified platform services and the increasing network effect of our platform. We retain users through measures such as offering new and improved game functions to maintain user interest, cross-promotion to enhance user engagement and promotional events to reward user loyalty.

•	Our ability to monetize our use base. Our results of operations depend on our ability to convert our active users into paying users and subsequently retain these paying users. We convert active users to paying users by offering suitably-priced virtual items and functions that can be conveniently paid for, thereby cultivating a habit of paying for virtual goods. We increase our average revenue per paying user, or ARPPU, through identifying and implementing new monetization points suitable for PRC users and continuously optimizing our virtual goods merchandising strategy through data analysis, and maintaining user engagement.

•	The popularity of our game portfolio. The popularity of both our existing games and any new games we offer is another major factor that affects our results of operations. As of March 31, 2014, we had a large and diversified portfolio of 18 casual games and 20 mid- and hardcore games. We published two of the top three and three of the top ten casual games by active users in China in the first quarter of 2014, according to the Analysys Report. Our reputation as a reliable and trusted partner for game developers allows us to continue to license top-ranked games for the PRC market. Additionally, our results of operations are affected by the life cycles of the games we offer, which can be extended through our strong game operations and offering new content and functions to users. Our ability to continue to expand our portfolio with games popular with a wide user demographic and longer life cycles will be critical to the growth of our user base.

•	Our relationships with game developers. Our relationships with game developers affect our ability to expand our game portfolio, which in turn contributes to our ability to acquire new users. Additionally, the strength of our relationships with game developers may determine the terms under which we are able to license their games, which affects our revenue since our revenue is net of payments to our game developer partners. Under our distribution agreements with game developer partners, our game developer partners generally receive a prescribed percentage of either the gross billings or gross billings after deduction of certain expenses and tax, depending on the terms of the agreements, based on monthly report of gross billings generated from the games. We believe that we have established a reputation as a reliable and trusted partner within the global mobile game developer community, which has allowed us to gain access to the source code of certain of our games and improved our ability to control the operation of our games and engage and monetize our users.

•	Our revenue mix. Our results of operations are affected by our revenue mix, which may alter our margin profile. We currently offer casual games and mid- and hardcore games. Casual games are games that are simple and easy to play, and typically serve as a gateway to introduce users to the idea of making in-game purchases of virtual items due to their relatively low prices in comparison to purchases in mid- and hardcore games. As such, casual games typically have a relatively higher active and paying user base and have relatively lower cost of virtual items that results in lower ARPPU. In contrast, mid- and hardcore games are games that are more complex to play, require more time commitment and offer the users a more immersive experience. As a result, users of mid- and hardcore games are typically more willing to pay for more virtual items and higher priced virtual items. As such, mid- and hardcore games typically have a relatively smaller active and paying user base and have relatively higher cost of virtual items that results in higher ARPPU. Casual games and mid- and hardcore games also have different levels of payment processing and distribution channel costs, all of which may affect our profitability.

•	Costs of our payment channels. Our payment channel providers include China’s three mobile carriers, namely China Mobile, China Unicom and China Telecom, and third-party payment platforms such as Alipay, Weixin Payments, China UnionPay and Yeepay. The mobile carriers and third-party payment platforms are generally entitled to a prescribed percentage of the gross billings, which is charged by the mobile carriers or third-party payment platforms to the mobile game players. We rely in part on these three mobile carriers as our payment processing and distribution channels. These mobile carriers account for a majority of our payment processing costs due to that most of our casual game purchases are paid through SMS billings, where mobile carrier charges the payment directly to users’ mobile phone bills or deduct the amount directly from the users’ remaining mobile balance. The percentage of payment processing fees charged by mobile carriers are relatively higher than those charged by third-party payment platforms. Additionally, due to their dominant position in China’s telecommunications industry, our ability to negotiate more favorable terms with mobile carriers is limited. Our relationships with and ability to negotiate favorable terms with these mobile carriers and third-party payment channels directly affect our costs and profitability.

•	Costs of our distribution channels. Our results of operations are directly affected by the costs of our distribution channels. Our ability to self-distribute our games and generate game activations can reduce our distribution costs and marketing expenses. In 2013, 36.0% of our game activations were organically generated with no direct marketing expenses. Our proprietary distribution capabilities depend on our ability to cross-promote our games with other games in our portfolio, as well as with third-party applications of our business partners. Additionally, our proprietary distribution capabilities also depend on the success of our self-operated game distribution channels, such as iDreamSky Game Center and uu.cc. We also enter into distribution agreements with these third-party distributors, pursuant to which we pay a portion of the gross billings from games downloaded through their platforms. Our relationships with third-party distribution channels, particularly our ability to negotiate favorable terms with them, directly affect our costs and profitability.

Description of Certain Statement of Operations Items

Revenues

We generate revenues from games and other sources. The following table sets forth revenues generated from each source, both in absolute amount and as a percentage of total revenues for the years indicated:

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2012		2013			2013		2014
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Game revenues	18,059	93.2	244,806	40,439	99.3	21,891	99.2	173,968	27,985	99.9
Other revenues	1,319	6.8	1,762	292	0.7	184	0.8	134	22	0.1

Total	19,378	100.0	246,568	40,731	100.0	22,075	100.0	174,102	28,007	100.0

Games

Game revenues constituted almost all of our total revenues in 2012 and 2013, accounting for 93.2% and 99.3% of our total revenues, respectively. For the three months ended March 31, 2014, game revenues accounted for 99.9% of our total revenues. All of our games are free to play, and therefore game revenues are primarily derived from sales of in-game virtual items, including items, avatars, skills, privileges or other in-game consumables, features or functionality, within our games. Gross billings is the total monetary value of virtual items sold in our games. We record revenues based on gross or net basis, depending on whether we are a principal or an agent with respect to the games played. Our gross billings increased by 1,035.5% from 2012 to 2013 and by 520.0% from the three months ended March 31, 2013 to the three months ended March 31, 2014.

For games for which we have content distribution agreements with game developers, we record revenues on a gross or net basis depending on whether we are considered a principal or an agent in these arrangements. To make such determination, we consider whether we take primary responsibilities for game operation, including determining distribution and payment channels, providing customer services, hosting game servers, controlling game and service specifications and pricing. Under the arrangements where we are considered an agent, we record revenues from licensed games only after deducting payments to game developers. Commission fees paid to distribution channels and payment channels are recorded as cost of revenues. Under the arrangements where we are considered as a principal, we record revenue on a gross basis. Content fees paid to third-party game developers and commission fees paid to distribution channels and payment channels are recorded as cost of revenues.

Revenues generated from third-party licensed games in which we are considered an agent amounted to 100.0%, 100.0% and 69.3% of our total game revenues for the year ended December 31, 2012, and 2013 and for the three months ended March 31, 2014, respectively. Revenues generated from third-party licensed games where we are considered a principal amounted to 4.7% of our total game revenues for the three months ended March 31, 2014; and no revenues were generated from these third-party licensed games in the years ended December 31, 2012 and 2013.

In the first quarter of 2014, we also began to publish games developed by Shenzhen Zhuoyou and Shenzhen Yiyou, subsidiaries of our VIE. We established with third parties these entities in order to license games developed by these entities on favorable commercial terms. Additionally, in 2014, we also published a game developed by a third party for which we have acquired intellectual property rights under a game acquisition agreement. Under this agreement, we acquired intellectual property rights to the game for a fixed consideration and do not share the gross billings. We generally record game revenues derived from these self-developed and acquired games on a gross basis, as we act as a principal to fulfil most obligations related to the operation of the games. Commission fees paid to distribution channels and payment channels are recorded as cost of revenues. We typically select games that are initially developed by smaller game developers that do not have the resources and platform to market and monetize the games effectively. We utilize our existing platform, know-how and resources for further development, refinement, monetization and marketing of these games. Revenues from these games amounted to 26.0% of our total game revenues for the three months ended March 31, 2014.

We operated 22 casual games and 6 mid- and hardcore games as of December 31, 2012, 18 casual games and 28 mid- and hardcore games as of December 31, 2013 and 18 casual games and 20 mid- and hardcore games as of March 31, 2014. The decrease in the number of mid- and hardcore games we operated from December 31, 2013 to March 31, 2014 is due to the fact that we focus on publishing highly popular games and therefore may retire in the ordinary course of our business certain games that are at the end of their life cycle. We license and operate mid- and hardcore mobile games that are developed by domestic mobile game developers. Most of such games are turn-based role-playing games, action role-playing games, strategy games and action fighting games with themes focusing on Chinese mythology, fantasy and history. After these games are launched, we continue to work with these developers to enhance features in the games, such as better visual effects and user experience, in order to better engage, retain and monetize our more dedicated users. We will monitor and retire games that are at the end of their life cycle.

Although we have retired certain mid- and hardcore games in the three months ended March 31, 2014, we generated revenues from mid- and hardcore games of RMB23.9 million (US$3.8 million) during this period, compared to RMB29.4 million (US$4.9 million) for all of 2013. Our average MAUs and MPUs from mid- and hardcore games increased to 2.8 million and approximately 133,000, respectively, in the three months ended March 31, 2014, compared to 0.9 million and approximately 17,800, respectively, in 2013. However, our ARPPU for mid- and hardcore games decreased to RMB59.9 (US$9.6) in the three months ended March 31, 2014 from RMB137.9 (US$22.8) in 2013 primarily because: (i) we began to support direct billing through mobile carriers in our mid and hardcore games in February 2014, as opposed to payments made through third-party payment channels, which resulted in more users, with smaller purchases during the initial ramp-up period, and (ii) a change in our mid- and hardcore game mix, which included a greater number of relatively simpler games with generally lower user spending. We believe that by focusing on promoting relatively popular games and enhancing the features of these games, our users enjoy a more immersive experience in these games and tend to play them for longer and more frequent sessions and spend more money on in-game purchases.

The following table sets forth revenues generated from casual games and mid- and hardcore games, both in absolute amounts and as a percentage of total game revenues for the years indicated:

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2012		2013			2013		2014
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Casual games	10,803	60.0	215,364	35,576	88.0	15,471	70.7	150,041	24,136	86.2
Mid- and hardcore games	7,256	40.0	29,442	4,863	12.0	6,420	29.3	23,927	3,849	13.8

Total game revenues	18,059	100.0	244,806	40,439	100.0	21,891	100.0	173,968	27,985	100.0

Our game revenues are directly affected by the following key metrics:

•	Monthly active users. MAUs refer to the number of unique user accounts that interacted with our SDK network in a particular month. Our average MAUs increased from 18.3 million in 2012 to 74.8 million in 2013 and to 98.3 million in the first quarter of 2014, and are directly affected by (i) the number of mobile games that we offer as of a certain date and (ii) the popularity of these games. Our MAUs are also affected by our level of user engagement and user retention. We evaluate user engagement by daily active users, or DAUs, and total game sessions, which are the total number of sessions played on our platform during a given period. We evaluate our user retention by user retention rate, which is the number of active users of the current month who were also active users of the previous month divided by the number of active users of the previous month. Our average DAUs in the first quarter of 2013 and the first quarter of 2014 was 16.8 million and 25.8 million, respectively. Our total game sessions in 2013 were 7.9 billion. Our total game sessions for the first quarter of 2013 and the first quarter of 2014 were 1.4 billion and 2.6 billion, respectively. Our user retention rate for the first quarter of 2013 and the first quarter of 2014 was 46.9% and 47.8%, respectively.

•	Monthly paying users. MPUs refer to the number of unique user accounts through which a payment is made in our mobile games in a particular month. Our average MPUs increased from 0.1 million in 2012 to 3.1 million in 2013 and to 5.1 million in the first quarter of 2014, and are directly affected by, in addition to the factors that affect our MAUs, (i) the diversity of our virtual item offerings and (ii) the popularity and desirability of our virtual item offerings.

•	Average revenue per monthly paying user. ARPPU for a certain month is calculated as game revenues in a particular month divided by the number of MPUs in that month. ARPPU for the year is calculated using game revenues for the entire year divided by the MPUs over the twelve-month period. Our ARPPU decreased from RMB10.5 in 2012 to RMB6.7 (US$1.1) in 2013 primarily due to a change in the mix of games as our casual games, which have larger paying user base and lower ARPPU. Our ARPPU increased to RMB11.3 (US$1.9) in the first quarter of 2014 from RMB6.9 in the first quarter of 2013, primarily due to our efforts to develop stronger purchasing habits in our users and increased purchases in our new mid- and hardcore games, which generally have higher ARPPU than our casual games.

Others

Other revenues primarily consist of revenues from advertising placements that third parties place on the interface of our mobile games and software outsourcing services that we provide to third parties.

Cost of Revenues

Cost of revenues primarily consists of (i) payment processing costs, (ii) distribution channel costs, (iii) salary and welfare costs and (iv) other costs.

Payment processing costs are payment processing fees from the sales of in-game virtual items that are retained by payment channel providers in accordance with our agreements with them. Our payment channel providers include China’s three mobile carriers, namely China Mobile, China Unicom and China Telecom, and third-party payment platforms such as Alipay, Weixin Payments, China UnionPay and Yeepay. The mobile carriers and third-party payment platforms are generally entitled to a prescribed percentage of the gross billings, which is charged by the mobile carriers or third-party payment platforms to the mobile game players. The percentage retained by payment channel providers varies, with mobile carriers charging a relatively higher rate in comparison to third-party payment platforms. China’s three mobile carriers accounted for a majority of our payment processing costs. As payments for casual games are typically made through mobile carriers using SMS billings, and payments for mid- and hardcore games are typically made through third-party payment platforms, our payment processing costs as a percentage of our total revenues may fluctuate based on our revenue mix.

Distribution channel costs are fees that we pay to third-party distributors to allow downloads of our games through their platforms. Third-party distributors include (i) web stores and mobile app stores of China’s three major mobile carriers, (ii) other web and mobile distribution platforms, such as Tencent App Store, Qihoo 360 Mobile and 91 Wireless and (iii) mobile device makers who preinstall our games with their devices, such as Lenovo, Huawei and ZTE. We enter into distribution agreements with these third-party distributors, pursuant to which we pay a portion of the gross billings, net of payment processing costs, from games downloaded through their platforms.

Salary and welfare consists of salary and benefits (including share-based compensation) for game operations personnel. Other costs include outsourcing costs, bandwidth costs, business tax and surcharges, depreciation and amortization, office rentals and other cost of revenues. Other costs for the three months ended March 31, 2014 also include content fees paid to a third party game developer in an arrangement where we act as principal.

The following table sets forth the components of our cost of revenues by amount and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2012		2013			2013		2014
	RMB	% of revenues	RMB	US$	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Payment processing costs	4,641	23.9	92,738	15,320	37.6	6,510	29.5	61,506	9,894	35.3
Distribution channel costs	1,623	8.4	31,317	5,173	12.7	2,108	9.6	25,186	4,051	14.5
Salary and welfare costs	2,944	15.2	9,379	1,549	3.8	1,289	5.8	4,225	680	2.4
Other costs	5,385	27.8	22,464	3,711	9.1	3,580	16.2	10,351	1,665	6.0

Total	14,593	75.3	155,898	25,753	63.2	13,487	61.1	101,268	16,290	58.2

Operating Expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses and general and administrative expenses.

The following table sets forth the components of our operating expenses in absolute amounts and as a percentage of revenues for the periods indicated.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2012		2013			2013		2014
	RMB	% of revenues	RMB	US$	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Research and development expenses	7,501	38.7	14,214	2,348	5.8	2,343	10.6	6,799	1,094	3.9
Sales and marketing expenses	2,797	14.4	27,940	4,615	11.3	4,698	21.2	12,460	2,004	7.1
General and administrative expenses	4,713	24.3	14,780	2,442	6.0	2,263	10.3	11,281	1,816	6.5

Total	15,011	77.5	56,934	9,405	23.1	9,304	42.1	30,540	4,914	17.5

Research and development expenses primarily consist of (i) salary and welfare (including share-based compensation) for our R&D personnel and (ii) rental and depreciation of office premises and servers utilized by our R&D personnel.

Selling and marketing expenses primarily consist of (i) promotional expenses, (ii) expenses for attending industry trade shows and conferences and (iii) advertising expenses.

General and administrative expenses primarily consist of (i) salary and welfare (including share-based compensation) for our general and administrative personnel, (ii) traveling and entertainment expenses and (iii) office expenses.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profits tax at a rate of 16.5%.

China

Under the EIT Law, domestic enterprises and foreign investment enterprises, such as our WFOE and VIEs, are subject to a unified 25% enterprise income tax rate, except for certain entities that benefit from tax holidays or other types of preferential tax treatment.

Shenzhen iDreamSky is qualified as a “software enterprise” and is entitled to tax exemption for two years beginning from 2013 and 50% enterprise income tax rate reduction for the subsequent three years. Shenzhen iDreamSky is also qualified as a High and New Technology Enterprise and is entitled to a reduced enterprise income tax rate of 15% for years 2013, 2014 and 2015. Shenzhen iDreamSky has applied for and is approved to enjoy the preferential tax treatment for software enterprises.

Under the EIT Law, dividends paid by foreign invested enterprises out of profits earned after January 1, 2008 to non-PRC tax resident enterprises are subject to a PRC withholding tax of 10%. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income entered into between Hong Kong and the PRC and other related PRC laws and regulations, such rate is lowered to 5% if a Hong Kong resident enterprise owns over 25% of the equity interest of a PRC resident enterprise during the 12 consecutive months preceding the receipt of the dividends. Our PRC subsidiary is currently wholly-owned by our Hong Kong subsidiary. However, there is no assurance that PRC tax authorities will treat our Hong Kong subsidiary as the beneficial owner of the dividends paid by our PRC subsidiary and grant approvals for the 5% withholding tax rate on dividends received by our Hong Kong subsidiary from our PRC subsidiary.

The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “de facto management body” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The term “de facto management body” means an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties and other aspects of an enterprise. We do not believe we are currently a PRC tax resident. However, it remains unclear how PRC tax authorities will determine the tax residency status of companies like us. If we are deemed as a PRC tax resident, we would be subject to 25% PRC enterprise income tax on our global income under the EIT Law. See “Risk Factors—Risk Related to Doing Business in China—We may be classified as a ‘resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC Shareholders.”

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenues and expenses. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue recognition

Game revenues

During the periods before to January 1, 2014, we were exclusively a publisher of mobile games developed by third-party game developers. We license mobile games from game developers and earn game publishing service revenue by making a localized version of the licensed games and publishing them to the game players through distribution channels, including various mobile application stores and software websites (collectively referred to as “distribution channels”), including our websites. Through the distribution channels, game players can download the mobile games to their mobile devices. The mobile games licensed by us include casual mobile games (also known as single-player offline mobile games) and mid- and hardcore mobile games (also known as multi-player online mobile games) which are operated under a free to-play model whereby game players can download the games free of charge and are charged for the purchase of in-game virtual items via payment channels, such as various mobile carriers and third-party internet payment systems (collectively referred to as “payment channels”).

Since January 1, 2014, in addition to publishing licensed mobile games, we also have published mobile games we developed and mobile games we acquired from third parties, through the distribution channels. These games are also operated under a free to-play model as noted above.

Casual mobile games

For casual mobile games, game players play the games on their own. Upon the completion of download and installation of the games to the game players’ mobile device, all functionalities of the games have been fully delivered to the devices. Players can then play the games on their device without real time connection to the Internet. At game players’ discretion, in-game virtual items may be purchased to enhance game players’ game experience. The fulfillment of in-game purchase requires connection to the mobile carriers’ network or Internet connection to the servers of payment channels at the time of purchase. Once the game players confirm their purchase requests, the payment channels send an “unlock code” to the device of the game players and then the purchased virtual items are automatically unlocked in the downloaded game. Therefore, future play and use of the purchased features do not require ongoing online connectivity or involvement of us and game servers are not necessary for game players to player the game or utilize the purchased in-game features or items. We do not have a practice or history of replacing lost games or data of offline mobile games for game players.

Mid- and hardcore mobile games

For mid- and hardcore mobile games, game players interact with other online players to collaborate or to compete among themselves to complete certain tasks of the games within a virtual social environment. Playing of the online mobile games requires real time internet connection to game servers, where all in-game user information is stored, including game playing contents and player’s in-game purchase data. The game application downloaded on game players’ device is similar to a portal to access the online game servers which are hosted by the game developers. Game players may purchase in-game virtual items or features via the payment channels to enhance their game-playing experience similar to offline mobile games.

Principal Agent Consideration

Third party licensed mobile games

Proceeds earned from selling in-game virtual items, in both of the licensed casual and mid- and hardcore mobile games, are shared between us and the game developers, with the amount paid to the developers generally calculated based on amounts paid by players, after deducting for the fees paid to the payment channels and the distribution channels including the credit allowable for deduction for games that were downloaded through the our owned platforms, multiplied by a predetermined percentage for each game.

In accordance with ASC 605-45, Revenue Recognition: Principal Agent Considerations, we evaluate agreements with the game developers, distribution channels and payment channels in order to determine whether or not we act as the principal or as an agent in the arrangement with each party respectively, which we consider in determining if relevant revenues should be reported gross or net of the pre-determined amount of the proceeds shared with the other parties. The determination of whether to record the revenue gross or net is based on an assessment of various factors, including but not limited to whether we (i) are the primary obligor in the arrangement; (ii) have general inventory risk; (iii) change the product or perform part of the services; (iv) have latitude in establishing the selling price; (v) have involvement in the determination of product and service specifications. The assessment is performed for all of our licensed mobile games, including offline and online mobile games.

With respect to our game license arrangements entered into during the years ended December 31, 2012 and 2013, we considered that the (i) developers are responsible for providing the game product desired by the game players; (ii) the costs incurred by the developers to develop the games are more than the licensing costs and game localizations costs incurred by us; (iii) the hosting and maintenance of game servers for running the online mobile games is the responsibility of the developers; (iv and v) the developers have the right to review and approve the pricing of in-game virtual items and the specification, modification or update of the game made by us. Our responsibilities are publishing, providing payment solution and market promotion service, and thus we view the game developers to be our customers and consider us as the agent of the game developers in the arrangements with game players. Accordingly, we record the game publishing service revenue from these licensed games, net of amounts paid to the game developers.

As we are responsible for identifying, contracting with and maintaining the relationships of the distribution and payment channels, commission fees paid to the distribution channels and payment channels are included in cost of revenues and presented on a gross basis. We consider us to be the primary obligor to the game developers for the reasons identified above as we have been given latitude by the game developers in selecting distribution and payment channels for our service to the game developers.

With respect to our game license arrangements entered into during the period ended March 31, 2014, there are new game license arrangements under which we take primary responsibilities of game operation, including determining distribution and payment channels, providing customer services, hosting game servers, if needed, and controlling game and services specifications and pricing. Under this type of game license arrangement, we considered us to be a principal in these arrangements. Accordingly, we record the mobile game revenues from these third-party licensed games on a gross basis. Commission fees paid to distribution channels and payment channels and content fees paid to third party game developers are recorded as cost of revenues.

Self-developed and acquired mobile games

Game revenues derived from self-developed and acquired mobile games are recorded on a gross basis as we act as a principal to fulfill most obligations related to the mobile game operation. Commission fees paid to distribution channels and payment channels are recorded as cost of revenues.

Timing of revenue recognition

We evaluate revenue recognition based on the criteria set forth in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605, Revenue Recognition and ASC 985-605, Software: Revenue Recognition. We recognize the service revenue when all four of the following criteria are met (i) persuasive evidence of an arrangement exists, (ii) service has been rendered, (iii) the selling price is fixed or determinable and (iv) the collection of the resulting receivable is reasonably assured.

Casual mobile games

For casual mobile games, we have determined that all revenue recognition criteria are met upon players’ confirmation of the purchase request and the unlocking of the purchased virtual items. This is because the service fee earned by us from the developers is fixed or determinable, the fee is considered collectible and the performance by us has occurred once the game players purchase virtual items. We have no additional performance obligations to the developers or game players in order to earn the service fee upon the completion of the corresponding in-game purchases. Therefore, we recognize revenue from providing services to casual mobile game developers upon the purchase of in-game virtual items by the game players.

Mid- and hardcore mobile games

For games where we are acting as an agent in selling the mid- and hardcore mobile games to game players, we have determined that all revenue recognition criteria are met upon players’ confirmation of the purchase request although the utilization of the purchased virtual items require connection to the game servers. The fact that the operation of these mobile games requires hosting and maintenance of online game servers would not affect the timing of revenue recognition by us because those obligations are the responsibilities of the game developers as the primary obligor. Therefore, we recognize revenue from providing services to mid- and hardcore mobile game developers upon the purchase of in-game virtual items by the game players as we have no further obligations to the developers in order to earn the service fee upon the completion of the corresponding in-game purchases.

For mid- and hardcore mobile games where we are acting as a principal, we have determined that we are obligated to provide on-going services to the game players who purchased virtual items to gain an enhanced game-playing experience over an average playing period of the paying players, and accordingly, we recognize the revenues ratably over the estimated average playing period of these paying players, starting from the point in time when virtual items are delivered to the players’ accounts, and all other revenue recognition criteria are met.

As the mid- and hardcore games are under a free-to-play model and revenue is generated from game paying players when they purchase game points for in-game virtual items, we focus on the playing period of paying players when estimating the period over which revenue is being recognized. We track each of the paying players’ purchases and log in history for each significant game to estimate the average playing period of the paying players (“estimated player play life”), which is the average playing period of all paying players between the first time the players charge game points into their accounts and the last log in. If a new game is launched and only a limited period of paying player data is available, then we consider other qualitative factors, such as the playing patterns for paying users for other games with similar characteristics.

For the three months ended March 31, 2014, the estimated player play life of three months is based on two games that have sufficient historical operating data. The same estimated player play life was applied to the other games due to the lack of sufficient historical operating data, as well as the similarity in game characteristics and playing patterns of paying players, such as targeted players and purchasing frequency. While we believe our estimates to be reasonable based on available game player information, we may revise such estimates in the future as the games’ operation periods change, sufficient individual game data become available, or there is indication that the similarities in characteristics and playing patterns of paying players of the games change. Any adjustments arising from changes in the estimates of player pay life would be applied prospectively on the basis that such changes are caused by new information indicating a change in game player behavior patterns. Any changes in our estimates of player pay life may result in revenues being recognized on a basis different from prior periods’ and may cause our operating results to fluctuate.

We also hosted and maintained certain servers to collect and analyze user location, type and number of games downloaded, playing frequency and time and purchasing habits of the users of our casual and mid- and hardcore games. However, the hosting and maintaining of these servers for internal data analysis does not affect the timing of revenue recognition by us.

Share-based compensation

We awarded a number of share-based compensation options to our employees and officers. The details of these share-based awards and the respective terms and conditions are described in “Share-based payments” in note 15 to our audited consolidated financial statements for the years ended December 31, 2012 and 2013.

Options are accounted for as equity-classified awards because we currently have no intention to exercise our call right to repurchase our ordinary shares acquired by the employees through the aforesaid share options and the number of shares of our ordinary shares issued under these awards are fixed and determined at the time of grants. All options are measured based on the fair value of the award on the grant date and recognized as compensation expenses based on the straight-line vesting method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

The following table sets forth the options granted that were outstanding as of March 31, 2014:

Date of option grant	Options outstanding	Average exercise price	Average fair value of options as of grant date	Fair value of ordinary shares as of grant date
		(US$)	(US$)	(US$)
July 31, 2012	2,690,000	0.04	0.162	0.198

We estimate the fair value of share options granted using the binominal option pricing model. The key assumptions used to determine the fair value of the options at the relevant grant dates were as follows:

Grant date
Risk-free interest rate	1.57%
Volatility	58.97%
Dividend yield	—

Total share-based compensation costs recognized for the years ended December 31, 2012 and 2013 and for the three months ended March 31, 2013 and 2014 are as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2012	2013		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	381	89	15	22	22	4
Research and development expenses	744	174	29	43	43	7
General and administrative expenses	290	66	10	17	17	3

Fair value of our ordinary shares

Prior to the completion of this offering, we are a private company with no quoted market prices for our ordinary shares. We have therefore estimated, with assistance from an independent valuation firm, the fair value of our ordinary shares at certain dates in 2012 and 2013.

The following table sets forth the fair values of our ordinary shares estimated from January 1, 2012 to March 31, 2014:

Date	Fair value per ordinary share (US$)	Type of methodology	Type of valuation	Purpose of valuation
April 13, 2012	0.1443	Income Approach	Contemporaneous	Series A, Series B valuation
July 31, 2012	0.1980	Income Approach	Contemporaneous	Valuation of ESOP
June 30, 2013	0.3526	Income Approach	Contemporaneous	Series B-1 valuation
September 3, 2013	0.4273	Income Approach	Contemporaneous	Series A-1, Series C valuation

We estimated the fair value of our ordinary shares based on valuations performed by our management with the assistance of an independent valuer for options granted after January 1, 2011. Determining the fair values of our ordinary shares requires our management to make complex and subjective judgments regarding our projected financial and operating results, the unique business risks, the liquidity of our ordinary shares and operating history and prospects at the time of each grant. Therefore, these fair values are inherently uncertain and highly subjective.

In determining the fair values of our ordinary shares as of each award grant date, we consider a number of objective and subjective factors that we believe market participants would consider, including (a) our business, financial condition, and results of operations, including related industry trends affecting our operations; (b) our forecasted operating performance and projected future cash flows; (c) the illiquid nature of our ordinary shares; (d) liquidation preferences and other rights and privileges of our ordinary shares; (e) market multiples of our most comparable public peers; (f) recent sales of our securities; and (g) market conditions affecting our industry. Therefore, we considered three generally accepted approaches to value our ordinary shares: market approach, cost approach and income approach. We believe that the market approach and cost approach are inappropriate for the valuation. Firstly, the market approach requires market transactions of comparable assets as an indication of value, and we have not identified any current market transactions which are comparable. Secondly, the cost approach does not directly incorporate information about the economic benefits contributed by the underlying business. We decided to rely upon the income approach as the sole means of valuation since we believe we are a later-stage enterprise as opposed to an early-stage enterprise. We believe we have enough financial data on which to base a forecast of future results. In applying the income approach to determine the value of our ordinary shares, a discount was applied to reach the final valuation of our ordinary shares based on the fact that, inasmuch as we are a private company, there are impediments to liquidity, including lack of publicly available information and the lack of a trading market. The discounted cash flow method is a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate.

The major assumptions used in calculating the fair values of our ordinary shares include:

•	Weighted average cost of capital, or WACC: The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk membership, company size and non-systematic risk factors;

•	Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, NetEase Inc., Giant Interactive Group Inc., Perfect World Co., Ltd., NetDragon Websoft Inc., Kingsoft Corp Ltd, Tencent Holdings Limited and NCSoft Corporation were selected for reference as our guideline companies.

•	The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed significantly to the change in the fair value of our ordinary shares from January, 2011 to March 31, 2014. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: the projected business performances can be achieved with the effort of our managements; there will be no material change in the existing political, legal, technological, fiscal or economic conditions, which might adversely affect our business; the operational and contractual terms stipulated in the relevant contracts and agreements will be honored; and the facilities and systems proposed are sufficient for future expansion in order to realized the growth potential of the business and maintain a competitive edge;

•	For the income approach, we forecasted our future debt-free net cash flows for five to six years subsequent to the valuation dates and applied H Model to calculate the terminal debt-free cash flow after five to six years. The net cash flow was then discounted to present value using a risk-adjusted discount rate, which was based on market inputs using a capital asset pricing model that reflected the risks associated with achieving our forecasts. The terminal or residual value at the end of the projection period was based on the H Model with the terminal growth rate assumed to be 3% for all the valuation dates. The resulting terminal value and interim debt-free cash flows were then discounted at a rate ranging from 27.6% to 32.4% for the respective valuation date which was based on the weighted average cost of capital of comparable companies, as adjusted for our specific risk profile.

•

Our total equity value was then allocated between the preferred shares and ordinary shares. The valuation model allocated the equity value between the ordinary shares and the preferred shares and calculated the fair value of ordinary shares based on the option-pricing method. Under this method, ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, merger or sale) or the value of the redemption amount at the time of a redemption event. The ordinary shares are considered to be a call option with claim on the equity above the exercise price equal to the liquidation preferences or the redemption amount of the preferred shares.

•	Discount for lack of marketability, or DLOM, a discount for lack of marketability was also applied to reflect the fact that there is no ready public market for our shares as we are a closely held private company. When determining the discount for lack of marketability, the Black-Scholes Option Pricing Model was used. Under the option pricing method, the fair value of the put option, which can hedge against a price decline before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability.

•	These assumptions are inherently uncertain. Different assumptions and judgments would affect our calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation expenses would also vary accordingly.

Fair value of our convertible and redeemable preferred shares

In addition to our ordinary shares, we have determined the fair value of the Series A, Series A-1, Series B, Series B-1 and Series C convertible preferred shares. The result of which is used to determine the amount of redemption values of our convertible and redeemable preferred shares. Consistent with ordinary shares discussed above, the determination of the fair value of our Series A, Series A-1, Series B, Series B-1 and Series C convertible preferred shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risk, the liquidity of these shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair values of our Series A, Series A-1, Series B, Series B-1 and Series C convertible preferred shares include:

•	Event scenario. Our best estimation of the occurrence and the timing of (1) a liquidation event; (2) a redemption event or (3) an initial public offering, or IPO, event. The probabilities of the occurrence of an IPO event are assumed to be ranging from 30% to 85% for the respective valuation dates and the probabilities of the occurrence of a liquidation event or a redemption event is each assumed to be ranging from 7.5% to 35% respectively for the respective valuation dates.

•	Risk free rate. The risk free rates used in the liquidation and the redemption scenarios are assumed to be ranging from 0.9% to 1.7%, using the U.S. Treasury Bonds & Notes Yield corresponding to the assumed period to the occurrence of the event for the respective valuation dates. The risk-free rates used in the IPO event are assumed to be ranging from 0.1% to 0.4%, using the U.S. Treasury Bonds & Notes Yield corresponding to the assumed period to the occurrence of the event for the respective valuation dates.

•	Volatility. The volatility estimate is based on the average volatility of the stock returns of selected comparable companies engaged in similar lines of business as ours and are publicly traded in international stock markets. The volatilities are assumed to be ranging from 40.8% to 57.1% for the respective valuation dates. NetEase Inc., Giant Interactive Group Inc., Perfect World Co., Ltd., NetDragon Websoft Inc., Kingsoft Corp Ltd, Tencent Holdings Limited and NCSoft Corporation were selected for reference as our guideline companies.

The option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred shares.

Consolidation

Our consolidated financial statements include the financial statements of iDreamSky, our subsidiaries and VIEs for which iDreamSky is the primary beneficiary. All transactions and balances between our subsidiaries, VIEs and us have been eliminated upon consolidation.

The assets and liabilities of the VIEs are consolidated in our financial statements based on historical cost. Our consolidated statements of operations and comprehensive loss and consolidated statements of cash flows include our results of operations and cash flows as if the current group structure had been in existence throughout the years ended December 31, 2012 and 2013, or since their respective dates of incorporation, whichever is the shorter. Our consolidated balance sheets have been prepared to present the financial position as of December 31, 2012 and 2013 as if the current group structure had been in existence as of these dates.

A subsidiary is an entity in which we, directly or indirectly, control more than one half of the voting powers; or have the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or have the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which we, through contractual agreements, bear the risks of, and enjoys the rewards normally associated with the ownership of the entity, and therefore we are the primary beneficiary of the entity. In determining whether we are the primary beneficiary, we considered whether we have the power to direct activities that are significant to the VIEs economic performance, and also our obligation to absorb losses of the VIE that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs.

We hold all the variable interests of the VIEs and have been determined to be the primary beneficiary of the VIEs.

All significant transactions and balances among our subsidiaries, VIEs and us have been eliminated upon consolidation.

Income taxes and uncertain tax positions

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statements of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognize interests and penalties, if any, under accrued expenses and other current liabilities on the balance sheet and under other expenses in thes statements of operations and comprehensive loss. We did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014. As of December 31, 2012 and 2013 and March 31, 2014, we did not have any significant unrecognized uncertain tax positions.

Impairment of long-lived assets and intangible assets

For long-lived assets including amortizable intangible assets, we evaluate for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. We assesse the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Foreign currency translation

We use the Renminbi as the reporting currency. The functional currency of our company and our subsidiaries incorporated in Hong Kong are the U.S. dollar and the Hong Kong dollar, respectively, while the functional currency of our other entities and VIEs and their subsidiary is the Renminbi, which is their respective local currency. In the consolidated financial statements, the financial information of our company, our subsidiaries and VIEs, which use either the U.S. dollar or Hong Kong dollar as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as other comprehensive income or loss in the statement of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gains/losses, net in the consolidated statement of operations and comprehensive loss.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified two material weaknesses and other control deficiencies in our internal control over financial reporting as of December 31, 2013. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting, as we and they will be required to do once we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

One material weaknesses identified relates to our lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. The other material weakness identified relates to our lack of effective control procedures, including the lack of a comprehensive accounting manual, to track, estimate and record the proceeds that we share with our game developer partners and to assess the completeness and accuracy of the related accruals on the proceeds sharing and withholding taxes. We do not believe that these material weaknesses had a significant impact on our financial reporting.

To address the material weaknesses and control deficiencies identified and to improve our internal control over financial reporting and disclosure controls, we have taken initiatives to implement and plan to implement further measures, including:

•	we have hired our chief financial officer, Jun Zou, who has over 20 years of finance experience, including serving as chief financial officer at two U.S.-listed companies whose financial statements were prepared under U.S. GAAP, and other major corporations in China and the United States. We are in the process of hiring additional accounting staff with U.S. GAAP and SEC reporting experience for our finance department. We are also building our internal audit function and have hired an internal auditor with prior experience working at a U.S. listed company overseeing Sarbanes-Oxley Act compliance matters and a “Big Four” accounting firm. We will implement policies to ensure the independence of our internal audit function;

•	we have allocated greater internal resources to our finance department. We are in the process of improving our financial oversight function, introducing formal business performance review process for financial reporting, setting clear roles and responsibilities within the department, hiring more accounting and finance staff of different levels and providing them formal and regular trainings in U.S. GAAP and SEC reporting to ensure proper performance of relevant roles and responsibilities; and

•	we are establishing, and will continue to update, a set of internal policies and accounting guidance to formalize our process to track, estimate and record the proceeds that we share with our game developer partners and to assess the completeness and accuracy of the related accruals on the proceeds sharing and withholding taxes. In order to enhance our ability to effectively perform this process, we will also provide trainings to our staff at relevant business departments.

We expect to complete the measures discussed above by the end of 2014 and will continue to implement measures to remedy our other control deficiencies. However, the implementation of these measures may not fully address the material weaknesses and other control deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Risk Factors—Risks Related to Our Business—If we fail to establish an effective system of internal control, we may be unable to accurately and timely report our financial results or prevent fraud.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2012		2013			2013		2014
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Game revenues	18,059	93.2	244,806	40,439	99.3	21,891	99.2	173,968	27,985	99.9
Other revenues	1,319	6.8	1,762	292	0.7	184	0.8	134	22	0.1

Total revenues	19,378	100.0	246,568	40,731	100.0	22,075	100.0	174,102	28,007	100.0
Cost of revenues	(14,593)	(75.3)	(155,898)	(25,753)	(63.2)	(13,487)	(61.1)	(101,268)	(16,290)	(58.2)

Gross profit	4,785	24.7	90,670	14,978	36.8	8,588	38.9	72,834	11,717	41.8
Operating expenses:
Research and development expenses	(7,501)	(38.7)	(14,214)	(2,348)	(5.8)	(2,343)	(10.6)	(6,799)	(1,094)	(3.9)
Sales and marketing expenses	(2,797)	(14.4)	(27,940)	(4,615)	(11.3)	(4,698)	(21.2)	(12,460)	(2,004)	(7.1)
General and administrative expenses	(4,713)	(24.3)	(14,780)	(2,442)	(6.0)	(2,263)	(10.3)	(11,281)	(1,816)	(6.5)

Total operating expenses	(15,011)	(77.5)	(56,934)	(9,405)	(23.1)	(9,304)	(42.1)	(30,540)	(4,914)	(17.5)
Other gains, net	946	4.9	106	17	0.0	46	0.2	1,194	192	0.7

Operating (loss)/profit	(9,280)	(47.9)	33,842	5,590	13.7	(670)	(3.0)	43,488	6,995	25.0
Interest income	20	0.1	81	13	0.0	7	0.0	39	6	0.0
Foreign exchange (loss)/gain and others	(63)	(0.3)	266	44	0.1	(19)	(0.1)	(598)	(96)	(0.3)
Share of loss from an equity investment	—	—	(170)	(28)	(0.1)	—	—	(29)	(4)	0.0

(Loss)/income before income tax	(9,323)	(48.1)	34,019	5,619	13.8	(682)	(3.1)	42,900	6,901	24.6
Income tax expense	—	—	(6,174)	(1,020)	(2.5)	—	—	(9,735)	(1,566)	(5.6)

Net (loss)/income	(9,323)	(48.1)	27,845	4,599	11.3	(682)	(3.1)	33,165	5,335	19.0
Less: Net loss attributable to the noncontrolling interest shareholders	32	0.2	287	47	0.1	87	0.4	(502)	(81)	(0.3)

Net (loss)/income attributable to iDreamSky Technology Limited	(9,291)	(47.9)	28,132	4,646	11.4	(595)	(2.7)	32,663	5,254	18.8

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2014

Revenues

Our total revenues increased by 688.7% from RMB22.1 million in the three months ended March 31, 2013 to RMB174.1 million (US$28.0 million) in the three months ended March 31, 2014. This increase was primarily due to a significant increase in our game revenues.

•	Game revenues. Our game revenues increased by 694.7% from RMB21.9 million in the three months ended March 31, 2013 to RMB174.0 million (US$28.0 million) in the three months ended March 31, 2014, primarily due to (i) a 520.0% increase in gross billings and an increase in revenues from casual games to RMB150.0 million (US$24.1 million) as a result of the continued success of the Temple Run and Subway Surfers series, and (ii) an increase in revenues from mid- and hardcore games to RMB23.9 million (US$3.8 million), primarily due to significantly increased revenues from Era of Storm Online and other new mid- and hardcore games. In the three months ended March 31, 2013 and 2014, for our casual games, we had average MAUs of 56.4 million and 96.0 million, respectively, average MPUs of 1.1 million and 5.1 million, respectively, and ARPPU of RMB4.9 and RMB9.8 (US$1.6), respectively. In the three months ended March 31, 2013 and 2014, for our mid- and hardcore games, we had average MAUs of 0.7 million and 2.8 million, respectively, average MPUs of approximately 14,000 and 133,000, respectively, and ARPPU of RMB152.8 and RMB59.9 (US$9.6), respectively. The increase in ARPPU for our casual games was primarily due to our efforts to increase user engagement and develop stronger purchasing habits in our users. The decrease in ARPPU for our mid- and hardcore games were primarily due to (i) the fact that we began to support direct billing through mobile carriers in our mid- and hardcore games in February 2014, as opposed to payments made through third-party payment channels, which resulted in more users with smaller purchases during the initial ramp-up period, and (ii) a change in our mid- and hardcore game mix, which included a greater number of relatively simpler games with typically lower user spending.

•	Other revenues. Our other revenues decreased by 27.2% from approximately RMB184,000 in the three months ended March 31, 2013 to approximately RMB134,000 (US$22,000) in the three months ended March 31, 2014.

Cost of revenues

Our cost of revenues increased by 650.9% from RMB13.5 million in the three months ended March 31, 2013 to RMB101.3 million (US$16.3 million) in the three months ended March 31, 2014. This increase was attributable to the increase in our operation costs as a result of our rapidly expanding business, primarily in the areas below:

•	Payment processing costs. Payment processing costs increased from RMB6.5 million in the three months ended March 31, 2013 to RMB61.5 million (US$9.9 million) in the three months ended March 31, 2014. Payment processing costs as a percentage of revenues increased from 29.5% to 35.3%, primarily due to a change in our revenue mix between the periods. In the three months ended March 31, 2013, our revenues were fairly evenly derived from casual games and mid- and hardcore games, while in the three months ended March 31, 2014, a significant majority of our revenues was derived from casual games. Payment for casual games is typically made through mobile carriers, who charge a higher percentage of the payment amount as their fees in comparison to third-party payment channels, which are typically used for payments for mid- and hardcore games.

•

Distribution channel costs. Distribution channel costs increased from RMB2.1 million in the three months ended March 31, 2013 to RMB25.2 million (US$4.1 million) in the three months ended March 31, 2014. Distribution channel costs as a percentage of revenues increased from 9.6% to 14.5%, primarily due to an increase in our usage of popular distribution channels with relatively higher distribution fees, such as Qihoo 360 Mobile and 91 Wireless. This was partially offset by an increase in our organically generated game activations from approximately 27.9% of total downloads and activations in the three months ended March 31, 2013 to approximately 32.2% of total downloads and activations in the three months ended March 31, 2014.

•	Salary and welfare costs. Salary and welfare costs increased from RMB1.3 million in the three months ended March 31, 2013 to RMB4.2 million (US$0.7 million) in the three months ended March 31, 2014, primarily due to the increase in our operations headcount included in cost of revenues from 94 in the three months ended March 31, 2013 to 185 in the three months ended March 31, 2014.

•	Other costs. Other costs increased from RMB3.6 million in the three months ended March 31, 2013 to RMB10.4 million (US$1.7 million) in the three months ended March 31, 2014, primarily due to increases of RMB0.2 million (US$31,000) in our outsourcing costs of game design, RMB3.7 million (US$0.6 million) in business tax and surcharges and RMB0.3 million (US$54,000) in bandwidth costs, all resulting from and in line with the growth of our game business.

Gross profit

As a result of the foregoing, our gross profit increased significantly from RMB8.6 million in the three months ended March 31, 2013 to RMB72.8 million (US$11.7 million) in the three months ended March 31, 2014.

Research and development expenses

Our research and development expenses increased by 190.2% from RMB2.3 million in the three months ended March 31, 2013 to RMB6.8 million (US$1.1 million) in the three months ended March 31, 2014. This increase was primarily attributable to an increase of RMB3.0 million (US$0.5 million) in employee salary and benefit expenses as we significantly increased our research and development headcount in line with the rapid expansion of our business.

Sales and marketing expenses

Our sales and marketing expenses increased by 165.2% from RMB4.7 million in the three months ended March 31, 2013 to RMB12.5 million (US$2.0 million) in the three months ended March 31, 2014. This increase was primarily attributable to an increase of RMB7.4 million (US$1.2 million) in promotional expenses as we increased our in-game, offline and celebrity and event-driven marketing efforts in line with the growth of our business.

General and administrative expenses

Our general and administrative expenses increased by 398.5% from RMB2.3 million in the three months ended March 31, 2013 to RMB11.3 million (US$1.8 million) in the three months ended March 31, 2014. This increase was primarily attributable to (i) an increase of RMB3.0 million (US$0.5 million) in employee benefit expenses, primarily due to the increase in our general and administrative headcount from 13 in the three months ended March 31, 2013 to 39 in the three months ended March 31, 2014, (ii) increases of RMB2.3 million (US$0.4 million) in traveling and entertainment expenses in line with the growth in our business and (iii) RMB2.5 million (US$0.4 million) in other professional service fees.

Other gains, net

We had other gains, net, of RMB46,000 in the three months ended March 31, 2013, compared to other gains, net, of RMB1.2 million (US$0.2 million) in the three months ended March 31, 2014. Other gains, net, in the three months ended March 31, 2013 was primarily attributable to the government subsidies and interest income, partially offset by the fair value change of warrant liability of our Series B preferred shares. Other gain, net, in the three months ended March 31, 2014 was due to government subsidies that we received in line with our growing business.

(Loss)/income before income tax

As a result of the foregoing, we had loss before income tax of RMB0.7 million in the three months ended March 31, 2013, compared to income before income tax of RMB42.9 million (US$6.9 million) in the three months ended March 31, 2014.

Income tax expenses

We did not have income tax benefit/expense in the three months ended March 31, 2013, as we were not profitable during such period and had recorded full valuation allowances and deferred tax assets. Our income tax expense was RMB9.7 million (US$1.6 million) in the three months ended March 31, 2014, primarily due to our attaining profitability during such period.

Net (loss)/income

As a result of the foregoing, we had net loss of RMB0.7 million in the three months ended March 31, 2013, compared to net income of RMB33.2 million (US$5.3 million) in the three months ended March 31, 2014.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2013

Revenues

Our total revenues increased by 1,172.4% from RMB19.4 million in 2012 to RMB246.9 million (US$40.7 million) in 2013. This increase was primarily due to a significant increase in our game revenues.

•	Game revenues. Our game revenues increased by 1,255.6% from RMB18.0 million in 2012 to RMB244.8 million (US$40.4 million) in 2013, primarily due to (i) a 1,035.5% increase in gross billings and an increase in revenues from casual games to RMB215.4 million (US$35.6 million) as a result of the launches of the Temple Run series and Subway Surfers in 2013 and significantly increased revenues from Fruit Ninja, which we launched in 2011, and (ii) an increase in revenues from mid- and hardcore games to RMB29.4 million (US$4.9 million), primarily due to significantly increased revenues from the commercial launch of Era of Storm Online and other new mid- and hardcore games in 2013. In 2012, our top three game accounted for 59.8%, 20.4% and 12.1% of our total game revenues. In 2013, our top three games accounted for 41.9%, 32.7% and 11.3% of our total game revenues. In 2012 and 2013, for our casual games, we had average MAUs of 18.2 million and 74.3 million, respectively, average MPUs of 0.1 million and 3.0 million, respectively, and ARPPU of RMB6.5 and RMB5.9 (US$1.0), respectively. In 2012 and 2013, for our mid- and hardcore games, we had average MAUs of 0.3 million and 0.9 million, respectively, average MPUs of approximately 4,400 and 17,800, respectively, and ARPPU of RMB149.2 and RMB137.9 (US$22.8), respectively. The decreases in ARPPU for both our casual games and our mid- and hardcore games were primarily due to the rapid increase in our user base as a result of our business expansion, which, combined with the time required for our paying users to develop strong purchasing habits in our more immersive games, led to increased spending overall but lower spending per user.

•	Other revenues. Our other revenues increased by 33.6% from RMB1.3 million in 2012 to RMB1.8 million (US$0.3 million) in 2013, primarily due to an increase in our advertising revenue.

Cost of revenues

Our cost of revenues increased by 968.3% from RMB14.6 million in 2012 to RMB155.9 million (US$25.8 million) in 2013. This increase was attributable to the increase in our operation costs as a result of our rapidly expanding business, primarily in the areas below:

•	Payment processing costs. Payment processing costs increased from RMB4.6 million in 2012 to RMB92.7 million (US$15.3 million) in 2013. Payment processing costs as a percentage of revenues increased from 23.9% to 37.6%, primarily due to a change in our revenue mix from 2012 to 2013. In 2012, our revenues were fairly evenly derived from casual games and mid- and hardcore games, while in 2013 a significant majority of our revenues were derived from casual games. Payment for casual games is typically made through mobile carriers, who charge a higher percentage of the payment amount as their fees in comparison to third-party payment channels, which are typically used for payments for mid- and hardcore games.

•	Distribution channel costs. Distribution channel costs increased from RMB1.6 million in 2012 to RMB31.3 million (US$5.2 million) in 2013. Distribution channel costs as a percentage of revenues increased from 8.4% to 12.7%, primarily due to a change in the types of distribution channels available for use. In 2013, our mobile carrier partners allowed more distribution channels to provide payment support to mobile game players compared to 2012. In addition, some of the newly added distribution channels also charged higher distribution fees than the fees charged by the distribution channels in 2012.

•	Salary and welfare costs. Salary and welfare costs increased from RMB2.9 million in 2012 to RMB9.4 million (US$1.5 million) in 2013, primarily due to the increase in our operations headcount from 47 in 2012 to 125 in 2013.

•	Other costs. Other costs increased from RMB5.4 million in 2012 to RMB22.5 million (US$3.7 million) in 2013, primarily due to increases of RMB5.7 million (US$0.9 million) in our outsourcing costs of game design, RMB7.2 million (US$1.2 million) in business tax and surcharges and RMB2.8 million (US$0.5 million) in bandwidth costs, all resulting from and in line with the growth of our game business.

Gross profit

As a result of the foregoing, our gross profit increased significantly from RMB4.8 million in 2012 to RMB90.7 million (US$15.0 million) in 2013.

Research and development expenses

Our research and development expenses increased by 89.5% from RMB7.5 million in 2012 to RMB14.2 million (US$2.3 million) in 2013. This increase was primarily attributable to an increase of RMB6.7 million (US$1.1 million) in employee benefit expenses as we significantly increased our research and development headcount in line with the rapid expansion of our business.

Sales and marketing expenses

Our sales and marketing expenses increased by 898.9% from RMB2.8 million in 2012 to RMB27.9 million (US$4.6 million) in 2013. This increase was primarily attributable to (i) an increase of RMB22.8 million (US$3.8 million) in promotional expenses as we increased our in-game, offline and celebrity and event-driven marketing efforts in line with the growth of our business and (ii) an increase of RMB2.9 million (US$0.5 million) in expenses for attending industry trade shows and conferences as we worked to expand our brand awareness within the industry.

General and administrative expenses

Our general and administrative expenses increased by 213.6% from RMB4.7 million in 2012 to RMB14.8 million (US$2.4 million) in 2013. This increase was primarily attributable to (i) an increase of RMB5.2 million (US$0.9 million) in employee benefit expenses, primarily due to the increase in our general and administrative headcount from 11 in 2012 to 31 in 2013, (ii) increases of RMB3.2 million (US$0.5 million) in travelling and entertainment expenses and RMB1.0 million (US$0.2 million) in office expenses, both in line with the growth in our business.

Other gains, net

We had other gains, net, of RMB0.9 million in 2012, compared to other gains, net, of RMB0.1 million (US$17,000) in 2013. Other gains, net, in 2012 was primarily attributable to the government subsidies and the fair value change of warrant liability of our Series B preferred shares. Other gains, net, in 2013 was primarily due to the fair value change of warrant liabilities of our Series B preferred shares, and partially offset by government subsidies.

(Loss)/income before income tax

As a result of the foregoing, we had income before income tax of RMB34.0 million (US$5.6 million) in 2013, compared to loss before income tax of RMB9.3 million in 2012.

Income tax expenses

We had income tax benefit of nil in 2012, compared to income tax expense of RMB6.2 million (US$1.0 million) in 2013, primarily due to our attaining profitability for the first time in 2013.

Net (loss)/income

As a result of the foregoing, we had net loss of RMB9.3 million in 2012, compared to net income of RMB27.8 million (US$4.6 million) in 2013.

Selected Quarterly Results of Operations

The following tables present our unaudited consolidated selected quarterly results of operations for or each of the seven quarters in the period from July 1, 2012 to March 31, 2014. The unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Our historical results are not necessarily indicative of our results for any future periods. You should read the following tables in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus.

	For The Three Months Ended
	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	(RMB in thousands)
Selected Unaudited Consolidated Statement of Operation Data:
Revenues:
Game revenues	5,465	8,729	21,891	33,118	78,025	111,772	173,968
Other revenues	202	419	184	75	237	1,266	134

Total revenues	5,667	9,148	22,075	33,193	78,262	113,038	174,102
Cost of revenues	(4,210)	(6,718)	(13,487)	(20,760)	(49,740)	(71,911)	(101,268)

Gross profit	1,457	2,430	8,588	12,433	28,522	41,127	72,834
Operating expenses:
Research and development expenses	(2,002)	(1,950)	(2,343)	(3,253)	(3,707)	(4,911)	(6,799)
Sales and marketing expenses	(943)	(979)	(4,698)	(5,095)	(8,804)	(9,343)	(12,460)
General and administrative expenses	(1,111)	(1,570)	(2,263)	(2,406)	(4,248)	(5,863)	(11,281)

Total operating expenses	(4,056)	(4,499)	(9,304)	(10,754)	(16,759)	(20,117)	(30,540)
Other gains/(loss), net	209	2,497	46	(703)	740	23	1,194

Operating (loss)/profit	(2,390)	428	(670)	976	12,503	21,033	43,488
Interest income	8	9	7	10	31	33	39
Foreign exchange (loss)/gain and others	(62)	14	(19)	18	97	170	(598)
Share of loss from an equity investment	—	—	—	(49)	(63)	(58)	(29)

(Loss)/income before income taxes	(2,444)	451	(682)	955	12,568	21,178	(42,900)
Income tax expenses	—	—	—	(95)	(1,393)	(4,686)	9,735

Net (loss)/income	(2,444)	451	(682)	860	11,175	16,492	33,165
Less: Net loss attributable to the noncontrolling interest shareholders	—	32	87	62	72	66	(502)

Net (loss)/income attributable to iDreamSky Technology Limited	(2,444)	483	(595)	922	11,247	16,558	32,663

Accretion to convertible redeemable preferred shares redemption value	(5,308)	(5,116)	(3,349)	(2,735)	(21,494)	(235,204)	(845,001)
Deemed dividend to series A convertible redeemable preferred shares	—	—	—	—	(14,402)	—	—
Deemed dividend to Li Meiping ordinary shares	—	—	—	—	(29,075)	—	—

Net loss attributable to ordinary shareholders	(7,752)	(4,633)	(3,944)	(1,813)	(53,724)	(218,646)	(812,338)

The following tables present a reconciliation of each adjusted EBITDA and adjusted net (loss)/income to net (loss)/income, the most directly comparable GAAP financial measure.

	For The Three Months Ended
	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	(RMB in thousands)
Reconciliation of Net (Loss)/Income to Adjusted Net (Loss)/Income and Adjusted EBITDA:
Net (loss)/income	(2,444)	451	(682)	860	11,175	16,492	33,165
Share-based compensation	82	88	82	82	83	82	82
Fair value change of preferred share warrant liability	(208)	(989)	111	403	—	—	—
Share of loss from an equity investment	—	—	—	49	63	58	29

Adjusted net (loss)/income	(2,570)	(450)	(489)	1,394	11,321	16,632	33,276

Depreciation of property and equipment	131	151	383	370	488	547	736
Amortization of intangible assets	314	314	235	682	716	357	955
Income tax expense	—	—	—	95	1,393	4,686	9,735
Interest income	(8)	(9)	(7)	(10)	(31)	(33)	(39)

Adjusted EBITDA	(2,133)	6	122	2,531	13,887	22,189	44,663

The growth of our quarterly net revenues was primarily driven by the significant increase in our active and paying user base in the period from July 1, 2012 to March 31, 2014. Although our operating expenses increased in absolute value over the six quarters, it declined as a percentage of net revenues, which demonstrated the impact of significant economy of scale of our business operation. Over the same period, our adjusted net (loss)/income also improved. Our business is typically affected by the effects of seasonality, as users typically have more time to play our games in the first and third quarters of each year, which have more public holidays and school breaks. However, the strong growth of our overall business has and may continue to offset the effects of seasonality or other factors in the near term. Our average MPUs increased from 0.2 million in the third quarter of 2012 to 5.1 million in the first quarter of 2014. The paying ratio of our players increased from 0.8% in the third quarter of 2012 to 5.2% in the first quarter of 2014. In the third quarter of 2012 and the first quarter of 2014, our ARPPU was RMB10.6 and RMB11.3 (US$1.8), respectively. The increase in our ARPPU was primarily due to the strong growth in revenue generated from both casual and mid- and hardcore games outpacing the growth in our paying user base as a result of our efforts to increase user engagement and cultivate strong user spending habits. Our short operating history and our rapid growth make it difficult for us to identify recurring seasonal trends in our business. Accordingly, you should not rely on quarter- to-quarter comparisons of our results of operations as an indication of our future performance.

Liquidity and Capital Resources

Our principal sources of liquidity have been our sale of shares through private placements and cash generated from operating activities. As of December 31, 2012 and 2013 and March 31, 2014, we had cash and cash equivalents of RMB31.4 million, RMB179.7 million (US$29.7 million) and RMB158.5 million (US$25.5 million), respectively. Our cash and cash equivalents are denominated in Renminbi and U.S. dollars, with Renminbi from cash from operations and U.S. dollars from the results of our private placement financings. Our cash and cash equivalents denominated in Renminbi that are subject to PRC government controls on the convertibility of Renminbi into foreign currencies were RMB11.9 million, RMB71.2 million (US$11.8 million) and RMB92.0 million (US$14.8 million) as of December 31, 2012 and 2013 and March 31, 2014, respectively. As of December 31, 2012 and 2013 and March 31, 2014, our VIEs and their subsidiaries held RMB11.7 million, RMB70.8 million (US$11.7 million) and RMB91.6 million (US$14.7 million), respectively, in cash and cash equivalents. Our current cash primarily consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China in the case of Renminbi and overseas in the case of U.S. dollars. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and from the net proceeds we will receive from this offering.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next twelve months without considering the proceeds from this offering.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2012	2013		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(3,651)	57,693	9,531	(4,517)	(13,669)	(2,200)
Net cash used in investing activities	(9,763)	(6,806)	(1,125)	(774)	(8,363)	(1,345)
Net cash provided by financing activities	41,842	100,762	16,645	—	—	—
Net increase/(decrease) in cash and cash equivalents	28,428	151,649	25,051	(5,291)	(22,032)	(3,545)
Cash and cash equivalents at beginning of the period	2,985	31,365	5,181	31,365	179,658	28,901
Effect of exchange rate loss on cash and cash equivalents	(48)	(3,356)	(555)	(146)	876	141
Cash and cash equivalents at end of the period	31,365	179,658	29,677	25,928	158,502	25,497

In utilizing the proceeds we expect to receive from this offering and the other cash that we hold offshore, we may (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiary, whether existing or newly established ones, must be approved by the Ministry of Commerce or its local counterparts; and

•	loans by us to our PRC subsidiary, which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “Regulations—Regulations on Foreign Currency Exchange.”

Substantially all of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. See “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Operating Activities

Net cash used in operating activities was RMB13.7 million (US$2.2 million) for the three months ended March 31, 2014. This is based on net income of RMB33.2 million (US$5.3 million), adjusted by (i) an increase in accounts payable of RMB10.8 million (US$1.7 million), primarily due to increased payment processing and distribution channel costs as a result of the growth of our business, (ii) an increase in deferred revenue of RMB11.4 million (US$1.8 million), primarily due to the launch of several mid- and hardcore games with payment models causing deferred revenue, and (iii) an increase in deferred income taxes of RMB9.4 million (US$1.5 million), primarily due to deferred tax liabilities recognized from the net income generated by our VIEs, offset by an increase in prepayment and other assets of RMB41.9 million (US$6.7 million), primarily due to prepaid or guaranteed royalty fees to our content providers, and an increase in accounts receivable of RMB48.6 million (US$7.8 million), primarily due to increased revenues as a result of the growth of our business.

Net cash provided by operating activities was RMB57.7 million (US$9.5 million) in 2013. This is based on net income of RMB27.8 million (US$4.6 million), adjusted by (i) an increase in accounts payable of RMB78.2 million (US$12.9 million), primarily due to increased payment processing and distribution channel costs as a result of the growth of our business, (ii) an increase in accruals and other liabilities of RMB18.8 million (US$3.1 million), primarily due to increased salaries and welfare costs, business tax and other taxes payable and (iii) an increase in income tax payable of RMB7.2 million (US$1.2 million), primarily due to increased operating profit, partially offset by an increase in accounts receivable of RMB71.8 million (US$11.9 million), primarily due to increased revenues as a result of the growth of our business.

Net cash used in operating activities was RMB3.7 million in 2012. This is based on net loss of RMB9.3 million, adjusted by (i) an increase in accounts payable of RMB7.0 million, primarily due to increased game content and distribution channel costs as a result of the growth of our business and (ii) an increase in amounts due to related parties of RMB5.7 million, primarily due to an increase in amounts due to Legend Star, partially offset by (i) a decrease in accruals and other liabilities of RMB5.8 million, primarily due to increased salaries and welfare costs, business tax and other taxes payable, (ii) an increase in accounts receivable of RMB4.7 million, primarily due to increased revenues as a result of the growth of our business.

Investing Activities

Net cash used in investing activities was RMB8.4 million (US$1.3 million) for the three months ended March 31, 2014, primarily attributable to (i) purchases of property and equipment of RMB2.2 million (US$0.4 million), mainly consisting of purchases of servers and computers for our growing business, and (ii) purchase of game licenses of RMB6.2 million (US$1.0 million).

Net cash used in investing activities was RMB6.8 million (US$1.1 million) in 2013, primarily attributable to (i) purchases of property and equipment of RMB8.5 million (US$1.4 million), mainly consisting of purchases of servers and computers for our growing business, (ii) purchase of game licenses of RMB2.5 million (US$0.4 million), and (iii) cash paid for equity investment of RMB1.5 million (US$0.2 million), consisting of our investment in a minority interest in a mobile game developer.

Net cash used in investing activities was RMB9.8 million in 2012, primarily attributable to (i) purchases of property and equipment of RMB2.0 million, mainly consisting of purchases of servers and computers for our growing business and (ii) purchase of game licenses of RMB2.0 million.

Financing Activities

Net cash provided by financing activities was nil for the three months ended March 31, 2014.

Net cash provided by financing activities was RMB100.8 million (US$16.6 million) in 2013, primarily attributable to proceeds from issuance of preferred shares of RMB134.4 million (US$22.2 million) and the exercise of preferred share warrants of RMB24.6 million (US$4.1 million), partially offset by (i) repurchase of our ordinary shares of RMB33.8 million (US$5.6 million) and (ii) repurchase of our preferred shares of RMB17.7 million (US$2.9 million).

Net cash provided by financing activities of RMB41.8 million in 2012, primarily attributable to (i) proceeds from issuance of preferred shares of RMB43.7 million, partially offset by issuance costs for preferred shares of RMB2.0 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with leasehold improvements and investments in servers, computers and other office equipment. We incurred capital expenditures of RMB2.0 million in 2012, RMB8.5 million (US$1.4 million) in 2013 and RMB2.2 million (US$0.4 million) for the three months ended March 31, 2014. We expect to incur approximately RMB12.0 million (US$2.0 million) in capital expenditures for 2014, primarily on purchases of servers and computers and leasehold improvements. We intend to fund these capital expenditures with our cash on hand. Actual future capital expenditures may differ from the amounts indicated above. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands of RMB)
Operating Lease Commitments	30,435	6,095	13,054	11,286	—
Bandwidth Lease Commitments	1,496	1,496	—	—	—

Total	31,931	7,591	13,054	11,286	—

The following table sets forth our contractual obligations as of March 31, 2014:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands of RMB)
Operating Lease Commitments	36,492	7,769	17,071	11,652	—
Bandwidth Lease Commitments	951	951	—	—	—
Guaranteed License and Royalty Fees	46,623	46,623	—	—	—

	84,066	55,343	17,071	11,652	—

We did not have any other significant capital or other commitments, long-term obligations or guarantees as of March 31, 2014.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends and service fees paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our affiliates in China is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the discretionary fund at the discretion of the shareholders of our affiliates. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. Our PRC subsidiary has never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Off-Balance Sheet Commitments and Obligations

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, and a substantial majority of our revenues and costs and expenses are denominated in Renminbi. Additionally, our cash and cash equivalents are held in both Renminbi and U.S. dollars. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi may affect our results of operations and financial condition.

The Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. As of March 31, 2014, we had U.S. dollar-denominated cash balances of US$10.8 million. Assuming we had converted the US$10.8 million into the Renminbi at the exchange rate of US$1.00 for RMB6.2164 as of March 31, 2014, this cash balance would have been RMB67.2 million. Assuming a 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased by RMB0.7 million (US$0.1 million).

In addition, very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Credit Risk

Our credit risk is primarily attributable to cash, accounts receivable and other receivables. Our cash and cash equivalents are denominated in Renminbi and U.S. dollars, with Renminbi from cash from operations and U.S. dollars from the results of our private placement financings. As of December 31, 2012 and 2013 and March 31, 2014, all of our cash, other than US$0.9 million, US$17.8 million and US$10.8 million, respectively, in cash that were placed with a U.S.-incorporated bank, was deposited in financial institutions located in China, which management believes are of high credit quality. Financial institutions in China do not have insurance similar to that provided by the Federal Deposit Insurance Corporation in the United States of America. We have not experienced any losses on deposits of cash and cash equivalents.

Accounts receivable are typically unsecured and derived from proceeds from sales of in-game virtual items held by mobile carriers such as China Mobile, China Unicom and China Telecom pursuant to our cooperative arrangements with them. If our strategic relationship with these mobile carriers is terminated or scaled back, if the mobile carriers alter our cooperative arrangements, or if they experience financial difficulties in paying us, our game revenues might be adversely affected in terms of recoverability of receivables. To manage this risk, we maintain frequent communication with the mobile carriers. In view of our history of collaboration with the mobile carriers and the sound collection history of receivables due from them, our management believes that the credit risk inherent in our outstanding accounts receivable balances from these mobile carriers is low.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest bearing demand deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

Recent Accounting Pronouncements

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” which is an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carry forward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. The adoption of this pronouncement didn’t have a significant impact on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles. The guidance is effective for annual reporting periods beginning after December 15, 2016. We are currently evaluating the impact of adopting ASU 2014-09 to determine the impact, if any, it may have on our financial statements.

INDUSTRY

Fast-growing Mobile Game Industry in China

China has the world’s largest Internet user base. According to CNNIC, China’s Internet population increased from 253.0 million in June 2008 to 590.6 million in June 2013, representing a CAGR of 18.5%. During this period, China’s mobile Internet population has experienced significant growth, increasing from 73.1 million in June 2008 to 463.8 million in June 2013, representing a CAGR of 44.7%, according to CNNIC.

The increasing availability and prevalence of mobile Internet in China have driven the rapid growth of the mobile game market in recent years. As of June 2013, 64.6% of China’s mobile Internet population, or 299.8 million mobile Internet users, played mobile games, according to the Analysys Report. The size of the mobile game market in China has grown from RMB3.3 billion in 2010 to RMB13.9 billion in 2013, and is expected to reach RMB42.7 billion by 2016, according to the Analysys Report. The following chart sets out the historical and expected growth of China’s mobile game market from 2010 to 2016:

China Mobile Game Market Size 2010-2016E (RMB billions)

Source: Analysys International

Furthermore, the growth of China’s mobile game market is expected to outpace the other forms of online games in China. According to the Analysys Report, China’s mobile game market is forecasted to grow at a CAGR of 45.4% from 2013 to 2016, compared to 24.9% and 11.7% for the web game and PC client-based game markets over the same period, respectively.

Growth Drivers of the Mobile Game Industry in China

In addition to the growing availability and prevalence of mobile Internet in China, the growth of China’s mobile game industry is also driven by the following factors:

China’s economic growth

China has experienced significant economic growth over the last decade and is currently the second largest economy in the world. Driven by rapid economic growth and urbanization, the per capita disposable income of Chinese urban households has grown from RMB13,786 in 2007 to RMB24,565 in 2012, representing a CAGR of 12.2%, according to the PRC National Bureau of Statistics. This increase in disposable income has led to increased spending on entertainment, including mobile games.

Increasing mobile Internet penetration

While the mobile Internet population in China has grown significantly in recent years, mobile Internet penetration in China is relatively low compared to other major economies, indicating greater room for growth.

For example, China’s mobile Internet penetration rate increased from 31.1% in 2012 to 37.0% in 2013, compared to 55.6% and 61.4% for the United States during the period, according to the Analysys Report. The continued expansion of China’s mobile Internet population will further drive the growth of its mobile game market.

Popularity of smartphones and rising dominance of Android operating system in China

Smartphones are rapidly gaining popularity in China due to their increasing affordability and improving functionality. According to the Analysys Report, in the second quarter of 2012, sales volume for smartphones surpassed that of feature phones for the first time. This disparity has continued to grow rapidly, and in the first quarter of 2014 sales volume for smartphones reached 100.1 million devices, approximately ten times of feature phone sales volume during the same period. The following chart sets out sales of smartphones and feature phones in China for the periods indicated:

Sales of Mobile Phones in China 2012Q1-2014Q1 (in millions devices)

Source: Analysys International

Android and iOS are the two major operating systems for smartphones. According to the Analysys Report, in 2013, there were over 1.0 million mobile applications, or apps, available for Android, compared to over 750,000 for iOS. Apps can significantly improve functionality and user experience on smartphones and contribute to the growing smartphone user base. In China, domestic app stores such as Tencent App Store, Qihoo 360 Mobile and 91 Wireless, serve as the key channels for PRC smartphone users to download and manage their apps. Additionally, Android is the more popular operating system among China smartphone users, accounting for 62.8% of China’s smartphone game market by revenue in 2013, compared to 30.6% for iOS. Android is expected to be the operating system of choice for the majority of China’s smartphones in the near future.

Continuous network infrastructure development

The continuing development of the 3G network and the roll-out of 4G technology in China are expected to deliver enhanced connectivity to mobile users in China, offering fast, stable and easy mobile access to the Internet and enable the transfer of relatively large files via mobile Internet, which will provide game developers with extra flexibility to create games with better graphics and greater complexity.

Traditional Mobile Game Publishing Model

The following figure sets out the key participants in China’s mobile game value chain:

Game Developers

Game developers focus on research and development and the creation of mobile games and intellectual properties. There are currently over 1,000 mobile game content developers in China, according to the Analysys Report. As a result, the mobile game content developer industry in China is highly fragmented, with only two developers individually accounting for over 5% of the content development market and the top ten developers accounting for only 51.0% of the market.

Traditional Game Publishers

Traditional game publishers license mobile games from game developers and focus on distribution, marketing and operation of the games. Leading publishers include iDreamSky, Chukong Holdings Limited, or Chukong, and China Mobile Games and Entertainment Group Limited, or CMGE. Other publishers include Yodo1, Ltd or Yodol, Rekoo Media Ltd., or Rekoo, FL Mobile Inc., or FL Mobile, Beijing Kunlun Wanwei Technology Co., Ltd., or Kunlun, and Beijing Bewinner Communications Co., Ltd., or Gamecomb. The following chart sets out the market shares of traditional mobile game publishers in China in 2013:

China Mobile Game Publishers’ Market Share by Number of Active Users (2013)

Source: Analysys International

Distribution Channels

Distribution channels have direct access to end users and enable users to download mobile apps through the channel’s user interface. While official app stores, such as Google Play for Android and the Apple App Store for iOS, are widely used in overseas markets, third-party app stores such as Qihoo 360 Mobile and 91 Wireless are the dominant distribution channels in China due to the fact that Google Play is not currently operating in China and PRC mobile Internet users are generally less mindful of the differences between official and third-party distribution channels. In addition, certain third-party app stores who focus primarily on game distribution, such as Qihoo 360 Mobile and 91 Wireless, have accounted for most of the market share in the mobile game distribution segment in China. This concentration of distribution channel market share has led to increasing bargaining power and leverage held by distribution channel players in China’s mobile game ecosystem. Other popular third-party distribution channels in China include mobile carriers and Tencent’s Weixin, who benefit from their massive user bases.

Payment Systems

Mobile users in China have a variety of payment options for mobile value-added services, including prepaid cards, online payment and payment through mobile carriers, namely China Mobile, China Unicom and China Telecom. With the increasing popularity and trust by users of payment channels such as Alipay and Weixin, which can offer fast, convenient and safe payment solutions with relatively low processing fees, mobile game publishers have been able to gain greater profitability.

Emergence of Independent Mobile Game Publishing Platforms

Independent mobile game publishing platforms are integrated service platforms built by mobile game publishers on the foundation of the strength of their products and user base. These platforms offer functions including publishing, promotion, operation, live in-game services, social connectivity and account management to game developers who may not have the resources or familiarity to enter into a new market. The following figure sets out the role of the independent mobile game publishing platform within China’s mobile game value chain:

The key competitive strengths of China’s independent mobile game publishing platforms include the abilities to: (i) obtain high quality game content, including major hit game titles, (ii) maintain or grow a large and active user base, (iii) monetize and retain that user base and (iv) integrate and penetrate into distribution channels. In addition, independent mobile game publishing platforms benefit from high entry barriers for game developers or distributors to enter into independent mobile game publishing business, such as requirements for greater coverage of the mobile game value chain, brand and user resources, capital investment and strong relationships with various industry participants.

Major independent mobile game publishing platforms in China include iDreamSky, Chukong, CMGE, FL Mobile, Shanda Interactive Entertainment Limited, or Shanda Games, and Shanghai WaPu Network Technology Co., Ltd., or Mobage. The following chart sets out the market shares of independent mobile game publishing platforms in China in 2013:

China Independent Mobile Game Publishing Platforms’ Market Share by Number of Active Users (2013)

Source: Analysys International

Revenue Sharing Arrangements Between Game Developers and Game Publishers

The revenue sharing arrangements between game publishers and game developers in China’s mobile game industry typically range from, as a percentage of gross billings generated from a given game, 75%-85% for publishers and 15%-25% for developers, according to the Analysys Report. The percentage of gross billing attributable to game publishers also include the percentages attributable to payment processing and distribution costs, as well as taxes. There is no major difference between the percentage ranges of revenue sharing arrangements for overseas mobile games imported to China and those for domestic mobile games, according to the Analysys Report.

Competition

The rapid growth of the mobile game market in China has attracted various new entrants in the past two years, and this trend is expected to continue. As the number of mobile games in the market continues to grow, spending on marketing is expected to increase as more promotional efforts are required for a game to stand out from the increased competition. Publishers, independent publishing platforms and distribution channels are expected to benefit from this ongoing trend and gain bargaining power in the market. However, as the market continues to mature, there is expected to be increasing market consolidation, where weaker players will be acquired or eliminated.

Types of Mobile Games

Mobile games can be categorized into two main categories: (i) casual games and (ii) mid- and hardcore games.

Casual games

Casual games are games that can be played in short time intervals, feature simple gameplay, do not have high data or bandwidth requirements and have relatively low barriers to payment. Typical genres of casual games include puzzle games, parkour games and management simulation games.

Mid- and hardcore games

Midcore games are games that are easy to learn and yet provide players with more complexity and greater challenges than casual games. Typical genres of midcore games include social games and card games. Given their convenience to play and free-to-play model, midcore games tend to attract a large user base in a relatively short period of time and provide large user traffic to the game developer and publisher.

Hardcore games are games that provide players with the most complexity and the greatest challenges. They are typically versions of client-based massively multiplayer web games ported to mobile devices and are becoming more accessible and popular as smartphone technology and capabilities improve. Typical genres of hardcore games include role-playing games and strategy games. Although front-end design of mobile hardcore games, including user interface and input methods, may be significantly different from those on PCs, the back-end designs, including potential paying points and pricing of virtual items, are similar to their PC counterparts.

Mid- and hardcore games typically require higher time commitments from players and are designed with more paid virtual goods. Due to their higher stickiness and time commitment requirements, mid- and hardcore games tend to achieve more effective monetization rates than casual games.

The table below sets forth a comparison of different characteristics of casual games and mid- and hardcore games:

	Casual games	Mid- and hardcore games
User base	Broad and larger	Focused and smaller
No. of games	Many	Medium to a few
User stickiness	Medium	Medium to high
Development cost	Low	Medium to high
Monetization potential	Medium	High

Source: Analysys International

The table below sets forth the top-ranked casual games and game publishers as measured by active users in China in the first quarter of 2014, according to the Analysys Report:

Rank	Name of Game	Publisher
1	Wechat Platform Single-player Game Series	Tencent
2	Temple Run 2	iDreamSky
3	Subway Surfers	iDreamSky
4	Pop Star	ZPLAY
5	Carrot Fantasy	Kailuo Tianxia
6	Carrot Fantasy 2	Kailuo Tianxia
7	Plants vs. Zombies 2	PopCap
8	Fishing Joy 2	Chukong
9	Fruit Ninja	iDreamSky
10	Candy Crush Saga	King.com

Source: Analysys International

International Branded Games in China

International branded games are popular games launched and well-received by users in a number of countries or on a global basis. International branded games usually attract a large group of loyal users and tend to have longer life cycles than local games. As a result, international branded games are sometimes referred to as

“ever-green games” that can provide monetization potential over a long period of time, such as several years. Moreover, international branded games enjoy strong brand awareness and the themes and characters in the games can be developed into many other products, such as movies, toys, dolls and even theme-parks.

The chart below sets forth the top-ranked international branded games in China in the first quarter of 2014 by revenue:

Rank	Name of Game	Publisher
1	Temple Run 2	iDreamSky
2	Subway Surfers	iDreamSky
3	Clash of Clans	Supercell
4	Boom Beach	Supercell
5	Tower of Saviors	Tencent
6	Million Arthur	Shanda Games
7	Plants vs. Zombies 2	Pop Cap
8	Hay Day	Supercell
9	Fruit Ninja	iDreamsky
10	Hello Hero	Chukong

Source: Analysys International

The chart below sets forth the top-ranked international branded games in China in the first quarter of 2014 by active users, according to the Analysys Report:

Rank	Name of Game	Publisher
1	Temple Run 2	iDreamSky
2	Subway Surfers	iDreamSky
3	Pop Star	ZPLAY
4	Plants vs. Zombies 2	PopCap
5	Fruit Ninja	iDreamSky
6	Candy Crush Saga	King.com
7	Talking Tom Cat 2	OutFit 7
8	Despicable Me: Minion Rush	Gameloft, CMGE
9	Flappy Bird	Dong Nguyen
10	Ski Safari	Yodo1

Source: Analysys International

BUSINESS

Overview

We are the largest independent mobile game publishing platform in China based on the number of active users in 2013, according to the Analysys Report. In the first quarter of 2014, we had average MAUs of 98.3 million. Our mission is to deliver fun and engaging mobile games and entertainment to mobile users, thereby enriching their mobile lifestyle.

We believe we have redefined the role of a game publisher by redesigning and optimizing third-party games and delivering them to users through our proprietary distribution channels as part of our broader publishing solution. Our proprietary distribution channels include in-game cross promotions and our self-operated iDreamSky Game Center (“ ”) and www.uu.cc. Well-known international mobile game developers grant us access to the source codes of their games, allowing us greater control and efficiency in redesigning their games for the China market. We distribute our games, referring to third-party games published and operated on our publishing platform, through both our proprietary distribution channels and third-party channels, such as app stores and device pre-installations. Our proprietary distribution channels have become increasingly significant, having generated 97.7 million game downloads and activations in 2013, representing 36.0% of our total game downloads and activations in 2013 and an increase of 83.4% from 2012. In the first quarter of 2014, our proprietary distribution channels generated 23.8 million game downloads and activations, representing 32.2% of our total game downloads and activations in the first quarter of 2014 and an increase of 35.4% from the first quarter of 2013. Game download and activation refer to a completed download and installation of our game that successfully connects to our network through log-in or registration by a user.

We also operate games as a service, where we offer live game services and gain user insights through our multi-dimensional data analysis engine to drive ongoing game optimization and monetization. As a result, we have achieved a track record of consistently and successfully launching popular titles in China, including Fruit Ninja, the Temple Run series and Subway Surfers, each of which was ranked among the top ten casual games by active users in China in the first quarter of 2014, according to the Analysys Report.

Our value proposition for users

We are committed to bringing the best mobile entertainment to users. We currently offer 40 casual and mid- and hardcore mobile games of various genres. We frequently release graphics, functional and promotional updates for our existing game titles to surprise and engage our users, enhancing their enjoyment of our games. We provide our users with live game services and connect them through friend lists, message boards, leaderboards and user tournaments, enabling in-game interaction and social networking. We analyze user data to gain insights into user habits and preferences and improve our games and services. The fun games, continuous updates, live game services and social connectivity that we offer on our platform allow us to build a large, highly active and loyal user base.

Our value proposition for game developers

We are focused on becoming the partner of choice for global game developers, especially overseas game developers, seeking to launch their games in China. Our partnerships with game developers typically take the form of exclusive licensing, joint operations, game acquisition and strategic investments. Our proven platform offers a one-stop solution, including game redesign and porting, ongoing optimization, marketing, distribution, monetization, payment support and user-related services, which is especially valuable for overseas game developers. Our solutions help game developers acquire and monetize a large user base in China. All our games are free to download and play, and we monetize our game offerings and user base and generate revenue primarily through sales of in-game virtual items. Through our in-depth understanding of China’s mobile game users, proprietary distribution channels that access a large user base, strong publishing and operation capabilities and data-driven product and service optimization that leads to more effective monetization, we believe we bring, and will continue to bring, compelling value to our game developer partners.

Our collaboration with our distribution and payment channel partners

In addition to our proprietary distribution channels, we also distribute our games by partnering with major app stores and mobile browsers in China, such as Tencent App Store, Qihoo 360 Mobile, 91 Wireless and UCWeb, mobile device makers and retailers, such as Lenovo, Huawei, ZTE and Suning, mobile carriers and mobile advertising agents. We believe this third-party distribution network allows us to reach substantially all of the Android- and iOS-based mobile Internet population in China. We also partner with almost all major payment service providers in China, including all three mobile carriers and major third-party payment service providers such as Alipay, Weixin Payments, China UnionPay and Yeepay. Our high-quality game portfolio and large user base incentivize our distribution and payment partners to work with us. This helps us provide easy access to our games and convenient payment solutions to our users, as well as seamless game publishing and monetization to our game developer partners.

We have grown significantly since our inception in 2009. Our total revenues increased from RMB19.4 million in 2012 to RMB246.6 million (US$40.7 million) in 2013, and from RMB22.1 million in the three months ended March 31, 2013 to RMB174.1 million (US$28.0 million) in the three months ended March 31, 2014. We had net losses of RMB9.3 million in 2012 and net income of RMB27.8 million (US$4.6 million) in 2013. We had a net loss of RMB0.7 million in the three months ended March 31, 2013, and a net income of RMB33.2 million (US$5.3 million) in the same period in 2014. We had adjusted net loss of RMB7.3 million in 2012, compared to adjusted net income of RMB28.9 million (US$4.8 million) in 2013. We had adjusted net loss of RMB0.5 million in the three months ended March 31, 2013, compared to adjusted net income of RMB33.3 million (US$5.4 million) in the same period in 2014. For information regarding adjusted net (loss)/income and a reconciliation of adjusted net (loss)/income to net (loss)/income, see “Selected Consolidated Financial Information and Operating Data—Non-GAAP Measures.”

Our Strengths

We believe that the following strengths have been critical to our success and differentiate us from our competitors.

Large, fast-growing, active and loyal user base

•	Our user base is large and fast-growing. Our active user base has consistently grown since our inception. Our platform had 73.9 million game downloads and activations in the first quarter of 2014, representing an increase of 17.4% from the first quarter of 2013. The following chart illustrates the growth in our average monthly active users from the quarter ended March 31, 2012 to the quarter ended March 31, 2014:

•	Our users are highly active and loyal. We engage users through our expansive game portfolio, frequent releases of new content and functions, online and offline promotional events and targeted marketing based on user data analysis. For example, Temple Run 2, one of our flagship titles, attracted 30.8 million active users and 10.3 million average daily active users in March 2014. In the first quarter of 2014, these users played over 1.1 billion sessions on our platform. Moreover, in 2013, 24.1% of our active user base played more than one game offered on our platform.

Sophisticated game operation capabilities resulting in effective user engagement, retention and monetization

We have strong operational know-how and capabilities in enhancing user engagement, analyzing user data and maximizing user lifetime value, or user LTV, which we believe are crucial to the scale and effectiveness of our mobile game platform.

•	Understand user behavior. We monitor user behavior by analyzing data on critical user metrics generated in our games through SkyNet. Through ongoing data analysis, we identify key performance drivers, non-performing virtual items or cross-promotions and other areas for improvement, based on which we refine our user retention and monetization strategies.

•	Enhance user engagement. We release frequent updates and launch special editions of our games to maintain user interest and curiosity. Additionally, we tailor our games to China’s mobile users by adding content specific to Chinese culture. For example, we added designs of the Chinese zodiac and the concept of yin and yang in the Chinese edition of Fruit Ninja, and launched a special edition for Chinese New Year with new graphics, sound effects and features. We also created user tournaments, in-game battles and leaderboards to keep our users engaged in our games.

•	Increase user retention. We retain users by cross-promoting our games to existing users and offering social networking services so that they are more likely to stay on our platform for their entertainment needs. We also organize offline marketing events to promote user awareness of our iDreamSky brand so that they are more likely to choose to play games offered by us. Finally, we push game updates and event notifications to inactive users to revive their interest in our games.

•	Maximize user LTV. All of our games are free to play and revenue is generated from purchases of in-game virtual items, including items, avatars, skills, privileges or other in-game consumables, features or functionality. Our access to game source code and our sophisticated game research and development and operational capabilities allow us to make structural modifications to the games in order to improve monetization and increase user LTV. For example, we can create and deploy virtual items and price them effectively so that users are more likely to purchase. From time to time, we also launch special event-driven promotions to stimulate in-game spending.

High-quality and diversified game portfolio

•	Casual games to attract users. We published three of the top ten casual games, including two of the top three games by active users in China in the first quarter of 2014, according to the Analysys Report. Our casual games are easy, fun and free to play. They can accumulate a large active user base over a short period of time due to their broad appeal, inherent suitability to mobile and social connectivity, while enjoying a long life cycle. Our games include the Chinese editions of international hits such as Temple Run 2, Subway Surfers and Fruit Ninja, which ranked No. 2, No. 3 and No. 9 among casual mobile games in China by active users in the first quarter of 2014, according to the Analysys Report. We launch frequent updates with new features, levels and characters, which also helps extend the life cycle of our games. For example, Fruit Ninja was first launched in China in August 2011 and has remained extremely popular, with MAUs of 30.7 million in March 2014.

•	Mid- and hardcore games to drive higher monetization. Our mid- and hardcore games, such as Era of Storms Online and Dragon Seal Online, provide users a more immersive game play experience, present higher monetization potential and may be a driver for our future growth. Revenue generated from our mid- and hardcore games increased by 305.8% from 2012 to 2013 and by 272.7% from the three months ended March 31, 2013 to the corresponding period in 2014.

•	Robust pipeline to sustain growth. We have also built a strong pipeline, with over 20 games in diverse genres expected to be launched in the the second half of 2014, including several titles which we have licensed from Disney. We have launched 12 casual and mid- and hardcore games in the first half of 2014. We are also actively identifying, negotiating and signing contracts with third-party developers to build our pipeline. Our track record of launching games and our tested game sourcing process allow us to win licenses to high-quality games from game developers and offer continuous entertainment to our users, sustaining the growth of our user base and revenue.

•	Tested game sourcing process to ensure consistent launch of popular games. We review hundreds of titles every year and assess them using our proprietary game scoring system. Our game scoring system, which we have refined over the years based on operation know-how and intensive data analysis, helps us identify games with exciting themes or storylines, intriguing gameplay, high-quality graphics and effective virtual merchandizing design. We believe our tested game sourcing process allows us to consistently launch popular and commercially successful game titles.

Strong and trusted partnerships with game developers

We are able to source high-quality games from well-known game developers because of our sophisticated game operation capabilities, successful track record and market reputation. We believe we have a reputation as a reliable and trusted partner with global mobile game developers. Many of our partners, such as Halfbrick and Imangi Studios, LLC, have worked with us as their exclusive partner for the launch of their games in China since their first collaborations with us and their first entering into the China market. Game developers typically entrust us with the source code of their games, giving us more flexibility in game redesign, optimization, distribution and operation. This allows us to better control the operation of our games and to better understand, engage and monetize our users. Additionally, our strong brand and reputation have allowed us to enter into partnerships with other high-quality content providers. For example, we are working with Disney to launch games based on Disney’s movies.

Unique and effective proprietary distribution channels

As our user base grows and reaches critical mass, we are able to distribute an increasingly amount of our games through in-game cross-promotion. We cross-promote by presenting targeted game recommendations to existing users based on their interests and profiles. Through data-driven marketing analysis, we can push in-application notifications of game recommendations to our users at such a time and frequency to most likely result in a download and activation. We also cross-promote applications offered by third-party business partners, who in turn promote our games in their applications, directing their users to our games and allowing us to reach a broader segment of mobile users. In addition, we acquire new users through the sharing function in our games, which allows our users to share our games in their social networks such as Weixin and Weibo, attracting our users’ friends and family to try our games. We are also able to acquire new users through iDreamSky Game Center, our mobile application for game services, and www.uu.cc, our website for mobile game information and downloads. Our proprietary distribution channels generated 97.7 million game downloads and activations in 2013, representing 36.0% of our total game downloads and activations and an increase of 83.4% from 2012. In the first quarter of 2014, our proprietary distribution channels generated 23.8 million game downloads and activations, representing 32.2% of our total game downloads and activations in the first quarter of 2014 and an increase of 35.4% from the first quarter of 2013.

While we continue to work with a diversified range of third-party distribution channels to reach a wider audience and take advantage of the popularity of their platforms, user base and payment system, we believe our proprietary distribution channels, which are built upon high-quality games, a large and growing user base and data-driven in-game cross-promotion strategies, will help us effectively and sustainably distribute games and generate game downloads and activations at low cost.

Advanced technology infrastructure and data analysis capabilities

Our scalable proprietary technology infrastructure is key to our business. Our cloud-based server and network infrastructure enable us to deliver games, social activities and other entertainment content to millions of users across our platform simultaneously with high levels of performance and reliability. It also powers our intense analysis of the large amounts of data generated in our games and social interactions on our platform, which improves the effectiveness and efficiency of our user acquisition and retention strategies.

As we have access to the source code of our game developer partners, we are able to embed our SDK modules in each game that we operate. Each SDK module embedded in our games is connected to our back-end servers that analyzes user and game data, centrally manages user accounts, supports user communication, leaderboards and tournaments, ensures account security, connects payment gateways and enables cross-promotion of our games. Our servers, SDKs embedded in our mobile game applications and our in-game services enabled by such infrastructure network are jointly referred to as SkyNet. We analyze data such as user location, type and number of games downloaded, playing frequency and time and purchasing habits through SkyNet. This data generates invaluable insights on user needs, preferences and behaviors, through which we improve our games and user experience, enhance cross-promotion effectiveness, create virtual goods suitable for those games, optimize deployment and pricing and increase user LTV.

Visionary and experienced senior management

We are led by a visionary and experienced management team with an in-depth knowledge of China’s mobile game industry and ecosystem. Each of our founders has more than ten years of experience in the telecommunications, information technology, Internet and game industries. Our founders have worked closely together since our inception and have developed strong synergies in their work and management style with their diverse and complementary skills and backgrounds. Understanding and satisfying the needs of users is our core value and has always been the starting point of our management’s decision-making process. Their strong business vision and execution capabilities have led to a proven track record of successfully publishing and operating game titles in China. Our company culture also serves as the foundation of our success and helps us attract, grow and retain our employees. We provide ongoing trainings to our employees and equip them with the tools to help grow our business.

Our Strategies

Our vision is to become a leading global mobile entertainment platform that revolutionizes the mobile entertainment experience. We plan to execute the following key strategies to pursue our goal and to achieve long-term sustainable growth.

Attract new users and enhance user experience

We aim to keep users engaged and active on our platform by continuing to provide them with quality games and a superior entertainment and social experience, which increases loyalty, encourages in-game spending and enhances the effectiveness of cross-promotion. We plan to expand our game offerings by growing the number of new games we publish, and enhance the gameplay experience of our users by offering more engaging and interactive in-game services such as real-time battles. We plan to launch a mobile entertainment and social networking community, where mobile game users can have fun and be entertained through a variety of interactive entertainment formats, such as music and video, socializing with other users and participating in other entertainment activities. The large amount of user-generated content in this mobile community will increase user retention and help attract new users.

Enhance our mobile game offerings and monetization capabilities

We seek to enhance our monetization capabilities by offering more engaging and tailored content, optimizing virtual goods merchandising and continuing cross-promotion. To capitalize on the commercial success of our existing successful games, we will continue working with game developers on an ongoing basis to launch updated game versions with new features, better graphics and a wider range of virtual items. We will continue to focus on ongoing game optimization as it allows us to improve user engagement, user retention and the average life cycle of our games, and achieve greater user LTV. We plan to launch membership packages which users can subscribe for a fee in order to purchase virtual items at discounted prices during a certain period or enjoy certain other gameplay and account privileges, which we believe is an effective tool to retain users on our platform to continue to play and spend on our games. We will continue to leverage our large, active and loyal user base and our proprietary and third-party distribution channels to expose our portfolio of games to broader segments of mobile users in China and tap their spending potential.

Expand our content portfolio through strategic alliance and acquisition opportunities

In addition to continuing to work with international game developers, we intend to selectively acquire, invest in or enter into strategic partnerships with complementary domestic and overseas game developers to broaden our game genres and user reach. We have licensed and will continue to license intellectual property rights from international providers of popular content such as movies and web games to launch mobile games based on these contents. We have published, and will continue to publish, games that we acquire under game acquisition agreements with more commercially favorable terms. We can capitalize on the established popularity of these contents to market these mobile games, which will diversify our game portfolio and enhance our brand name and reputation. We believe this will enrich our product offerings, enhance user entertainment experience on our platform and allow us to acquire additional technology as well as market and user insight.

Strengthen our collaboration with distribution and payment channel providers

We will continue to strengthen our collaboration with third-party distribution channels to make our games accessible to more mobile users. We organize user tournaments and design special editions or features for games distributed by certain of our distribution partners. For example, we launched a special edition of Fruit Ninja for Qihoo 360 Mobile, where the graphic design of the game is blended with the logo design of Qihoo 360 Mobile. These tailor-made marketing activities generate greater user traffic on our partners’ platforms and stimulate spending on our games. We are also working to make our games available through additional distribution channels so that our games can be accessed by more users. In addition, we will connect more payment channels to our games so that downloads and in-game purchase payments can be carried out easier, faster and safer, maximizing our monetization opportunities. For example, we are cooperating with Alipay to promote mobile credit payment in our games. We also plan to establish our own payment processing platform to lower our payment processing costs.

Further promote our mobile game platform and brand

We will continue to enhance our market-leading mobile game franchise, particularly our iDreamSky brand. Our Chinese brand name, Ledou ( ), means “to have fun and amuse.” The reputation of our iDreamSky brand is growing among mobile game users as a leading destination for well-known and popular mobile games in China. We will continue to reinforce our iDreamSky brand as synonymous with fun and exciting games among mobile users. We will also continue to obtain celebrity endorsements to market our games and strengthen our brand. We also plan to launch new games and features through our iDreamSky Game Center to increase user reliance on it as a platform to find and download new and fun mobile games. We have launched and will continue to launch offline advertisements and promotional events and offer iDreamSky branded merchandises to boost our brand awareness. We also plan to expand our product compatibility so that iDreamSky’s games can be accessed through applications that run on additional operating systems, such as Windows Phone, allowing more mobile users to experience our games and services.

Continue to invest in our technology platform

Our technology infrastructure is critical to the success of our game publishing platform because it enables every step in our one-stop solution including redesign and porting, distribution, marketing, monetization and payment support. We will continue to make significant investments in upgrading our technology infrastructure and systems and hire and retain game development and operations talent. We will also invest to refine our data analysis capabilities in order to better identify and meet user needs, drive distribution and marketing strategies and optimize user retention and monetization efforts. Since the launch of our first mobile game, we have accumulated large amounts of game and user data that can be used to design, test and release updates and new functions.

Expand internationally

We intend to build an international audience by bringing popular Chinese and international games to overseas markets. We will hire local talent and work with local business partners to create localized game content and make our games compatible with the relevant local mobile game ecosystem. For example, we are working with several business partners in Korea to distribute and operate the Temple Run series in Korea. We are setting up a subsidiary in Japan through which we may publish our games in Japan in the future.

Our Games and Products

Game sourcing

We actively seek out games from different genres and different developers to enhance our existing portfolio of games. We have a dedicated selection team that keeps track of the latest popular mobile games, as well as entertainment and popular culture trends through a variety of data points such as mobile game rankings and trending keywords on mainstream search engines. We also explore opportunities to collaborate with top content providers to launch games based on popular content such as movies and web games.

We review hundreds of mobile games every year. We assess their commercial viability and other potential benefits, including brand value, using our proprietary game scoring system. We have frequently refined the key performance indicators in our system over the years based on operation know-how and data analysis. Our game assessment process involves input from our research and development, operations, distribution and payment teams, each playing a key role in the successful launch and monetization of our games. If a game passes our internal assessment, we approach its developer with a business proposal, setting out our plan for redesign, distribution and operation in China. If we and the game developer reach an agreement on the publishing plan, we would initiate content licensing negotiations.

As of March 31, 2014, we operated 18 casual games, most of which are developed by overseas game developers, and 20 mid- and hardcore games, all of which are developed by PRC game developers. Our games span a number of genres and attract a demographically diverse community. All of our games are free to play, and we generate revenue from the sale of in-game virtual items. We believe the free-to-play model we adopt for our games is effective in user acquisition and that virtual goods merchandizing is crucial to user monetization.

•	Casual games. We collaborate with overseas game developers to redesign and operate popular casual games in diverse genres that are fun and easy to play. For example, in the Temple Run Series, the player takes on the role of an explorer who, having stolen an idol from a temple, is chased by monstrous monkeys, and in Subway Surfers, the player takes the role of a graffiti artist escaping from a subway inspector and his dog. In both of these “endless running” games, the player continuously moves forward through an endlessly generated game world, attempting to get as far as possible while dodging obstacles. In Fruit Ninja, the player slices different types of fruits flung across the screen using a blade controlled by their finger, with different objectives such as achieving high scores or dodging bombs to maximize time play. Fruit Ninja, the Temple Run series and Subway Surfers are currently our most popular casual games and are licensed to us by Halfbrick Studios Pty. Ltd., Imangi Studios and Kiloo ApS, respectively. The following table sets out some of our popular casual games by order of launch date:

Game	Genre	Launch Date

Speedy Cars	Racing	January 2014

Subway Surfers	Endless running	September 2013

The Master Shooter	Shooting	April 2013
Temple Run 2	Endless running	February 2013

Temple Run	Endless running	February 2013

Jetpack Joyride	Endless running	August 2012

Birzzle	Puzzle	June 2012

Triple Town	Puzzle	June 2012

Fruit Ninja: Puss in Boots	Reflex	February 2012

Fruit Ninja	Reflex	September 2011

•	Mid- and hardcore games. We license and operate mid- and hardcore mobile games developed by leading domestic mobile game studios, most of which are turn-based role-playing games, action role-playing games, strategy games and action fighting games with themes focusing on Chinese myths, fantasy and history. For example, we launched The Three Swordsmen in February 2014, a three-dimensional fighting game where users can play the roles of martial heroes from different clans in ancient China to engage in real-time battles in historical settings. Users typically enjoy a more immersive experience in these games and tend to play the games for a longer period of time on average everyday, return more frequently and spend more money on in-game purchases. Therefore, we focus on enhancing our mid- and hardcore games in order to better engage, retain and monetize our more dedicated users. The following table sets out some of our popular mid- and hardcore games by order of launch date:

Game	Genre	Launch Date
The Three Swordsmen	RPG	February 2014

Enchantress in Three Kingdoms	RPG	September 2013

Devils	RPG	September 2013

The Chaos of God	RPG	May 2013

Against the Evil Spirits	RPG	February 2013

Space Hunter	RPG	November 2012

Heros	Strategy	November 2012

Heroes in Three Kingdoms	RPG	September 2012

Era of Storm Online	Strategy	May 2012

Dragon Seal Online	RPG	April 2012

License and acquisition arrangements

We enter into content distribution agreements with game developers for each of our game licenses.

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Content distribution agreements with game developers. We enter into content distribution agreements with overseas game developers under which the developers grant us the right to distribute their games in China, and, in some cases, in Hong Kong, Macau and Taiwan. Most of our distribution agreements are on an exclusive basis in the territory with respect to Android- or iOS-based mobile devices, or both, ranging from a term of one to three years, renewable upon both parties’ consent. In the first quarter of 2014, we also entered into content distribution agreements with domestic game developers. Typically, we pay the game developers either a recoupable advance royalty at signing or a minimum guarantee at the end of certain period. We and our game developer partners typically adopt a revenue sharing arrangement in line with industry practice, which is approximately 15%-25% of gross billings for game developers, according to the Analysys Report. We remit the game developer’s share of either the gross billings or gross billings after deduction of certain expenses and tax, depending on the terms of the agreement based on our monthly report of gross billings generated from the game.

Under the distribution agreements, we are responsible for the redesign, porting, ongoing optimization, marketing, distribution of and payment processing for the games, and the game developer typically has the right to review and approve our plans to redesign, update or market the games, including the pricing of in-game virtual items. The game developer owns the intellectual property rights to the game that has been redesigned and distributed in China, and we own the game or user data and other related information generated or gathered from our platform. The game developers also provide technical assistance with respect to installing and testing game functionalities and any fixes, bugs and updates in connection with the performance of the games. We are generally responsible for customer care and services to users, while the game developers provide any additional technical support required for resolving any issues that cannot be solved by our internal resources. Typically, either the game developer or we can terminate a content distribution agreement in the event of a material breach by either party, if the breach is not timely remedied.

•	Joint operation agreement with game developers. We enter into joint operation agreements with some domestic game developers under which we publish, market and monetize games developed by these game developers. The agreements are typically on a non-exclusive basis, with a term of two to three years, renewable upon both parties’ consent. We are typically required to pay a licensing fee to the game developers and we adopt a revenue sharing arrangement with them in line with industry practice. Funds available for sharing are the gross billings generated from the games net of any bad debt and distribution and payment processing costs.

We negotiate revenue sharing arrangements with our game developer partners based on various factors, such as our market position and track record, the track record of the game developer, the nature and the revenue generation history or our evaluation of the potential of the specific game, and the parties’ prior relationships.

In addition to the above, we also publish games developed by Shenzhen Zhuoyou and Shenzhen Yiyou, the subsidiaries of our VIE. We established these entities with third parties in order to license games developed by these entities on favorable commercial terms. Additionally, we also publish a third-party game that we have acquired under a game acquisition agreement. Under the game acquisition agreement with a third-party game developer, we have acquired the intellectual property rights of the game for a fixed consideration and do not share the gross billing generated from the game with the game developer. We utilize our existing platform, know-how and resources for further development, refinement, marketing and monetization of these games. Under the game acquisition agreement for an acquired game that we currently operate, we acquired the exclusive right to publish and operate the game, as well as the right to license to third parties the game and all its associated intellectual property rights, including any game updates and artwork. We have retained the seller for technical support services for three years. We are entitled to all the revenue generated from the operation of the game.

We believe publishing games developed by the subsidiaries of our VIE and games that we acquire from third parties allow us to obtain games on more commercially favorable terms. We currently operate three games under this type of arrangement. These games include a car racing game, a classic card game and an action role-playing game.

Our Services and Non-game Products

SkyNet, iDreamSky Game Center and www.uu.cc provide social connectivity for our platform. We also provide in-game advertisement services to selected business partners.

SkyNet-enabled Services

Our users’ game-playing experience is supported by our unified live in-game services supported by SkyNet, which is embedded in all our games. It integrates a comprehensive suite of SDK modules enabling the following functions, which our users can access anytime without leaving the game:

•	Centralized user account and data management system. Users can log in our games and services using their mobile phone numbers, email addresses, a special iDreamSky account, Tencent’s QQ or Weixin accounts or Sina’s Weibo accounts. Through our cloud-based data storage, each account’s profile information and activities are synchronized, allowing us to track data generated by each user in any of our games and services across our platform.

•	Communication and social networking system. Users are connected to us, as well as other users on our mobile game platform. We use push notifications to notify users of game updates, promotional events and new content releases and services. Users can live-chat and share on our platform. They can participate in user tournaments and leaderboard rankings and attain achievements on our platform, enriching their game playing experience. Users can also integrate their activities in other social networks with our platform, including inviting their connections from other networks to play our games.

•	Marketing system. Users can receive push notifications from us for recommendations of games and third-party applications that we believe the user will be interested in, based on our study of the users historical data. They can download, install and activate the game or the application by clicking through the notifications.

•	Payment system. Our games are connected to major payment gateways in China, providing multiple simple and fast in-game payment solutions to users. These include the convenient SMS billing through mobile carriers and other popular third party payment methods.

iDreamSky Game Center

iDreamSky Game Center is our proprietary application in which users can download mobile games we publish and obtain a wide variety of game resources. They can download games, game updates and new editions, patches, functions, tools and virtual items. We communicate information related to our games or services and cross-promote our other games in iDreamSky Game Center. Our users can each maintain a profile in iDreamSky Game Center, which allows them to engage around how they play, highlight favorite games and show recent activities. They can also live-chat with other users through our instant messaging services. We leverage iDreamSky Game Center to increase user satisfaction and retention.

www.uu.cc

www.uu.cc is our self-operated website offering mobile game downloads, news and information and user discussion forum, with a focus on hardcore games. Users can search games based on various criteria including game genre, ranking and file size. Mobile games lovers can obtain news on their favorite games and follow new game releases. It also offers a library of literature on game strategies and a forum for discussions about games and game experience, which are particularly attractive to hardcore gamers. www.uu.cc helps us build user awareness of our iDreamSky brand and increase user loyalty. It also helps acquire, retain and monetize hardcore gamers who tend to spend more time and money on the games and therefore are users with higher LTV.

In-game Advertisements

We provide in-game advertisement services to selected business partners. For example, in a version of Fruit Ninja, we displayed full-screen advertisements for a major manufacturer of smartphones at the end of game sessions. We derive a small percentage of our revenues from our in-game advertisement business.

Our Publishing Platform

Our mobile game publishing platform offers a one-stop solution covering redesign and porting, ongoing optimization, marketing, distribution, monetization and payment support. Leveraging the virality of the social connectivity of our platform and our powerful data analysis engine, our publishing solution is focused on user acquisition, retention and monetization and have brought compelling value to our game developer partners.

Redesign and porting

After we acquire a license for a new game, we conduct an in-depth feasibility study assisted by our game analysis engine and form a project team to formulate a detailed redesign plan for the game.

For games made by overseas developers, we provide the following redesign and porting services:

•	localize game content and design, as well as optimize the creation, deployment and pricing of virtual items and special functions in accordance with the preferences and behavior of China’s mobile users;

•	optimize the file size of the games and reconfigure them to be more compatible and accessible through China’s mobile carrier network;

•	beta test the games on various mobile devices and distribution platforms; and

•	ongoing user data monitoring and analyzing to gain user insights and enhance strategies on content update, new edition release, user engagement, retention and monetization.

As our overseas game developer partners formulate and execute their expansion strategies for the China market, they turn to our services for a better understanding of and an avenue into the market’s complex mobile user demographics, dynamic user preference and spending habits and the fragmented telecommunication, content distribution and payment processing infrastructure. For domestic game developers, we review their games, assess commercial potential and recommend solutions to modify and improve their games. As such, market entry and ongoing consulting is an integral part of the value proposition we bring to our game developer partners.

As a result of our status as a reliable and trusted publishing partner in China, many overseas game developers entrust us with the source code of their games, giving us more flexibility in game redesign, optimization, distribution and operation. This allows us to better control the operation of our games and to better understand, engage and monetize our users. We believe this in-depth collaboration with our game development partners is one of the keys to our successful game operation and monetization.

For example, we redesigned Fruit Ninja by modifying gameplay mechanics and adding customized payment method, game styles and content, including Chinese-styled blades, background featuring Chinese Zodiac and yin and yang and fruity explosions on-screen with every swipe:

Proprietary distribution

In 2013 and the first quarter of 2014, 36.0% and 32.2%, respectively, of our game downloads and activations were generated through our proprietary distribution channels with no direct marketing expenses or revenue sharing with a third-party app store.

•	In-game cross-promotion. As our user base grows and reaches critical mass, we are able to generate a significant percentage of our game downloads and activations through in-game cross-promotion. We cross-promote by presenting targeted game recommendations to users based on each user’s interests, which we learn from the user’s historical account data. Based on data analysis, we are able to push recommendations at such time and frequency that can more effectively convert a game recommendation into a game activation.

In addition to cross-promoting our games, we also cross-promote third-party business partners’ applications in our games. We do so in ways without negatively impacting our users’ game playing experience. Our business partners likewise promote our games in their applications, directing their users to our games. We identify popular mobile applications with large user base and reach through these applications a boarder segment of mobile users. As more and more mobile users use mobile applications to stay connected, informed and entertained, we believe cross-promotion in third-party applications will become an effective tool for user acquisition.

•	Self-operated channels. As our brand awareness increases in the mobile user community, we are able to acquire new users through our self-operated game publishing channels, iDreamSky Game Center and www.uu.cc. These channels are integrated with other social networking platforms such as Weixin and Weibo. Our users can therefore invite their social network connections to play our games, helping us acquire more users. The sharing function in our games also allows our users to share our games in various social networks, attracting our users’ friends and family to try our games. The social connectivity of the self-operated platforms enhances our viral distribution.

We believe our proprietary distribution channels, which are built upon high-quality games, large user base and sophisticated in-game cross-promotion strategies, will help us effectively acquire users at low cost because no direct marketing expense is associated with user acquisition through our proprietary distribution channels.

Third-party distribution

To complement our proprietary distribution channels, we also distribute our mobile games through a diversified range of third-party distributors, including app stores, mobile browsers, mobile device makers and retailers, mobile carrier distribution channels and third-party mobile advertising agents. Through third-party platforms, we can reach a wider audience and take advantage of the popularity of their platform, social and sharing network and sometimes, payment processing services. We distributed games through over 600 distribution channels across China as of March 31, 2014, including:

•	App stores. These include web and mobile app stores, through which we can access larger user traffic and reach broader audience. Tencent App Store, Qihoo 360 Mobile, 91 Wireless, gFan App Store and iOS App Store are among the app stores partnering with us.

•	Mobile pre-installations. These include makers or retailers of mobile devices that are pre-installed with our games, iDreamSky Game Center or game centers, app stores or mobile browsers of device manufacturers or retailers offering our games. Lenovo, Huawei, ZTE and Suning are among the device manufacturers or retailers partnering with us.

•	Mobile carrier distribution channels. These include mobile app stores operated by China’s three mobile carriers, China Mobile, China Unicom and China Telecom, whose app stores are pre-installed on mobile devices operated by them.

Due to our strong revenues and performance, China Mobile has ranked us a “Grade A Business Partner,” allocating us more marketing resources and services. For example, there will be greater prominence for our games in search results and on page displays. China Mobile will allow us to publish more new games each month and expedite the approval and launch process for our games.

•	Social networking platforms. We are working with Halfbrick and Tencent to launch the mobile QQ and Weixin versions of Fruit Ninja integrating Tencent’s large mobile social networking platform and payment system. Weixin is the largest mobile social networking platform in China and this collaboration allows us to access and monetize its massive user base. The sharing and invitation functions of social networking platforms such as Weixin allow existing users to invite their friends and family to play our games and share their high scores and achievements within their social network, further increasing our brand awareness and potentially expanding our user base.

•	Others. We distribute our games through mobile browsers and mobile alliances. We also commission professional mobile advertising agents to place full screen or banner advertisements of our games to an appropriate mobile audience through various mobile applications covering a wide range of functions and content. These mobile advertising agents help us reach mobile users who may not be mobile game players, supplementing our existing distribution channels that are targeted towards existing players of our mobile games.

Marketing and promotion

We have formulated effective marketing and promotion strategies to sustain user interest, engage more users, enrich game content and services, extend game life cycles and stimulate game downloads and activations and in-game spending. These strategies include:

•	In-game marketing. We organize user tournaments, in-game battles, leaderboard rankings and other user activities. We reward users with top game play performance by inviting them to special events organized by us. We also cross-promote our games.

•	Offline marketing. We organize marketing events for game players in association with our business partners, such as game developers, device manufacturers and mobile carriers. We promote our game through offline advertisements and at trade shows and industry events. We also develop offline promotional events that further build our brand awareness. For example, we commissioned the painting of scenes and cartoons from Subway Surfers in the Shenzhen subway.

•	Celebrity or event-driven marketing. We develop and launch special editions for our games for celebrities or special occasions such as the Chinese New Year, capturing the latest trends and interest among mobile users. For example, we developed a special edition of Fruit Ninja for the Chinese New Year. We also designed a special edition of Subway Surfers featuring the Beijing subway and a new character, Sun, an adaption of Monkey King, one of the most enduring Chinese literary characters.

Monetization

To monetize our large and active user base and achieve better financial returns for both our business partners and ourselves, we seek to convert active users into paying users and increase each paying user’s in-game spending.

We generate our game revenues from the sale of in-game virtual items. Virtual items include items, avatars, skills, privileges or other in-game consumables, features or functionality. Through virtual items, users are able to extend their play, enhance or personalize their game environments and accelerate their progress in our games. Most of our virtual items can be purchased conveniently and speedily processed through SMS billings by mobile carriers. In addition to SMS billings, they can also make payments through virtually all major online payment channels including Alipay, Weixin Payments, China UnionPay and Yeepay. By offering quick and convenient payment options for suitably-priced virtual items, we are able to cultivate within our users a habit of paying for virtual goods. We also continually offer our users new payment options that become popular. For example, Subway Surfers was the first mobile game to offer payment through Weixin Payments. We often adopt a “try-to-pay” model where the user can try the virtual items for free on a limited basis but has to pay for future use. The release of new editions with new functions and improved game design and graphics also stimulates user spending. We also offer offline rewards to users who achieve high leaderboard rankings in our games. This strategy typically encourages them to spend more on the games to purchase special skills or functions that facilitate and improve game play.

The creation, deployment and pricing of our virtual items also significantly impact our game monetization. We have accumulated a large amount of user data that allows us to understand what kind of virtual items, offered at what time, in which scene and at what price, are more likely to trigger purchasing. We continue to optimize our virtual goods merchandising strategy to maximize monetization.

As a result of our effective monetization strategies, average MPUs of our casual games increased from 1.1 million in the first quarter of 2013 to 5.1 million in the first quarter of 2014. Average MPUs of our mid- and hardcore games increased from approximately 14,000 in the first quarter of 2013 to approximately 133,000 in the first quarter of 2014.

Payment support

We offer users almost all major mobile payment solutions available in China, including direct billing by mobile carriers and payment through third-party platforms. As of March 31, 2014, we cooperated with over 50 payment channels. We believe our comprehensive payment network greatly facilitates user monetization.

•	Direct billing by mobile carriers. Direct carrier billing is effective in converting registered users to paying users, as such method eliminates third-party processing procedures, the need for mobile wireless network and allows users to pay instantly without leaving the game.

•	Payment through third party platforms. Our users can also pay for virtual items or purchase in-game virtual currency within the game through third-party payment platforms, including mobile payment platforms such as Alipay and Weixin Payments, and web-based payment platforms such as China UnionPay and Yeepay.

Our Technology

We have developed a proprietary technology platform with strong data analysis capabilities that integrates and tracks every aspect of our business operations, including game redesign, distribution and payment channel management, user research, virtual goods merchandizing, marketing, cross-promotion and game services.

•	Our scalable cloud-based infrastructure. Our physical network infrastructure utilizes our private data centers linked with high-speed networking. We have developed our architecture to work effectively in a flexible cloud environment that has a high degree of elasticity. Our automatic provisioning tools have enabled us to increase our storage and computing capacity in a short period of time in response to game demand. We operate at a scale that routinely delivers massive amounts of content to millions of user across our platform. Our technology architecture has been designed to scale horizontally to accommodate the large amounts of data our network generates. This allows our distribution, operation and payment teams to cooperate with each other and the product and research and development teams to design, deliver and share innovations.

•	SkyNet. SkyNet consists of our servers and the SDK modules embedded in our mobile game applications, which jointly support various functions within our games, including analysis of user and game data, central management of user accounts, account security, payment gateway connectivity, user communication, social connectivity and cross-promotion functions.

•	Multi-dimensional data analysis engine. We process large volumes of data related to game play and related activities. Our proprietary multi-dimensional data analysis engine collates and structures our data in a variety of ways so it can be used for ad-hoc analysis, real time in-line analysis and standardized reports. Our data analysis generated visualized results filterable based on numerous performance metrics, enabling us to locate key performance drivers and non-performing virtual items or cross-promotion advertisements. Data mining generates invaluable insights on user needs, preferences and behaviors, through which we improve our games and user experience, enhance cross-promotion effectiveness and discover hidden opportunities for improving user retention and increasing user LTV.

•	Cross-promotion. We use sophisticated algorithms to determine the likelihood of user engagement with specific game recommendations and we match the most relevant games or third-party applications to each of our users based on the user’s profile and game play history.

Research and Development

We have invested and will continue to invest substantial resources in our research and development activities, including enhancing existing games, introducing and redesigning new games and enhancing the social connectivity of our platform. We will focus on upgrading our multi-dimensional data analysis engine and SkyNet network, as well as refining tools for our cross-promotion and other in-application marketing strategies. We believe these are important to attaining our goal of building a leading entertainment and social platform.

Our research and development expenses were RMB2.3 million and RMB6.8 million (US$1.1 million) for the three months ended March 31, 2013 and 2014, respectively, accounting for 10.6% and 3.9% of our total revenues during those periods, respectively.

Customer services

We had a 38-person customer services team providing ongoing customer support to our users in relation to our games as of March 31, 2014. Users can reach our customer service staff anytime through multiple channels, including through our platform, Weixin or Weibo. We have adopted systematic internal procedures to quickly respond to and resolve customer complaints, most of which are related to payment processing, account log-in and management and bugs.

Competition

We compete with other mobile game publishers on the basis of a number of factors, including user base, game portfolio, quality of user experience, brand awareness and reputation, access to and relationships with distribution and payment channels.

We believe we compete favorably on these factors. However, China’s mobile game industry is evolving rapidly and is intensely competitive. Other mobile game operators could publish more popular games to compete with our offerings and adversely affect our ability to attract and retain users and their leisure time. These competitors, including companies of which we may not be currently aware, may take advantage of social networks, access to a large user base and network effects to grow rapidly and virally.

Our competitors include domestic companies with integrated mobile game operation capabilities, such as Chukong Holdings Limited, China Mobile Games and Entertainment Group, Yodo1, Ltd., Shanda Interactive Entertainment Limited, NetEase Inc. and FL Mobile Inc. We also compete with China’s leading Internet and technology companies such as Tencent and Qihoo 360, which may capitalize on their significant financial and technical resources and their large user base to develop and publish mobile games. Overseas mobile game companies looking to directly operate in the PRC market, such as GREE International, Inc., DeNa Co., Ltd., King Digital Entertainment plc and Electronic Arts Inc., may also compete with us. We compete more broadly with providers of other forms of Internet and mobile entertainment, including social networking and other online activities or content, such as video and music.

Intellectual Property

Our business is significantly based on the acquisition, creation, use and protection of intellectual property. Some of this intellectual property is in the form of software code, patented technology and trade secrets that we license from game developers, or that we created to localize the games and to enable them to run properly on multiple platforms. We also create audio-visual elements, including graphics, music, story lines and interface design, as we redesign imported games.

We protect our intellectual property rights in China by relying on local laws and contractual restrictions. We enter into confidentiality, proprietary rights assignment, non-compete and non-assignment agreements with our employees, and have confidentiality arrangements with our business partners. We also actively engage in monitoring and enforcement activities with respect to infringing uses of our intellectual property by third parties.

As of the date of this prospectus, we have 18 registered trademarks and 44 registered copyrights in the PRC, and we are in the process of applying for the registration of 253 trademarks and two patents in the PRC. In addition, we have registered two domain names that are material to our business, including www.idreamsky.com and www.uu.cc.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of the intellectual property created by or licensed to us. Also, we cannot be certain that the games that we license, our redesign of these games or our services do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Risk Factors—Risks Related to Our Business—Third parties may claim that we infringe their proprietary rights, which could cause us to incur significant legal expenses and prevent us from promoting our products and services.”

Facilities

Our principal executive offices are located at 16/F, A3 Building, Kexing Science Park, 15 Keyuan Road North, Nanshan District, Shenzhen, Guangdong province, China. We also have offices in Beijing and Nanjing. We leased our premises from unrelated third parties who have valid title to the relevant properties. The chart below provides a summary of the term of each of our leases.

Premises	Gross floor area (sq. m.)	Lease expiration date
Shenzhen office	6,471.4	July 31, 2018
Beijing office	20.0	January 4, 2015
Nanjing office	190.0	February 28, 2015

All leased properties are office premises. We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

Employees

We had 78, 137, 329 and 404 full-time employees as of December 31, 2011, 2012 and 2013 and March 31, 2014, respectively. Their employment agreements with us are typically for a term of three years. Substantially all of our employees are based in the PRC. The following table sets forth the numbers of our employees categorized by areas of operations as of March 31, 2014:

Function	Number of Employees
Design, research and development	188
Operations	136
Publishing	41
General administration	39

Total	404

Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages and a collegial and creative working environment, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We design and implement in-house training programs tailored to each job function and a set of responsibilities to enhance performance. Specific training is provided during orientation for new employees to familiarize them with our working environment and operational procedures.

We compensate our employees with basic salaries, performance-based bonuses and stock options. As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We are required to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We also maintain commercial work safety and retirement insurance for some of our employees.

Insurance

We maintain mandatory and commercial insurance for our employees as described above. We do not maintain any property insurance policies covering network infrastructure for losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key employee insurance for our executive officers. Damage to any of our uninsured facilities or network infrastructure could have a material adverse effect on our results of operations. See “Risk Factors—Risks Related to Our Business—We have a limited insurance coverage which could expose us to significant costs and business disruption.”

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

REGULATIONS

This section sets forth a summary of the significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Value-Added Telecommunication Services and Foreign Ownership Restrictions

The PRC government extensively regulates the telecommunications industry, including the Internet sector. The PRC State Council, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Commerce, or the MOFCOM, the State Administration for Industry and Commerce, or the SAIC, the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (formerly the General Administration of Press and Publication, or the GAPP), the Ministry of Culture, or the MOC, and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications and Internet-related services. However, China’s telecommunications industry and Internet-related industries are at an early stage of development. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the telecommunications and Internet-related services. See “Risk Factors—Risks Related to Doing Business in China—Uncertainties and changes in the PRC legal system could materially and adversely affect our business.”

Licenses for Value-Added Telecommunication Services

On September 25, 2000, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, were issued by the State Council as the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, it is a requirement that telecommunications service providers obtain operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. In February 2003, the Catalog was updated and information services such as content service, entertainment and online games services are classified as value-added telecommunications services.

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, as amended in January 2011, which regulate the provision of Internet information services. Under the Internet Measures, “Internet information services” refer to services that provide Internet information to online users, and are categorized as either commercial services or non-commercial services. Pursuant to the Internet Measure, commercial Internet information services operators shall obtain a value-added telecommunications license for Internet information services from the relevant government authorities before engaging in any commercial Internet information services operations within the PRC. In addition, if the Internet information services involve provision of information relating to news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services for which statutory approvals are required from other additional governmental authorities, such approvals must be obtained before applying for such license.

On March 1, 2009, the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on April 10, 2009. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The value-added telecommunications services operating license, or VATS License, are further categorized into trans-regional VATS License and VATS License for operation within a specific region. For a holder of a trans-regional VATS License, it is required to set up its subsidiaries or branches in the relevant administrative regions according to the requirements of the VATS License, and file its trans-regional VATS License with the local branch of the MIIT in each of the regions where it has operation. The operation scope of the license will detail the permitted activities for the enterprise to which the license is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications listed in its VATS License.

Each of Shenzhen iDreamSky and Shenzhen Mengyu holds a VATS License for information services excluding fixed telephone information services, which is effective until October 15, 2017 and October 8, 2017, respectively. The service coverage of both of these two VATS Licenses is limited to Guangdong Province. Each of Shenzhen iDreamSky and Shenzhen Mengyu is in the process of applying for a trans-regional VATS License. Under PRC laws and regulations, if Shenzhen iDreamSky or Shenzhen Mengyu is found to operate value added telecommunication business beyond the scope of its VATS License, it may face monetary penalties or confiscation of proceeds received from the business beyond the scope of the VATS License, or be ordered to suspend business.

Foreign Investment in Value-Added Telecommunications Services

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunications business overseas. Foreign investors which meet these requirements must obtain approvals from the MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign invested companies, all of which are Sino-foreign joint ventures engaging in value-added telecommunications business.

The most updated version of Guiding Catalog for Foreign Investment Industries, which was promulgated by MOFCOM and the National Development and Reform Commission and became effective on January 30, 2012, or the Guiding Catalog, also imposes this 50% restrictions on foreign ownership in value-added telecommunications business.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business issued by the MIIT in July 2006, or the MIIT Circular, reiterates restrictions on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a VATS License to conduct any value-added telecommunications business in China. Under the MIIT Circular, a PRC company that holds a VATS License in China is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local VATS License holder or its shareholder(s). The MIIT Circular further requires each VATS License holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. If a VATS License holder fails to comply with the requirements in the MIIT Circular or remedy any non-compliance, the MIIT or its local counterparts has the discretion to take administrative measures against such VATS License holders. Further, the Internet Electronic Messaging Service Administrative Measures promulgated by the MIIT in November 2000 require value-added telecommunication services operators to obtain specific approvals before providing BBS services. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. On July 4, 2010, the approval requirement for operating BBS services was terminated by a decision issued by the State Council.

However, in practice, although the competent authority in Guangdong ceased in issuing the approval for providing BBS services, it still requires the relevant operating companies to obtain such approval for the operation of BBS services which we have not obtained.

In light of the aforesaid restrictions, we rely on Shenzhen iDreamSky and Shenzhen Mengyu, our consolidated affiliated entities in China, to hold and maintain the licenses necessary to provide online game service and other value-added telecommunications services in China.

Regulations on Internet Publication and Cultural Products

The Tentative Measures for Internet Publication Administration, or Internet Publication Measures, were jointly promulgated by GAPP and the MIIT on June 27, 2002 and became effective on August 1, 2002. Pursuant to the Internet Publication Measures, any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs available on the Internet for the public to read, use and download shall constitute an Internet publication. The provision of online games is deemed an Internet publication activity and therefore, an online game operator shall obtain an Internet Publishing License so that it can directly offer its online games to the public in the PRC. To date, we have not obtained the Internet Publishing License. If we are found to be operating online game publishing businesses without the Internet Publishing License, the SAPPRFT may notify the relevant local telecommunications authorities to revoke our VATS License, and notify the relevant local branches of the SAIC to amend or revoke our business licenses. In addition, the SAPPRFT may, among other things, levy on us fines of up to five to ten times of the turnover generated from the unlicensed game operations during the non-compliance period, confiscate the income generated from the unlicensed game operations during the non-compliance period and require us to discontinue our online game publishing business. Any of these penalties, if imposed, may materially and adversely affect our business and results of operations. Shenzhen iDreamSky and Shenzhen Mengyu are preparing to apply for the Internet Publishing License.

Regulations on Online Games and Foreign Ownership Restrictions

Pursuant to the Guiding Catalog, the Internet culture business (other than online music business) falls within the category of industries prohibiting foreign investment. On February 17, 2011, the MOC issued the revised Interim Provisions on the Administration of Internet Culture, or the Internet Culture Interim Provisions, effective as of April 1, 2011. According to the Internet Culture Interim Provisions, “Internet cultural products” are defined as including online games specially produced for the Internet and games reproduced or provided through the Internet. Provision of Internet cultural products and related services is subject to the approval of the MOC or its provincial counterparts. The MOC issued the Circular on Implementation of the Newly Revised Interim Provisions on the Administration of Internet Culture on March 18, 2011, which provides that the authorities will temporarily not accept applications by foreign-invested Internet content providers for operation of Internet culture business (other than online music business).

On June 3, 2010, the MOC promulgated the Provisional Measures for Administration of Online Games, or the Online Game Measures, which came into effect on August 1, 2010. The Online Game Measures governs the research, development and operation of online games, including mobile games operated through wireless telecommunication networks, and the issuance and trading services of virtual currency. Under the Online Game Measures, all operators of online games, issuers of virtual currencies and providers of virtual currency trading services, or Online Game Business Operators, must have a registered capital of at least RMB10 million and obtain Internet Culture Operation Licenses. An Internet Culture Operation License is valid for three years and in case of renewal, the renewal application should be submitted 30 days prior to the expiry date of such license. As of the date of this prospectus, Shenzhen Mengyu and Shenzhen iDreamSky have obtained the Internet Culture Operation License, which is currently effective.

The Online Game Measures also provides that the MOC is responsible for the censorship of imported online games and the filing of records for domestic online games. The online operation of imported online games shall commence only after the MOC has completed the censorship and approved the online games, and any material alteration of such online games shall be subject to prior censorship by the MOC. In regard to domestic online games, the filing of records for such games must be conducted with the MOC within 30 days after the commencement of the online operation of such online games or the occurrence of any material alteration of such online games. The filing numbers of the games must be displayed at designated places of the websites on which the games are operated or at a prominent place in the games. Online game operators are also required to established self-censorship systems and have dedicated personnel to ensure the lawfulness of the content of online games. In addition, pursuant to the Online Game Measures and the Notice of the Ministry of Culture on Strengthening the Content Review of the Online Game Products promulgated in May 2004, online games that are licensed on non-exclusive basis are prohibited from being imported into China. As such, when applying for content review of imported online games, the online game operator must have obtained an exclusive license for its imported online games. However, a number of mobile games were granted to Shenzhen iDreamSky by foreign developers on non-exclusive basis due to commercial reasons. As of the date of this prospectus, none of our imported mobile games have been approved by the MOC, and none of our domestic mobile games have been filed at the MOC for record. As a result, the MOC may, among other things, order us to rectify the situation, levy fines of up to RMB30,000 on us, confiscate our income, order us to suspend our online game business and/or revoke the Internet Culture Operation License of Shenzhen iDreamSky and Shenzhen Mengyu. Any of these penalties, if imposed, may materially and adversely affect our business and results of operations. Shenzhen iDreamSky and Shenzhen Mengyu are in the process of applying for the MOC’s approvals and file with the MOC for certain key mobile games offered by us.

In addition, online game business operators should request the valid identity certificate of game users for registration, and notify the public 60 days ahead of the termination of any online game operations or the transfer of online game operational rights. Online game business operators are also prohibited from (a) setting compulsory matters in the online games without game users’ consent; (b) advertising or promoting the online games that contain prohibited content, such as anything that compromise state security or divulges state secrets; and (c) setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual items or virtual currency based on random selection through a lucky draw, wager, lottery or other incidental means. The Online Game Measures also states that the state cultural administration authorities will formulate the compulsory clauses of a standard online game service agreement, which have been promulgated on July 29, 2010 and are required to be incorporated into the service agreement entered into between online game business operators and game users, with no conflicts with the rest of clauses in such service agreements.

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of GAPP, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions and the Interpretation on Three Provisions granted the MOC overall jurisdiction to regulate the online game industry, and granted the SAPPRFT the authority to issue approvals for the Internet publication of online games. Specifically, (a) the MOC is empowered to administrate online games (other than the pre-examination and approval before Internet publication of online games); (b) subject to the MOC’s overall administration, the SAPPRFT is responsible for the pre-examination and approval of the Internet publication of online games; and (c) once an online game is launched, the online game will be only administrated and regulated by the MOC. We are in the process of applying for the SAPPRFT’s approval for our currently operated mobile games.

On September 28, 2009, GAPP, the National Copyright Administration and National Office of Combating Pornography and Illegal Publications jointly issued the Circular on Implementation of the Regulation on the Three Provisions of the State Council and the Relevant Interpretations and Further Strengthening of the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the GAPP Notice. The GAPP Notice provides, among other things, that foreign investors are not permitted to invest in online game operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments, and expressly prohibits foreign investors from gaining control over or participating in PRC operating companies’ online game operations through indirect ways, such as establishing other joint venture companies, entering into contractual arrangements with or providing technical support for such operating companies, or through a disguised form such as incorporating user registration, user account management or payment through game cards into online gaming platforms that are ultimately controlled or owned by foreign investors. Violations of the GAPP Notice will result in severe penalties. For detailed analysis, see “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that our ownership structure does not comply with the restrictions contained in the GAPP Notice, we could be subject to severe penalties.”

Further, the GAPP Notice requires that each online game operator must obtain an Internet Publishing License in order to provide online game services. Shenzhen iDreamSky and Shenzhen Mengyu are preparing to apply such Internet Publishing License. The GAPP Notice further reiterates that the SAPPRFT is responsible for the examination and approval of the online games. Under the GAPP Notice, each online game is required to be approved by the SAPPRFT prior to the commencement of its operations in China. We did not apply for approval from the SAPPRFT prior to the launch of our mobile games and are in the process of applying for the approval of some of our key mobile games. We may not be able to obtain the SAPPRFT’s approval of our games in the near future or at all. In addition, the SAPPRFT may find that our publishing of the games without its approval violates the GAPP Notice and may impose penalties on us, such as ordering us to rectify the situation and/or cease operations, and/or notifying the relevant telecommunication administrative authority to terminate our Internet access services and shut down our websites. Any of these penalties, if imposed, may materially and adversely affect our business and results of operations.

Regulations on Online Gambling and Virtual Currency

On January 25, 2007, the Ministry of Public Security, the MOC, the MIIT and GAPP jointly issued the Notice on Regulating Operation Order of Online Games and Inspection of Gambling via Online Games, or the Anti-gambling Notice. To curtail online games that involve online gambling while addressing concerns that virtual currency might be used for money laundering or illicit trade, the Anti-gambling Notice (a) prohibits online game operators from charging commissions in the form of virtual currency in connection with winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players.

In February 2007, 14 PRC regulatory authorities jointly issued a circular to further strengthen the oversight of Internet cafes and online games. In accordance with the circular, the People’s Bank of China, or PBOC, has the authority to regulate virtual currency, including: (a) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (b) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (c) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (d) banning the trading of virtual currency.

On June 4, 2009, the MOC and MOFCOM jointly issued a notice to strengthen the administration of online game virtual currency, or the Virtual Currency Notice. The Virtual Currency Notice requires businesses that (a) issue online game virtual currency (in the form of prepaid cards and/or pre-payment or prepaid card points), or (b) offer online game virtual currency transaction services, to apply for approval from the MOC through its provincial branches within three months after the issuance of the notice. The Virtual Currency Notice prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any business that fails to submit the requisite application will be subject to sanctions, including, without limitation, mandatory corrective measures and fines.

Under the Virtual Currency Notice, an online game virtual currency transaction service provider means a business providing platform services relating to trading of online game virtual currency among game users. The Virtual Currency Notice further requires an online game virtual currency transaction service provider to comply with relevant e-commerce regulations issued by MOFCOM. According to the Guiding Opinions on Online Trading (Interim) issued by MOFCOM on March 6, 2007, online platform services are trading services provided to online buyers and sellers through a computer information system operated by the service provider.

The Virtual Currency Notice regulates, among others, the amount of virtual currency a business can issue, the retention period of user records, the function of virtual currency and the return of unused virtual currency upon the termination of online services. It prohibits online game operators from distributing virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery which involves cash or virtual currency directly paid by the players. The Virtual Currency Notice bans the issuance of virtual currency by game operators to game players through means other than purchases with legal currency. Any business that does not provide online game virtual currency transaction services is required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players.

In addition, the Online Game Measures further provide that (a) virtual currency may only be used to purchase services and products provided by the online service provider that issues the currency; (b) the purpose of issuing virtual currency shall not be malicious appropriation of the user’s advance payment; (c) the storage period of online gamers’ purchase record shall not be shorter than 180 days from the date of last service received by the game user; (d) the types, price and total amount of virtual currency shall be filed with the cultural administration department at the provincial level. Pursuant to the Online Game Measures, virtual currency service providers may not provide virtual currency transaction services to minors or for online games that fail to obtain the necessary approval or filings, and such providers should keep transaction records, accounting records and other relevant information for its users for at least 180 days.

Regulations on Anti-fatigue Compliance System and Real-name Registration System

On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education, the Ministry of Public Security and the MIIT, jointly issued the Notice on Protecting Minors Mental and Physical Health and Implementation of Online Game Anti-fatigue System, which requires the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators. Under the anti-fatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy,” three to five hours is deemed “fatiguing,” and five hours or more is deemed “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if it discovers that the amount of time a game player spends online has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online game players to register their real identity information before playing online games. Pursuant to a notice issued by the relevant four government authorities on July 1, 2011, online game operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification.

A circular entitled Implementation of Online Game Monitoring System of the Guardians of Minors, or the Monitor System Circular, jointly issued by the MOC, the MIIT and six other central government authorities in January 2011, requires online game operators to adopt various measures to maintain a system for communicating with the parents or other guardians of minors playing online games, to monitor the online game activities of minors, and to impose restrictions on the account of a minor if so requested by the minor’s parents or guardians. If we are found to be in violation of the Monitor System Circular, we will be subject to various penalties from relevant authorities, for example, the local branch of the MOC or the MIIT.

Regulations on Information Security and Privacy Protection

The Standing Committee of National People’s Congress’s Decision on Internet Security Protection, enacted in December 2000 and further amended in August 2009, introduced the legislation prohibits use of the Internet that violates the PRC laws and regulations or damages the public security. It also prohibits dissemination of illegal or socially destabilizing content or leakage of state secrets through the Internet, or infringement on trade secret or other legal rights and interests. According to the Regulations on Protection of Computer Information System Security issued by the State Council and effective as of February 18, 1994, the public security authorities are responsible for supervising, inspecting and guiding the Internet security protection of information system users and investigate and penalize activities breaching the mandatory Internet security requirements.

On December 16, 1997, the Ministry of Public Security issued the Administrative Measures for Protection of the Security of International Internetworking of Computer Information Networks, which took effect from December 30, 1997. The measures require Internet service providers to provide report of certain user information to the public security authority and assist the public security authority in investigating incidents involving breach of laws and regulations on the Internet security.

On December 13, 2005, the Ministry of Public Security issued the Regulations on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect from March 1, 2006. The Internet Protection Measures require Internet service providers to take proper measures including anti-virus, data back-up and other related measures, and keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and detect illegal information, stop transmission of such information, and keep relevant records. Internet services providers are prohibited from unauthorized disclosure of users’ information to any third parties unless such disclosure is required by relevant laws and regulations. They are further required to establish management systems and take technological measures to safeguard the freedom and secrecy of the users’ correspondences.

The PRC Constitution states that PRC law protects the freedom and privacy of the communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have issued various regulations on the use of the Internet that are designed to protect personal information from unauthorized disclosure. Internet service providers are subject to legal liability if unauthorized disclosure causes damages or losses to users. In addition, PRC regulations authorize PRC telecommunication authorities to demand rectification of unauthorized disclosure by Internet service providers

The Several Provisions on Regulating the Market Order of Internet Information Services, which was promulgated by the MIIT on December 29, 2011 and became effective as of March 15, 2012, stipulates that Internet service providers must not, without users’ consent, collect information on users that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without prior user consent. Internet service providers may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an Internet service provider may use User Personal Information only for the stated purposes under the Internet service provider’s scope of services. Internet service providers are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, the Internet service providers must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. If we violate these regulations, the MIIT or its local bureaus may impose penalties and we may be liable for damages caused to our users.

On December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of personal electronic information of citizens. The Information Protection Decision provides that Internet service providers must expressly inform their users of the purpose, manner and scope of the Internet service providers’ collection and use of the personal electronic information of citizens, publish the Internet service providers’ standards for their collection and use of such personal electronic information, and collect and use such personal electronic information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that Internet service providers and their employees must keep strictly confidential the personal electronic information of citizens that they collect, and that Internet service providers must take such technical and other measures as are necessary to safeguard the information against disclosure.

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information, or the Order. Under the Order, if an Internet service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, the Internet service provider must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from its users whose information is being collected orused. Internet service providers are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet service providers are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant Internet service. Internet service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an Internet service provider appoints an agent to undertake any marketing or technical services that involve the collection or use of personal information, the Internet service provider is still required to supervise and manage the protection of the information. As to penalties, in very broad terms, the Order states that violators may face warnings, fines, and disclosure to the public and, in severe cases, criminal liability.

Regulations on Software Development Activities

On March 5, 2009, the MIIT promulgated the Administrative Measures on Software Products, or the Software Measures, which took effect from April 10, 2009. The Software Measures brought into place a registration and filing system for software products. The development, production, sale, export or import of software products which infringe third party property rights, contain computer viruses, endanger the safety of computer systems, do not comply with applicable software standards of the PRC, or which contain content prohibited by PRC laws, rules and regulations, are prohibited by the Software Measures. The software products developed and produced in the PRC may enjoy relevant preferential policies stipulated in Several Policies on Encouragement of the Development of Software and Integrate Circuit Industries issued by the State Council on June 24, 2000, such as refund of value-added taxes for sales of software, after they are registered and filed according to the Administrative Measures on Software Products. Software registration institutions entrusted by the local software industry administrative departments are in charge of examining applications for software registration before submitting the application materials to the local software industry administrative department and the MIIT for filling. The MIIT will make an announcement regarding software products that have undergone filing and recordation formalities. If no objection is raised during the announcement period, the software product will be registered. The registration is valid for a five-year period and can be renewed.

Regulations on Internet Content

The PRC government has promulgated measures relating to Internet content through a number of governmental agencies, including the MIIT, the MOC and the SAPPRFT. These measures specifically prohibit Internet activities, such as the operation of online games, that result in the publication of any content which is found to contain, among others, propagate obscenity, gambling or violence, instigate crimes, or which undermines public morality or the cultural traditions of the PRC, or which compromises state security or secrets.

If a holder of Internet content provider license, or an ICP License, violates these measures, its ICP License may be revoked and its websites may be shut down by the relevant government agencies.

For example, the Circular Regarding Improving and Strengthening the Administration of Online Game Content, or the Online Game Content Circular, issued by the MOC in November 2009, calls for online game operators to improve and adapt their game models by (i) mitigating the predominance of the “upgrade by monster fighting” model, (ii) limiting the use of the “player kill” model (where one player’s character attempts to kill another player’s character), (iii) limiting in-game marriages among game players, and (iv) improving their compliance with legal requirements for the registration of minors and game time-limits.

Regulations on Technology Import and Export

On December 10, 2001, the State Council promulgated the Regulations on Administration of Import and Export of Technologies, which took effect from January 1, 2002. These regulations and related legislations set out the regime regulating the import and export of technologies. The import and export of technologies is broadly defined as including transfer or license of patents, software and know-how, and provision of services in relation to the technology. Under the regime, technologies are classified as prohibited, restricted or freely-tradable. The technologies in the freely-tradable category may be traded freely without a special approval or license. The contracts for export of freely-tradable technologies are required to be filed with the relevant government authority for record but the filing procedure is not a pre-condition for effectiveness of the contracts.

Regulations on Intellectual Property Rights

Copyright and Software Products

The National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001 and 2010 respectively. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

On December 20, 2001, the State Council promulgated the Regulations on Computer Software Protection, effective as of January 1, 2002 and revised in 2013, which are intended to protect the rights and interests of the computer software copyright holders and to encourage the development of software industry and information economy. In the PRC, software developed by PRC citizens, legal persons or other organizations is automatically protected immediately after its development, without an application or approval. Software copyright may be registered with the designated agency and if registered, the certificate of registration issued by the software registration agency will be the preliminary evidence of the ownership of the copyright and other registered matters. In order to further implement the Computer Software Protection Regulations, the State Copyright Bureau issued the Measures on Computer Software Copyright Registration on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005. The Administrative Measures on Software Products, issued by the MIIT in 2009, provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the relevant local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

As of the date of this prospectus, we have registered 44 copyrights in the PRC.

Trademarks

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

As of the date of this prospectus, we have 18 registered trademarks and have filed 253 trademark applications in the PRC.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Implementing Rules on Registration of Domain Names issued by CNNIC on May 28, 2012, which became effective on May 29, 2012, the Measures on Administration of Domain Names for the Chinese Internet, issued by the MIIT on November 5, 2004 and effective as of December 20, 2004, and the Measures on Domain Name Disputes Resolution for the Chinese Internet issued by CNNIC on May 28, 2012 and effective as of June 28, 2012. Domain Name registrations are handled through domain name service agencies established under the relevant regulations, and the applications become domain name holders upon successful registration.

As of the date of this prospectus, we have registered two domain names in the PRC, including idreamsky.com and www.uu.cc.

Patents

Patents in the PRC are mainly protected under the Patent Law which was promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and subsequently amended on September 4, 1992, August 25, 2000 and December 27, 2008 and its Implementation Rules which was promulgated by the State Council on January 19, 1985, December 21, 1992, June 15, 2001, December 28, 2002 and January 9, 2010. The Patent Law and its Implementation Rules provide for three types of patents, “invention,” “utility model” and “design.” The Chinese patent system uses a “first to file” principle, pursuant to which, where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first, without regard to who first made the invention. To be patentable, inventions, utility models or designs must meet the conditions of novelty, inventiveness and practical applicability. The duration of a patent right for “invention” is 20 years, and the duration of a patent right for “utility model” or “designs” is 10 years, from the date of application.

As of the date of this prospectus, we have filed two patent applications in the PRC.

Regulations on National Security Review

On August 25, 2011, MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the

Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011. Under these rules, a security review by MOFCOM is required for foreign investors’ mergers and acquisitions having “national defense and security” implications and mergers and acquisitions through which foreign investors may acquire “de facto control” of domestic enterprises having “national security” implications. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our mobile game business falls within the scope of transactions subject to security review.

Regulations on Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment promulgated by the PBOC in June 1996, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May, 2013 SAFE promulgated Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors, or SAFE Circular No. 21, which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

In August 2008, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular No. 142, regulating the conversion, by a foreign-invested enterprise, of foreign currencies into Renminbi by restricting how the converted Renminbi may be used. The SAFE Circular No. 142 requires that the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used according to the approved business scope. Violations of the SAFE Circular No. 142 will result in severe penalties, such as heavy fines. Furthermore, SAFE promulgated in November 2010 SAFE Circular No. 59, which tightens the regulation over settlement of net proceeds from overseas offerings like this offering and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the offering. SAFE also promulgated SAFE Circular No. 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. These circulars may significantly limit our ability to use Renminbi converted from net proceeds of this offering to fund establishment of new PRC subsidiaries by Chuangmeng Wuxian to invest in or acquire any other PRC companies, or establish new consolidated affiliated entities in the PRC.

Regulations on Dividend Distribution

Under our current corporate structure, iDreamSky primarily relies on dividend payments from Chuangmeng Wuxian, which is a wholly foreign owned enterprise incorporated in the PRC, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign invested enterprises include the Company Law, as amended on December 28, 2013, the Foreign Invested Enterprise Law, as amended on October 31, 2000, and the Implementation Rules of the Foreign Invested Enterprise Law, as amended on April 12, 2001 and February 19, 2014.

Under these laws and regulations, wholly foreign owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, MOFCOM, the State Assets Supervision and Administration Commission, or SASAC, the SAT, the SAIC, China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The New M&A Rules purport, among other things, to require offshore special purpose vehicles, or SPV, formed for purposes of seeking overseas listing of the interest in PRC companies via acquisition and controlled directly or indirectly by PRC companies or individuals shall obtain CSRC approval prior to listing and trading of the SPV’s securities on an overseas stock exchange.

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Han Kun Law Offices, that CSRC’s approval is not required in the context of this offering because (a) Chuangmeng Wuxian was incorporated as a wholly foreign-owned enterprise by means of direct investment, rather than by acquisition of the equity interests or assets of a PRC domestic company owned by PRC companies or individuals as defined in the New M&A Rules, and (b) no provision in the New M&A Rules explicitly classifies the contractual arrangements among Chuangmeng Wuxian, each of Shenzhen Mengyu, Shenzhen iDreamSky and Beijing Chuangmeng and their respective shareholders as a type of transaction subject to the New M&A Rules. However, our PRC legal counsel further advised us that since there has been no official interpretation or clarification of the New M&A Rules, there remains some uncertainty as to how the New M&A Rules will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws and regulations or further implementations and interpretations of competent government authorities in any form relating to the New M&A Rules. See “Risk Factors—Risks Related to Doing Business in China—We may be required to obtain approval of the CSRC before listing and trading the ADSs on the NASDAQ Global Select Market.”

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued in October 2005 and effective on November 1, 2005, and a series of implementation rules and guidance, PRC residents, including natural persons and legal entities, must register with local branches of SAFE in connection with their direct or indirect offshore investment activities before establishing or controlling any overseas company for the purpose of equity financing from overseas with the assets or equities of PRC companies, referred to in SAFE Circular No. 75 as an “offshore special purpose company.” SAFE Circular No. 75 further requires amendment to the registration in the event of injection of equity interests or assets of an onshore enterprise into the offshore special purpose company, or overseas funds raising activities by such offshore special purpose company or any other material change involving a change in the capital of the offshore special purpose company.

In the event that a PRC shareholder with a direct or indirect stake in an offshore special purpose company fails to fulfill the required SAFE registration, the PRC subsidiaries of that offshore special purpose company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries, and the offshore special purpose company may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. We have requested PRC residents currently holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE Circular No. 75 and other related rules. To the best of our knowledge, all of our shareholders who are PRC citizens and who hold interest in us are preparing to file with local SAFE branches for SAFE registration and/or amendment in connection with their overseas investment and shareholding in our company according to SAFE Circular No. 75. See “Risk Factors—Risks Related to Doing Business in China—A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.”

Regulations on Share Incentive Plans

In February 2012, SAFE promulgated the Circular of the SAFE on Relevant Issues Concerning the Foreign Exchange Administration for Domestic Individuals’ Participating in the Share Incentive Schemes of Overseas-Listed Companies, or SAFE Circular No. 7, to replace the previous Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of Offshore Listed Companies issued by SAFE in March 2007. Under SAFE Circular No. 7 and other relevant rules and regulations, PRC residents who participate in share incentive plan in an overseas publicly-listed company are required, through the PRC subsidiary of the overseas publicly-listed company, to jointly entrust a PRC agent to handle foreign exchange registration with SAFE or its local office and complete certain procedures relating to the share incentive schemes such as opening an account and capital transfer. PRC residents include PRC nationals or foreign citizens who have been consecutively residing in the PRC for not less than one year, acting as directors, supervisors, senior management personnel or other employees of PRC companies affiliated with such offshore listed company. A PRC agent can be one of the PRC subsidiaries of the offshore listed company participating in the share incentive scheme or another PRC institution qualified for asset trusteeship as designated by the PRC subsidiary and in accordance with PRC laws. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the share incentive plan if there is any material change to the share incentive plan, the PRC agent or the overseas entrusted institution or if there is any other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the share incentive plans granted and dividends distributed by the overseas listed companies must be remitted into bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We adopted an employee share option plan in July 2012. Pursuant to this plan, we may issue options, restricted shares, restricted share units or other type of awards to our qualified employees and directors and consultants on a regular basis. After this offering, we plan to advise our employees and directors participating in the employee share option plan to handle foreign exchange matters in accordance with SAFE Circular No. 7.

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

PRC Enterprise Income Tax Law

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the New EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The State Administration of Taxation, or the SAT, issued Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular No. 82 on April 22, 2009. According to Circular No. 82, a PRC-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular No. 82 are met: (a) senior management members responsible for an enterprise’s daily operations discharge their duties in the PRC; (b) financial and human resource decisions are made or approved by organizations or persons located in the PRC; (c) the major assets and corporate documents are kept in the PRC; and (d) more than half (inclusive) of all directors with voting rights or senior management have their habitual residence in the PRC. In addition, the SAT issued a bulletin named the Administrative Measures on Enterprise Income Tax of Foreign-Incorporated Chinese-Controlled Resident Enterprises (Trial) on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular No. 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities procedures. If a competent PRC tax authority subsequently determines that a foreign-incorporated Chinese-controlled enterprise should be treated as a resident enterprise and issues the Resident Enterprise Recognition Letter for Foreign-Incorporated Chinese-Controlled Enterprises to such enterprise, such enterprise is required to handle all tax matters according to the rules governing PRC resident enterprises for the enterprise income tax purpose from the year when such letter is issued. Although both Circular No. 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in Circular No. 82 and the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

It remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals or non-PRC entities like us. We do not believe iDreamSky or iDreamSky HK meets all the criteria provided by the implementing rules, as the key assets and corporate documents of iDreamSky and iDreamSky HK, such as board and shareholders resolutions and minutes of board meetings and shareholders meetings, are located and maintained outside the PRC. If, however, the PRC tax authorities determine that iDreamSky or iDreamSky HK is a “resident enterprise” for PRC enterprise income tax purposes, iDreamSky or iDreamSky HK would be subject to the enterprise income tax at a rate of 25% on its worldwide taxable income as well as PRC enterprise income tax reporting obligations.

The New EIT Law and the implementation rules provide that a withholding tax rate of 10% will generally apply to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. If we are considered a PRC resident enterprise and the competent PRC tax authorities treat dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income as derived from sources within the PRC, such dividends and gains earned by our non-resident enterprise investors may be subject to PRC enterprise witholding tax at a rate of 10% (or other applicable preferential tax rate if any such non-resident enterprises’ jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption).

Moreover, if we are considered a PRC resident enterprise and the competent PRC tax authorities treat dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income as derived from sources within the PRC, such dividends and gains earned by non-resident individuals may be subject to PRC individual income tax at a rate of 20%, or other applicable preferential tax rate if any such non-resident individuals’ jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, or Circular No. 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties, or Circular No. 601, issued on October 27, 2009 by the SAT, and the Announcement on the Recognition of Beneficial Owners in Tax Treaties issued on June 29, 2012 by the SAT, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which, the entities which have the direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provides that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, or shall engage an agent to, file tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On April 30, 2009, the Ministry of Finance and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular No. 59. On December 10, 2009, the SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular No. 698. Both Circular No. 59 and SAT Circular No. 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under SAT Circular No. 698, where a non-resident enterprise indirectly transfers the equity interests of a PRC “resident enterprise” by disposing of its equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC “resident enterprise” in such Indirect Transfer. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Although it appears that SAT Circular No. 698 was not intended to apply to purchase and sale of shares of publicly traded companies in the open market, the PRC tax authorities may determine that SAT Circular No. 698 is applicable to our non-resident shareholders who acquired our shares outside of the open market and subsequently sell our shares in our private financing transactions or in the open market if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose, and we and our non-resident shareholders may be at risk of being required to file a return and being taxed under SAT Circular No. 698 and we may be required to expend valuable resources to comply with SAT Circular No. 698 or to establish that we should not be taxed under SAT Circular No. 698.

Regulation on PRC Business Tax and Value-Added Tax

Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. Since January 1, 2012, the PRC Ministry of Finance and the SAT have been implementing the VAT Pilot Program, which imposes a value-added tax in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, such Pilot Program has been expanded to other regions, including Beijing, Tianjin, Jiangsu, Zhejiang, Anhui, Fujian, Hubei, Guangdong, Xiamen and Shenzhen. According to the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax promulgated by the Ministry of Finance and the SAT on December 12, 2013, starting from January 1, 2014, the VAT Pilot Program is expanded to the whole nation.

Employment Laws

We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, and social insurance, housing funds and other welfare. The compliance with these laws and regulations may require substantial resources.

Pursuant to the PRC Labor Law, which became effective on January 1, 1995 and was amended on August 27, 2009, the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, and the Implementing Regulations of the Labor Contract Law, which was promulgated by the State Council and became effective on September 18, 2008, (a) labor contracts in written form shall be executed to establish labor relationships between employers and employees, (b) wages cannot be lower than local minimum wage, (c) the employer must establish a system for labor safety and sanitation, strictly abide by state standards, and provide relevant education to its employees. The PRC Labor Law and the PRC Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The PRC Labor Contract Law has enhanced rights for the nation’s workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period.

On October 28, 2010, the National People’s Congress of China promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. In accordance with the PRC Social Insurance Law, the Interim Regulations on the Collection and Payment of Social Security Fund and other relevant laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer shall pay the social insurance for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.

The Ministry of Human Resources and Social Security promulgated the Interim Provisions on Labor Dispatch on January 24, 2014. The Interim Provisions on Labor Dispatch, which became effective on March 1, 2014, sets forth that labor dispatch should only be applicable to temporary, auxiliary or substitute positions. Temporary positions shall mean positions subsisting for no more than six months, auxiliary positions shall mean positions of non-major business that serve positions of major businesses, and substitute positions shall mean positions that can be held by substitute employees for a certain period of time during which the employees who originally hold such positions are unable to work as a result of full-time study, being on leave or other reasons. The Interim Provisions further provides that, the number of the dispatched workers of an employer shall not exceed 10% of its total workforce, and the total workforce of an employer shall refer to the sum of the number of the workers who have executed labor contracts with the employer and the number of workers who are dispatched to the employer.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position/title
Michael Xiangyu Chen	31	Chairman of the board of directors and chief executive officer
Jeffrey Lyndon Ko	31	Director and executive vice president
Anfernee Song Guan	32	Director and chief technology officer
Steven Xiaoyi Ma	40	Director
Erhai Liu	45	Director
David Yuan	44	Director
Mingyao Wang	39	Director
Jun Zou	43	Chief financial officer

Michael Xiangyu Chen is one of the founders of our company and is the chairman of our board of directors and chief executive officer. Mr. Chen has more than ten years of experience in the telecommunications, Internet and mobile games industries. Prior to co-founding our company, from October 2008 to November 2009, Mr. Chen worked at the overseas projects division of Achievo Information Technology (Shenzhen) Co., Ltd., a provider of software solutions and technology consulting services in China, where he led the development of numerous mobile applications for iOS and Android smartphones, including the development of mobile game applications for overseas game developers. From August 2005 to November 2007, Mr. Chen was a technology director at Shenzhen Guoxin Communication Technology Co., Ltd., a provider of mobile family-to-school communication services in China. From March 2002 to June 2005, Mr. Chen served as a software engineer at Huawei Technologies Co., Ltd., a multinational networking and telecommunications equipment and services provider headquartered in China. Mr. Chen received a bachelor’s degree in computer science and technology from Central South University in China.

Jeffrey Lyndon Ko is one of the founders of our company and is our director and executive vice president, primarily responsible for our corporate relationships with overseas game developers and social media strategies. Mr. Ko has more than ten years of experience in the technology and game industries. Mr. Ko is currently a co-president of the Global Mobile Game Confederation, an association of top global mobile game developers and publishers. Prior to co-founding our company, from November 2010 to October 2011, Mr. Ko was a creative director at Rullingnet Corporation, a tablet device developer and content provider for children based in Hong Kong. From January 2009 to December 2010, Mr. Ko co-founded Humble Gaming Limited, one of the first developers of mobile games for iOS-based smartphones in Hong Kong. From March 2008 to December 2008, Mr. Ko served as a vice president of China operations at Interzone Entertainment, a publisher of MMOG games headquartered in the U.S., with game studios in China, Australia and Brazil. From January 2007 to June 2008, Mr. Ko founded White Hands Creations, a consultancy firm advising game developers, publishers and investors based in Hong Kong. White Hands Creations was later merged into the China operations of Interzone Entertainment. Prior to that, Mr. Ko worked at several game development companies in China and Hong Kong serving various managerial roles. Mr. Ko graduated from Chong Gene Hang College in Hong Kong in July 2001.

Anfernee Song Guan is one of the founders of our company and is our director and chief technology officer. Mr. Guan has more than 10 years of experience in the telecommunications, technology and Internet industry. Prior to joining us, from March 2010 to December 2010, Mr. Guan served as a technology director at Guangzhou Startcom Information Technology Co., Ltd., a computer software developer based in Guangzhou China. From December 2006 to March 2010, Mr. Guan was a project manager at Achievo Information Technology (Shenzhen) Co., Ltd., a provider of software solutions and technology consulting services in China. Prior to that, from March 2004 to November 2006, Mr. Guan was a software department manager of ChinaGPS Co., Ltd. (Shenzhen), a developer and manufacturer of automobile intelligent multimedia systems and automobile and consumer electronics and provider of on telemetric services. Mr. Guan has led the design and development of over ten major software systems for international clients at these companies, including online advertisement, online sales and billing and securities trading and settlement platform management systems. Mr. Guan received a bachelor’s degree in software engineering from Zhejiang University in China.

Steven Xiaoyi Ma has served as our director since September 2013 and was appointed to our board by THL A19 Limited. Mr. Ma has more than 11 years of management experience in the information technology industry. Mr. Ma is a senior vice president at Tencent Technology (Shenzhen) Company Limited, a leading Internet company in China. Prior to joining Tencent, from January 2003 to April 2007, Mr. Ma served as a general manager at Optic Communications Co., Ltd., an online game operator in China. From June 2001 to January 2003, Mr. Ma was a general manager at Yifu Internet Technology Company Limited, a developer of computer software and computer accessories and a provider of software consulting services. Mr. Ma received a bachelor’s degree in computer science from Shanghai Jiaotong University in China and an EMBA degree from Fudan University in China.

Erhai Liu has served as our director since May 2012 and was appointed to our board by the LC Fund entities. Mr. Liu is the managing director of Legend Capital, an investment management firm focusing on early-stage venture capital investments and expansion-stage growth capital investments. Prior to joining Legend Capital, Mr. Liu served as a vice president at Tie Tong Network Company from May 2001 to August 2003. From May 2000 to May 2001, Mr. Liu served as a vice president for the China region at Clarent Corporation, a company listed on the New York Stock Exchange and a provider of software-based communications solutions. Prior to that, from May 1994 to May 2000, Mr. Liu headed the value-added service division of Jitong Network Communications Co., Ltd. Mr. Liu received a bachelor’s degree in communication and information system from Xidian University in China, a master’s degree in psychology and an M.B.A. degree from Peking University in China.

David Yuan has served as our director since May 2012 and was appointed to our board by the Redpoint entities. Mr. Yuan is a partner and managing director at Redpoint Ventures, a venture capital firm headquartered in the U.S. Mr. Yuan heads Redpoint Ventures’ China offices and is a board member on several private companies in the sectors of consumer Internet, digital marketing and mobile applications and platforms. Mr. Yuan led Redpoint Ventures’ investments in several other Internet companies based in China including Cgen Media, Qihoo 360 and 51.com. Prior to joining Redpoint, Mr. Yuan co-founded and served as chief executive officer of iTelco Communications, a technology and solution provider for the next generation of communication networks. Previously, Mr. Yuan was a co-founder of Opentel Communications, a facility-based international telecom carrier. Prior to Opentel, Mr. Yuan co-founded Genesol Enterprise, one of the first telecom system integration companies in China. Mr. Yuan began his career with Intel as a design engineer and a product manager in the microprocessor group. Mr. Yuan received a bachelor’s degree in electrical engineering from MIT and an M.B.A. degree from MIT Sloan School of Management, where he was a Sloan Fellow.

Mingyao Wang has served as our director since May 2012 and was appointed to our board by Prime Express Investments Limited. Mr. Wang is a director of the incubator investment division at Legend Holdings, an investment holding company focusing on strategic investments in various sectors, including information technology. Prior to joining Legend Holdings, from July 2005 to March 2010, Mr. Wang was a partner at Ninesail Investment Consulting (Beijing) Company Limited, a boutique investment bank in China. From November 2002 to July 2005, Mr. Wang was a senior vice president at Zero2IPO Group, a leading private equity related advisory and investment company in China. Prior to that, from April 2002 to November 2002, Mr. Wang was a marketing manager at Dacheng Fund Management Co., Ltd. From August 1996 to August 2000, Mr. Wang was an engineer at the Ministry of Water Resources of the PRC. Mr. Wang received a bachelor’s degree in engineering from Hohai University in China and an M.B.A. degree from Tsinghua University in China.

Jun Zou has served as our chief financial officer since April 2014. Prior to joining us, from October 2012 to April 2014, Mr. Zou served as the chief financial officer for E-Commerce China Dangdang Inc. (NYSE: DANG), a leading business-to-consumer e-commerce company in China. From 2010 to 2012, Mr. Zou served as the chief financial officer for Xunlei Ltd. (NASDAQ: XNET), a leading Chinese internet platform. From 2009 to 2010, he served as the chief financial officer, treasurer, board secretary and vice president of strategy for China BAK Battery Inc. (NASDAQ: CBAK). Mr. Zou served as the chief financial officer of GCL Silicon in Hong Kong in 2008. From 2006 to 2008, he was the chief financial officer for the global technical services business unit and head of global customer financing and treasury at Huawei Technologies, a Fortune 500 technology company in China. From 1999 to 2006, Mr. Zou served in progressive managerial roles in treasury, customer finance, strategic planning and eventually as global controller for the managed services business unit at Ericsson in the United States and Sweden. Earlier in his career, he worked for several top U.S. and Japanese banks in China and the United States. Mr. Zou received a master’s degree in business administration from the University of Texas in the U.S. and a bachelor’s degree in international business and economics from Shanghai International Studies University in China.

Board of Directors

Our board of directors will consist of              directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part, we will establish three committees under the board of directors, namely the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee currently consists of Messrs.                    ,            and             and is chaired by                    .              and              satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the NASDAQ Global Select Market and SEC requirements within one year of the completion of this offering. Our board also has determined that                      qualifies as an audit committee financial expert within the meaning of the SEC rules and possesses financial sophistication within the meaning of the NASDAQ Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with the management and our internal auditor and our independent registered public accounting firm;

•	reporting regularly to the full board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee currently consists of Messrs.             ,              and              and is chaired by                     . Upon the appointment of additional directors, a majority of our compensation committee members will satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

•	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans;

•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee currently consists of Messrs.             ,              and                      and is chaired by                     . Upon the appointment of additional directors, a majority of our corporate governance and nominating committee members will satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Each of our directors shall hold office until the expiration of his or her term and his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. At each annual general meeting one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring director shall be eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is prohibited by law from being a director. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors. Our officers are appointed by and serve at the discretion of the board of directors.

Employment Agreements and Indemnification Agreements

We expect to enter into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful, disobedience of a lawful and reasonable order, misconducts being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to our company all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works, concepts and trade secrets which the executive officer may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of the executive officer’s employment with us that are either related to the scope of the employment or make use of the resources of the company. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Specifically, each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our customer, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officer, manager, consultant or employee.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law or the NASDAQ Listing Rules, and unless disqualified by the chairman of the relevant meeting of our board of directors, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

For the year ended December 31, 2013, we paid an aggregate of approximately RMB357,700 (US$59,264) in compensation, all in cash, to our executive officers. We have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit. Our PRC subsidiary has contributed retirement and similar benefits to our officers and directors in the year ended December 31, 2013.

Share Incentive Plans

We maintain share incentive plans in order to attract and retain talent, provide additional incentives to our employees, consultants and directors, and promote the success of our business.

2012 Share Incentive Plan

We adopted our 2012 Share Incentive Plan, or the 2012 Plan, in July 2012. As of the date of this prospectus, we have granted our employees options to purchase 2,770,000 shares under the 2012 Plan, with an exercise price ranging from US$0.024 to US$0.048. As of the date of this prospectus, options to purchase 2,690,000 ordinary shares are outstanding under the 2012 Plan. These options will expire in 10 years after the date of the grant. No options have been granted to our directors or officers. Other than the options already granted, there are currently no shares available for grant under the 2012 Plan. The following paragraphs summarize the terms of the 2012 Plan.

Plan administration. Our board of directors or one or more committees appointed by the board or another committee act as the plan administrator.

Types of awards. The 2012 Plan permits direct award of shares and grants of stock options.

Award agreements. Each award of shares or grant of options under the 2012 Plan shall be evidenced by an award agreement between the award recipient and our company.

Eligibility. Only our employees, directors and any individual consultant or advisor who renders or has rendered bona fide services to us are eligible to receive awards or grants under the 2012 Plan.

Term of awards and options. Awards of shares under the 2012 Plan shall either vest or be repurchased by us not more than ten years after the date of grant The term of options granted under the 2012 Plan shall not exceed ten years.

Vesting schedule and other restrictions. The plan administrator of our 2012 Plan have discretion in determining the individual vesting schedules and other restrictions applicable to shares awarded and options granted under the 2012 Plan. The vesting schedule is set forth in the award agreement.

Option price. The option price shall be determined by the plan administrator, subject to a number of limitations.

Acceleration of vesting upon corporate transaction. If a change in control of our company occurs and the successor entity does not assume the call right, options granted under the 2012 Plan will become immediately vested and exercisable, and the restricted shares awarded under the plan will immediately vest free of forfeiture restrictions and/or restrictions giving us the right to repurchase the shares at their original purchase price.

Termination of options. Unless otherwise provided in the award agreement or subject to earlier termination pursuant to the plan, any unexercised option shall terminate on: (a) the expiry of the option period; (b) the date of termination of employment of the recipient by us for cause; (c) expiry of the twelve-month period due to death or total disability of the recipient; (d) expiry of the 90-day period following the date of termination of employment for reasons other than (a) and (b).

Termination. Our 2012 Plan shall terminate at the close of business on the day before the tenth anniversary of the date when our board adopted the plan. Our board may terminate the plan at any time, in whole or in part.

Amendment. No amendments, suspension or termination of the 2012 or change affecting any outstanding award shall, without written consent of the recipients, affect in any manner materially adverse to the recipients any rights or benefits of the recipient or obligations of us under any award granted under the plan prior to the effective date of such change. Subject to the above, the plan administrator may, at any time, amend, modify or suspend the plan, in whole or in part. To the extent then required by applicable law or any applicable listing agency or required under Sections 162, 409A, 422 or 424 of the Code to preserve the intended tax consequences of the 2012 Share Incentive Plan, or deemed necessary or advisable by the board, any amendment to the plan shall be subject to shareholder approval.

Transfer restrictions. Awards may not be transferred in any manner by the recipient other than the following: (i) transfer to our company; (ii) transfer by gift to “immediate family”; (iii) upon the death of the recipient, transfer by the recipient’s beneficiary or transfer by will or the laws of descent and distribution, or (iv) transfer by the recipient’s duly appointed legal representative if the recipient has suffered a disability, except as otherwise provided by the plan administrator.

2014 Share Incentive Plan

We adopted a 2014 Share Incentive Plan, or the 2014 Plan, in June 2014. The initial maximum number of ordinary shares that may be issued under the 2014 Plan is 15,169,920. Upon the completion of this offering, the maximum aggregate number of ordinary shares that may be issued under the 2014 Plan will be increased to 12% of our outstanding share capital (including any ordinary shares issued pursuant to any over-allotment options) on a fully diluted basis, minus 2,770,000. The following paragraphs summarize the terms of the 2014 Plan.

Plan administration. Our board of directors or a committee appointed by the board will act as the plan administrator. Our board of directors or the committee so appointed may delegate one or more members of the board or one or more officers of our company to grant or amend awards or take other administrative actions.

Types of awards. The 2014 Plan authorizes the awards of options, restricted shares, restricted share units, dividend equivalents, deferred shares, share payments and share appreciation rights.

Award agreements. Each award under the 2014 Plan shall be evidenced by an award agreement which may be a written notice, agreement, terms and conditions, contract or other instrument of document evidencing such award.

Eligibility. The plan administrator may select among the following eligible individuals to whom an award may be granted: (i) our employees, (ii) consultants or advisers contracted directly with us, who render bona fide services to us (except in connection with the offer or sale of securities in a capital-raising transaction or which directly or indirectly promote or maintain a market for our securities), and (iii) directors who are not our employees.

Term of awards. The term of any option or share appreciation right granted under the 2014 Plan shall not exceed ten years, which may be extended by the plan administrator. Any restricted share award, dividend equivalent award, deferred share award, share payment award and/or restricted share unit award is only exercisable or distributable before the eligible individual’s termination of service with us, except determined otherwise by the plan administrator.

Vesting schedule and other restrictions. The plan administrator has discretion in determining the vesting schedules and other restrictions applicable to options, restricted shares, dividend equivalents, deferred shares, share payment awards, restricted share units and share appreciation rights awarded under the 2014 Plan.

Exercise price and purchase price. The exercise price per share subject to an option or a share appreciation right granted shall be determined by the plan administrator, which may be a fixed or variable price related to the fair market value of the shares, subject to a number of limitations. The exercise or purchase price for restricted shares, shares of deferred shares, shares distributed as a share payment award or shares distributed pursuant to a restricted share unit award shall be determined by the plan administrator but shall not be less than the par value of the shares.

Acceleration of vesting. At any time after the grant of options, restricted shares or share appreciation rights, the plan administrator may accelerate the vesting of such options, restricted shares or share appreciation rights.

Termination. The 2014 Plan will expire on the tenth anniversary of the date when it is approved by our shareholders.

Amendment, suspension or termination. No amendment, suspension or termination of the 2014 Plan shall, without the consent of the award recipients, impair any rights or obligations under any award that has been granted or awarded prior to such amendment, suspension or termination. Subject to the above, the plan administrator may at any time terminate, amend or modify the 2014 Plan, except where shareholder approval is required by applicable laws or where the amendment relates to (i) any increases in the number of shares available under the 2014 Plan (other than any adjustment permitted under the 2014 Plan), (ii) an extension of the term of the 2014 Plan or the exercise period for an option or share appreciation right beyond ten years from the date of grant, or (iii) a material increase in benefits or a change in eligibility requirements.

Transfer restrictions. No award under the 2014 Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, as permitted by the plan administrator.

The following table summarizes, as of the date of this prospectus, the outstanding restricted shares we granted to our directors, executive officers and other individuals as a group under the 2014 Plan.

Name	Number of Outstanding Restricted Shares		Date of Grant
All directors and officers as a group	3,461,750	(1)	June 17, 2014
All other individuals as a group	8,738,330		June 17, 2014

(1)	Each of Jeffrey Lyndon Ko and Anfernee Song Guan has been granted restricted shares representing less than one percent of our total outstanding share capital as of the date of this prospectus, and Jun Zou has been granted 1,461,750 restricted shares.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below assume there are              ordinary shares outstanding as of the date of this prospectus, consisting of              Class A ordinary shares and              Class B ordinary shares that the preferred shares will automatically convert into upon the closing of this offering, and                      Class A ordinary shares and              Class B ordinary shares outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares beneficially owned prior to this offering		Shares beneficially owned after this offering		Percentage of votes held after this offering
Name	Number	%	Number	%	%
Directors and Executive Officers:
Michael Xiangyu Chen(1)	28,873,610	22.0
Jeffrey Lyndon Ko(2)	3,654,430	2.8
Anfernee Song Guan(3)	3,654,430	2.8
Steven Xiaoyi Ma	—	—
Erhai Liu(4)	26,889,220	20.4
David Yuan(5)	—	—
Mingyao Wang(6)	3,375,000	2.6
Jun Zou	—	—
All directors and executive officers as a group	66,446,690	50.5

Principal Shareholders:
Dream Data Services Limited(7)	28,873,610	22.0
THL A19 Limited(8)	35,040,980	26.6
LC Fund entities(9)	26,889,220	20.4
Redpoint entities(10)	21,847,100	16.6
DT01 Holding International Limited(11)	7,308,860	5.6

*	Less than 1% of the outstanding ordinary shares.
(1)	Represents 28,873,610 Class B ordinary shares held by Dream Data Services Limited, or Dream Data. Dream Data, a British Virgin Islands company, is wholly owned and controlled by Michael Xiangyu Chen, our co-founder, chairman and chief executive officer. The business address of Mr. Chen is 16/F, A3 Building, Kexing Science Park, 15 Keyuan Road North, Nanshan District, Shenzhen, Guangdong province.
(2)	Represents 3,654,430 Class B ordinary shares held by DT01 Holding International Limited. See footnote (11) for information regarding DT01 Holding International Limited. The business address of Mr. Ko is 16/F, A3 Building, Kexing Science Park, 15 Keyuan Road North, Nanshan District, Shenzhen, Guangdong province, China.

(3)	Represents 3,654,430 Class B ordinary shares held by DT01 Holding International Limited. See footnote (11) for information regarding DT01 Holding International Limited. The business address of Mr. Guan is 16/F, A3 Building, Kexing Science Park, 15 Keyuan Road North, Nanshan District, Shenzhen, Guangdong province, China.
(4)	Represents (i) 3,135,165 Class A ordinary shares and 3,135,165 Class B ordinary shares issuable upon conversion of 6,270,330 Series A-1 preferred shares, 5,825,000 Class A ordinary shares and 5,825,000 Class B ordinary shares issuable upon conversion of 11,650,000 Series B preferred shares, 2,588,885 Class A ordinary shares and 2,588,885 Class B ordinary shares issuable upon conversion of 5,177,770 Series B-1 preferred shares and 967,800 Class A ordinary shares and 967,800 Class B ordinary shares issuable upon conversion of 1,935,600 Series C preferred shares held by LC Fund V, L.P. and (ii) 239,835 Class A ordinary shares and 239,835 Class B ordinary shares issuable upon conversion of 479,670 Series A-1 preferred shares, 425,000 Class A ordinary shares and 425,000 Class B ordinary shares issuable upon conversion of 850,000 Series B preferred shares, 188,890 Class A ordinary shares and 188,890 Class B ordinary shares issuable upon conversion of 377,780 Series B-1 preferred shares and 74,035 Class A ordinary shares and 74,035 Class B ordinary shares issuable upon conversion of 148,070 Series C preferred shares held by LC Parallel Fund V, L.P. Mr. Liu is a director designated to our board of directors by LC Fund V, L.P. and LC Parallel Fund V. L.P., or the LC Fund entities. See footnote (9) below for information regarding the LC Fund entities. Mr. Liu disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein. The business address of Mr. Liu is A-10, Tower A, Raycom Info. Tech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, China.
(5)	Mr. Yuan is a director designated to our board of directors by Redpoint Ventures IV, L.P. and Redpoint Associates IV L.L.C., or the Redpoint entities. See footnote (10) below for information regarding the Redpoint entities.
(6)	Represents 1,687,500 Class A ordinary shares and 1,687,500 Class B ordinary shares issuable upon conversion of 3,375,000 Series A preferred shares held by Prime Express Investments Limited, or Prime Express. Mr. Wang is a director designated to our board of directors by Prime Express, an entity organized under the laws of the British Virgin Islands. The registered address of Prime Express is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Wang disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein. The business address of Mr. Wang is A-10, Raycom Info Tech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, China. Prime Express is ultimately controlled by Legend Holdings Corporation, or Legend Holdings, a joint stock company incorporated in China with limited liability. Chinese Academy of Sciences Holdings Co., Ltd. holds approximately 36% of the equity interests in Legend Holdings and is the largest shareholder of Legend Holdings. The directors of Legend Holdings are Chuanzhi Liu, Maicun Deng, Jin Wang, Zhiqiang Lu, Linan Zhu and John Huan Zhao. The registered address of Legend Holdings is A-10, Raycom Info Tech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, China.
(7)	Represents 28,873,610 Class B ordinary shares. Dream Data, a company incorporated under the laws of British Virgin Islands, is wholly owned and controlled by Michael Xiangyu Chen, our co-founder, chairman and chief executive officer. The registered address of Dream Data is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. See also footnote (1) above.
(8)	Represents 5,630,000 Class A ordinary shares and 5,630,000 Class B ordinary shares issuable upon conversion of 11,260,000 Series A-1 preferred shares and 11,890,490 Class A ordinary shares and 11,890,490 Class B ordinary shares issuable upon conversion of 23,780,980 Series C preferred shares. THL A19 Limited, or THL A19, a company incorporated under the laws of British Virgin Islands, is ultimately controlled by Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange. The registered address of THL A19 is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(9)

Represents (i) 3,135,165 Class A ordinary shares and 3,135,165 Class B ordinary shares issuable upon conversion of 6,270,330 Series A-1 preferred shares, 5,825,000 Class A ordinary shares and 5,825,000 Class B ordinary shares issuable upon conversion of 11,650,000 Series B preferred shares, 2,588,885 Class A ordinary shares and 2,588,885 Class B ordinary shares issuable upon conversion of 5,177,770 Series B-1 preferred shares and 967,800 Class A ordinary shares and 967,800 Class B ordinary shares issuable upon conversion of 1,935,600 Series C preferred shares held by LC Fund V, L.P. and (ii) 239,835 Class A ordinary shares and 239,835 Class B ordinary shares issuable upon conversion of 479,670 Series A-1 preferred shares, 425,000 Class A ordinary shares and 425,000 Class B ordinary shares issuable upon conversion of 850,000 Series B preferred shares, 188,890 Class A ordinary shares and 188,890 Class B ordinary shares issuable upon conversion of 377,780 Series B-1 preferred shares and 74,035 Class A ordinary shares and 74,035 Class B ordinary shares issuable upon conversion of 148,070 Series C preferred shares held by LC Parallel Fund V, L.P. The LC Fund entities are partnership organized under the laws of the Cayman Islands controlled by LC Fund V GP Limited, which is managed by its board of directors, including Wang Chau, Hao Chen and Nengguang Wang. Legend Holdings indirectly holds 20% interests in LC Fund V GP Limited. See footnote (6) above for more information regarding Legend Holdings. The registered office of the LC Fund entities is Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(10)	Represents (i) 832,590 Class A ordinary shares and 832,590 Class B ordinary shares issuable upon conversion of 1,665,180 Series A-1 preferred shares, 6,093,750 Class A ordinary shares and 6,093,750 Class B ordinary shares issuable upon conversion of 12,187,500 Series B preferred shares, 2,708,330 Class A ordinary shares and 2,708,330 Class B ordinary shares issuable upon conversion of 5,416,660 Series B-1 preferred shares and 1,015,790 Class A ordinary shares issuable and 1,015,790 Class B ordinary shares upon conversion of 2,031,580 Series C preferred shares held by Redpoint Ventures IV, L.P., and (ii) 21,350 Class A ordinary shares and 21,350 Class B ordinary shares issuable upon conversion of 42,700 Series A-1 preferred shares, 156,250 Class A ordinary shares and 156,250 Class B ordinary shares issuable upon conversion of 312,500 Series B preferred shares, 69,445 Class A ordinary shares and 69,445 Class B ordinary shares issuable upon conversion of 138,890 Series B-1 preferred shares and 26,045 Class A ordinary shares and 26,045 Class B ordinary shares issuable upon conversion of 52,090 Series C preferred shares held by Redpoint Associates IV, L.L.C. Redpoint Ventures IV, L.L.C., the general partner of Redpoint Ventures IV, L.P., has the voting and investment power over our shares held by Redpoint Ventures IV, L.P. Allen Beasley, Jeffrey Brody, Robert Thomas Dyal, Timothy Haley, John Walecka, Geoffrey Yang and Christopher Moore are the managing members of Redpoint Ventures IV, L.L.C. and Redpoint Associates IV, L.L.C. The registered address of the Redpoint entities is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.
(11)	Represents 7,308,860 Class B ordinary shares. DT01 Holding International Limited, or DT01, a company incorporated under the laws of British Virgin Islands, is 50% owned by Jeffrey Lyndon Ko, our co-founder, director and executive vice president, and 50% owned by Anfernee Song Guan, our co-founder, director and chief technology officer. The registered address of DT01 is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. See also footnotes (2) and (3) above.

As of the date of this prospectus, none of our outstanding ordinary shares is held by record holders in the United States, and a total of 21,847,100 of our preferred shares are held by two record holders in the United States, representing             % of our total outstanding shares on a pro forma basis. Immediately upon the completion of this offering, our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. Immediately upon the completion of this offering, (i) each of the ordinary shares held by Dream Data, which is controlled by Michael Xiangyu Chen, our co-founder, chairman and chief executive officer, and by DT01, which is controlled by Jeffrey Lyndon Ko, our co-founder, director and executive vice president, and Anfernee Song Guan, our co-founder, director and chief technology officer, will be automatically re-designated as one Class B ordinary share, (ii) each of the remaining ordinary shares will be automatically re-designated as one Class A ordinary share, (iii) each of 50% of the preferred shares held by THL A19, the LC Fund entities, the Redpoint entities and other shareholders or their respective affiliates will be automatically converted into one Class B ordinary share and (iv) each of the remaining 50% of the preferred shares held by THL A19, the LC Fund entities, the Redpoint entities and other shareholders or their respective affiliates will be automatically re-designated as one Class A ordinary share. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Foreign ownership of mobile and Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. For a discussion of these restrictions, see “Regulations.” To comply with PRC laws, rules and regulations, we operate our business through our VIEs, Shenzhen Mengyu, Shenzhen iDreamSky and Beijing Chuangmeng. For a description of these contractual arrangements, see “Our History and Corporate Structure—Contractual Arrangements among Chuangmeng Wuxian, our VIEs and the Respective Shareholders of our VIEs.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

In September 2013, in connection with our issuance of Series A-1 and Series C preferred shares, we and our shareholders entered into a second amended and restated shareholders agreement, or the Shareholders Agreement, which is currently effective. Under the Shareholders Agreement, the board of directors shall consist of seven directors, including one director elected by THL A19, one director elected by LC fund entities, one director elected by Redpoint entities, one director elected by Prime Express and three directors elected by holders of ordinary shares. Holders of preferred shares have the right of first refusal to participate in the subscription of any new securities issued by us. Both we and holders of preferred shares have the right of first refusal to purchase shares proposed to be disposed of by holders of ordinary shares. Additionally, THL A19 also has the right of first refusal when other holders of preferred shares receive a bona fide firm offer from a competitor of THL A19. Holders of preferred shares also have the right of co-sale to participate in the sale of shares by holders of ordinary shares. Holders of at least a majority of all issued and outstanding preferred shares have drag-along rights against all other shareholders under certain circumstances. Additionally, THL A19 has the right of first offer when the other holders of preferred shares exercise their drag-along rights to sell to a competitor of THL A19.

According to the Shareholders Agreement, holders of the following securities are entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 registration: (i) any ordinary shares issued or issuable upon conversion of preferred shares or pursuant to right of participation, (ii) any ordinary shares issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, any preferred shares or ordinary shares described in (i), and (iii) any other ordinary shares owned or thereafter acquired by holders then holding preferred shares. See “Description of Share Capital—Registration Rights.”

Except for the registration rights, all the rights summarized above will terminate upon the closing of this offering.

Transactions with Certain Shareholders

In January 2013, Shenzhen iDreamSky and Shenzhen Tencent Computer Systems Company Limited, or Shenzhen Tencent, an affiliate of THL A19, entered into a mobile games channel promotion framework agreement, pursuant to which Shengzhen Tencent will provide to Shenzhen iDreamSky certain Android version of mobile games to be published on Shenzhen iDreamSky’s platforms in mainland China. Shenzhen Tencent and Shenzhen iDreamSky adopt a revenue sharing arrangement for the total revenue generated from publishing such mobile games on Shenzhen iDreamSky’s platforms. The revenue sharing term of the agreement is in line with industry practice. In 2013, the revenue recognized by Shenzhen iDreamSky under this agreement was insignificant.

In September 2013, Shenzhen iDreamSky entered into a mobile license and distribution agreement with Shenzhen Tencent and Tencent Technology (Shenzhen) Company Limited, together, Tencent, affiliates of THL A19, and Halfbrick, pursuant to which Shenzhen iDreamSky and Halfbrick shall provide an exclusive mobile version of Fruit Ninja to Tencent for Tencent’s distribution and operation on its platforms. Tencent will share the gross billings generated by the game pursuant to the revenue sharing arrangement under the agreement with Shenzhen iDreamSky and Halfbrick. In 2013, Shenzhen iDreamSky did not recognize any revenue under this agreement.

In September 2013, iDreamSky entered into a number of share repurchase agreements with some of its then existing shareholders, including Dream Data, Huaxiu Investment, Prime Express and Ultimate Lenovo to repurchase a certain number of its shares. For details of the repurchases, see “Our History and Corporate Structure—Our History.”

Transactions with Certain Directors and Officers

In June 2012, we extended a loan of US$900,000 to Michael Xiangyu Chen to purchase certain equity interest held by Huaxiu Investment in iDreamSky. Mr. Chen repaid the loan in May 2013. For more details, see “Our History and Corporate Structure—Our History.”

Historically, Mr. Chen has extended certain loan to Shenzhen Mengyu to fund its working capital, and we have also made cash advances to Mr. Chen in connection with business activities for our company from time to time, primarily including business travel, accommodation and related business expenses, which were repaid on a rolling basis. The balance of the amounts that we owed to Mr. Chen, which is the loan Mr. Chen extended to us offset by our cash advance to Mr. Chen, was RMB1,964,000, RMB1,784,000, RMB196,000 (US$32,377) and RMB117,000 (US$18,821) as of December 31, 2011, 2012 and 2013 and March 31, 2014, respectively.

We have made cash advances to Jeffrey Lyndon Ko in connection with business activities for our company from time to time, primarily including business travel, accommodation and related business expenses, which were repaid on a rolling basis. The balance of cash advanced to Mr. Ko for such purposes was RMB14,000, RMB30,000, RMB56,000 (US$9,250) and RMB116,000 (US$18,660) as of December 31, 2011, 2012 and 2013 and March 31, 2014, respectively.

Share Incentive Plan

See “Management—Compensation of Directors and Executive Officers.”

Employment Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law (as amended) of the Cayman Islands, or Companies Law.

As of the date of this prospectus, our authorized share capital consists of US$50,000 divided into 500,000,000 shares, comprised of (i) 409,472,700 ordinary shares with a par value of US$0.0001 each, of which 41,032,120 shares are issued and outstanding; (ii) 6,750,000 Series A preferred shares, all of which are issued and outstanding, with a par value of US$0.0001 each; (iii) 19,717,880 Series A-1 preferred shares, all of which are issued and outstanding with a par value of US$0.0001 each; (iv) 25,000,000 Series B preferred shares, all of which are issued and outstanding with a par value of US$0.0001 each; (v) 11,111,100 Series B-1 preferred shares, all of which are issued and outstanding with a par value of US$0.0001 each; (vi) 27,948,320 Series C preferred shares, all of which are issued and outstanding with a par value of US$0.0001 each. Immediately upon completion of this offering, 45,263,650 of our issued and outstanding preferred shares will automatically convert into Class A ordinary shares at a conversion ratio of one preferred share to one Class A ordinary share and the remaining 45,263,650 of our issued and outstanding preferred shares will automatically convert into Class B ordinary shares at a conversion ratio of one preferred share to one Class B ordinary share.

Upon the closing of this offering, we will adopt an amended and restated memorandum and articles of association, which will replace our current memorandum and articles of association in its entirety. The following are summaries of material provisions of our proposed amended and restated memorandum and articles of association and the Companies Law as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company is not required to open its register of members for inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to satisfy our liabilities as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members will be immediately updated to reflect the issue of shares by us to              as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name.

If the name of any person is, without sufficient cause, entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or the company itself may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Classes of Ordinary Shares

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. In addition, upon any sale, pledge, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an Affiliate (as defined in our post-IPO memorandum and articles of association) of such holder, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Holders of Class A ordinary shares and Class B ordinary shares shall at all time vote together as one class on all matters submitted to a vote for shareholders’ consent. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more shareholder present in person or by proxy entitled to vote and who together hold not less than 10% of all paid up voting share capital of our company. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-IPO memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-IPO memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the NASDAQ Global Select Market rules.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-IPO memorandum and articles of association allow our shareholders to requisition a special meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-IPO memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third of all paid up voting share capital of our company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least seven calendar days is required for the convening of our annual general meeting and other shareholders meetings.

Transfer of Ordinary Shares

Subject to the restrictions in our amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they are obligated to, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the designated stock exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our memorandum of association; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; and

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Law, our shareholders may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

History of Securities Issuances

The following is a summary of our securities issuances and repurchases since our incorporation, which has given effect to a 1-to-10 share split effected on July 1, 2014.

Ordinary Shares

In connection with our incorporation in the Cayman Islands on February 23, 2012, we issued ten ordinary share at a par value of US$0.0001 to the incorporation agent, which were transferred on the same day to Dream Data Services Limited, a current shareholder. On the same day, we issued 39,763,990 ordinary shares at a par value of US$0.0001 per share to Dream Data Services Limited, 11,260,000 ordinary shares at a par value of US$0.0001 per share to Huaxiu Investment Limited, and 2,976,000 ordinary shares at a par value of US$0.0001 per share to Dream Soft Services Limited.

In September 2013, we repurchased 1,707,880 ordinary shares at an aggregate consideration of US$720,002 from Dream Data Services Limited, and 11,260,000 ordinary shares at an aggregate consideration of US$4,746,950 from Huaxiu Investment Limited.

Preferred Shares

In May 2012, we issued a total of 13,500,000 Series A preferred shares, including 6,750,000 shares to Prime Express Investments Limited and 6,750,000 shares to Ultimate Lenovo Limited, for an aggregate consideration of US$950,254, or approximately US$0.0704 per share. Concurrently, we issued a total of 25,000,000 Series B preferred shares, including 11,650,000 shares to LC Fund V, L.P., 850,000 shares to LC Parallel V, L.P.,

12,187,500 shares to Redpoint Ventures IV, L.P., and 312,500 shares to Redpoint Associates IV, L.L.C., for an aggregate consideration of US$6,000,000, or US$0.24 per share. On the same day, we also granted Series B-1 warrants to purchase a certain number of Series B-1 preferred shares to LC Fund V, L.P., LC Parallel Fund V, L.P., Redpoint Ventures IV, L.P. and Redpoint Associates IV, L.L.C.

In July 2013, LC Fund V, L.P. exercised its warrant to purchase 5,177,770 Series B-1 preferred shares at an aggregate consideration of US$1,864,000, or approximately US$0.36 per share; LC Parallel Fund V, L.P. exercised its warrant to purchase 377,780 Series B-1 preferred shares at an aggregate consideration of US$136,000, or approximately US$0.36 per share; Redpoint Ventures IV, L.P. exercised its warrant to purchase 5,416,660 Series B-1 preferred shares at an aggregate consideration of US$1,950,000, or approximately US$0.36 per share; Redpoint Associates IV, L.L.C. exercised its warrant to purchase 138,890 Series B-1 preferred shares at an aggregate consideration of US$50,000, or approximately US$0.36 per share.

In September 2013, we repurchased 3,375,000 Series A preferred shares at an aggregate consideration of US$1,422,820.5 from Prime Express Investments Limited, and 3,375,000 Series A preferred shares at an aggregate consideration of US$1,422,820.5 from Ultimate Lenovo Limited.

In September 2013, we issued a total of 19,717,880 Series A-1 preferred shares, including 6,270,330 shares to LC Fund V, L.P., 479,670 shares to LC Parallel Fund V, L.P., 1,665,180 shares to Redpoint Ventures IV, L.P., 42,700 shares to Redpoint Associates IV, L.L.C., and 11,260,000 shares to THL A19 Limited, for an aggregate consideration of US$8,312,593, or approximately US$0.42158 per share. Concurrently, we issued a total of 27,948,320 Series C preferred shares, including 1,935,600 shares to LC Fund V, L.P., 148,070 shares to LC Parallel Fund V, L.P., 2,031,580 shares to Redpoint Ventures IV, L.P., 52,090 shares to Redpoint Associates IV, L.L.C., and 23,780,980 shares to THL A19 Limited, for an aggregate consideration of US$13,413,050, or approximately US$0.47992 per share.

Each of 50% of our preferred shares will automatically convert into one Class A ordinary share and each of the remaining 50% of our preferred shares will automatically convert into one Class B ordinary share upon completion of this offering.

Share Split

On July 1, 2014, we effected a 1-to-10 share split, following which each share of par value US$0.001 in our share capital was subdivided into ten shares, each of par value US$0.0001.

Share Options and Restricted Shares

As of the date of this prospectus, we have granted our employees options to purchase 2,770,000 ordinary shares under our 2012 Share Incentive Plan, or the 2012 Plan, and options to purchase 2,690,000 ordinary shares are currently outstanding under the 2012 Plan. See “Management—Share Incentive Plans.”

Differences in Corporate Law

The Companies Law is modeled after that of the English companies legislation but does not follow recent English law statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to Delaware corporations and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertakings, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertakings, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the due majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected (within four months), the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a personal profit out of his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third-party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the English and commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Under our post-IPO memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law and our post-IPO memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-IPO memorandum and articles of association do not provide for cumulative voting.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-IPO memorandum and articles of association, directors can be removed by a special resolution. Directors are also subject to retirement by rotation, so that at each annual general meeting one-third of our directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office and be eligible for re-election. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the Company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is prohibited by law from being a director.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company, for a proper corporate purpose and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution and Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under the Companies Law, our company may be dissolved, liquidated or wound up by a special resolution, or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due.

Variation of Rights of Shares

If at any time, our share capital is divided into different classes of shares, under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-IPO memorandum and articles of association and as permitted by the Companies Law, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law, our post-IPO memorandum and articles of association may only be amended by a special resolution of our shareholders.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions

Some provisions of our post-IPO memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by foreign law or by our post-IPO memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares. In addition, there are no provisions in our post-IPO memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Staggered Board of Directors

The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association, and we have provided for a staggered board of directors in our amended and restated memorandum and articles of association. Pursuant to such provision, one-third of the current members of our board are required to retire and stand for re-election at each annual general meeting of our company.

Registration Rights

Under the second amended and restated shareholders agreement entered into on September 10, 2013, we have granted certain registration rights to holders of our registrable securities, which include: (i) any ordinary shares issued or issuable upon conversion of preferred shares or pursuant to right of participation; (ii) any ordinary shares issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, any preferred shares or ordinary shares described in (i), and (iii) any other ordinary shares owned or thereafter acquired by holders then holding preferred shares. Set forth below is a description of the registration rights.

Demand registration rights. At any time following the date that is earlier of (i) three years following September 10, 2013 and (ii) six months following the consummation of an initial public offering, holders of at least 30% of the registrable securities have the right to demand that we file a registration statement covering the registration of at least 20% of registrable securities held by such holders (or any lesser percentage if the anticipated gross proceeds from such offering exceed US$5,000,000). We, however, are not obliged to effect a demand registration if we have within the twelve month period preceding the date of such request, already effected a demand registration in the jurisdiction in which the initiating holders have requested such registration be effected. We also have the right to postpone the filing of a registration statement for a period of not more than 90 days if our board of directors determines in the good faith that it would be materially detrimental to us and our shareholders for such registration to be effected at such time. We may not utilize this right more than once during any twelve-month period and we may not register any other of our shares during such twelve-month period.

Piggyback registration rights. If we propose to register any of our shares under the Securities Act for purposes of effecting a public offering of our securities (including, but not limited to, registration statements relating to secondary offerings of our securities, but excluding registration statements relating to any registration pursuant to demand registration rights or Form F-3 registration rights or to any employee benefit plan or a corporate reorganization or other Rule 145 transaction, an offer and sale of debt securities, or a registration on any registration form that does not permit secondary sales), we must afford holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities then held by them.

Form F-3 registration rights. Holders of registrable securities have the right to request that we file a registration statement under Form F-3 and any related qualification or compliance with respect to all or a part of the registrable securities then owned by such holders. However, we are not obligated to effect such registration, qualification or compliance if: (i) Form F-3 is not available for such offering by such holders; (ii) if the anticipated gross proceeds from such offering are less than US$500,000; (iii) if we have, within the twelve-month period preceding the date of such request, already effected two Form F-3 registrations. We also have the right to postpone the filing of the Form F-3 registration statement for a period of not more than 60 days if our board of directors determines in the good faith that it would be materially detrimental to us and our shareholders for such Form F-3 registration to be effected at such time. We may not register any other of our shares during such 60-day period and we may not utilize this right more than once during any twelve-month period.

Expenses or registration. We will pay all expenses (other than underwriting discounts and selling commissions and special counsel of the selling holders applicable to the sale of registrable securities) in connection with the demand registration, Form F-3 registration and piggyback registration. We are not required to pay for any expenses of any registration proceeding begun in response to holders’ exercise of their demand registration rights if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, subject to a few exceptions.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American depositary shares, also referred to as ADSs. Each ADS will represent              Class A ordinary shares (or a right to receive              Class A ordinary shares) deposited with the principal Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American depositary receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the direct registration system, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The direct registration system, also referred to as DRS, is a system administered by The Depository Trust Company, also referred to DTC, under which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find Additional Information” for directions on how to obtain copies of those documents.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may, and shall if we so request in writing, distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution (or ADSs representing those shares).

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives reasonably satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of the Cayman Islands and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed or as described in the next sentence. If we timely asked the depositary to solicit your instructions but the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions at to be voted upon unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	there is substantial shareholder opposition to the particular question; or

•	the particular question would have an adverse impact on our shareholders.

We are required to notify the depositary if one of the conditions specified above exists.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

We agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon as far in advance of the meeting date as practicable. Under the post-offering memorandum and articles of association we expect to adopt, the minimum notice period required to convene a general meeting is ten days.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse and / or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•   Change the nominal or par value of our shares

•   Reclassify, split up or consolidate any of the deposited securities

•   Distribute securities on the shares that are not distributed to you

•   Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended .

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares, other deposited securities and distributions upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares, unless requested in writing by us to cease doing so. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release to no more than 30% of the amount of shares on deposit, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so. The depositary has full discretion on how and to what extent it may disregard the limit for the amount of ADSs that may be outstanding at any time as a result of pre-release.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated ADSs, which ownership will be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have            outstanding ADSs representing              outstanding Class A ordinary shares, or approximately    % of our ordinary shares (or            outstanding ADSs representing approximately    % of our ordinary shares, if the underwriters exercise in full their option to purchase additional ADSs). All of the ADSs sold in this offering and the Class A ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales or perceived sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the NASDAQ Global Select Market, a regular trading market for our ADSs may not develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, make any short sale or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities, without the prior written consent of the representatives on behalf of the underwriters for a period ending 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

Each of our directors, executive officers and existing shareholders has agreed, subject to some exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us, our directors and executive officers and existing shareholders, such extension is waived by the representatives on behalf of the underwriters.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately Class A ordinary shares immediately after this offering; or

•	the average weekly trading volume of the ADSs representing our Class A ordinary shares on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or other written agreement executed prior to the completion of this offering may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, holders of our registrable securities will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares which are either subject to outstanding options or may be issued upon exercise of any options or other equity awards which may be granted or issued in the future pursuant to our stock plans. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

TAXATION

The following discussion of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax laws, it represents the opinion of Han Kun Law Offices, our PRC counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—United States Federal Income Taxation” constitute the opinion of Kirkland & Ellis International LLP, our United States counsel, as to the material United States federal income tax consequences to United States Holders (as defined below) of an investment in the ADSs or the ordinary shares to which such ADSs relate.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” of the PRC. A circular issued by State Administration of Taxation, or the SAT, on April 22, 2009 clarified that dividends and other income paid by such resident enterprises will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Under the implementation rules to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the above circular specifies that certain PRC-invested enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and core management departments that are in charge of daily production, and operation management; financial and human resources decision-making bodies; major assets, accounting books, company seals, and minutes and files of board meetings and shareholders’ meetings; and more than half of the senior management or directors having voting rights. Although this circular explicitly provides that the above standards shall apply to enterprises which are registered outside the PRC and funded by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners as controlling investors, it is still uncertain whether such standards under this circular may be cited for reference and be adopted when considering whether our “effective management” is in the PRC or not, and whether we may be considered a resident enterprise under the PRC Enterprise Income Tax Law. We do not believe that iDreamSky, our Cayman Islands holding company, meets all of the conditions above to be considered a resident enterprise, as its key assets and corporate documents, such as board and shareholders resolutions and minutes of board meetings and shareholders meetings, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding company with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Therefore, we believe that iDreamSky should not be treated as a “resident enterprise” for PRC tax purposes.

However, it remains unclear how PRC tax authorities will determine the tax residency status of foreign enterprises controlled by individuals or foreign entities, such as us and our overseas subsidiaries. If the PRC tax authorities determine that iDreamSky is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. Such withholding tax rate may be reduced to 5% according to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, if a Hong Kong resident enterprise is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws. In addition, non-resident enterprise shareholders (including ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Moreover, it is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If we are considered a PRC resident enterprise and the relevant competent PRC tax authorities treat dividends we pay with respect to our ADSs or ordinary shares or gains realized from the transfer of our ADSs or ordinary shares as income derived from sources within the PRC, such dividends or gains earned by non-PRC individual shareholders may be subject to PRC tax at a rate of 20% (which in the case of dividends may be withheld at source), unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of iDreamSky would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that iDreamSky is treated as a PRC resident enterprise.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this prospectus, including the United States Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or IRS, and other applicable authorities, all as of the date of this prospectus. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This summary does not discuss the so-called Medicare tax on net investment income, any federal non-income tax laws, including the federal estate or gift tax laws, or the laws of any state, local or non-United States taxing jurisdiction. In addition, this discussion does not address any withholding taxes or reporting obligations applicable to accounts maintained with non-United States financial institutions (through which a United States Holder may hold our ADSs or ordinary shares).

This discussion applies only to a United States Holder that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers in stocks and securities, or currencies;

•	persons who are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the United States anti-inversion rules;

•	tax-exempt organizations and entities;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons whose functional currency for United States federal income tax purposes is other than the United States dollar;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the United States federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership holding our ADSs or ordinary shares, and a partner in such a partnership, should consult its own tax advisors regarding the tax consequences of holding our ADSs or ordinary shares.

The following discussion is for informational purposes only and is not a substitute for careful tax planning and advice. Investors considering the purchase of ADSs or ordinary shares should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the Medicare tax on net investment income, any federal non-income tax laws, including the federal estate or gift tax laws, or the laws of any state, local or non-United States taxing jurisdiction and under any applicable tax treaty.

For purposes of the discussion below, a “United States Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms. It further assumes that any dividends and other distributions on the ADSs or ordinary shares will be paid in United States dollars.

ADSs

If you own our ADSs, then you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax.

The United States Treasury Department and the IRS have expressed concerns that intermediaries in the chain of ownership between the holder of an American depositary share and the issuer of the security underlying the American depositary share may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, a pre-release by the depositary of American depositary shares to persons that do not transfer their beneficial ownership of the securities underlying the American depositary shares to the depositary). Such actions may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate United States Holders of ADSs, including individual United States Holders, and the claiming of foreign tax credits by United States Holders of ADSs. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by United States Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company, if as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of ordinary shares.

Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution that we make to you with respect to our ADSs or ordinary shares (including any amounts withheld to reflect PRC or other foreign withholding taxes, if any) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction generally allowed to qualifying United States corporations under the Code.

Subject to the discussion above regarding concerns expressed by the United States Treasury Department, dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a PFIC in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as our ADSs (but not our ordinary shares) are expected to be. Based on existing guidance, it is unclear whether our ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States. We believe, but we cannot assure non-corporate United States Holders, that dividends we pay on the ordinary shares that are represented by ADSs (but not on the ordinary shares that are not represented) will, subject to applicable limitations, be eligible for the reduced rates of taxation applicable to qualified dividend income. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Taxation—People’s Republic of China Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs or readily tradable on an established United States securities market, would, subject to applicable limitations, be eligible for the reduced rates of taxation.

Even if dividends would be treated as paid by a qualified foreign corporation, non-corporate United States Holders will not be eligible for reduced rates of taxation if they do not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if such United States Holders elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

Non-corporate United States Holders should consult their own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or ordinary shares.

PRC or other foreign withholding taxes, if any, imposed on dividends paid to you with respect to ADSs or ordinary shares generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules and the discussion above regarding concerns expressed by the United States Treasury Department. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the ADSs or Ordinary Shares

You will recognize gain or loss on a sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held the ADS or ordinary share for more than one year currently are eligible for the reduced tax rates applicable to long-term capital gain. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of our ADSs or ordinary shares generally will be treated as United States-source gain or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of ADSs or ordinary shares (see “Taxation—People’s Republic of China Taxation”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, such gain will be treated as a separate class or “basket” of income for purposes of the foreign tax credit under Section 865(h) of the Code. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

A non-United States corporation such as ourselves will be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The classification of certain of our income as active or passive and certain of our assets as producing active or passive income may depend on the interpretation of certain United States Treasury Regulations, including certain Treasury Regulations relating to royalty income and income from intangible assets, certain IRS guidance relating to the classification of assets as producing active or passive income, and certain guidance and rules relating to the distinction between services income and royalties. Such rules and guidance are potentially subject to different interpretations.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we are treating Shenzhen Mengyu, Beijing Chuangmeng, Shenzhen iDreamSky, our VIEs, and their subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to substantially all of the economic benefits associated with these entities, and as a result, we consolidate these entities’ operating results in our consolidated GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, the composition of our income and assets would change and we likely would be treated as a PFIC for the current taxable year ending on December 31, 2014 or any subsequent taxable year.

Accordingly, assuming that we are the owner of our VIEs for United States federal income tax purposes, and based on the anticipated value of our assets (which is based on the expected price of our shares in this offering) and the current and anticipated composition of our income and assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. If the percentage of our assets treated as producing passive income increases, we may be a PFIC for the current taxable year or any subsequent taxable year. Accordingly, we cannot assure you that we will not be treated as a PFIC for our current taxable year or for any future taxable year or that the IRS will not take the position that we are a PFIC in one or more such years. Kirkland & Ellis LLP, our United States tax counsel, therefore expresses no opinion with respect to our PFIC status for any taxable year or our beliefs or expectations relating to such status set forth in this discussion.

Changes in the composition of our income and assets or the value of our assets may cause us to become a PFIC for the current year or any subsequent year. The determination of whether we are or will become a PFIC for any taxable year may depend, in part, upon the value of our goodwill and other intangibles not reflected on our balance sheet (which may be determined based upon the market value of our ADSs or ordinary shares from time to time, which may be volatile) and may also be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other intangibles, which may result in our company being or becoming classified as a PFIC for the current or one or more future taxable years.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we were to cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value determined on the last day of the last taxable year during which we were a PFIC, and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year during which a United States Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries (including any entities treated as being owned by us for United States federal income tax purposes, such as our VIEs) is also a PFIC, such United States Holder would be treated as owning a proportionate share (by value) of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a “lower tier PFIC”) and would be subject to United States federal income tax according to the rules discussed below as if the United States Holder held such shares directly, even though holders have not received the proceeds of those distributions or dispositions directly. United States Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us (or are deemed to receive from a lower tier PFIC) and any gain that you recognize from a sale or other disposition of ADS or ordinary shares (or, indirectly, of shares of a lower tier PFIC), including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares, as applicable;

•	the amount of the excess distribution or recognized gain allocated to the current taxable year, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•	the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that our ADSs or ordinary shares constitute “marketable stock” (as defined below). If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.

Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. We expect that our ADSs, but not our ordinary shares, will be listed on the NASDAQ Global Select Market, which is a qualified exchanges or other market for these purposes. Consequently, if the ADSs are listed on the NASDAQ Global Select Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we are or become a PFIC, but no assurances are given in this regard. Because a mark-to-market election cannot be made for any lower-tier PFICs, a United States Holder may continue to be subject to the PFIC rules with respect to such United States Holder’s indirect interest in any lower tier PFIC.

In certain circumstances, a United States Holder of shares in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in such United States Holder’s income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury Regulations. We currently do not intend to prepare or provide the information necessary for you to make a qualified electing fund election.

A United States Holder that holds our ADSs or ordinary shares in any year in which we are classified as a PFIC generally will be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your own tax advisor regarding the application of the PFIC rules to your investment in our ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding (at a rate of 28%) generally will apply to payments of dividends in respect of our ADSs or ordinary shares and the proceeds from the sale or exchange of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9, or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner. United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Information on Foreign Financial Assets

United States Holders who are individuals generally will be required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which your ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed certain specified thresholds. United States Holders should consult their tax advisors regarding the application of these information reporting rules.

UNDERWRITING

We are offering the ADSs described in this prospectus through a number of underwriters. Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:

Name	Number of ADSs
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC

Total

The underwriters are committed to purchase all the ADSs offered by us if they purchase any ADSs. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$                    per ADS. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to US$                    per ADS from the initial public offering price. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters. Sales of ADSs made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                    additional ADSs from us to cover sales of ADSs by the underwriters which exceed the number of ADSs specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any ADSs are purchased with this over-allotment option, the underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

We currently anticipate that we will undertake a directed share program pursuant to which the underwriters will reserve up to 5% of the ADSs for sale at the initial public offering price to persons we designate who are directors, officers, employees, consultants, associates and other persons having a relationship with us through a directed share program, subject to the terms of the underwriting agreement, the applicable rules, regulations and interpretations of the Financial Industry Regulatory Authority and all other applicable laws, rules and regulations. We will pay all fees and expenses incurred by the underwriters in connection with offering the ADSs through the directed share program. Any sales made through the directed share program will be made by Credit Suisse Securities (USA) LLC. The number of ADSs available for sale to the general public will be reduced by the number of directed ADSs purchased by participants in the program. The underwriters may offer any ADSs not purchased by participants in the directed share program to the general public on the same basis as the other ADSs being sold hereunder. We have agreed to indemnify Credit Suisse Securities (USA) LLC against certain losses, expenses and liabilities that it incurs in connection with the directed share program, including indemnification for any losses arising from the failure of any directed share program participant to pay for shares that it agreed to purchase through the directed share program.

The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The underwriting fee is US$                    per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Without over-allotment exercise	With full over-allotment exercise
Per ADS	US$	US$
Total	US$	US$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$                    .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) issue, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs, or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, (ii) file, or announce the intention to file, any registration statement with respect to any ordinary shares or ADSs, or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or (iii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs (regardless of whether any of these transactions are to be settled by the delivery of ordinary shares or ADSs or such other securities, in cash or otherwise), in each case without the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than (A) the ADSs to be sold hereunder and (B) grants of employee share options, restricted shares or other equity incentives pursuant to our Share Incentive Plan existing on the date of this prospectus, which are described under “Management—2012 Share Incentive Plan.”

Our directors and executive officers and all of our existing shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (including without limitation, ordinary shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the United States Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs (regardless of whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise), or (iii) make any demand for or exercise any right with respect to the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares, except under certain circumstances including, without limitation to, transfers pursuant to gifts, dispositions and by will or intestacy where each transferee signs and delivers a lock-up agreement. Furthermore, all of our directors, executive officers, shareholders and holders of the options to purchase our ordinary shares are restricted by our agreement with the depositary from depositing ordinary shares in our ADS facility or having new ADSs issued to them during the “lock-up” period, unless we otherwise instruct the depositary with the prior written consent of the representatives of the underwriters. These restrictions also apply to any ADSs acquired, if any, by our directors, executive officers and existing shareholders in the offering pursuant to the directed share program.

Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the ordinary shares or ADSs or other securities subject to the lock-up agreements described above in whole or in part at any time. At least three business days before the effectiveness of any release or waiver of the restrictions described above in connection with any transfer of ADSs and other securities by an officer or director, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC will notify us of the impending release or waiver of any restriction and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of ADSs or other securities that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to list our ADSs on the NASDAQ Global Select Market under the symbol “DSKY.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ADSs as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our ADSs. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded ordinary shares or ADSs of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the European Union Prospectus Directive, or a Relevant Member State, from and including the date on which the European Union Prospectus Directive, or EU Prospectus Directive, is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time,

(a)	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

(d)	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Relevant Member State by any measure implementing the EU Prospectus Directive in that Relevant Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measures in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to Prospective Investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

Neither this prospectus nor any other material relating to the ADSs which are the subject of the offering contemplated by this prospectus constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The ADSs will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The ADSs are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This prospectus or any other material relating to the ADSs are personal and confidential and do not constitute an offer to any other person. This prospectus or any other material relating to the ADSs may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. Such materials may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia (Corporations Act);

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

(iii)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

(b)	you warrant and agree that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Cayman Islands

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

Notice to Prospective Investors in United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

Notice to Prospective Investors in Hong Kong

The ADSs may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person that is:

(a)	a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(i)	to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(ii)	where no consideration is or will be given for the transfer; or

(iii)	where the transfer is by operation of law.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, the NASDAQ Global Select Market listing fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

US$
SEC registration fee
Financial Industry Regulatory Authority filing fee
NASDAQ Global Select Market listing fee
Printing and engraving expenses
Accounting fees and expenses
Legal fees and expenses
Miscellaneous

Total

LEGAL MATTERS

We are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State laws. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to United States federal securities and New York State laws. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by Haiwen & Partners. Kirkland & Ellis International LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Han Kun Law Office with respect to matters governed by PRC law. Davis Polk & Wardwell LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2012 and 2013 and for each of the two years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of PricewaterhouseCoopers Zhong Tian LLP is 34/F Tower A, Kingkey100, 5016 Shennan East Road, Luohu District, Shenzhen, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying Class A ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

All information filed with the SEC can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of iDreamSky Technology Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ deficit and cash flows present fairly, in all material respects, the financial position of iDreamSky Technology Limited (the “Company”) and its subsidiaries at December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 11, 2014, except for the effect of the share split described in Note 1.3 of the consolidated financial statements, as to which the date is July 3, 2014

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2013

		As of December 31,
	Note	2012	2013	2013
		RMB’000	RMB’000	US$’000
				(Note 2.5)
Assets
Current assets
Cash and cash equivalents	4	31,365	179,658	29,677
Accounts receivable		5,052	76,900	12,703
Amounts due from related parties	17	5,717	56	9
Prepayments and other current assets	5	1,324	7,078	1,171
Deferred tax assets	11	—	1,262	208

Total current assets		43,458	264,954	43,768

Non-current assets
Equity investment		—	1,330	220
Property and equipment, net	6	2,207	8,684	1,434
Intangible assets, net	7	1,015	2,040	337
Other non-current assets	5	215	1,630	269

Total non-current assets		3,437	13,684	2,260

Total assets		46,895	278,638	46,028

Liabilities and shareholders’ (deficit)/equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB6,867,000 and RMB75,300,000 as of December 31, 2012 and 2013, respectively)		8,024	86,235	14,245

Income tax payable (including income tax payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB nil and RMB nil as of December 31, 2012 and 2013, respectively)		—	7,239	1,196
Accruals and other current liabilities (including accruals and other current liabilities of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB1,555,000 and RMB9,038,000 as of December 31, 2012 and 2013, respectively)	8	2,619	20,800	3,436
Preferred share warrant liability (including preferred share warrant liability of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB nil as of December 31, 2012)	14	4,815	—	—
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB7,784,000 and RMB196,000 as of December 31, 2012 and 2013, respectively)	17	7,784	8,879	1,467

Total current liabilities		23,242	123,153	20,344

Total liabilities		23,242	123,153	20,344

Commitments and contingencies	18

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2013 (CONTINUED)

		As of December 31,
	Note	2012	2013	2013
		RMB’000	RMB’000	US$’000
				(Note 2.5)

Mezzanine equity
Li Meiping Ordinary Shares (US$0.0001 par value, 11,260,000 shares authorized, issued and outstanding as of December 31, 2012)	12	307	—	—

Series A convertible redeemable preferred shares (US$0.0001 par value, 13,500,000 and 6,750,000 shares authorized, issued and outstanding as of December 31, 2012 and 2013)	13	6,540	3,270	540

Series A-1 convertible redeemable preferred shares (US$0.0001 par value, 19,717,880 shares authorized, issued and outstanding as of December 31, 2013)	13	—	51,452	8,499

Series B convertible redeemable preferred shares (US$0.0001 par value, 25,000,000 shares authorized, issued and outstanding as of December 31, 2012 and 2013)	13	54,238	159,757	26,390

Series B-1 convertible redeemable preferred shares (US$0.0001 par value, 11,111,100 shares authorized, issued and outstanding as of December 31, 2013)	13	—	71,962	11,887

Series C convertible redeemable preferred shares (US$0.0001 par value, 27,948,320 shares authorized, issued and outstanding as of December 31, 2013)	13	—	184,223	30,432

Total mezzanine equity		61,085	470,664	77,748

Shareholders’ deficit
Ordinary shares (US$0.0001 par value; 461,500,000 and 409,472,700 shares authorized, 42,740,000 and 41,032,120 shares issued and outstanding as of December 31, 2012 and 2013)	12	27	26	4
Additional paid-in capital		—	—	—
Statutory reserves		—	2,701	446
Accumulated deficit		(37,664)	(322,619)	(53,293)
Accumulated other comprehensive income		102	4,661	770

Total iDreamSky Technology Limited shareholders’ deficit		(37,535)	(315,231)	(52,073)
Non-controlling interest		103	52	9

Total shareholders’ deficit		(37,432)	(315,179)	(52,064)

Total liabilities, mezzanine equity and shareholders’ deficit		46,895	278,638	46,028

The accompanying notes are an integral part of these consolidated financial statements.

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

		Year ended December 31,
	Note	2012	2013	2013
		RMB’000	RMB’000	US$’000
				(Note 2.5)

Revenues:
Game revenues		18,059	244,806	40,439
Other revenues		1,319	1,762	292

Total revenues		19,378	246,568	40,731

Cost of revenues (1)	9	(14,593)	(155,898)	(25,753)

Gross profit		4,785	90,670	14,978

Operating expenses:
Research and development expenses (1)		(7,501)	(14,214)	(2,348)
Sales and marketing expenses		(2,797)	(27,940)	(4,615)
General and administrative expenses (1)		(4,713)	(14,780)	(2,442)

Total operating expenses		(15,011)	(56,934)	(9,405)

Other gains – net	10	946	106	17

Operating (loss)/income		(9,280)	33,842	5,590

Other (expenses)/income:
Interest income		20	81	13
Foreign exchange (loss)/gain and others		(63)	266	44
Share of loss from an equity investment		—	(170)	(28)

(Loss)/income before income tax		(9,323)	34,019	5,619
Income tax expense	11	—	(6,174)	(1,020)

Net (loss)/income		(9,323)	27,845	4,599
Less: Net loss attributable to the non-controlling interest shareholders		32	287	47

Net (loss)/income attributable to iDreamSky Technology Limited		(9,291)	28,132	4,646

Accretion to convertible redeemable preferred shares redemption value		(22,870)	(262,782)	(43,408)
Deemed dividend to series A convertible redeemable preferred shares		(540)	(14,402)	(2,379)
Deemed dividend to Li Meiping ordinary shares		(300)	(29,075)	(4,803)

Net loss attributable to ordinary shareholders		(33,001)	(278,127)	(45,944)

Net (loss)/income		(9,323)	27,845	4,599
Other comprehensive income:
Foreign currency translation adjustments, net of tax		102	4,559	753

Comprehensive (loss)/income		(9,221)	32,404	5,352
Less: Comprehensive loss attributable to the non-controlling interest		32	287	47

Comprehensive (loss)/income attributable to iDreamSky Technology Limited		(9,189)	32,691	5,399

Net loss per share attributable to iDreamSky Technology Limited
- Basic (RMB)	16	(0.77)	(6.97)	(1.15)
- Diluted (RMB)	16	(0.77)	(6.97)	(1.15)

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013 (CONTINUED)

		Year ended December 31,
	Note	2012	2013	2013
		RMB’000	RMB’000	US$’000
				(Note 2.5)
Weighted average number of ordinary shares used in per share calculation:
- Basic (thousands)	16	42,740	39,930	39,930
- Diluted (thousands)	16	42,740	39,930	39,930

(1) Share-based compensation expense included:
- Cost of revenues		381	89	15
- Research and development expenses		744	174	29
- General and administrative expenses		290	66	10

The accompanying notes are an integral part of these consolidated financial statements.

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

	Ordinary Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Non- controlling interest	Total shareholders’ deficit
	Number of shares	Amount
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2012	42,740,000	27	10,267	(16,345)	—	—	(6,051)

Share-based compensation expense	—	—	1,415	—	—	—	1,415
Deemed dividend to series A convertible redeemable preferred shares	—	—	—	(540)	—	—	(540)
Deemed dividend to Li Meiping ordinary shares	—	—	—	(300)	—	—	(300)
Accretion to convertible redeemable preferred shares redemption value	—	—	(11,682)	(11,188)	—	—	(22,870)
Net loss	—	—	—	(9,291)	—	(32)	(9,323)
Foreign currency translation adjustments, net of nil tax	—	—			102	—	102
Capital contribution from non-controlling interest	—	—	—		—	135	135

Balance at December 31, 2012	42,740,000	27	—	(37,664)	102	103	(37,432)

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013 (CONTINUED)

	Ordinary Shares		Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive income	Non- controlling interest	Total shareholders’ deficit
	Number of shares	Amount
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2013	42,740,000	27	—	(37,664)	—	102	103	(37,432)

Share-based compensation expense	—	—	329	—	—	—	—	329
Repurchase of ordinary shares	(1,707,880)	(1)	—	(4,456)	—	—		(4,457)
Deemed dividend to series A convertible redeemable preferred share – repurchase of shares	—	—	(329)	(14,073)	—	—	—	(14,402)
Deemed dividend to Li Meiping ordinary shares – repurchase of shares	—	—	—	(29,075)	—	—	—	(29,075)
Accretion to convertible redeemable preferred shares redemption value	—	—	—	(262,782)	—	—	—	(262,782)
Net income	—	—	—	28,132	—	—	(287)	27,845
Statutory reserves	—	—	—	(2,701)	2,701	—	—	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	4,559	—	4,559
Capital contribution from non-controlling interest	—	—	—	—	—	—	236	236

Balance at December 31, 2013	41,032,120	26	—	(322,619)	2,701	4,661	52	(315,179)

The accompanying notes are an integral part of these consolidated financial statements.

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

		Year ended December 31,
	Note	2012	2013	2013
		RMB’000	RMB’000	US$’000
				(Note 2.5)

Cash flows from operating activities
Net (loss)/income		(9,323)	27,845	4,599
Adjustments to reconcile net (loss)/income to net cash (used in)/provided by operating activities
- Depreciation of property and equipment		428	1,788	296
- Amortization of intangible assets		1,151	1,990	329
- Loss on disposals of property and equipment		1	208	34
- Share-based compensation		1,415	329	54
- Share of loss from equity investment		—	170	28
- Fair value change of preferred share warrant liability		564	514	85
- Deferred income taxes, net		—	(1,262)	(208)
- Foreign exchange (loss)/gain and others		63	(266)	(44)

Changes in operating assets and liabilities, net
- Accounts receivable		(4,660)	(71,848)	(11,868)
- Amounts due from related parties		16	(26)	(4)
- Prepayments and other assets		(164)	(7,169)	(1,184)
- Accounts payable		6,991	78,211	12,920
- Accruals and other liabilities		(5,839)	18,875	3,117
- Amounts due to related parties		5,706	1,095	181
- Income tax payable		—	7,239	1,196

Net cash (used in)/provided by operating activities		(3,651)	57,693	9,531

Cash flows from investing activities
- Purchase of property and equipment		(2,035)	(8,473)	(1,400)
- Cash paid for equity investment		—	(1,500)	(248)
- Purchase of game license		(2,041)	(2,520)	(416)
- (Loan to)/Repayment from related party		(5,687)	5,687	939

Net cash used in investing activities		(9,763)	(6,806)	(1,125)

Cash flows from financing activities
- Proceeds from issuance of ordinary shares		34	—	—
- Repurchase of ordinary shares		—	(33,839)	(5,590)
- Proceeds from issuance of preferred shares		43,681	134,350	22,193
- Preferred shares issuance costs		(2,008)	(6,961)	(1,150)
- Proceeds from exercise of preferred share warrants		—	24,648	4,072
- Repurchase of preferred shares		—	(17,672)	(2,919)
- Proceeds from capital contribution from non-controlling interest		135	236	39

Net cash provided by financing activities		41,842	100,762	16,645

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013 (CONTINUED)

		Year ended December 31,
	Note	2012	2013	2013
		RMB’000	RMB’000	US$’000
				(Note 2.5)

Net increase in cash and cash equivalents		28,428	151,649	25,051
Cash and cash equivalents at the beginning of year		2,985	31,365	5,181
Effect of exchange loss on cash and cash equivalents		(48)	(3,356)	(555)

Cash and cash equivalents at end of the year		31,365	179,658	29,677

Supplemental disclosure of non-cash investing and financing activities
- Accretion to convertible redeemable preferred shares redemption value		23,970	262,782	43,408
- Repurchase of series A convertible redeemable preferred shares in form of payables		—	8,683	1,435

The accompanying notes are an integral part of these consolidated financial statements.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

1.	Organization and principal activities

1.1	Principal activities

iDreamSky Technology Limited (the “Company”) was incorporated in the Cayman Islands (“Cayman”) on February 23, 2012 as an exempted company with limited liability.

The Company, through its subsidiaries, and its variable interest entities (“VIEs”) (collectively, the “Group”) is principally engaged in the licensing and operating of single player mobile games and mobile online games (the “Listing Business”) in the People’s Republic of China (the “PRC” or “China”).

1.2	Reorganization

Prior to the incorporation of the Company and the completion of the group reorganization (as explained below), the Group carried out its operation in the PRC since November 2009 through the following operating companies incorporated in the PRC:

•	Shenzhen Meng Yu Technology Co, Ltd ( , “Shenzhen Mengyu” or “VIE 1”), which was incorporated on November 19, 2009. As of April 19, 2012, Michael Xiangyu Chen (“Mr. Chen”) owned 100% equity interest of VIE 1.

•	Shenzhen Chuang Meng Tian Di Technology Co.,Ltd. ( , “Shenzhen iDreamSky” or “VIE 2”), which was incorporated on February 14, 2011. As of April 19, 2012, Mr. Chen owned 54.5%, Mr. Li Meiping (an angel investor, “Mr. Li”), through his wholly owned entity, Shenzhen Huaxiu Investment Limited, owned 25.5%, and Beijing Legend Star Investment Limited (another angel investor, “Legend Star”) owned 20% equity interest of VIE 2 respectively, and

•	Beijing Chuang Meng Wu Xian Technology Co., Ltd. ( , “Beijing Chuangmeng” or “VIE3”) which was incorporated on January 31, 2012. As of April 19, 2012, Mr. Chen owned 88.7% and Mr. Li owned 11.3% equity interest in VIE 3 respectively.

VIE 1, VIE 2 and VIE 3 are collectively referred to as “PRC Operating Entities” The PRC Operating Entities hold the necessary licenses and approvals to operate mobile game-related business in the PRC.

For the purpose of introduction of overseas investors and in preparation for a listing of the Company’s shares on the overseas capital markets, the Group underwent a reorganization (the “Reorganization”) in 2012. Moreover, the reorganization was necessary to comply with the PRC laws and regulations which prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required.

Pursuant to the Reorganization conducted from February to May 2012, Mr. Chen, Mr. Li and Legend Star exchanged their respective equity interest in the PRC Operating Entities for (a) ordinary shares , (b) ordinary shares with preferential liquidation rights and (c) series A preferred shares of the Company. The exchange was conducted on a “1 for 1” basis and was solely based on their respective equity interest holding in VIE 2 because VIE 2 carried substantially all of the business and net assets of the Group while VIE 1 and VIE 3 were inactive or dormant and did not have significant net assets immediately before the Reorganization.

Except for the ordinary shares issued to Mr. Chen, the rights of the ordinary shares with preferential liquidation rights and the series A preferred shares issued by the Company are the same as those originally issued by VIE 2 to Mr. Li and Legend Star. This resulted in incremental rights being given to Mr. Li and Legend Star, which subsequently reassigned the subscription of Shares to its related parties (“Legend II”) as noted below, and hence a transfer of value from Mr. Chen to those two parties which was accounted for as deemed dividend of US$ 0.1 million (Note 12 and 13). The shares held by Mr. Li and Legend II are accounted for as mezzanine equity.

Certain transactions between shareholders were also conducted in the same timeframe as the Reorganization. However, these shareholder transactions did not cause a change in control of the Company and the PRC Operating Entities immediately before and after the Reorganization and therefore the Reorganization was accounted for as a legal reorganization of entities under common control in a manner similar to a pooling-of-interests.

The Reorganization, together with certain shareholder transactions, were conducted in the following chronological order:

(i)	On February 23, 2012, the Company was incorporated in the Cayman Islands as an exempted company with limited liability. The then authorized share capital of the Company was US$50,000, consisting of 500,000,000 ordinary shares of US$0.0001 each. The Company originally expected to issue 36,794,440 ordinary shares to Mr. Chen, 17,205,560 ordinary shares with preferential liquidation rights to Mr. Li and 13,500,000 series A preferred shares to Legend Star on the date of the Company’s incorporation, representing 54.5%, 25.5% and 20% shareholding of the Company respectively. However, the issuance of the series A preferred shares to Legend Star was deferred to May 3, 2012 and the following shareholder transactions were also conducted on the date of the Company’s incorporation.

•	Mr. Chen purchased 5,945,560 shares of the Company from Mr. Li for a cash consideration of US$900,000.

•	Mr. Chen transferred 2,976,000 shares of the Company to Jeffrey Lyndon Ko (“Mr. Ko”), who is a non-PRC resident and also a director and executive vice president of the Company who held the shares on behalf of Mr. Chen to facilitate the subsequent disposal of these shares to a third party.

As a result of the deferral of the issuance of series A preferred shares and the execution of the aforesaid shareholder transactions, on the date of the incorporation, the Company directly issued (a) 39,764,000 ordinary shares to Dream Data Services Limited (“Dream Data”), an entity wholly owned by Mr. Chen, (b) 2,976,000 ordinary shares to Dream Soft Services Limited, an entity wholly owned by Mr. Ko, and (c) 11,260,000 ordinary shares with preferential liquidation rights to Huaxiu Investment Limited, an entity wholly owned by Mr. Li.

(ii)	On March 6, 2012, iDreamSky Technology (HK) Limited (“iDreamSky HK”) was incorporated in Hong Kong as a wholly-owned subsidiary of the Company.

(iii)	On April 19, 2012, Chuang Meng Wu Xian (Beijing) Information Technology Co., Ltd. (“Chuang Meng Information” or “WFOE”) was established in the PRC as a wholly foreign owned enterprise of iDreamSky HK.

(iv)	On April 19, 2012, Chuang Meng Information, PRC Operating Entities and their then equity holders, except as noted below with respect to Legend Star, entered into a series of contractual arrangements (the “VIE Arrangements”), pursuant to which, Chuang Meng Information became the primary beneficiary and exercised effective control over the operational activities of the PRC Operating Entities. On April 19, 2012, Legend Star has also effectively transferred its rights in VIE 2 to the Company through a shareholder agreement entered into between Mr. Chen, Mr. Li and Legend Star on January 10, 2012 and commenced the process to transfer its legal ownership in VIE 2 to Mr. Chen, as the proxy shareholder for WFOE, in return for RMB 6.0 million. Accordingly, the PRC Operating Entities became the VIEs of Chuang Meng Information on that date. Further details of the VIE Arrangements are set out in Note 1.4 below.

(v)	On May 3, 2012, the Company issued 13,500,000 series A preferred shares (Note 13) to Legend II in return for RMB 6.0 million.

(vi)	On July 29, 2013, the transfer of the 20% legal ownership in VIE 2 from Legend Star to Mr. Chen was completed.

Upon the completion of the Reorganization but before the issuance of series B preferred shares (also on May 3, 2012), the Company became the holding company of the Group, and Mr. Chen owned 63.3% equity interest

(including the 3.2% held by Mr. Ko), Mr. Li owned 16.68% equity interest and Legend II owned 20% equity interest in the Company.

1.3	Share Split

On July 1, 2014, the Company effected a share split. Each of ordinary share and preferred share of the Company was subdivided into 10 shares at a par value of US$0.0001 each. All shares and per share amounts presented in these consolidated financial statements and notes have been revised on a retroactive basis to reflect the effect of the share split. The par value per ordinary share has been retroactively revised as if it had been adjusted in proportion to the share split.

1.4	Subsidiaries and VIEs

The particulars of the subsidiaries and VIEs as of December 31, 2013 are set out below:

Company Name	Place and date of incorporation/ establishment	Equity interest held	Principal activities and place of operation

Subsidiaries
iDreamSky HK	Hong Kong/March 6, 2012	100% (direct)	Investment holding/Hong Kong

Chuang Meng Information (the “WFOE”)	PRC/April 19, 2012	100% (indirect)	Development of computer software and provision of information technology services/the PRC

VIEs and their subsidiaries
Shenzhen Mengyu	PRC/November 19, 2009	100% (indirect)	Mobile game publishing /the PRC
Shenzhen iDreamSky	PRC/February 14, 2011	100% (indirect)	Mobile game publishing /the PRC
Beijing Chuangmeng	PRC/January 31, 2012	100% (indirect)	Mobile game publishing /the PRC
Shenzhen Yiyou Technology Limited ( , “Yiyou”), a non-wholly-owned subsidiary of Shenzhen iDreamSky	PRC/August 31, 2012	86.5% (indirect)	Game developments/the PRC
Shenzhen Zhuoyou Technology Limited ( , “Zhuoyou”), a non-wholly-owned subsidiary of Shenzhen iDreamSky	PRC/December 11, 2013	90.9% (indirect)	Game developments/the PRC

1.5	Variable Interest Entities

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide mobile games services, the Group conducts substantially all its operations through the PRC Operating Entities, which hold the required license and approvals to provide such services in the PRC. Chuang Meng Information entered into VIE Arrangements with respective entities in the PRC Operating Entities and their legal shareholders. Through the VIE Arrangements, the Company, through WFOE, has the ability to:

•	exercise effective control over the PRC Operating Entities;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from the PRC Operating Entities as if it were their sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in the PRC Operating Entities.

Management evaluated the relationships between the Company and the WFOE and the PRC Operating Entities and concluded that WFOE is the primary beneficiary of the PRC Operating Entities in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). As a result, the results of operations, assets and liabilities of the PRC Operating Entities (hereafter referred to as the “VIEs”) have been included in the Company’s consolidated financial statements.

The following is a summary of the VIE Arrangements:

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between the WFOE and the VIEs, the WFOE has the exclusive right to provide to the VIEs technical support, business support and related consulting services related to the VIEs’ principal business. The WFOE owns the exclusive intellectual property rights created as a result of the performance of this agreement. The VIEs are required to pay 100% of their net income to the WFOE, which will be paid upon request by the WFOE. The term of this agreement is 10 years and can be extended with WFOE’s written confirmation prior to the expiration date. The WFOE is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to the VIEs.

Equity Interest Pledge Agreement

Pursuant to an equity interest pledge agreement between the WFOE, the VIEs and their shareholders (the “Equity Interest Pledge Agreement”), the shareholders of the VIEs have pledged all of their equity interests in the VIEs to the WFOE as security for performance by VIEs and their shareholders under the exclusive business cooperation agreement, exclusive option agreement, and power of attorney. The VIEs’ shareholders agree that they shall not transfer any of the equity interests, place or permit the existence of any security interest or other encumbrance on the equity interests or any portion thereof, without the prior written consent of the WFOE. The WFOE is entitled to assign any or all of its rights and obligations under the equity pledge agreement at any time. During the term of the pledge, the WFOE is entitled to receive all dividends distributed by the VIEs. If the VIEs and their shareholders breach their contractual obligations under those agreements, the WFOE, as the pledgee, will be entitled to certain rights, including exercising the right to enforce the pledged equity interests. Upon the fulfillment of all contract obligations by the VIEs and their shareholders, the WFOE shall release the pledged equity interests under this agreement upon the VIEs’ shareholders’ request.

Exclusive Option Agreement

Pursuant to the Equity Interest Pledge Agreement, shareholders of the VIEs have granted the WFOE or its assignees an irrevocable and exclusive right to purchase, to the extent permitted under PRC law, once or at multiple times at any time in part or in whole of their equity interests in VIEs. Without the WFOE’s prior written consent, VIEs and their shareholders shall not sell, transfer, mortgage or dispose of any assets or legal or beneficial interest in the business or revenue of the VIEs, or allow the encumbrance of any security interest. The purchase price of the optioned interests shall be RMB10.00 or adjusted based on appraisal result if an appraisal is required by the laws of China at the time when the WFOE exercises the option. The term of this agreement is 10 years and may be renewed at the WFOE’s election.

Power of Attorney

Pursuant to an irrevocable power of attorney executed by each shareholder of the VIEs, each such shareholder has appointed the WFOE as its exclusive agent and attorney to exercise such shareholders’ rights in the VIEs, including, without limitation to: 1) attending shareholders’ meeting of the VIEs; 2) exercising all the shareholders’ right and voting right, including but not limited to the sale or transfer or pledge or disposition of the VIEs’ shareholders’ equity interests in the VIEs in part or in whole; and 3) designating and appointing on behalf of the VIEs’ shareholders the legal representative, the directors, supervisor, the chief executive officer and other senior management members of the VIEs. This power of attorney shall be irrevocable and continuously valid.

Risks in relation to the VIE structure

As of December 31, 2013, the VIEs suffered accumulated deficit, which have been included in the consolidated financial statements.

As stated above, the VIEs hold assets that are important to the operation of the Group’s business, including license, related domain names and trademarks. If the VIEs fall into bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, the Group may be unable to conduct its business activities in China, which could have a material adverse effect on the Group’s future financial position, results of operations or cash flows.

However, the Group believes this is a normal business risk many companies face. The Group will continue to closely monitor the financial conditions of the VIEs. The VIEs and their subsidiaries’ assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include intangible assets, purchased property and equipment. The balances of these assets held by the VIE and its subsidiaries are included in ‘‘property and equipment, net’’ and ‘‘intangible assets, net’’ in the consolidated balance sheet and specifically in the VIE table on the following page. The unrecognized revenue-producing assets mainly consist of licenses, domain names and trademarks which are not recorded in the financial statements as they didn’t meet the recognition criteria set in ASC 350-30-25. The licenses stated above primarily consist of licenses that grant the VIE and its subsidiaries the right to operate mobile game-related business in the PRC.

The following consolidated financial information of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2012 and 2013 have been included in the accompanying consolidated financial statements:

	As of December 31,
	2012	2013
	RMB’000	RMB’000
Assets
Current assets
Cash and cash equivalents	11,706	70,759
Accounts receivable, net	5,052	76,900
Amounts due from related parties	30	56
Prepayments and other current assets	964	7,018
Deferred tax assets	—	1,262

Total current assets	17,752	155,995
Non-current assets
Equity investment	—	1,330
Property and equipment, net	2,246	8,512
Intangible assets, net	1,015	2,040
Other non-current assets	215	1,630

Total non-current assets	3,476	13,512

Total assets	21,228	169,507

	As of December 31,
	2012 RMB’000	2013 RMB’000

Current liabilities
Accounts payable	(6,867)	(75,300)
Accruals and other current liabilities	(1,555)	(9,038)
Amounts due to related parties	(7,784)	(196)
Amounts due to other subsidiaries in the Group	(16,537)	(97,126)

Total current liabilities	(32,743)	(181,660)

Total liabilities	(32,743)	(181,660)

Net liabilities	11,515	12,153

	Years ended December 31,
	2012 RMB’000	2013 RMB’000

Revenues	19,378	246,508
Net (loss)/income	(5,673)	(872)
Net cash provided by operating activities	14,670	71,758
Net cash used in investing activities	(4,076)	(11,963)
Net cash used in financing activities	(1,873)	(743)

In accordance with the VIE Arrangements, the Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. Therefore the Company considers that there is no asset of the VIEs and their subsidiaries can be used only to settle their obligations. As the consolidated VIEs were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs and their subsidiaries.

The Group believes that the VIE Arrangement entered into between the WFOE, VIEs and its shareholders are in compliance with PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the VIE Arrangement. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the VIE Arrangements and if the shareholders of VIEs were to reduce their interests in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control the VIEs also depends on the power of attorney the WFOE has to vote on all matters requiring shareholders’ approval at the VIEs’ level. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and VIE Arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or to restrict its operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;

•	impose additional conditions or requirements pursuant to which the Group may not be able to comply; or take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of the VIEs (through its equity interests in its subsidiaries) or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs and its subsidiaries. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the VIE Arrangements with its VIEs is remote.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its business through the VIEs, the Company will, if needed provide such support on a discretional basis in the future, which could expose the Company to a loss.

2.	Summary of significant accounting policies

2.1	Basis of presentation

The Group’s consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United State of America (“U.S. GAAP”).

2.2	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs for which the Company or its subsidiary is the primary beneficiary. All transactions and balances between the Company, its subsidiaries and its VIEs have been eliminated upon consolidation.

The Reorganization, as described in Note 1 has been accounted for at historical cost on the basis of the Reorganization is of entities under common control and is merely a recapitalization of the Listing Business engaged and does not result in any changes in business substance, management nor the ultimate controlling shareholder of the Listing Business engaged, before and after the Reorganization. The assets and liabilities of the VIEs are consolidated in the Company’s financial statements at carryover basis. The accompanying consolidated statements of operations and comprehensive loss and consolidated statements of cash flows include the results of operations and cash flows of the Group as if the current group structure had been in existence throughout the years ended December 31, 2012 and 2013, or since their respective dates of incorporation, whichever is the shorter. The accompanying consolidated balance sheets have been prepared to present the financial position of the Group as of December 31, 2012 and 2013 as if the current group structure had been in existence as of these dates.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement between the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with the ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Company’s obligation to absorb losses of the VIE or the right to receive benefits from the VIEs.

The WFOE and ultimately the Company holds all the variable interests of the VIEs and has been determined to be the primary beneficiary of the VIEs.

All significant transactions and balances between the Company, its subsidiaries, the VIEs and their subsidiaries have been eliminated upon consolidation.

2.3	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. The Company believes that, the estimation of income taxes, determination of share-based compensation, measurement of redemption value of redeemable preferred shares, impairment assessment of long-lived assets and intangible assets, represent critical accounting policies that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

2.4	Foreign currency translation

The Group uses the Renminbi (“RMB”) as its reporting currency. The functional currencies of the Company and its subsidiaries incorporated in Hong Kong are the United States dollar (“US$”) and the Hong Kong dollar (“HK$”), respectively, while the functional currency of the other entities and VIEs and their subsidiary in the Group is the RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company, its subsidiaries and the VIEs, which use the US$ or HK$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as other comprehensive income or loss in the statement of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gains/losses, net in the consolidated statement of operations and comprehensive loss.

2.5	Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.0537 on December 31, 2013 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

2.6	Fair value of financial instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—	Include other inputs that are directly or indirectly observable in the marketplace

Level 3—	Unobservable inputs which are supported by little or no market activity

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group’s financial instruments mainly include cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable, deferred revenue, amounts due to related parties, accrued liabilities and other current liabilities, which the carrying values approximate their fair values. Preferred share warrant liability is stated at fair value at each balance sheet date.

2.7	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

2.8	Accounts receivable

Accounts receivable are presented net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and a loss is probable and estimable. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required. As of December 31, 2012 and 2013 the Group did not have any allowance for doubtful accounts, nor had it recognized any provisions for bad debt for the years then ended.

2.9	Equity investment

The equity investment represents an investment in a privately-held company. The Group accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method.

The Group assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information. The fair value determination, particularly for investment in privately-held companies, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary.

2.10	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. Residual rate is determined based on the economic value of the equipment at the end of the estimated useful lives as a percentage of the original cost.

Estimated useful lives
Servers, computers and equipment	3 years
Furniture, fixtures and office equipment	3 years
Motor vehicles	5 years
Leasehold improvements	Shorter of lease term or 5 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.

2.11	Intangible assets

Intangible assets mainly consist of game licenses and capitalized costs for internally generated software. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over the following estimated useful lives or the term of the relevant agreement, which are as follows:

Estimated useful lives

Game licenses	1-3 years
Capitalized costs for internally generated software	1-2 years

The Group capitalized qualified costs as internally generated software pursuant to ASC 350-40, Internal Use Software. Internal and external costs incurred during the preliminary project stage are expensed as incurred. The Group capitalizes costs relating to certain activities of developing and obtaining internally generated software that occur during the application development stage, such as external direct costs of materials and services consumed in developing or obtaining the software and costs for employees who are directly associated with and who devote time to the software project (to the extent of the time spent directly on the project). Maintenance costs related to the software are expensed as incurred. The Group does not license its internally generated software to any third parties.

2.12	Impairment of long-lived assets and intangible assets

For long-lived assets including amortizable intangible assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

2.13	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under an operating lease are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the period of the lease.

2.14	Revenue recognition

Game publishing service revenue

The Group is a publisher of mobile games developed by third party game developers. The Group licenses mobile games from game developers and earns game publishing service revenue by making a localized version of the licensed games and publishing them to the game players through distribution channels, including various mobile application stores and software websites (collectively referred to as “distribution channels”), including the Group’s websites. Through the distribution channels, game players can download the mobile games to their mobile devices. The mobile games licensed by the Group include casual mobile games (also known as single-player offline mobile games) and mid- and hardcore mobile games (also known as multi-player online mobile games) which are operated under a free-to-play model whereby game players can download the games free of charge and are charged for the purchase of in-game virtual items via payment channels, such as various mobile carriers and third-party internet payment systems (collectively referred to as “payment channels”).

a. Casual mobile games

For casual mobile games, game players play the games on their own. Upon the completion of download and installation of the games to the game players’ mobile device, all functionalities of the games have been fully delivered to the devices. Players can then play the games on their device without real time connection to the Internet. At game players’ discretion, in-game virtual items may be purchased to enhance game players’ game experience. The fulfillment of in-game purchase requires connection to the mobile carriers’ network or Internet connection to the servers of payment channels at the time of purchase. Once the game players confirm their purchase requests, the payment channels send an “unlock code” to the device of the game players and then the purchased virtual items are automatically unlocked in the downloaded game. Therefore, future play and use of the purchased features do not require ongoing online connectivity or involvement of the Group and game servers are not necessary for game players to player the game or utilize the purchased in-game features or items. The Group does not have a practice or history of replacing lost games or data of offline mobile games for game players.

b. Mid- and hardcore mobile games

For mid- and hardcore mobile games, game players interact with other online players to collaborate or to compete among themselves to complete certain tasks of the games within a virtual social environment. Playing of the online mobile games requires real time internet connection to game servers, where all in-game user information is stored, including game playing contents and player’s in-game purchase data. The game application downloaded on game players’ device is similar to a portal to access the online game servers which are hosted by the game developers. Game players may purchase in-game virtual items or features via the payment channels to enhance their game-playing experience similar to offline mobile games.

(i) Principal Agent Consideration

Proceeds earned from selling in-game virtual items, in both of the licensed casual and mid- and hardcore mobile games, are shared between the Group and the game developers, with the amount paid to the developers generally calculated based on amounts paid by players, after deducting for the fees paid to the payment channels and the distribution channels, including the credit allowable for deduction for games that were downloaded through the Company’s owned platforms, multiplied by a predetermined percentage for each game.

In accordance with ASC 605-45, Revenue Recognition: Principal Agent Considerations, the Group evaluates agreements with the game developers, distribution channels and payment channels in order to determine whether or not the Group acts as the principal or as an agent in the arrangement with each party respectively, which it considers in determining if relevant revenues should be reported gross or net of the pre-determined amount of the proceeds shared with the other parties.

The determination of whether to record the revenue gross or net is based on an assessment of various factors, including but not limited to whether the Group (i) is the primary obligor in the arrangement; (ii) has general inventory risk; (iii) changes the product or performs part of the services; (iv) has latitude in establishing the selling price; (v) has involvement in the determination of product and service specifications. The assessment is performed for all of the Group’s licensed mobile games, including offline and online mobile games.

With respect to the Group’s game license arrangements entered into during the years ended December 31, 2012 and 2013, the Group considered that the (i) developers are responsible for providing the game product desired by the game players; (ii) the costs incurred by the developers to develop the games are more than the licensing costs and game localizations costs incurred by the Group; (iii) the hosting and maintenance of game servers for running the online mobile games is the responsibility of the developers, (iv and v) the developers have the right to review and approve the pricing of in-game virtual items and the specification, modification or update of the game made by the Group. The Group’s responsibilities are publishing, providing payment solution and market promotion service, and thus the Group views the game developers to be its customers and considers itself as the agent of the game developers in the arrangements with game players. Accordingly, the Group records the game publishing service revenue from these licensed games, net of amounts paid to the game developers.

As the Group is responsible for identifying, contracting with and maintaining the relationships of the distribution and payment channels, commission fees paid to the distribution channels and payment channels are included in cost of revenues and presented on a gross basis. The Group considers it is the primary obligor to the game developers for the reasons identified above as it has been given latitude by the game developers in selecting distribution and payment channels for its service to the game developers.

(ii) Timing of revenue recognition

The Group recognizes the service revenue when all four of the following criteria are met (i) persuasive evidence of an arrangement exists, (ii) service has been rendered, (iii) the selling price is fixed or determinable and (iv) the collection of the resulting receivable is reasonably assured.

a. Casual mobile games

As the Group is acting as the agent in selling the casual mobile games to game players, the Group has determined that all revenue recognition criteria are met upon players’ confirmation of the purchase request and the unlocking of the purchased virtual items. This is because the service fee earned by the Group from the developers is fixed or determinable, the fee is considered collectible and the performance by the Group has occurred once the game players purchase virtual items. The Group has no additional performance obligations to the developers in order to earn the service fee upon the completion of the corresponding in-game purchases. Therefore, the Group recognizes revenue from providing services to casual mobile game developers upon the purchase of in-game virtual items by the game players.

b. Mid- and hardcore mobile games

As the Group is acting as the agent in selling the mid- and hardcore mobile games to game players, the Group has determined that all revenue recognition criteria are met upon players’ confirmation of the purchase request although the utilization of the purchased virtual items require connection to the game servers.

The fact that the operation of the mid- and hardcore mobile games requires hosting and maintenance of online game servers would not affect the timing of revenue recognition by the Group because those obligations are the responsibilities of the game developers. Therefore, the Group recognizes revenue from providing services to mid- and hardcore mobile game developers upon the purchase of in-game virtual items by the game players as it has no further obligations to the developers in order to earn the service fee upon the completion of the corresponding in-game purchases.

The Company also hosted and maintained certain servers to collect and analyze user location, type and number of games downloaded, playing frequency and time and purchasing habits of the users of our casual and mid- and hardcore games.

Other revenues

Other revenues mainly represents the advertising revenue. The Group provides advertising placements for a specified period of time on the interface of mobile games. The Group recognizes revenues ratably over the period during which the advertising services were provided.

2.15	Cost of revenues

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate games publishing service and advertising revenue. Such costs are recorded as incurred.

The Group records the fees paid to payment and distribution channels in cost of revenues.

In addition, cost of revenues also includes (i) bandwidth costs, (ii) rental of office, depreciation and amortization expense for servers and other equipment and intangibles directly related to operating the games, (iii) personnel expenses such as salary and welfare expenses and share-based compensation, (iv) business taxes and related surcharges, and (v) other costs.

2.16	Research and development costs

Research and development costs consist primarily of (i) salary and benefits for the Group’s research and development personnel, and (ii) rental and depreciation of office premise and servers utilized by the research and development personnel.

Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

2.17	Sales and marketing expenses

Sales and marketing expenses are comprised primarily of salary, share-based compensation expenses, and benefits of sales and marketing personnel and advertising and market promotion expenses. The advertising and market promotion expenses amounted to approximately RMB2,779,000 and RMB27,905,000 during the years ended December 31, 2012 and 2013, respectively.

2.18	General and administrative expenses

General and administrative expenses consist primarily of salary and benefits, including share-based compensation for general and administrative personnel, professional service fees, legal expenses and other administrative expenses.

2.19	Government subsidies

Subsidies from the government are recognized at their fair value where there is a reasonable assurance that the subsidies will be received and the Group will comply with all attached conditions.

General-use subsidies which are not subject to any conditions or specific use requirements are recorded in profit or loss as other income in the consolidated statements.

Government subsidies relating to property, plant and equipment are included in other current liabilities as deferred government grants and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

2.20	Share-based compensation

All share-based awards to employees and directors, including share options and ordinary shares awards are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

The Group uses the binominal option pricing model to determine the fair value of share options and account for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and share option exercise behavior, risk-free interest rates and expected dividends. The use of the Binomial option-pricing model requires extensive actual employee exercise behavior data for the relative probability estimation purposes, and a number of complex assumptions.

If a share-based award is modified after the grant date, the Group evaluates for such modifications in accordance with ASC 718 Compensation—Stock Compensation and the modification is determined to be a probable-to-probable (Type 1) modification, additional compensation expenses are recognized in an amount equal to the excess of the fair value of the modified equity instrument over the fair value of the original equity instrument immediately before modification. The additional compensation expenses are recognized immediately on the date of modification or over the remaining requisite service period, depending on the vesting status of the award. The total recognized compensation cost for an equity award will at least equal to the fair value of the award at the grant date.

2.21	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statements of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

2.22	Uncertain tax positions

Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statements of operations and comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2012 and 2013. As of December 31, 2012 and 2013, the Group did not have any significant unrecognized uncertain tax positions.

2.23	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.

Employee social security and welfare benefits included as expenses in the accompanying statements of operations and comprehensive loss amounted to RMB1,106,000, and RMB3,125,000, for the years ended December 31, 2012 and 2013, respectively.

2.24	Ordinary shares

The Company accounts for repurchased ordinary shares under the cost method and include such treasury stock as a component of the ordinary sharesholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares and retained earnings/(accumulated deficit), as applicable. An excess of purchase price over par value charged entirely to retained earnings/(accumulated deficit).

2.25	Freestanding preferred share warrants

The freestanding warrants, which are related to shares that are redeemable, are classified as liabilities on its consolidated balance sheets. The warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of other gain/(loss) – net. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants.

2.26	Statutory reserves

The Group’s subsidiaries and VIEs established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Group’s subsidiaries registered as wholly-owned foreign enterprises have to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”) to reserve funds including general reserve fund, and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the entity. Appropriation to the staff bonus and welfare fund is at the entity’s discretion.

In addition, in accordance with the Company Laws of the PRC, the VIEs of the Company registered as PRC domestic companies must make appropriations from its after-tax profit as determined under PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the entity. Appropriation to the discretionary surplus fund is made at the discretion of the entity.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increasing capital of the respective companies. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to staff and for the collective welfare of employees. All these reserves are not allowed to be transferred to the entity in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

2.27	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation. See also Note 17 for further information.

2.28	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2012 and 2013, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

2.29	Earnings/(loss) per share

Basic earnings/(loss) per share is computed by dividing net earnings/(loss) attributable to ordinary shareholders, considering the accretion of redemption feature of the convertible redeemable preferred shares as well as any deemed dividends to preferred shareholders and Li Meiping Ordinary Shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted earnings/(loss) per share is calculated by dividing net earnings/(loss) attributable to ordinary shareholders, as adjusted for the effect of the assumed conversion of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per shares calculation when inclusion of such share would be anti-dilutive.

2.30	Comprehensive income/(loss)

Comprehensive loss is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. The Group has recognized foreign currency translation adjustments as other comprehensive income/(loss) in the consolidated statements of operations and comprehensive loss.

2.31	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has internal reporting of cost and expenses that does not distinguish between segments, and reports costs and expenses by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Hence, the Group has only one operating segment. As the Group’s long-lived assets and revenues are substantially located in and derived from the PRC, no geographical segments are presented.

2.32	Recently issued accounting pronouncements

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, which is an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carry forward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

3.	Concentration and risk

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, accounts receivable and amount due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

As of December 31, 2012 and 2013, except for cash of US$867,000 and US$17,773,000 cash that was placed with a bank incorporated in the United States, respectively, all other cash and cash equivalents of the Group were held by major banks located in the PRC which management believes are of high credit quality. PRC does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in PRC and the Group believes that those banks in PRC that hold the Group’s cash and cash equivalents are financially sound based on public available information.

For accounts receivable, a large portion of game revenues is derived from the co-operative arrangements with three mobile carriers in the PRC. If the strategic relationship with the mobile carriers is terminated or scaled-back; or if the mobile carriers alter the co-operative arrangements; or if they experience financial difficulties in paying us, the Group’s game revenues might be adversely affected in terms of recoverability of receivables.

To manage this risk, the Group maintains frequent communication with the mobile carriers to ensure the co-operation is effective. In view of the history of co-operation with the mobile carriers and the sound collection history of receivables due from them, management believes that the credit risk inherent in the Group’s outstanding accounts receivable balances from these mobile carriers is low.

The accounts receivable from three mobile carriers in the PRC represented over 10% of accounts receivable balances as of December 31, 2012 and 2013 as follows:

	As of December 31,
	2012	2013

Mobile telecom operator 1	75%	60%
Mobile telecom operator 2	12%	20%
Mobile telecom operator 3	*	17%

*	Less than 10%

For other receivables included in prepayments and other current assets/other non-current assets and amount due from related parties, management makes periodic collective assessments as well as individual assessment on their recoverability of other receivables based on historical settlement records and past experience. The directors of the Company believe that there is no material credit risk inherent in the Group’s outstanding balance of those other receivables.

Concentration of game revenues

The Group depends on the success of a limited number of mobile games to generate revenue. The top 5 games account for 99% and 95% of the total game revenues for the years ended December 31, 2012 and 2013, respectively.

The following table summarizes the games that account for more than 10% of the Group’s game revenues:

	As of December 31,
	2012	2013

Game 1	*	42%
Game 2	60%	33%
Game 3	*	11%
Game 4	20%	*
Game 5	12%	*

*	Less than 10%

The developer of Game 2 purchased approximately 2.6% of the Company’s ordinary shares in April 2013. This developer does not have significant influence over the Group.

Currency convertibility risk

The PRC government imposes controls on the convertibility of the RMB into foreign currencies. The Group’s cash and cash equivalents denominated in the RMB that are subject to such government controls amounted to RMB11,916,000 and RMB71,163,000 as of December 31, 2012 and 2013, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than the RMB by the Group in the PRC must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Liquidity

The Group had an accumulated deficit of RMB322,619,000 as December 31, 2013. The net cash (used in)/provided by operating activities was approximately RMB(3,651,000) and RMB57,693,000 for the years ended December 31, 2012 and 2013, respectively.

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

The Group believes its current cash balance will be sufficient to meet the Group’s operating cash needs for the period of twelve months from the balance sheet date.

4.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash and cash equivalents as of December 31, 2012 and 2013 primarily consist of the following currencies:

Cash and cash equivalents are denominated in the following currencies:

	As of December 31,
	2012	2013
	RMB’000	RMB’000

RMB	11,916	71,163
US$	19,449	108,495

Total	31,365	179,658

5.	Prepayments and other current assets/Other non-current assets

	As of December 31,
	2012	2013
	RMB’000	RMB’000

Current portion:
Prepaid advertising expenses	127	2,430
Loans to employees	192	1,380
Office rental deposits	506	1,617
Others	499	1,651

	1,324	7,078

Non-current portion:
Loans to employees	215	1,630

Total	1,539	8,708

6.	Property and equipment, net

Property and equipment consists of the following:

	As of December 31,
	2012	2013
	RMB’000	RMB’000
Gross carrying amount:
Servers, computers and equipment	1,885	5,338
Furniture, fixtures and office equipment	424	1,087
Leasehold improvements	426	4,227
Motor vehicles	—	214

Total of gross carrying amount	2,735	10,866
Less: accumulated depreciation	(528)	(2,182)

Property and equipment, net	2,207	8,684

Depreciation expense for the years ended December 31, 2012 and 2013 were RMB428,000 and RMB1,788,000, respectively.

7.	Intangible assets, net

The following table summarizes the Group’s intangible assets:

	As of December 31,
	2012	2013
	RMB’000	RMB’000

Gross carrying amount:
Game licenses	2,041	4,561
Capitalized development costs for internal use software	125	620

Total of gross carrying amount	2,166	5,181
Less: accumulated amortization	(1,151)	(3,141)

Intangible assets, net	1,015	2,040

Amortization expense for the years ended December 31, 2012 and 2013 were RMB1,151,000 and RMB1,990,000, respectively.

The estimated amortization expenses for each of the following years are as follows:

RMB’000

2014	1,470
2015	570

The weighted average amortization periods of intangible assets as of December 31, 2012 and 2013 are as below:

	As of December 31,
	2012	2013
	(years)	(years)

Game licenses	1.2	1.4
Capitalized research and development costs	1.5	1.5

8.	Accruals and other current liabilities

	As of December 31,
	2012	2013
	RMB’000	RMB’000

Accrued salaries and welfare	970	4,991
Business and other taxes payables (Note)	1,427	14,191
Deposits from advertising customers	108	—
Government subsidies	60	780
Others	54	838

Total	2,619	20,800

Note: Other business and other tax payables include business taxes, value-added taxes and withholding taxes for the content fees paid/payable to the overseas game developers.

9.	Cost of revenues

	For the year ended December 31,
	2012	2013
	RMB’000	RMB’000

Payment processing cost	4,641	92,738
Distribution channel cost	1,623	31,317
Salaries and welfare	2,944	9,379
Business tax and surcharges	864	8,015
Outsource costs	2,280	8,026
Bandwidth costs	322	3,171
Depreciation and amortization	199	655
Other costs	1,720	2,597

Total	14,593	155,898

10.	Other gains – net

	For the year ended December 31,
	2012	2013
	RMB’000	RMB’000

Fair value change of preferred share warrant liability	(564)	(514)
Government subsidies	1,600	1,040
Loss on disposals of property and equipment	(1)	(208)
Others	(89)	(212)

Total	946	106

11.	Income tax

(i) Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiary are not subject to tax on income or capital gains. Upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii) Hong Kong profit tax

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% on the estimated assessable profits for each of the years ended December 31, 2012 and 2013. No Hong Kong profits tax has been provided for as the Group’s subsidiary has no assessable profit arising in Hong Kong.

(iii) PRC Corporate Income Tax (“CIT”)

The income tax provision of the Group in respect of operations in the PRC has been calculated at the tax rate of 25% on the estimated assessable profits, based on the existing legislation, interpretations and practices in respect thereof.

Shenzhen iDreamSky was approved as newly established software enterprise in June 2013, and according to tax regulations and other relevant rules, Shenzhen iDreamSky can be exempted from CIT for two years, followed by a 50% reduction in the applicable tax rates for the next three years, commencing from the first year of profitable operation after offsetting tax losses generated from prior years. Shenzhen iDreamSky is in the process of applying for this preferential tax treatment with the relevant tax bureau. In addition, Shenzhen Chung Meng was further approved as a high and new technology enterprise in October 2013, and it is subject to a reduced preferential CIT rate of 15% for 3-year period from 2013 to 2015 according to the applicable tax preference in relating to the High and New Technology Enterprise.

Other PRC subsidiaries, VIEs and VIEs’ subsidiaries of the Group are subject to the statutory income tax rate of 25%.

(iv) PRC withholding tax (“WHT”)

According to the applicable PRC tax regulations, dividends distributed by a company established in the PRC to a foreign investor with respect to profits derived after January 1, 2008 are generally subject to a 10% WHT. If a foreign investor incorporated in Hong Kong meets the conditions and requirements under the double taxation treaty arrangement entered into between the PRC and Hong Kong, the relevant withholding tax rate will be reduced from 10% to 5%.

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive loss are as follows:

	As of December 31,
	2012	2013
	RMB’000	RMB’000

Current income tax expense	—	(7,436)
Deferred income tax benefit	—	1,262

Income tax expense for the year	—	(6,174)

The reconciliation of total tax expense computed by applying the statutory income tax rate to pre-tax loss is as follows:

	As of December 31,
	2012	2013

PRC statutory income tax rate	25%	25%

Effects of change in valuation allowance	(25%)	(7%)

Effective income tax rate	—	18%

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2012 and 2013 are as follows:

	As of December 31,
	2012	2013
	RMB’000	RMB’000
Deferred tax assets, current
Accrued expense and others not currently deductible for tax purposes	—	1,262
Tax loss carried forward	—	—
Valuation allowance	—	—

Total current deferred tax assets, net	—	1,262

Deferred tax assets, non-current
Tax loss carried forward	2,435	1,190
Valuation allowance	(2,435)	(1,190)

Total non-current deferred tax assets, net	—	—

Movement of valuation allowance is as follow:

	Year ended December 31,
	2012	2013
	RMB’000	RMB’000

Beginning balance	1,303	2,435
Additions	1,132	1,023
Reversal	—	(2,268)

Ending balance	2,435	1,190

The Group operates through multiple subsidiaries and VIEs and the valuation allowance is considered for each subsidiary and VIE on an individual basis. As of December 31, 2012 and 2013, for those companies within the Group, which were still in loss position, the Group provided full valuation allowance against their deferred income tax. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

In 2013, certain companies within the Group recorded a net profit and offset the previously tax loss, the relevant deferred tax assets caused by tax loss of these companies decreased accordingly in 2013. In addition, Shenzhen iDreamSky was approved as newly established software enterprise in June 2013 and can be exempted from CIT for two years from the first profitable year after offsetting tax losses generated from prior years, the CIT rate of Shenzhen iDreamSky for the year of recovery of the tax loss will be zero. Therefore, the amount of deferred tax assets of Shenzhen iDreamSky caused by tax loss was zero as of December 31, 2013. As a result of above, the allowance of the relevant deferred tax assets was reversed in 2013.

As of December 31, 2013, the Group had tax loss carry forwards of approximately RMB4,761,000, which can be carried forward to offset future taxable income. The net operating tax loss carry forwards will begin to expire as follows:

Year	RMB’000

2017	671
2018	4,090

Total	4,761

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2009 to 2013 remain subject to examination by the tax authorities.

12.	Ordinary shares

The Company’s Memorandum and Articles of Association authorized the Company to issue 461,500,000 and 409,472,700 ordinary shares at US$0.0001 par value as of December 31, 2012 and 2013, respectively. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.

As of December 31, 2012 and 2013, there were 54,000,000 and 41,032,120 ordinary shares outstanding, respectively.

Repurchases

In connection with the September 2013 issuance of the Series C and Series A-1 Preferred Shares, the Company repurchased 1,707,880 ordinary shares from Mr. Chen for a total consideration of US$720,000. The price paid for each ordinary share was US$0.42158 which approximated the then fair value. The ordinary shares repurchased were immediately cancelled by the Company.

Ordinary shares held by Mr. Li Meiping through his wholly owned subsidiary – Huaxiu Investment

In the situation of liquidation (including that caused by deemed liquidation events mentioned in Note 13 below), out of the ordinary shares outstanding during 2012, 11,260,000 ordinary shares held by Mr. Li Meiping (“Li Meiping Ordinary Shares”) have the same redemption right and liquidation preference of Series A Preferred Shares of US$0.0467 (equivalent to RMB0.293) per share, which is after series C, series B-1 and series B convertible redeemable preferred shares, but prior to other ordinary shares. As a result, the ordinary shares held by Mr. Li Meiping were accounted for as mezzanine equity of the Company.

Before the Reorganization, Mr. Li Meiping was one of the investors of Shenzhen Chuang Mei, the aforesaid liquidation preference was additionally granted to Li Meiping Ordinary Shares in the Reorganization. The increase in fair value of Li Meiping Ordinary Shares of US$48,000 (equivalent to RMB300,000) caused by such additional liquidation preference at the time of Reorganization was accounted for as deemed dividend to Li Meiping Ordinary Shares.

Li Meiping Ordinary Shares were repurchased by the Company in September 2013 for US$0.4216 per share and were then cancelled. The excess amount of the repurchase price over the carrying amount of the ordinary shares held by Mr. Li Meiping was accounted for as deemed dividend to Mr. Li Meiping of US$4,747,000 (equivalent to RMB29,075,000).

13.	Convertible and redeemable preferred shares

During the Reorganization in April 2012, the Company issued 13,500,000 Series A Preferred Shares, for a consideration of US$950,254 (equivalent to RMB6,000,000) to the related parties of Legend Star, which was one of the original investors of Shenzhen iDreamSky. The liquidation preference and other rights were additionally granted to the holders of Series A Preferred Shares compared to the other owners of Shenzhen iDreamSky in Reorganization, therefore, the increase in fair value of Series A Preferred Shares of RMB540,000 caused by such additional liquidation preference and other rights at the time of Reorganization was accounted for as deemed dividend to Series A Preferred Shares.

In May 2012, the Company issued 25,000,000 series B convertible and redeemable preferred shares (“Series B Preferred Shares”) and warrants to certain third party private equity investors (“Series B Preferred Shares Investors”) for an aggregated price of US$6,000,000. The warrants were initially measured at fair value, and the excess amount of cash proceeds of the Series B Preferred Shares over the initial fair value of the warrants was allocated to the Series B Preferred Shares.

In July 2013, the Company issued 11,111,100 series B-1 convertible and redeemable preferred shares (“Series B-1 Preferred Shares”) for a consideration of US$4,000,000 upon exercise of the aforesaid warrants.

In September 2013, the Company issued 19,717,880 series A-1 convertible redeemable preferred shares (“Series A-1 Preferred Shares”) and 27,948,320 series C convertible and redeemable preferred shares (“Series C Preferred Shares”) for an aggregate cash consideration of US$8,312,593 and US$13,413,050, respectively.

Series A Preferred Shares, Series A-1 Preferred Shares, Series B Preferred Shares, Series B-1 Preferred Shares and Series C Preferred Shares are collectively referred to as the “Preferred Shares”.

As of December 31, 2012 and 2013, the Preferred Shares comprised the following:

Series	Issuance date	Share issued and outstanding	Issuance price per share (US$)	Proceeds from issuance, net of Issuance Costs (US$’000)	Proceeds from issuance, net of Issuance Costs (RMB’000)	Carrying amount as at December 31, 2012 (RMB’000)	Carrying amount as at December 31, 2013 (RMB’000)

Series A	May 3, 2012	6,750,000	0.0704	950	6,000	6,540	3,270
Series A-1	Sep 9, 2013	19,717,880	0.4216	8,313	51,452	—	51,452
Series B (Note (i))	May 3, 2012	25,000,000	0.2400	5,695	35,673	54,238	159,757
Series B-1	July 4, 2013	11,111,100	0.3600	4,000	24,648	—	71,962
Series C	Sep 30, 2013	27,948,320	0.4800	12,288	75,937	—	184,223

Note:

(i)	The proceeds included the fair value allocated to warrants granted to Series B Preferred Shares Investors as of the issuance date.

All Preferred Shares’ par value is US$0.0001. The rights, preferences and privileges of the Preferred Shares are as follows:

Conversion

Each Preferred Share is convertible, at the option of the holder, at any time after the date of issuance of such Preferred Shares into a number of ordinary shares according to a conversion price. Each share of Series A, Series A-1, Series B, Series B-1, Series C Preferred Shares is convertible into one ordinary share and is subject to adjustments for certain events, including but not limited to additional equity securities issuance, share dividends, subdivisions, redemptions, combinations, or consolidation of ordinary shares. The conversion price is also subject to adjustment in the event the Company issues additional shares at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution.

Each Preferred Share is automatically converted into ordinary shares at the then effective conversion price with respect to such Preferred Share (i) at the closing of a qualified initial public offering (“Qualified IPO”), or (ii) at the election of a required percentage of the relevant holders of Preferred Shares (each voting or consenting as a separate class, for Series A and Series A-1 Preferred Shares, the required percentage is 60%, for Series B, Series B-1 and Series C Preferred Shares, the required percentage is 2/3).

In the issuance of Series A and Series B Preferred Shares in May 2012, the Qualified IPO is defined as meaning a firm commitment underwritten registered public offering by the Company of its ordinary shares (or securities of the Company representing the ordinary shares) pursuant to a registration statement that is filed with and declared effective in accordance with relevant securities laws of any jurisdiction on an internationally recognized stock exchange acceptable to then preferred shareholders at a public offering price per share (prior to customary underwriters’ commissions and expenses) that values the Company at least US$200,000,000, and resulting in not less than US$20,000,000 in proceeds to the Company, before deduction of underwriting discounts and registration expenses.

Subsequent to the issuance of Series A-1 and Series C Preferred Share in September 2013, the Qualified IPO was redefined to mean a firm commitment underwritten registered initial public offering by the Company of its ordinary shares (or securities of the Company representing the ordinary shares) on The Stock Exchange of Hong Kong Limited, NASDAQ, New York Stock Exchange or other internationally recognized stock exchange, as approved by the shareholders in accordance with these Articles and the Shareholders Agreement, pursuant to a registration statement that is filed with and declared effective in accordance with the securities laws of relevant jurisdiction (i) at a public offering price per share (prior to customary underwriters’ commissions and expenses) that values the Company at least US$200,000,000 on a fully diluted basis immediately following the completion of such offering, and (ii) resulting in not less than US$50,000,000 in proceeds to the Company (net of underwriting discounts and registration expenses).

The change in the definition of “Qualified IPO” has no impact on the consolidated financial statements of the Group in 2012 and 2013.

Redemption Right

Upon the occurrence of deemed liquidation events, the Company will be required to redeem all of the then outstanding Preferred Shares from their holders. The deemed liquidation events includes (a) a sale, lease, transfer or other disposition, in a single transaction or series of related transaction, of all or substantially all of the assets of the Group; (b) a transfer or an exclusive licensing, in a single transaction or series of related transactions, of all or substantially all of the intellectual property of the Group; (c) a sale, transfer or other disposition of a majority of the issued and outstanding share capital of the Company or a majority of the voting power of the Company; (d) a merger, consolidation, amalgamation or acquisition of the Group by a third party, or any other corporate reorganization or scheme of arrangement or other business combination of the Group with or into any other business entity in which the shareholders of the Company immediately after such merger, consolidation or business combination hold shares representing less than a majority of the voting power of the outstanding share capital of the surviving business entity, and etc.

Upon and after the occurrence of any redemption trigger event (“Redemption Trigger”, defined as below) and prior to a Qualified IPO, the holders of 2/3 of the then-outstanding Series C Preferred Shares may require the Company to redeem all of the then outstanding Series C Preferred Shares. Redemption Trigger means any of the following events: (A) the Company has not completed a Qualified IPO by September 10, 2018; (B) the redemption of any other class of Preferred Shares; (C) any material breach of representations, warranties, covenants or undertakings by the Group or Mr. Chen under the subscription agreement of Series C Preferred Shares; (D) resignation by any of the key employees as an employee of the Company; and (E) change of core business.

Beginning on or after the date that is six years after the respective issuance dates of Series B Shares and Series B-1 Shares, at any time and from time to time prior to a Qualified IPO or upon the redemption of any other class of Preferred Shares, the holders of 2/3 then-outstanding Series B Shares and Series B-1 Shares may require the Company to redeem all of the then outstanding Series B Shares and Series B-1 Shares.

The redemption price for Series C Preferred Share is equal to the original issue price (adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers) plus a 8% compounded annual return, plus all declared but unpaid dividends thereon up to the date of redemption.

The redemption price for Series B Share or Series B-1 Share is equal to the greater of: (1) the their respective issue price (adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers) plus a 8% compounded annual return, plus all declared but unpaid dividends thereon up to the date of redemption; and (2) their fair market value, which is to be determined by independent appraisal, exclusive of liquidity or minority ownership discounts, performed by an independent third party mutually agreed by the holders of Series B or Series B-1 Preferred Shares (as the case may be) and the Company.

The redemption price for Series A Share and Series A-1 Share is equal to their original respective issue price (adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers) plus all declared but unpaid dividends thereon up to the date of redemption.

In the situation of the redemption, the payment of redemption price should be paid to the holders of the Series C Preferred Shares first, and then to the holders of the Series B and Series B-1 Preferred Shares, and then to the holders of Series A and Series A-1 Preferred Shares.

Dividends

Each holder of Preferred Shares (including Series A, Series A-1, Series B, Series B-1 and Series C Preferred Shares) shall be entitled to receive non-cumulative dividends at the rate of 8% of their respective issue price per annum (as adjusted for share split, consolidation, dividend, recapitalization and other similar transactions) (“8% Preferential Dividends”) when and if declared by the board of the directors.

After the 8% Preferential Dividends have been paid in full or declared, any additional dividends may be declared for the ordinary shares and, if such additional dividends are declared, then such additional dividends shall be declared pro rata on the ordinary shares and Preferred Shares on an as-converted basis.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company or any deemed liquidation event (e.g., change in control), the holders of Series A, Series A-1, Series B, Series B-1 and Series C Preferred Shares are entitled to receive an amount per share equal to 100% of the original issuance price plus all dividends accrued, or declared and unpaid.

If the assets and funds distributed among the holders are insufficient to permit the payment of the full preferential amounts, then the holders of Series C Preferred Shares shall be entitled to be paid first, followed in sequence by Series B-1, Series B, Series A-1 and Series A Preferred Shares. After payment of the full amounts from above, the remaining assets of the Company available for distribution shall be distributed ratably among the holders of preferred shares and ordinary shares in proportion to the number of outstanding shares held by each holder on an as converted basis.

Voting rights

Each Preferred Share conveys the right to the shareholder of one vote for each ordinary share upon conversion.

The Company has determined that, as of December 31, 2012 and 2013, the Series A and Series A-1 Preferred Shares should be classified as mezzanine equity since certain deemed liquidation events (such as change of control of the Company) which give the redemption right to relevant holders are not within the control of the Company. In addition, the Company has also determined that the Series B, Series B-1 and Series C Preferred Shares should be classified as mezzanine equity since such preferred shares are contingently redeemable by the holders in the event that a qualified initial public offering has not occurred and the Preferred Shares have not been converted as of the redemption date.

The Company assessed beneficial conversion features attributable to the Preferred Shares and determined that there was no beneficial conversion feature related to the Preferred Shares.

The Company determined that there were no embedded derivatives requiring bifurcation as the economic characteristics and risks of the conversion and redemption features embedded derivative instrument are clearly and closely related to that of the Preferred Shares. The Preferred Shares are not readily convertible into cash as there is no market mechanism in place for trading its shares.

Modification

Before the issuance of Series A-1 and Series C Preferred Shares, there were no preferential dividend rights to the holders of Series A, Series B and Series B-1 Preferred Shares. Upon issuance of Series A-1 and Series C Preferred Shares in September 2013, each holder of Preferred Share (including Series A, Series B and Series B-1 Preferred Shares) became entitled to receive aforesaid 8% Preferential Dividends when and if declared by the board of the directors. The Company concluded such amendment is a modification of the terms of the Series A, Series B and Series B-1 Preferred Shares. The incremental value received by Series A, Series B and Series B Preferred Shareholders was insignificant. In addition, no accounting recognition was required as such modification was a transfer of value between the holders of Preferred Shares.

Repurchase of Series A Preferred Shares

Concurrently with issuance of Series A-1 and Series C Preferred Shares in September 2013, the Company repurchased 6,750,000 Series A Preferred Shares at the same issuance price of Series A-1 Preferred Shares, total US$2,845,593. The RMB14,402,000 excess amount of the repurchase consideration over the carrying amount of Series A Preferred Shares was accounted for as deemed dividend to Series A preferred shareholders.

Accretion

(1) Series A and Series A-1 Preferred Shares

The Company has classified the Series A and Series A-1 Preferred Shares as mezzanine equity since certain deemed liquidation events which give the redemption right to relevant holders are not within the control of the Company. The Company concluded that the occurrence of the aforesaid deemed liquidation events are not probable; therefore, subsequent adjustment of the amount of Series A and Series A-1 Preferred Shares presented in Mezzanine equity is not required.

(2) Series B, Series B-1 and Series C Preferred Shares

Due to the redemption features described above, the Company classified Series B, Series B-1 and Series C Preferred Shares in the mezzanine equity section of the consolidated balance sheets. The Company recognizes the changes in the redemption value immediately as they occur and adjust their respective carrying amounts to equal the redemption value at the end of each reporting period. The fair market value of the Series B, Series B-1 and Series C Preferred Shares was greater than their original purchase price as of December 31, 2012 and 2013. As a result, the Company recorded accretion to the redemption value immediately and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. Upon the closing of this offering, all the Preferred Shares will convert into ordinary shares and this preferred shares redemption value accretion will cease. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges were recorded by increasing accumulated deficit.

The following table sets forth the changes of Series A, Series A-1, Series B, Series B-1 and Series C Preferred Shares for years ended December 31, 2012 and 2013:

Series A Preferred Shares	Year ended December 31
	2012	2013
	RMB’000	RMB’000

Beginning balance	—	6,540
Issuance of preferred shares	6,000	—
Deemed dividend	540
Repurchased by the Company	—	(3,270)

Ending balance	6,540	3,270

Series A-1 Preferred Shares	Year ended December 31
	2012	2013
	RMB’000	RMB’000

Beginning balance	—	—
Issuance of preferred shares	—	51,452

Ending balance	—	51,452

Series B Preferred Shares	Year ended December 31
	2012	2013
	RMB’000	RMB’000

Beginning balance	—	54,238
Issuance of preferred shares	37,681	—
Less: issuance costs	(2,008)	—
Less: warrants to Series B Preferred Shares Investors	(4,243)	—
Accretion to redemption value	22,870	108,776
Exchange difference	(62)	(3,257)

Ending balance	54,238	159,757

Series B-1 Preferred Shares	Year ended December 31
	2012	2013
	RMB’000	RMB’000

Beginning balance	—	—
Issuance of preferred shares	—	24,648
Transfer from preferred share warrant liability	—	5,232
Accretion to redemption value	—	43,042
Exchange difference	—	(960)

Ending balance	—	71,962

Series C Preferred Shares	Year ended December 31
	2012	2013
	RMB’000	RMB’000

Beginning balance	—	—
Issuance of preferred shares	—	82,898
Less: issuance costs (Note (a))	—	(6,961)
Accretion to redemption value	—	110,964
Exchange difference	—	(2,678)

Ending balance	—	184,223

Note (a):

The Company issued the Series A-1 and Series C Preferred Shares on the same date, and all the proceeds from issuance of Series A-1 Preferred Shares were used by the Company to repurchase 50% of the Series A Preferred Shares, all Li Meiping Ordinary Shares, and certain ordinary shares held by Mr. Chen at the same issuance price of Series A-1 Preferred Shares, therefore, the Company considered that it is more appropriate to allocate all the issuance cost to Series C Preferred Shares as the issuance of Series A-1 Preferred Shares and repurchase of Series A Preferred Shares, Li Meiping Ordinary Shares and certain ordinary shares were in substance a shareholders’ transaction.

The Company has used the discounted cash flow method to determine the underlying equity fair value of the Company and adopted equity allocation method to determine the fair value of the Preferred Shares as of the date of issuance and at each of the reporting dates. Key assumptions are set as below:

	As of December 31
	2012	2013

Risk-free interest rate	0.91%	1.64%
Volatility	52.0%	46.0%
Dividend yield	—	—
Discount rate	28.2%	27.6%

The Company estimated the risk-free interest rate based on the yield of US Treasury Strips with a maturity life equal to period from the respective appraisal dates to expected liquidation date. Volatility was estimated at the dates of appraisal based on average of historical volatilities of the comparable companies in the same industry for a period from the respective appraisal dates to expected liquidation date. The Company has no history or expectation of paying dividend on the Preferred Shares. Discount rate was estimated by weighted average cost of capital as of each appraisal date. In addition to the assumptions adopted above, the Company’s projections of future performance were also factored into the determination of the fair value of Preferred Shares on each appraisal date.

14.	Warrants

As mentioned in Note 13, in conjunction with the issuance of the Series B Preferred Shares, the Company also granted warrants (“Warrants – Series B-1”) to the investors of Series B Preferred Shares to acquire 11,111,100 shares of Series B-1 Preferred Shares at an aggregate cash consideration of US$4,000,000. The Warrants – Series B-1 was exercisable at any time during the period commencing on the issuance of such warrants and expiring on the later of (i) twelve (12) months after the issuance of such warrants Closing, or (ii) at the next round of the Company’s financing.

Warrants – Series B-1 were classified as liability in the consolidated balance sheet as of December 31, 2012 because Series B-1 Preferred Shares, as the settlement of Warrants – Series B-1, were redeemable. They are re-measured to fair value at each balance date. The Warrants – Series B-1 were exercised in July 2013.

The fair value of Warrants – Series B-1 on issuance date and the subsequent balance sheet was estimated on the basis of binomial option pricing model with the following assumptions:

	Issuance date	December 31, 2012	Exercise date

Fair value of Warrants – Series B-1
- US$’000	670	766	849
- RMB’000	4,243	4,815	5,232
Risk-free interest rate	0.27%	0.22%	0.09%
Volatility	51.62%	42.75%	41.37%
Dividend yield	—	—	—
Discount rate	28.9%	28.2%	27.6%

Movement of Warrants – Series B-1 for years ended December 31, 2012 and 2013 is as follow:

	Year ended December 31
	2012	2013
	RMB’000	RMB’000

Beginning balance	—	4,815
Issuance of Warrants – Series B-1	4,243	—
Fair value change	564	514
Exercise of Warrants – Series B-1	—	(5,232)
Exchange difference	8	(97)

Ending balance	4,815	—

15.	Share-based payments

Share options of Shenzhen iDreamSky

Before the Reorganization, 2,030,000 share options were granted to the employees in June 2011 through individually signed share option agreements, respectively, to allow the employees to acquire the equity interest in Shenzhen iDreamSky at a price of RMB 1 for each share. The granted 2,030,000 share options represented 6.77% equity interest in Shenzhen iDreamSky on a fully diluted basis as its total number of shares (including those reserved for share option purpose) was assumed to be 30,000,000 shares.

The aforesaid Shenzhen iDreamSky share options will vest over a four year service period on a straight-line basis.

In April 2012, shortly after the establishment of the Company, the aforesaid Shenzhen iDreamSky share options were terminated and cancelled as agreed by Shenzhen iDreamSky and the relevant employees. In addition, the Company granted the share options of the Company to some of the aforesaid employees in July 2012. The cancelation of Shenzhen iDreamSky share options and the grant of new share options of the Company to the same employee was accounted for as modification of the original granted Shenzhen iDreamSky share options. There was no incremental value to the employee in the aforesaid modification, and therefore, no additional share-based compensation expense was recognized. For those employees who did not receive the new share options of the Company, the cancelation of Shenzhen iDreamSky share options resulted that the Group immediately recorded the remaining share-based compensation expense of RMB815,000 related to those share options.

Share incentive plan of the Company

On July 31, 2012, the board of directors of the Company formally approved a share incentive plan, which permits the grant of share options and restricted or unrestricted ordinary shares up to 7,500,000 shares, to any eligible persons, as determined by the board. The contractual life of each share option under this share incentive plan is 10 years. According to the board resolution as of July 4, 2013, the share limit of aforesaid share incentive plan changed from 7,500,000 shares to 10,247,250 shares.

In the event of the grant of share options, the exercise price of the option is not less than the greater of (1) the par value of the ordinary shares, (2) 100% of the fair market value of the ordinary shares on the date of grant, or (3)110% of the fair market value of the ordinary shares on the date of grant in the case of any person who owns shares possessing more than 10% of the total combined voting power of all classes of shares of the Company. To the extent required to satisfy applicable securities laws and certain events, share option (except share option granted to an officer, director, or consultant of the Company or any of its affiliates) shall vest and become exercisable at a rate of no less than 20% per year over five years after the date the share option is granted.

In the event of the grant of restricted shares, the purchase price is not less than the greater of (1) the par value of the ordinary shares, (2) 85% of the fair market value of the ordinary shares on the date of grant or at the time the purchase is consummated; or (3) 100% of the fair market value of the ordinary shares on the date of grant, or at the time the purchase is consummated, in the case of any person who owns shares possessing more than 10% of the total combined voting power of all classes of shares of the Company. To the extent required to satisfy applicable securities laws, the restrictions imposed on the ordinary shares (other than that granted to an officer, director, or consultant of the Company or any of its affiliates) shall lapse as to such shares at a rate of at least 20% of the shares per year over the five years after the date the restricted share is granted.

The Company has the right (but not the obligation) (“Call Right”) to repurchase in one or more transactions in connection with the grantee’s termination of employment by or services to the Group, and the relevant grantee shall be obligated to sell any of the shares acquired through the aforesaid share options or restricted shares at a repurchase price. The repurchase price means, (i) in the event of the repurchase of restricted shares, the lesser of (a) the price paid by the grantee to acquire such restricted shares or (b) the fair market value of such restricted shares determined as of the exercise date of the Call Right, or (ii) in the event of the repurchase of shares other than restricted shares, the fair market value of such shares determined as of the exercise date of the Call Right.

As of December 31, 2013, no restricted shares and unrestricted shares had been granted to the employees.

In 2012, the Company granted 3,420,000 share options to its employees. The following table summarizes the share options granted by the Company in 2012 and 2013:

Options granted to employees	Number of options	Weighted-average exercise price per share	Weighted-average grant date fair value per share of share option	Weighted-average grant date fair value per share of ordinary share	Weighted-average remaining contractual term	Aggregate intrinsic value
		(US$)	(US$)	(US$)	(years)	(US$)

Outstanding, January 1, 2012	—
Grant – as a replacement of Shenzhen iDreamSky share options (Note (i))	2,390,000	0.039	0.162	0.198
New grant (Note (ii))	830,000	0.048

Outstanding, December 31, 2012	3,220,000	0.040	0.162	0.198	8.69	879,800

Forfeiture	(450,000)	0.048

Outstanding, December 31, 2013	2,770,000	0.040	0.162	0.198	7.69	2,837,856

Exercisable at December 31, 2013	1,427,500	0.040	0.162	0.198	7.59	1,436,232

Notes:

(i)	The vesting period of the share options granted is 4 years and the vesting schedules is 25% after 12 months from original grant date of Shenzhen iDreamSky share options, and the remaining 75% will vest in three equal instalments over the next three years.
(ii)	The vesting period of the share options granted is 4 years and the vesting schedules is 25% after 12 months from the grant date, and the remaining 75% will vest in three equal instalments over the next three years.

The aggregate intrinsic value is calculated as the difference between the exercise prices of share options and the fair value of the Company’s ordinary shares as of December 31, 2012 and 2013, for those share options that have an exercise price below the fair value of the Company’s ordinary shares. The grant date fair value of the Company’s share options to the Group’s employees was estimated using the binomial option pricing model with the following assumptions:

Grant date

Risk-free interest rate	1.57%
Volatility	58.97%
Dividend yield	—

For the years ended December 31, 2012 and 2013, total share-based compensation expenses recognized by the Group for the shares options granted were RMB1,415,000 (of which RMB815,000 related to aforesaid recognition on cancellation or pre-existing Shenzhen iDreamSky share options that were not replaced) and RMB329,000, respectively.

16.	Basic and diluted net loss per share

Basic and diluted net loss per share for the years ended December 31, 2012 and 2013 are calculated as follows:

	Year ended December 31,
	2012	2013
	RMB’000	RMB’000
Numerator:

Net (loss)/income attributable to the ordinary shareholders of the Company	(9,291)	28,132
Accretion to convertible redeemable preferred shares redemption value	(22,870)	(262,782)
Deemed dividend to Series A preferred shareholders	(540)	(14,402)
Deemed dividend to Li Meiping Ordinary Shares	(300)	(29,075)

Numerator of basic net loss per share	(33,001)	(278,127)
Dilutive effect of preferred share	—	—

Numerator for diluted loss per share	(33,001)	(278,127)

Denominator:
Denominator for basic and diluted net loss per share-weighted average number of shares outstanding (thousands)	42,740	39,990

Basic net loss per share (RMB)	(0.77)	(6.97)

Diluted net loss per share (RMB)	(0.77)	(6.97)

The Company’s Preferred Shares are participating securities and as such would be included in the calculation of basic earnings per share under the two-class method. According to the contractual terms of the preferred shares, the preferred shares do not have a contractual obligation to share in the losses of the Company. Therefore no loss was allocated to the preferred shares in the computation of basic loss per share for the years ended December 31, 2012 and 2013.

The Preferred Shares, Li Meiping Ordinary Shares, share options and warrants were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect.

The following table summarizes information regarding the weighted average number of ordinary shares equivalents which were excluded from the computation of diluted net loss per ordinary share:

	Year ended December 31,
	2012	2013

Preferred shares-weighted average (thousands)	25,670	55,930
Share options-weighted average (thousands)	1,340	2,660
Warrants-weighted average (thousands)	7,410	5,560

17.	Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Related party	Relationship with the Group
Mr. Chen	shareholder
Mr. Ko	director of the Company
Huaxiu Investment Limited	shareholder
Ultimate Lenovo Limited	shareholder
Legend Star	a related party of a shareholder
Shenzhen Tencent Computer Systems Company Limited (“Shenzhen Tencent”)	a related party of a shareholder

As of December 31, 2012 and 2013, the amounts due from/to related parties were as follows:

	As of December 31,
	2012	2013
	RMB’000	RMB’000

Due from Mr. Chen (Note (a))	5,687	—
Due from Mr. Ko	30	56

	5,717	56

Due to Mr. Chen	(1,784)	(196)
Due to Legend Star	(6,000)	—
Due to Ultimate Lenovo Limited	—	(8,683)

	(7,784)	(8,879)

The other receivables/payables due from/to related parties are unsecured, interest-free and payable on demand.

Note (a): In June 2012, the Group made a loan of US$900,000 to Mr. Chen for his purchase of certain shares of the Company from the Mr. Li. Mr. Chen repaid the loan back to the Group in May 2013.

In January 2013, Shenzhen iDreamSky and Shenzhen Tencent entered into a mobile games channel promotion framework agreement, pursuant to which Shengzhen Tencent will provide to Shenzhen iDreamSky certain Android version of mobile games to be published on Shenzhen iDreamSky’s platforms in the PRC. Shenzhen Tencent and Shenzhen iDreamSky adopt a revenue sharing arrangement for the total revenues generated from publishing such mobile games on Shenzhen iDreamSky’s platforms. During the year ended December 31, 2013, the relevant revenue recorded by Shenzhen iDreamSky was insignificant.

In September 2013, Shenzhen iDreamSky also entered into a mobile license and distribution agreement with Shenzhen Tencent and Tencent Technology (Shenzhen) Company Limited (collectively referred to as “Tencent”), and Halfbrick Studios Pty. Ltd., (“Halfbrick”). Pursuant to the agreement Shenzhen iDreamSky and Halfbrick shall provide an exclusive mobile version of a game to Tencent for Tencent’s distribution and operation on its platforms. Tencent will share the gross billings generated by the game pursuant to the revenue sharing arrangement under the agreement with Shenzhen iDreamSky and Halfbrick. During the year ended December 31, 2013, there was no revenue generated from the aforesaid arrangement.

18.	Commitments and contingencies

Save as disclosed in other notes to this consolidated financial statements, the Group still has following commitments and contingencies.

(a)	Operating lease commitments

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total office rental expenses under all operating leases were RMB872,000 and RMB1,472,000 for the years ended December 31, 2012 and 2013, respectively.

Total bandwidth lease expenses under all operating leases were RMB550,000 and RMB3,525,000 for the years ended December 31, 2012 and 2013, respectively.

As of December 31, 2013, future minimum payments under non-cancellable operating leases consist of the following:

	As of December 31, 2013
	Office Rental	Bandwidth
	RMB’000	RMB’000

2014	6,095	1,496
2015	6,349	—
2016	6,705	—
2017 and thereafter	11,286

	30,435	1,496

(b)	Capital commitments

As of December 31, 2013, the Group did not have any capital commitments.

(c)	Litigation

The Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group’s business, financial condition, results or operations, or cash flows. The Group did not record any legal contingencies as of December 31, 2013.

19.	Restricted net assets

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries, VIEs and VIEs’ subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserve funds, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profits as reported in the enterprise’s PRC statutory financial statements. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to the general reserve fund until such reserve fund has reached 50% of its registered capital based on the enterprise’s PRC statutory financial statements. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserved funds can only be used for specific purposes and are not distributable as cash dividends.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory surplus fund at least 10% of its annual after-tax profits until such statutory surplus fund has reached 50% of its registered capital based on the enterprise’s PRC statutory financial statements. A domestic enterprise is also required to provide discretionary surplus fund, at the discretion of the board of directors, from the net profits reported in the enterprise’s PRC statutory financial statements. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include registered capital, paid-in capital and statutory reserve funds, as determined pursuant to the PRC GAAP, totaling approximately RMB53,924,000 as of December 31, 2013; therefore in accordance with Rules 4.08 (e) (3) of Regulation S-X, the condensed financial statements of the Company as of December 31, 2012 and 2013 and for the years ended December 31, 2012 and 2013 are disclosed in Note 21.

20.	Unaudited pro-forma net income per share

Immediately upon completion of this offering, all the ordinary shares held by Dream Data Services Limited and DT01 Holding International Limited will be re-designated as Class B ordinary shares, while the ordinary shares held by all other shareholders of the Company will be re-designated as Class A ordinary shares; in addition, 50% of the outstanding Preferred Shares will be converted into Class B ordinary shares at a conversion ratio of 1:1, and the remaining 50% will be converted into Class A ordinary shares at a conversion ratio of 1:1. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting rights and conversion rights. Holders of Class A ordinary shares are entitled to one vote per share in all shareholders’ meetings, while holders of Class B ordinary shares are entitled to ten votes per share. Upon any sale, pledge, transfer, assignment or disposition of a Class B ordinary share by its holder to any person who is not already a holder of Class B ordinary shares, such Class B ordinary share shall automatically convert into one Class A ordinary share without any actions on the part of the transferor or the transferee. In no event shall Class A ordinary shares be convertible into Class B ordinary shares.

For purposes of calculating earnings per share, the Company uses the two-class method. As both classes share the same rights in dividends, basic and diluted earnings per share are the same for both classes.

The unaudited pro-forma basic and diluted net income per share reflecting the effect of the re-designation of all outstanding ordinary shares and conversion of all outstanding Preferred Shares into Class A and Class B ordinary shares as if the re-designation and conversion as described above had occurred at the beginning of the year:

Year ended December 31, 2013
RMB’000
Numerator:

Net loss attributable to the holders of ordinary shares of the Company	(278,127)
Series B, Series B-1 and Series C Preferred Share redemption value accretion	262,782
Deemed dividend to Series A Preferred Shares	14,402
Deemed dividend to Li Meiping Ordinary Shares	29,075
Cumulative effect of adoption of and change in value associated with preferred stock warrants	514

Numerator for pro forma basic and diluted net income per share	28,646

Year ended December 31, 2013

Denominator:
Weighted average number of ordinary shares outstanding (thousands)	39,930
Weighted average number of Li Meiping Ordinary Shares outstanding (thousands)	10,830
Pro-forma effect of the conversion of Series A Preferred Shares (thousands)	11,810
Pro-forma effect of the conversion of Series A-1 Preferred Shares (thousands)	6,570
Pro-forma effect of the conversion of Series B Preferred Shares (thousands)	25,000
Pro-forma effect of the conversion of Series B-1 Preferred Shares (thousands)	5,560
Pro-forma effect of the conversion of Series C Preferred Shares (thousands)	6,990

Denominator for pro forma basic earnings per share – basic (thousands)	106,690

Effect of share options of the Company (thousands)	2,660

Denominator for pro forma basic earnings per share – diluted (thousands)	109,350

Pro-forma net income per Class A and Class B ordinary share:
Basic (RMB)	0.27

Diluted (RMB)	0.26

21.	Condensed financial statements of the Company

The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and VIEs’ subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General

Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with the U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2013.

Condensed balance sheets

	As of December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000
ASSETS
Current assets
Cash and cash equivalents	441	72,118	11,913
Amounts due from related parties	5,687	—	—
Amount due from subsidiaries and VIEs	37,558	84,597	13,974
Prepayments and other current assets	35	62	11

Total current assets	43,721	156,777	25,898

Non-current assets
Investments in subsidiaries and VIEs	(13,339)	16,308	2,693

Total non-current assets	(13,339)	16,308	2,693

Total assets	30,382	173,085	28,591

Liabilities and shareholders’ equity
Current liabilities
Preferred share warrant liability	4,815	—	—
Amount due to subsidiaries and VIEs	2,017	8,969	1,482
Amount due to related parties	—	8,683	1,434

Total current liabilities	6,832	17,652	2,916

Total liabilities	6,832	17,652	2,916

Commitments and contingencies (Note (i))

Note:

(i)	As of December 31, 2013, the Company did not have any commitments and contingencies.

	As of December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000

Mezzanine equity
Li Meiping Ordinary Shares (US$0.0001 par value, 11,260,000 shares authorized, issued and outstanding as of December 31, 2012)	307	—	—

Series A Preferred Shares (US$0.0001 par value, 13,500,000 and 6,750,000 shares authorized, issued and outstanding as of December 31, 2012 and 2013, respectively)	6,540	3,270	540

Series A-1 Preferred Shares (US$0.0001 par value, 19,717,880 shares authorized, issued and outstanding as of December 31, 2013)	—	51,452	8,499

Series B Preferred Shares (US$0.0001 par value, 25,000,000 shares authorized, issued and outstanding as of December 31, 2012 and 2013)	54,238	159,757	26,390

Series B-1 Preferred Shares (US$0.0001 par value, 11,111,100 shares authorized, issued and outstanding as of December 31, 2013)	—	71,962	11,887

Series C Preferred Shares (US$0.0001 par value, 27,948,320 shares authorized, issued and outstanding as of December 31, 2013)	—	184,223	30,432

Total mezzanine equity	61,085	470,664	77,748

Shareholders’ deficit
Ordinary shares (US$0.0001 par value; 461,500,000 and 409,472,700 shares authorized, 42,740,000 and 41,032,120 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	27	26	4
Other shareholders’ (deficit)/equity	(37,562)	(315,257)	(52,077)

Total shareholders’ deficit	(37,535)	(315,231)	(52,073)

Total liabilities, mezzanine equity and shareholders’ deficit	30,382	173,085	28,591

Condensed statements of operations and comprehensive (loss)/income

	Year ended December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000

Revenues	—	—	—
Cost of revenues	—	—	—

Gross profit	—	—	—
Operating expenses:
General and administrative expenses	—	(478)	(79)

Total operating expenses	—	(478)	(79)
Other (loss)/gain – net	(564)	(514)	(85)

Operating loss	(564)	(992)	(164)
(Loss)/Income from subsidiaries and VIEs	(8,727)	29,124	4,810

Net loss	(9,291)	28,132	4,646

Accretion to convertible redeemable preferred shares redemption value	(22,870)	(262,782)	(43,408)
Deemed dividend to Series A Preferred Shares	(540)	(14,402)	(2,379)
Deemed dividend to Li Meiping Ordinary Shares	(300)	(29,075)	(4,803)

Net loss attributable to ordinary shareholders	(33,001)	(278,127)	(45,944)

Comprehensive (loss)/income	(9,189)	32,691	5,399

Condensed statement of cash flows

	Year ended December 31,
	2012	2013	2013
	RMB’000	RMB’000	US$’000
Net cash used in operating activities	(37,578)	(39,266)	(6,486)
Net cash (used in)/generated from investing activities	(5,695)	5,687	939
Net cash provided by financing activities	43,715	107,487	17,756

Net increase in cash and cash equivalents	442	73,908	12,209
Cash and cash equivalents at the beginning of year	—	441	73
Effect of exchange loss on cash and cash equivalents	(1)	(2,231)	(369)

Cash and cash equivalents at end of the year	441	72,118	11,913

During the year ended December 31, 2012 and 2013, there were no cash dividends paid by the subsidiaries and VIEs to the Company.

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIEs and VIEs’ subsidiaries.

For the Company, only condensed financial information is presented, The Company records its investments in subsidiaries, VIEs and VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and the subsidiaries and VIEs’ (losses)/income as “(Losses)/Income from subsidiaries and VIEs” on the condensed statements of operations and comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.

22.	Subsequent events

Saved as disclosed above, the Group has the following subsequent events:

On January 22, 2014, Dream Data, a wholly owned subsidiary of Mr. Chen, entered into a share transfer agreement with Prometheus Capital (International) Co, Ltd (“Prometheus Capital”) to transfer 1,849,650 ordinary shares in the Company to Prometheus Capital for an aggregate consideration of US$5.9 million.

On April 11, 2014, Dream Data also executed an instrument of transfer to transfer 7,308,860 ordinary shares in the Company to DT01 Holding International Limited, a company jointly owned by Mr. Ko and Anfernee Song Guan without any consideration. This transfer will be accounted for as share-based compensation.

On June 17, 2014, the Group granted an aggregate of 12,200,080 restricted shares to certain directors and employees under the 2014 Share Incentive Plan (Unaudited).

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2013 AND MARCH 31, 2014

	Note	December 31, 2013	March 31, 2014	March 31, 2014	March 31, 2014	March 31, 2014
		RMB’000	RMB’000	US$’000	RMB’000	US$’000
				(Note 2.4)	Pro forma (Note 18)	Pro forma (Note 18) (Note 2.4)
Assets
Current assets
Cash and cash equivalents	3	179,658	158,502	25,497	158,502	25,497
Accounts receivable		76,900	125,496	20,188	125,496	20,188
Amounts due from related parties	15	56	116	19	116	19
Prepayments and other current assets	4	7,078	49,589	7,977	49,589	7,977
Deferred tax assets		1,262	—	—	—	—

Total current assets		264,954	333,703	53,681	333,703	53,681

Non-current assets
Equity investment		1,330	1,301	209	1,301	209
Property and equipment, net	5	8,684	10,126	1,629	10,126	1,629
Intangible assets, net	6	2,040	7,270	1,169	7,270	1,169
Other non-current assets	4	1,630	1,006	162	1,006	162

Total non-current assets		13,684	19,703	3,169	19,703	3,169

Total assets		278,638	353,406	56,850	353,406	56,850

Liabilities and shareholders’ deficit
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB75,300,000 and RMB75,129,000 as of December 31, 2013 and March 31, 2014, respectively)		86,235	96,991	15,600	96,991	15,600

Income tax payable (including income tax payable of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB nil and RMB382,000 as of December 31, 2013 and March 31, 2014, respectively)		7,239	7,621	1,226	7,621	1,226

Deferred revenue (including deferred revenue of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB nil and RMB11,394,000 as of December 31, 2013 and March 31, 2014, respectively)		—	11,394	1,833	11,394	1,833

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2013 AND MARCH 31, 2014 (CONTINUED)

	Note	December 31, 2013	March 31, 2014	March 31, 2014	March 31, 2014	March 31, 2014
		RMB’000	RMB’000	US$’000	RMB’000	US$’000
				(Note 2.4)	Pro forma (Note 18)	Pro forma (Note 18) (Note 2.4)
Accruals and other current liabilities (including accruals and other current liabilities of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB9,038,000 and RMB19,923,000 as of December 31, 2013 and March 31, 2014, respectively)	7	20,800	30,232	4,863	30,232	4,863
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities and VIE’s subsidiaries without recourse to the Company of RMB196,000 and RMB117,000 as of December 31, 2013 and March 31, 2014, respectively)	15	8,879	8,870	1,427	8,870	1,427

Total current liabilities		123,153	155,108	24,949	155,108	24,949

Non-current liabilities
Deferred income tax liabilities		—	8,091	1,302	8,091	1,302

Total non-current liabilities		—	8,091	1,302	8,091	1,302

Total liabilities		123,153	163,199	26,251	163,199	26,251

Commitments and contingencies	16

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2013 AND MARCH 31, 2014 (CONTINUED)

	Note	December 31, 2013	March 31, 2014	March 31, 2014	March 31, 2014	March 31, 2014
		RMB’000	RMB’000	US$’000	RMB’000	US$’000
				(Note 2.4)	Pro forma (Note 18)	Pro forma (Note 18) (Note 2.4)
Mezzanine equity

Series A convertible redeemable preferred shares (US$0.0001 par value, 6,750,000 shares authorized, issued and outstanding as of December 31, 2013 and March 31, 2014, and none outstanding on a pro forma basis as of March 31, 2014)	12	3,270	3,270	526	—	—

Series A-1 convertible redeemable preferred shares (US$0.0001 par value, 19,717,880 shares authorized, issued and outstanding as of December 31, 2013 and March 31, 2014, and none outstanding on a pro forma basis as of March 31, 2014)	12	51,452	51,452	8,277	—	—

Series B convertible redeemable preferred shares (US$0.0001 par value, 25,000,000 shares authorized, issued and outstanding as of December 31, 2013 and March 31, 2014, and none outstanding on a pro forma basis as of March 31, 2014)	12	159,757	493,946	79,459	—	—

Series B-1 convertible redeemable preferred shares (US$0.0001 par value, 11,111,100 shares authorized, issued and outstanding as of December 31, 2013 and March 31, 2014, and none outstanding on a pro forma basis as of March 31, 2014)	12	71,962	219,956	35,383	—	—

Series C convertible redeemable preferred shares (US$0.0001 par value, 27,948,320 shares authorized, issued and outstanding as of December 31, 2013 and March 31, 2014, and none outstanding on a pro forma basis as of March 31, 2014)	12	184,223	554,384	89,181	—	—

Total mezzanine equity		470,664	1,323,008	212,826	—	—

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2013 AND MARCH 31, 2014 (CONTINUED)

	Note	December 31, 2013	March 31, 2014	March 31, 2014	March 31, 2014	March 31, 2014
		RMB’000	RMB’000	US$’000	RMB’000	US$’000
				(Note 2.4)	Pro forma (Note 18)	Pro forma (Note 18) (Note 2.4)
Shareholders’ (deficit)/equity
Ordinary shares (US$0.0001 par value; 409,472,700 shares authorized, 41,032,120 unclassified shares issued and outstanding as of December 31, 2013 and March 31, 2014, and 50,113,300 Class A ordinary shares issued and outstanding and 81,446,120 Class B ordinary shares issued and outstanding on a pro forma basis as of March 31, 2014)	11	26	26	4	80	13
Additional paid-in capital		—	—	—	1,322,954	212,817
Statutory reserves		2,701	2,701	434	2,701	434
Accumulated deficit		(322,619)	(1,134,875)	(182,560)	(1,134,875)	(182,560)
Accumulated other comprehensive income		4,661	(1,207)	(194)	(1,207)	(194)

Total iDreamSky Technology Limited shareholders’ (deficit)/equity		(315,231)	(1,133,355)	(182,316)	189,653	30,510
Non-controlling interest		52	554	89	554	89

Total shareholders’ (deficit)/equity		(315,179)	(1,132,801)	(182,227)	190,207	30,599

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity		278,638	353,406	56,850	353,406	56,850

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2014

		For the three months ended March 31,
	Note	2013	2014	2014
		RMB’000	RMB’000	US$’000
				(Note 2.4)

Revenues:
Game revenues		21,891	173,968	27,985
Other revenues		184	134	22

Total revenues		22,075	174,102	28,007

Cost of revenues (1)	8	(13,487)	(101,268)	(16,290)

Gross profit		8,588	72,834	11,717

Operating expenses:
Research and development expenses (1)		(2,343)	(6,799)	(1,094)
Sales and marketing expenses		(4,698)	(12,460)	(2,004)
General and administrative expenses (1)		(2,263)	(11,281)	(1,816)

Total operating expenses		(9,304)	(30,540)	(4,914)

Other gains – net	9	46	1,194	192

Operating (loss)/income		(670)	43,488	6,995

Other (expenses)/income:
Interest income		7	39	6
Foreign exchange and others		(19)	(598)	(96)
Share of loss from an equity investment		—	(29)	(4)

(Loss)/income before income tax		(682)	42,900	6,901
Income tax expense	10	—	(9,735)	(1,566)

Net (loss)/income		(682)	33,165	5,335
Less: Net loss/(income) attributable to the non-controlling interest shareholders		87	(502)	(81)

Net (loss)/income attributable to iDreamSky Technology Limited		(595)	32,663	5,254

Accretion to convertible redeemable preferred shares redemption value		(3,349)	(845,001)	(135,931)

Net loss attributable to ordinary sharesholders		(3,944)	(812,338)	(130,677)

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2014 (CONTINUED)

		For the three months ended March 31,
	Note	2013	2014	2014
		RMB’000	RMB’000	US$’000
				(Note 2.4)

Net (loss)/income		(682)	33,165	5,335
Other comprehensive income:		—	—	—
Foreign currency translation adjustments, net of tax		48	(5,868)	(944)

Comprehensive (loss)/income		(634)	27,297	4,391
Less: Comprehensive loss/(income) attributable to the non-controlling interest		87	(502)	(81)

Comprehensive (loss)/income attributable to iDreamSky Technology Limited		(547)	26,795	4,310

Net loss per share attributable to iDreamSky Technology Limited
- Basic (RMB)	14	(0.09)	(19.8)	(3.18)
- Diluted (RMB)	14	(0.09)	(19.8)	(3.18)

Weighted average number of ordinary shares used in per share calculation:
- Basic (thousands)	14	42,740	41,030	41,030
- Diluted (thousands)	14	42,740	41,030	41,030

(1) Share-based compensation expense included in:
- Cost of revenues		22	22	4
- Research and development expenses		43	43	7
- General and administrative expenses		17	17	3

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2014

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Statutory reserves	Accumulated other comprehensive income	Non- controlling interest	Total shareholders’ deficit
	Number of shares	Amount
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2013	42,740,000	27	—	(37,664)	—	102	103	(37,432)

Share-based compensation expense	—	—	82	—	—	—	—	82
Accretion to convertible redeemable preferred shares redemption value	—	—	(82)	(3,267)	—	—	—	(3,349)
Net income	—	—	—	(595)	—	—	(87)	(682)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	48	—	48

Balance at March 31, 2013	42,740,000	27	—	(41,526)	—	150	16	(41,333)

Balance at January 1, 2014	41,032,120	26	—	(322,619)	2,701	4,661	52	(315,179)

Share-based compensation expense	—	—	82	—	—	—	—	82
Accretion to convertible redeemable preferred shares redemption value	—	—	(82)	(844,919)	—	—	—	(845,001)
Net income	—	—	—	32,663	—	—	502	33,165
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	(5,868)	—	(5,868)

Balance at March 31, 2014	41,032,120	26	—	(1,134,875)	2,701	(1,207)	554	(1,132,801)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2014

		For the three months ended March 31
	Note	2013	2014	2014
		RMB’000	RMB’000	US$’000
				(Note 2.4)

Cash flows from operating activities
Net income/ (loss)		(682)	33,165	5,335
Adjustments to reconcile net income/ (loss) to net cash (used in)/provided by operating activities
- Depreciation of property and equipment		383	736	118
- Amortization of intangible assets		235	955	154
- Share-based compensation		82	82	14
- Share of loss from equity investment		—	29	4
- Fair value change of preferred share warrant liability		111	—	—
- Deferred income taxes, net		—	9,353	1,505
- Foreign exchange and others		19	598	96

Changes in operating assets and liabilities, net
- Accounts receivable		(9,842)	(48,596)	(7,817)
- Amounts due from related parties		(4,095)	(60)	(10)
- Prepayments and other assets		(1,189)	(41,887)	(6,739)
- Accounts payable		11,265	10,757	1,730
- Accruals and other liabilities		980	9,432	1,517
- Deferred revenue		—	11,394	1,833
- Income tax payable		—	382	61
- Amounts due to related parties		(1,784)	(9)	(1)

Net cash used in operating activities		(4,517)	(13,669)	(2,200)

Cash flows from investing activities
- Purchase of property and equipment		(774)	(2,178)	(350)
- Purchase of game licenses		—	(6,185)	(995)

Net cash used in investing activities		(774)	(8,363)	(1,345)

Cash flows from financing activities		—	—	—

Net increase in cash and cash equivalents		(5,291)	(22,032)	(3,545)
Cash and cash equivalents at the beginning of year		31,365	179,658	28,901
Effect of exchange (loss)/gain on cash and cash equivalents		(146)	876	141

Cash and cash equivalents at end of the year		25,928	158,502	25,497

Supplemental disclosure of non-cash investing and financing activities
- Accretion to convertible redeemable preferred shares redemption value		3,349	845,001	135,931

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

IDREAMSKY TECHNOLOGY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and principal activities

1.1	Principal activities

iDreamSky Technology Limited (the “Company”) was incorporated in the Cayman Islands (“Cayman”) on February 23, 2012 as an exempted company with limited liability.

The Company, through its subsidiaries, and its variable interest entities (“VIEs”) (collectively, the “Group”) is principally engaged in the licensing and operating of single player mobile games and mobile online games (the “Listing Business”) in the People’s Republic of China (the “PRC” or “China”).

1.2	Subsidiaries and VIEs

The Group underwent a reorganization in 2012. Details of reorganization are disclosed in the note 1.2 of the Company’s consolidated financial statements for the years ended December 31, 2012 and 2013. The particulars of the subsidiaries and VIEs as of March 31, 2014 are set out below:

Company Name	Place and date of incorporation/ establishment	Equity interest held	Principal activities and place of operation

Subsidiaries
iDreamSky Technology (HK) Limited	Hong Kong/March 6, 2012	100% (direct)	Investment holding/Hong Kong

Chuang Meng Wu Xian (Beijing) Information Technology Co., Ltd. ( )	PRC/April 19, 2012	100% (indirect)	Development of computer software and provision of information technology services/the PRC

VIEs and their subsidiaries
Shenzhen Meng Yu Technology Co, Ltd. ( )	PRC/November 19, 2009	100% (indirect)	Mobile game publishing /the PRC
Shenzhen Chuang Meng Tian Di Technology Co., Ltd. ( , “Shenzhen iDreamSky”)	PRC/February 14, 2011	100% (indirect)	Mobile game publishing /the PRC
Beijing Chuang Meng Wu Xian Technology Co., Ltd. ( )	PRC/January 31, 2012	100% (indirect)	Mobile game publishing /the PRC
Shenzhen Yiyou Technology Limited ( ), a non-wholly-owned subsidiary of Shenzhen iDreamSky	PRC/August 31, 2012	86.5% (indirect)	Game developments/the PRC
Shenzhen Zhuoyou Technology Limited ( ), a non-wholly-owned subsidiary of Shenzhen iDreamSky	PRC/December 11, 2013	90.9% (indirect)	Game developments/the PRC
Nanjing Zhuochuang Huyu Information Technology Co., Ltd ( ) a wholly-owned subsidiary of Shenzhen Meng Yu Technology Co, Ltd	PRC/March 27, 2014	100% (indirect)	Development of computer software and provision of information technology services/the PRC

2.	Summary of significant accounting policies

2.1	Basis of presentation and use of estimates

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions of Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“U.S. GAAP”) for complete financial statements. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements as of December 31, 2012 and 2013 and for each of the two years ended December 31, 2013. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. A change in facts or circumstances surrounding the estimates could result in a change to estimates and future operating results.

The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have access to the audited consolidated financial statements as of December 31, 2012 and 2013 and for each of the two years ended December 31, 2013. The condensed consolidated balance sheet at December 31 2013 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. Accordingly, these unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 201 and 2013 and for each the two years ended December 31, 2013.

On July 1, 2014, the Company effected a share split. Each of ordinary share and preferred share of the Company was subdivided into 10 shares at a par value of US$0.0001 each. All shares and per share amounts presented in these unaudited interim condensed consolidation financial statements and notes have been revised on a retroactive basis to reflect the effect of the share split. The par value per ordinary share has been retroactive revised as if it had been adjusted in proportion to the share split.

2.2	Prepaid or guaranteed royalty fees

The Group’s royalty expenses consist of fees that it pays to mobile game developers. Royalty-based obligations are either paid in advance and deferred on the balance sheet as prepaid royalties or accrued as subsequently paid. These royalty-based obligations are expensed to cost of revenues (where the Group is a principal) or offset against the revenues (where the Group is an agent) at the greater of the revenues derived from the relevant games multiplied by the applicable contractual rate or an effective royalty rate based on expected net product sales. Advanced license payments that are not recoupable against future royalties are capitalized as intangible assets and amortized over the lesser of the estimated life of the games or the term of the license agreement.

The Group’s contracts with certain licensors include minimum guaranteed royalty payments. When no significant performance obligation of the game licensor remains, the Company initially records each of these guarantees as an asset and as a liability at the contractual amount. The Company believes that the contractual amount represents the fair value of the liability. When significant performance remains with the game licensor, the Company records advance minimum royalty payments as an asset when actually paid on when a liability has been incurred, rather than upon execution of the contract. The Company classifies minimum royalty payment obligations as current liabilities to the extent they are contractually due within the next twelve months.

At each balance sheet date, the Company evaluates the recoverability of deferred royalties as well as any unrecognized guarantees not yet paid to determine amounts that it deems unlikely to be realized through revenues generated from the games. The Company uses estimates of revenues, cash flows and net margins to evaluate the future realization of prepaid royalties and guarantees. This evaluation considers multiple factors, including the term of the agreement, forecasted demand, game life cycle status, game development plans, and current and anticipated game revenue levels, as well as other qualitative factors such as the success of similar games. To the extent that this evaluation indicates that the remaining prepaid and guaranteed royalty payments are not recoverable, the Company records an impairment charge to cost of revenues in the period that impairment is indicated.

2.3	Revenue recognition

Game revenues

During the periods before January 1, 2014, the Group was exclusively a publisher of mobile games developed by third party game developers. The Group licenses mobile games from game developers and earns game publishing service revenue by making a localized version of the licensed games and publishing them to the game players through distribution channels, including various mobile application stores and software websites (collectively referred to as “distribution channels”), including the Group’s websites. Through the distribution channels, game players can download the mobile games to their mobile devices. The mobile games licensed by the Group include casual mobile games (also known as single-player offline mobile games) and mid and hardcore mobile games (also known as multi-player online mobile games) which are operated under a free to-play model whereby game players can download the games free of charge and are charged for the purchase of in-game virtual items via payment channels, such as various mobile carriers and third-party internet payment systems (collectively referred to as “payment channels”).

Since January 1, 2014, in addition to publishing licensed mobile games, the Group also published mobile games it developed and mobile games it acquired from third parties through the distribution channels. These games are also operated under a free to-play model as noted above.

a. Casual mobile games

For casual mobile games, game players play the games on their own. Upon the completion of download and installation of the games to the game players’ mobile device, all functionalities of the games have been fully delivered to the devices. Players can then play the games on their device without real time connection to the Internet. At game players’ discretion, in-game virtual items may be purchased to enhance game players’ game experience. The fulfillment of in-game purchase requires connection to the mobile carriers’ network or Internet connection to the servers of payment channels at the time of purchase. Once the game players confirm their purchase requests, the payment channels send an “unlock code” to the device of the game players and then the purchased virtual items are automatically unlocked in the downloaded game. Therefore, future play and use of the purchased features do not require ongoing online connectivity or involvement of the Group and game servers are not necessary for game players to player the game or utilize the purchased in-game features or items. The Group does not have a practice or history of replacing lost games or data of offline mobile games for game players.

b. Mid- and hardcore mobile games

For mid- and hardcore mobile games, game players interact with other online players to collaborate or to compete among themselves to complete certain tasks of the games within a virtual social environment. Playing of the online mobile games requires real time internet connection to game servers, where all in-game user information is stored, including game playing contents and player’s in-game purchase data. The game application downloaded on game players’ device is similar to a portal to access the online game servers which are hosted by the game developers. Game players may purchase in-game virtual items or features via the payment channels to enhance their game-playing experience similar to offline mobile games.

(i) Principal Agent Consideration

a. Third party licensed mobile games

Proceeds earned from selling in-game virtual items, in both of the licensed casual and mid- and hardcore mobile games, are shared between the Group and the game developers, with the amount paid to the developers generally calculated based on amounts paid by players, after deducting for the fees paid to the payment channels and the distribution channels including the credit allowable for deduction for games that were downloaded through the Group’s owned platforms, multiplied by a predetermined percentage for each game.

In accordance with ASC 605-45, Revenue Recognition: Principal Agent Considerations, the Group evaluates agreements with the game developers, distribution channels and payment channels in order to determine whether or not the Group acts as the principal or as an agent in the arrangement with each party respectively, which it considers in determining if relevant revenues should be reported gross or net of the pre-determined amount of the proceeds shared with the other parties. The determination of whether to record the revenues gross or net is based on an assessment of various factors, including but not limited to whether the Group (i) is the primary obligor in the arrangement; (ii) has general inventory risk; (iii) changes the product or performs part of the services; (iv) has latitude in establishing the selling price; (v) has involvement in the determination of product and service specifications. The assessment is performed for all of the Group’s licensed mobile games, including offline and online mobile games.

With respect to the Group’s game license arrangements entered into during the years ended December 31, 2012 and 2013, the Group considered that the (i) developers are responsible for providing the game product desired by the game players; (ii) the costs incurred by the developers to develop the games are more than the licensing costs and game localizations costs incurred by the Group; (iii) the hosting and maintenance of game servers for running the online mobile games is the responsibility of the developers, (iv and v) the developers have the right to review and approve the pricing of in-game virtual items and the specification, modification or update of the game made by the Group. The Group’s responsibilities are publishing, providing payment solution and market promotion service, and thus the Group views the game developers to be its customers and considers itself as the agent of the game developers in the arrangements with game players. Accordingly, the Group records the game publishing service revenue from these licensed games, net of amounts paid to the game developers.

As the Group is responsible for identifying, contracting with and maintaining the relationships of the distribution and payment channels, commission fees paid to the distribution channels and payment channels are included in cost of revenues and presented on a gross basis. The Group considers it is the primary obligor to the game developers for the reasons identified above as it has been given latitude by the game developers in selecting distribution and payment channels for its service to the game developers.

With respect to the Group’s game license arrangements entered into during the period ended March 31, 2014, there are new game license arrangements under which the Group takes primary responsibilities of game operation, including determining distribution and payment channels, providing customer services, hosting game servers, if needed, and controlling game and services specifications and pricing. Under this type of game license arrangement, the Group considered itself a principal in these arrangements. Accordingly, the Group records the mobile games revenues from these third party licensed games on a gross basis. Commission fees paid to distribution channels and payment channels and content fees paid to third party game developers are recorded as cost of revenues. Gross revenues from these games was RMB8,219,000 for the three months ended March 31, 2014. There was no revenue earned from these games for the year ended December 31, 2012 and 2013.

b. Self-developed and acquired mobile games

Game revenues derived from self-developed and acquired mobile games are recorded on a gross basis as the Group acts as a principal to fulfil most obligations related to the mobile game operation. Commission fees paid to distribution channels and payment channels are recorded as cost of revenues. Gross revenues from these games was RMB45,237,000 for the three months ended March 31, 2014. There was no revenue earned from these games for the year ended December 31, 2012 and 2013.

(ii) Timing of revenue recognition

The Group evaluates revenue recognition based on the criteria set forth in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605, Revenue Recognition and ASC 985-605, Software: Revenue Recognition. The Group recognizes the service revenue when all four of the following criteria are met (i) persuasive evidence of an arrangement exists, (ii) service has been rendered, (iii) the selling price is fixed or determinable and (iv) the collection of the resulting receivable is reasonably assured.

a. Casual mobile games

For casual mobile games, the Group has determined that all revenue recognition criteria are met upon players’ confirmation of the purchase request and the unlocking of the purchased virtual items. This is because the service fee earned by the Group from the developers is fixed or determinable, the fee is considered collectible and the performance by the Group has occurred once the game players purchase virtual items. The Group has no additional performance obligations to the developers or game players in order to earn the service fee upon the completion of the corresponding in-game purchases. Therefore, the Group recognizes revenue from providing services to casual mobile game developers upon the purchase of in-game virtual items by the game players.

b. Mid- and hardcore mobile games

For games where the Group is acting as an agent in selling the mid- and hardcore mobile games to game players, the Group has determined that all revenue recognition criteria are met upon players’ confirmation of the purchase request although the utilization of the purchased virtual items require connection to the game servers. The fact that the operation of these mobile games requires hosting and maintenance of online game servers would not affect the timing of revenue recognition by the Group because those obligations are the responsibilities of the game developers as the primary obligor. Therefore, the Group recognises revenues from providing services to mid- and hardcore mobile game developers upon the purchase of in-game virtual items by the game players as it has no further obligations to the developers in order to earn the service fee upon the completion of the corresponding in-game purchases.

For mid- and hardcore mobile games where the Group is acting as a principal, the Group has determined that it is obligated to provide on-going services to the game players who purchased virtual items to gain an enhanced game-playing experience over an average playing period of the paying players, and accordingly, the Group recognises the revenues ratably over the estimated average playing period of these paying players, starting from the point in time when virtual items are delivered to the players’ accounts, and all other revenues recognition criteria are met.

As the mid- and hardcore games are under a free-to-play model and revenue is generated from game paying players when they purchase game points for in-game virtual items, the Group focuses on the playing period of paying players when estimating the period over which revenue is being recognized. The Group tracks each of the paying players’ purchases and log in history for each significant game to estimate the average playing period of the paying players (“estimated player play life”), which is the average playing period of all paying players between the first time the players charge game points into their accounts and the last log in. If a new game is launched and only a limited period of paying player data is available, then the Group considers other qualitative factors, such as the playing patterns for paying users for other games with similar characteristics.

For the three months ended March 31, 2014, the estimated player play life of three months is based on two games that have sufficient historical operating data. The same estimated player play life was applied to the other games due to the lack of sufficient historical operating data, as well as the similarity in game characteristics and playing patterns of paying players, such as targeted players and purchasing frequency. While the Group believes its estimates to be reasonable based on available game player information, it may revise such estimates in the future as the games’ operation periods change, sufficient individual game data become available, or there is indication that the similarities in characteristics and playing patterns of paying players of the games change. Any adjustments arising from changes in the estimates of player pay life would be applied prospectively on the basis that such changes are caused by new information indicating a change in game player behavior patterns. Any changes in the Group’s estimates of player pay life may result in revenues being recognized on a basis different from prior periods’ and may cause its operating results to fluctuate.

The Company also hosted and maintained certain servers to collect and analyze user location, type and number of games downloaded, playing frequency and time and purchasing habits of the users of our casual and mid- and hardcore games. However, the hosting and maintaining of these servers for internal data analysis does not affect the timing of revenue recognition by the Group.

2.4	Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.2164 on March 31, 2014 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

2.5	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has internal reporting of cost and expenses that does not distinguish between segments, and reports costs and expenses by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Hence, the Group has only one operating segment. As the Group’s long-lived assets and revenues are substantially located in and derived from the PRC, no geographical segments are presented.

2.6	Profit appropriation and statutory reserve

The Group’s subsidiaries and VIEs established in the PRC are required to make appropriations to certain non-distributable reserve funds. All these reserves funds are not allowed to be transferred to the entity in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

Amounts restricted include registered capital, paid-in capital and statutory reserve funds, as determined pursuant to the PRC GAAP, totaling approximately RMB47,212,874 as of March 31, 2014.

2.7	Recent accounting pronouncements

In May 2014, the FASB issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles. The guidance is effective for annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact of adopting ASU 2014-09 to determine the impact, if any, it may have on our financial statements.

3.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash and cash equivalents as of December 31, 2013 and March 31, 2014 are denominated in the following currencies:

	December 31, 2013	March 31, 2014
	RMB’000	RMB’000
RMB	71,163	91,969
US$	108,495	66,533

Total	179,658	158,502

Liquidity

The Group had an accumulated deficit of RMB1,134,875,000 as March 31, 2014. The net cash used in operating activities was approximately RMB4,517,000 and RMB13,669,000 for the three months ended March 31, 2013 and 2014, respectively.

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group believes its current cash balance will be sufficient to meet the Group’s operating cash needs for the period of twelve months from the balance sheet date.

4.	Prepayments and other current assets/Other non-current assets

	December 31, 2013	March 31, 2014
	RMB’000	RMB’000
Current portion:
Prepaid advertising expenses	2,430	3,583
Loans to employees	1,380	2,780
Office rental deposits	1,617	2,117
Prepaid or guaranteed license and royalty fees (Note (a))	—	35,210
Deferred cost of revenues	—	4,603
Others	1,651	1,296

	7,078	49,589

Non-current portion:
Loans to employees	1,630	1,006

Total	8,708	50,595

Note (a):

The amount as of March 31, 2014 represented the royalty fees either paid by the Group to the game developers or guaranteed royalty fees where the game developers have fulfilled their main performance obligations as the game licensor.

5.	Property and equipment, net

Property and equipment consist of the following:

	December 31, 2013	March 31, 2014
	RMB’000	RMB’000
Gross carrying amount:
Servers, computers and equipment	5,338	7,211
Furniture, fixtures and office equipment	1,087	1,183
Leasehold improvements	4,227	4,436
Motor vehicles	214	214

Total of gross carrying amount	10,866	13,044
Less: accumulated depreciation	(2,182)	(2,918)

Property and equipment, net	8,684	10,126

Depreciation expense for the three months ended March 31, 2013 and 2014 was RMB383,000 and RMB736,000, respectively.

6.	Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31, 2013	March 31, 2014
	RMB’000	RMB’000
Gross carrying amount:
Software license	—	1,185
Game licenses	4,561	9,481
Capitalized development costs for internal use software	620	700

Total of gross carrying amount	5,181	11,366
Less: accumulated amortization	(3,141)	(4,096)

Intangible assets, net	2,040	7,270

Amortization expense for the three months ended March 31, 2013 and 2014 was RMB235,000 and RMB955,000, respectively.

The estimated amortization expense for each of the following years is as follows:

RMB’000
Year ending March 31, 2015	3,794
Year ending March 31, 2016	2,228
Year ending March 31, 2017	1,248

The weighted average amortization periods of intangible assets as of December 31, 2013 and March 31, 2014 are as below:

	December 31, 2013	March 31, 2014
	(years)	(years)
Software license	—	2
Game licenses	1.4	2.5
Capitalized research and development costs	1.5	1.5

7.	Accruals and other current liabilities

	December 31, 2013	March 31, 2014
	RMB’000	RMB’000
Accrued salaries and welfare	4,991	5,769
Business and other taxes payables (Note)	14,191	19,894
Accrued marketing expense	—	3,607
Government subsidies	780	516
Others	838	446

Total	20,800	30,232

Note: Other business and other tax payables include business taxes, value-added taxes and withholding taxes for the content fees paid/payable to the overseas game developers.

8.	Cost of revenues

	For the three months ended March 31,
	2013	2014
	RMB’000	RMB’000
Payment processing cost	6,510	61,506
Distribution channel cost	2,108	25,186
Content provider cost	—	945
Salaries and welfare	1,289	4,225
Business tax and surcharges	962	4,624
Outsource costs	1,300	1,491
Bandwidth costs	688	1,021
Depreciation and amortization	107	651
Other costs	523	1,619

Total	13,487	101,268

9.	Other gains – net

	For the three months ended March 31
	2013	2014
	RMB’000	RMB’000
Fair value change of preferred share warrant liability	(111)	—
Government subsidies	60	1,194
Others	97	—

Total	46	1,194

10.	Income tax

(i) Cayman Islands

Under the current tax laws of the Cayman Islands, the Company and its subsidiary are not subject to tax on income or capital gains. Upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii) Hong Kong profit tax

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% on the estimated assessable profits for the three months ended March 31, 2014. No Hong Kong profits tax has been provided for as the Group’s subsidiary has no assessable profit arising in Hong Kong.

(iii) PRC Corporate Income Tax (“CIT”)

The income tax provision of the Group in respect of operations in the PRC has been calculated at the tax rate of 25% on the estimated assessable profits, based on the existing legislation, interpretations and practices in respect thereof.

Shenzhen iDreamSky was approved as newly established software enterprise in June 2013, and according to tax regulations and other relevant rules, Shenzhen iDreamSky can be exempted from CIT for two years, followed by a 50% reduction in the applicable tax rates for the next three years, commencing from the first year of profitable operation after offsetting tax losses generated from prior years. Shenzhen iDreamSky has already obtained the relevant approval from relevant tax bureau in 2014. In addition, Shenzhen Chung Meng was further approved as a high and new technology enterprise in October 2013, and it is subject to a reduced CIT rate of 15% for 3-year period from 2013 to 2015 according to the applicable tax preference relating to the High and New Technology Enterprise.

Other PRC subsidiaries, VIEs and VIEs’ subsidiaries of the Group are subject to the CIT rate of 25%.

(iv) PRC withholding tax (“WHT”)

According to the applicable PRC tax regulations, dividends distributed by a company established in the PRC to a foreign investor with respect to profits derived after January 1, 2008 are generally subject to a 10% WHT. If a foreign investor incorporated in Hong Kong meets the conditions and requirements under the double taxation treaty arrangement entered into between the PRC and Hong Kong, the relevant withholding tax rate will be reduced from 10% to 5%.

The current income tax expenses were RMB nil and RMB382,000 for the three months ended March 31, 2013 and 2014 respectively. The deferred income tax expense amounted to RMB9,353,000 for the three months ended March 31, 2014. The deferred tax expense relates to the future taxes to be paid on the accumulated profits in the VIEs.

11.	Ordinary shares

The Company’s Memorandum and Articles of Association authorized the Company to issue 409,472,700 ordinary shares at US$0.0001 par value as of December 31, 2013 and March 31, 2014. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.

As of December 31, 2013 and March 31, 2014, there were 41,032,120 ordinary shares outstanding.

12.	Convertible and redeemable preferred shares

During the reorganization in April 2012, the Company issued 13,500,000 series A convertible and redeemable preferred shares (“Series A Preferred Shares”), for a consideration of US$950,254 (equivalent to RMB6,000,000) to the related parties of Legend Star, which was one of the original investors of Shenzhen iDreamSky. The liquidation preference and other rights were additionally granted to the holders of Series A Preferred Shares compared to the other owners of Shenzhen iDreamSky in reorganization, therefore, the increase in fair value of Series A Preferred Shares of RMB540,000 caused by such additional liquidation preference and other rights at the time of reorganization was accounted for as deemed dividend to Series A Preferred Shares.

In May 2012, the Company issued 25,000,000 series B convertible and redeemable preferred shares (“Series B Preferred Shares”) and warrants to certain third party private equity investors (“Series B Preferred Shares Investors”) for an aggregated price of US$6,000,000. The warrants were initially measured at fair value, and the excess amount of cash proceeds of the Series B Preferred Shares over the initial fair value of the warrants was allocated to the Series B Preferred Shares.

In July 2013, the Company issued 11,111,100 series B-1 convertible and redeemable preferred shares (“Series B-1 Preferred Shares”) for a consideration of US$4,000,000 upon exercise of the aforesaid warrants.

In September 2013, the Company issued 19,717,880 series A-1 convertible redeemable preferred shares (“Series A-1 Preferred Shares”) and 27,948,320 series C convertible and redeemable preferred shares (“Series C Preferred Shares”) for an aggregate cash consideration of US$8,312,593 and US$13,413,050, respectively.

Series A Preferred Shares, Series A-1 Preferred Shares, Series B Preferred Shares, Series B-1 Preferred Shares and Series C Preferred Shares are collectively referred to as the “Preferred Shares”.

As of December 31, 2013 and March 31, 2014, the Preferred Shares comprised the following:

Series	Issuance date	Share issued and outstanding	Issuance price per share (US$)	Proceeds from issuance, net of Issuance Costs (US$’000)	Proceeds from issuance, net of Issuance Costs (RMB’000)	Carrying amount as at December 31, 2013 (RMB’000)	Carrying amount as at March 31, 2014 (RMB’000)
Series A	May 3, 2012	6,750,000	0.0704	950	6,000	3,270	3,270
Series A-1	September 9, 2013	19,717,880	0.4216	8,313	51,452	51,452	51,452
Series B (Note (i))	May 3, 2012	25,000,000	0.2400	5,695	35,673	159,757	493,946
Series B-1	July 4, 2013	11,111,100	0.3600	4,000	24,648	71,962	219,956
Series C	September 30, 2013	27,948,320	0.4800	12,288	75,937	184,223	554,384

Note:

(i)	The proceeds included the fair value allocated to warrants granted to Series B Preferred Shares Investors as of the issuance date.

All Preferred Shares’ par value is US$0.0001.

The following table sets forth the changes of Series B, Series B-1 and Series C Preferred Shares for the three months ended March 31, 2013 and 2014:

Series B Preferred Shares	For the three months ended
	March 31, 2013	March 31, 2014
	RMB’000	RMB’000
Beginning balance	54,238	159,757
Accretion to redemption value	3,349	331,340
Exchange difference	(102)	2,849

Ending balance	57,485	493,946

Series B-1 Preferred Shares	For the three months ended
	March 31, 2013	March 31, 2014
	RMB’000	RMB’000
Beginning balance	—	71,962
Accretion to redemption value	—	146,722
Exchange difference	—	1,272

Ending balance	—	219,956

Series C Preferred Shares	For the three months ended
	March 31, 2013	March 31, 2014
	RMB’000	RMB’000
Beginning balance	—	184,223
Accretion to redemption value	—	366,939
Exchange difference	—	3,222

Ending balance	—	554,384

The Company has used the discounted cash flow method to determine the underlying equity fair value of the Company and adopted equity allocation method to determine the fair value of the Preferred Shares as of the date of issuance and at each of the reporting dates. Key assumptions are set as below:

	As of December 31, 2013	As of March 31, 2014
Risk-free interest rate	1.64%	1.55%
Volatility	46.00%	44.70%
Dividend yield	—	—
Discount rate	27.60%	23.00%

The Company estimated the risk-free interest rate based on the yield of US Treasury Strips with a maturity life equal to period from the respective appraisal dates to expected liquidation date. Volatility was estimated at the dates of appraisal based on average of historical volatilities of the comparable companies in the same industry for a period from the respective appraisal dates to expected liquidation date. The Company has no history or expectation of paying dividend on the Preferred Shares. Discount rate was estimated by weighted average cost of capital as of each appraisal date. In addition to the assumptions adopted above, the Company’s projections of future performance were also factored into the determination of the fair value of Preferred Shares on each appraisal date.

13.	Share-based payments

Share options of Shenzhen iDreamSky

Before the reorganization, 2,030,000 share options were granted to the employees in June 2011 through individually signed share option agreements, to allow the employees to acquire the equity interest in Shenzhen iDreamSky at a price of RMB 1 for each share. The granted 2,030,000 share options represented 6.77% equity interest in Shenzhen iDreamSky on a fully diluted basis as its total number of shares (including those reserved for share option purpose) was assumed to be 30,000,000 shares.

The aforesaid Shenzhen iDreamSky share options will vest over a four year service period on a straight-line basis.

In April 2012, shortly after the establishment of the Company, the aforesaid Shenzhen iDreamSky share options were terminated and cancelled as agreed by Shenzhen iDreamSky and the relevant employees. In addition, the Company granted the share options of the Company to some of the aforesaid employees in July 2012. The cancelation of Shenzhen iDreamSky share options and the grant of new share options of the Company to the same employee was accounted for as modification of the original granted Shenzhen iDreamSky share options. There was no incremental value to the employee in the aforesaid modification, and therefore, no additional share-based compensation expense was recognized. For those employees who did not receive the new share options of the Company, the cancelation of Shenzhen iDreamSky share options resulted that the Group immediately recorded the remaining share-based compensation expense of RMB815,000 related to those share options.

Share incentive plan of the Company

On July 31, 2012, the board of directors of the Company formally approved a share incentive plan, which permits the grant of share options and restricted or unrestricted ordinary shares up to 7,500,000 shares, to any eligible persons, as determined by the board. The contractual life of each share option under this share incentive plan is 10 years. According to the board resolution as of July 4, 2013, the share limit of aforesaid share incentive plan changed from 7,500,000 shares to 10,247,250 shares.

In the event of the grant of share options, the exercise price of the option is not less than the greater of (1) the par value of the ordinary shares, (2) 100% of the fair market value of the ordinary shares on the date of grant, or (3) 110% of the fair market value of the ordinary shares on the date of grant in the case of any person who owns shares possessing more than 10% of the total combined voting power of all classes of shares of the Company. To the extent required to satisfy applicable securities laws and certain events, share option (except share option granted to an officer, director, or consultant of the Company or any of its affiliates) shall vest and become exercisable at a rate of no less than 20% per year over five years after the date the share option is granted.

In the event of the grant of restricted shares, the purchase price is not less than the greater of (1) the par value of the ordinary shares, (2) 85% of the fair market value of the ordinary shares on the date of grant or or at the time the purchase is consummated; or (3) 100% of the fair market value of the ordinary shares on the date of grant, or at the time the purchase is consummated, in the case of any person who owns shares possessing more than 10% of the total combined voting power of all classes of shares of the Company. To the extent required to satisfy applicable securities laws, the restrictions imposed on the ordinary shares (other than that granted to an officer, director, or consultant of the Company or any of its affiliates) shall lapse as to such shares at a rate of at least 20% of the shares per year over the five years after the date the restricted share is granted.

The Company has the right (but not the obligation) (“Call Right”) to repurchase in one or more transactions in connection with the grantee’s termination of employment by or services to the Group, and the relevant grantee shall be obligated to sell any of the shares acquired through the aforesaid share options or restricted shares at a repurchase price. The repurchase price means, (i) in the event of the repurchase of restricted shares, the lesser of (a) the price paid by the grantee to acquire such restricted shares or (b) the fair market value of such restricted shares determined as of the exercise date of the Call Right, or (ii) in the event of the repurchase of shares other than restricted shares, the fair market value of such shares determined as of the exercise date of the Call Right.

As of March 31, 2014, no restricted shares and unrestricted shares had been granted to the employees.

In 2012, the Company granted 3,420,000 share options to its employees. The following table summarizes the share options information of the Company in the three months ended March 31, 2014:

Options granted to employees	Number of options	Weighted-average exercise price	Weighted-average grant date fair value per share of share option	Weighted-average grant date fair value per share of ordinary share	Weighted-average remaining contractual term	Aggregate intrinsic value
		(US$)	(US$)	(US$)	(years)	(US$)

Outstanding, December 31, 2013	2,770,000	0.040	0.162	0.198	7.69	2,837,856
Forfeiture	(80,000)	0.048

Outstanding, March 31, 2014	2,690,000	0.040	0.162	0.198	7.34	8,500,131

Exercisable at March 31, 2014	1,590,000	0.040	0.162	0.198	7.24	5,024,241

Notes:

(i)	The vesting period of the share options granted is 4 years and the vesting schedules is 25% after 12 months from original grant date of Shenzhen iDreamSky share options, and the remaining 75% will vest in three equal instalments over the next three years.
(ii)	The vesting period of the share options granted is 4 years and the vesting schedules is 25% after 12 months from the grant date, and the remaining 75% will vest in three equal instalments over the next three years.

The aggregate intrinsic value is calculated as the difference between the exercise prices of share options and the fair value of the Company’s ordinary shares as of December 31, 2013 and March 31, 2014 for those share options that have an exercise price below the fair value of the Company’s ordinary shares.

The grant date fair value of the Company’s share options to the Group’s employees was estimated using the binomial option pricing model with the following assumptions:

Grant date

Risk-free interest rate	1.57%
Volatility	58.97%
Dividend yield	—

For the three months ended March 31, 2013 and 2014, total share-based compensation expenses recognized by the Group for the shares options granted were RMB82,000 and RMB82,000, respectively.

14.	Basic and diluted net loss per share

Basic and diluted net loss per share for the three months ended March 31, 2013 and 2014 are calculated as follows:

	For the three months ended
	March 31, 2013	March 31, 2014
	RMB’000	RMB’000

Numerator:
Net income/ (loss) attributable to the ordinary shareholders of the Company	(595)	32,663
Accretion to convertible redeemable preferred shares redemption value	(3,349)	(845,001)

Numerator of basic net loss per share	(3,944)	(812,338)
Dilutive effect	—	—

Numerator for diluted loss per share	(3,944)	(812,338)

Denominator:
Denominator for basic and diluted net loss per share-weighted average number of shares outstanding (thousands)	42,740	41,030

Basic net loss per share (RMB)	(0.09)	(19.8)

Diluted net loss per share (RMB)	(0.09)	(19.8)

The Company’s Preferred Shares are participating securities and as such would be included in the calculation of basic earnings per share under the two-class method. According to the contractual terms of the preferred shares, the preferred shares do not have a contractual obligation to share in the losses of the Company. Therefore no loss was allocated to the preferred shares in the computation of basic loss per share for the three months ended March 31, 2013 and 2014.

The Preferred Shares, Li Meiping Ordinary Shares, share options and warrants were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect.

The following table summarizes information regarding the weighted average number of ordinary shares equivalents which were excluded from the computation of diluted net loss per ordinary share:

	For the three months ended
	March 31, 2013	March 31, 2014

Preferred shares-weighted average (thousands)	38,500	90,530
Share options-weighted average (thousands)	3,220	2,690
Warrants-weighted average (thousands)	11,110	—

15.	Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Related party	Relationship with the Group
Mr. Chen	shareholder
Mr. Ko	director of the Company
Huaxiu Investment Limited	shareholder
Ultimate Lenovo Limited	shareholder
Shenzhen Tencent Computer Systems Company Limited (“Shenzhen Tencent”)	a related party of a shareholder

As of December 31, 2013 and March 31, 2014, the amounts due from/to related parties were as follows:

	December 31, 2013	March 31, 2014
	RMB’000	RMB’000

Due from Mr. Ko	56	116

	56	116

Due to Mr. Chen	(196)	(117)
Due to Ultimate Lenovo Limited	(8,683)	(8,753)

	(8,879)	(8,870)

The other receivables/payables due from/to related parties are unsecured, interest-free and payable on demand.

16.	Commitments and contingencies

Save as disclosed in other notes to this consolidated financial statements, the Group still has following commitments and contingencies.

(a)	Operating lease commitments

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total office rental expenses under all operating leases were RMB192,000 and RMB1,584,000 for the three months ended March 31, 2013 and 2014 , respectively.

Total bandwidth lease expenses under all operating leases were RMB677, 000 and RMB1,039, 000 for the three months ended March 31, 2013 and 2014 , respectively.

As of March 31, 2014, future minimum payments under non-cancellable agreements consist of the following:

	As of March 31, 2014
	Office Rental	Bandwidth	Guaranteed license and royalty fees
	RMB’000	RMB’000	RMB’000

Year ending March 31, 2015	7,769	951	46,623
Year ending March 31, 2016	8,358	—	—
Year ending March 31, 2017	8,713	—	—
Year ending March 31, 2018 and thereafter	11,652	—	—

	36,492	951	46,623

(b)	Capital commitments

As of March 31, 2014, the Group did not have any capital commitments.

(c)	Litigation

The Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group’s business, financial condition, results or operations, or cash flows. The Group did not record any legal contingencies as of December 31, 2013 and March 31, 2014.

17.	Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace

Level 3 – Unobservable inputs which are supported by little or no market activity

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group’s financial instruments mainly include cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable, deferred revenue, amounts due to related parties, accrued liabilities and other current liabilities, which the carrying values approximate their fair values. Preferred share warrant liability is stated at fair value at each balance sheet date.

18.	Unaudited pro forma balance sheet and net income per share

Immediately upon completion of this offering, all the ordinary shares held by Dream Data Services Limited and DT01 Holding International Limited will be re-designated as Class B ordinary shares, while the ordinary shares held by all other shareholders of the Company will be re-designated as Class A ordinary shares; in addition, 50% of the outstanding Preferred Shares will be converted into Class B ordinary shares at a conversion ratio of 1:1, and the remaining 50% will be converted into Class A ordinary shares at a conversion ratio of 1:1. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting rights and conversion rights. Holders of Class A ordinary shares are entitled to one vote per share in all shareholders’ meetings, while holders of Class B ordinary shares are entitled to ten votes per share. Upon any sale, pledge, transfer, assignment or disposition of a Class B ordinary share by its holder to any person who is not already a holder of Class B ordinary shares, such Class B ordinary share shall automatically convert into one Class A ordinary share without any actions on the part of the transferor or the transferee. In no event shall Class A ordinary shares be convertible into Class B ordinary shares.

The unaudited pro forma balance sheet as of March 31, 2014 assumes the Qualified IPO has occurred and presents an adjusted financial position as if the re-designation of all outstanding ordinary shares and the conversion of all outstanding Preferred Shares into Class A and Class B ordinary shares as described above occurred on March 31, 2014.

For purposes of calculating earnings per share, the Company uses the two-class method. As both classes share the same rights in dividends, basic and diluted earnings per share are the same for both classes.

The unaudited pro forma basic and diluted net income per share reflects the effect of the re-designation of all outstanding ordinary shares and conversion of all outstanding Preferred Shares into Class A and Class B ordinary shares as if the re-designation and conversion as described above had occurred at the beginning of the three months ended March 31, 2014:

For the three months ended March 31, 2014
RMB’000

Numerator:
Net loss attributable to the holders of ordinary shares of the Company	(812,338)
Series B, Series B-1 and Series C Preferred Share redemption value accretion	845,001

Numerator for pro forma basic and diluted net income per share	32,663

Denominator:
Weighted average number of ordinary shares outstanding (thousands)	41,030
Pro forma effect of the conversion of Series A Preferred Shares (thousands)	6,750
Pro forma effect of the conversion of Series A-1 Preferred Shares (thousands)	19,720
Pro forma effect of the conversion of Series B Preferred Shares (thousands)	25,000
Pro forma effect of the conversion of Series B-1 Preferred Shares (thousands)	11,110
Pro forma effect of the conversion of Series C Preferred Shares (thousands)	27,950

Denominator for pro forma basic earnings per share – basic (thousands)	131,560

Effect of diluted share options of the Company (thousands)	2,690

Denominator for pro forma basic earnings per share – diluted (thousands)	134,250

Pro forma net income per Class A and Class B ordinary share:
Basic (RMB)	0.25

Diluted (RMB)	0.24

19.	Subsequent event

Saved as disclosed above, the Group has the following subsequent event:

On April 11, 2014, Dream Data which is wholly owned by Mr. Chen, executed an instrument of transfer to transfer 7,308,860 ordinary shares in the Company to DT01 Holding International Limited, a company jointly owned by Mr. Ko and Anfernee Song Guan without any consideration. This transfer will be accounted for as a share-based compensation transaction and it is expected the Group would recognize a significant amount of share-based compensation expense for the three months ended June 30, 2014.

On June 17, 2014, the Group granted on aggregate of 12,200,080 restricted shares to certain directors and employees under the 2014 Share Incentive Plan.

American Depositary Shares

iDreamSky Technology Limited

Representing              Class A Ordinary Shares

(listed in alphabetical order)

Credit Suisse	J.P. Morgan

Prospectus dated                     , 2014

Part II

Information not Required in Prospectus

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Under our post-IPO memorandum and articles of association, which will become effective immediately prior to completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreement, the form of which is filed as Exhibit 10.4 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions or under Section 4(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in any of these issuances.

On July 1, 2014, we effected a 1-to-10 share split, following which each share of par value US$0.001 in our share capital was subdivided into 10 shares each of par value US$0.0001. The following numbers have been adjusted to reflect the share split.

Purchaser	Date of Issuance	Title and Number of Securities	Consideration (US$)
Offshore Incorporations (Cayman) Limited.	February 23, 2012	10 ordinary shares	0.001

Dream Data Services Limited	February 23, 2013	10 ordinary shares	0.001

Dream Data Services Limited	February 23, 2012	39,763,990 ordinary shares	3,976.399

Huaxiu Investment Limited.	February 23, 2012	11,260,000 ordinary shares	1,126

Purchaser	Date of Issuance	Title and Number of Securities	Consideration (US$)
Dream Soft Services Limited	February 23, 2012	2,976,000 ordinary shares	297.6

Prime Express Investments Limited	May 3, 2012	6,750,000 Series A preferred shares	495,565

Ultimate Lenovo Limited	May 3, 2012	6,750,000 Series A preferred shares	495,565

LC Fund V, L.P.	May 3, 2012	11,650,000 Series B preferred shares	2,796,000

LC Parallel Fund V, L.P.	May 3, 2012	850,000 Series B preferred shares	204,000

Redpoint Ventures IV, L.P.	May 3, 2012	12,187,500 Series B preferred shares	2,925,000

Redpoint Associates IV, L.L.C.	May 3, 2012	312,500 Series B preferred shares	75,000

LC Fund V, L.P.	July 4, 2013	5,177,770 Series B-1 preferred shares	1,864,000

LC Parallel Fund V, L.P.	July 4, 2013	377,780 Series B-1 preferred shares	136,000

Redpoint Ventures IV, L.P.	July 4, 2013	5,416,660 Series B-1 preferred shares	1,950,000

Redpoint Associates IV, L.L.C.	July 4, 2013	138,890 Series B-1 preferred shares	50,000

LC Fund V, L.P.	September 30, 2013	6,270,330 Series A-1 preferred shares	2,643,424

LC Parallel Fund V, L.P.	September 30, 2013	479,670 Series A-1 preferred shares	202,217

Redpoint Ventures IV, L.P.	September 10, 2013	1,665,180 Series A-1 preferred shares	702,002

Redpoint Associates IV, L.L.C.	September 10, 2013	42,700 Series A-1 preferred shares	18,000

THL A19 Limited	September 10, 2013	11,260,000 Series A-1 preferred shares	4,746,950

LC Fund V, L.P.	September 30, 2013	1,935,600 Series C preferred shares	928,938

Purchaser	Date of Issuance	Title and Number of Securities	Consideration (US$)
LC Parallel Fund V, L.P.	September 30, 2013	148,070 Series C preferred shares	71,062

Redpoint Ventures IV, L.P.	September 10, 2013	2,031,580 Series C preferred shares	975,000

Redpoint Associates IV, L.L.C.	September 10, 2013	52,090 Series C preferred shares	25,000

THL A19 Limited	September 10, 2013	23,780,980 Series C preferred shares	11,413,050

Certain employees	June 10, 2011 through June 1, 2012	Options to purchase 2,770,000 ordinary shares(1)	Exercise price ranging from US$0.024 to US$0.048

(1)	Represent options granted to our employees under our 2012 Share Incentive Plan, or the 2012 Plan. As of the date of this prospectus, there are 2,690,000 ordinary shares issuable upon the exercise of share options under the 2012 Plan.

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

See the Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, People’s Republic of China, on July 3, 2014.

iDreamSky Technology Limited

By:	/s/ Michael Xiangyu Chen
	Name:	Michael Xiangyu Chen
	Title:	Chairman and chief executive officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Michael Xiangyu Chen and Jun Zou as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on July 3, 2014.

Signature	Title

/s/ Michael Xiangyu Chen Name: Michael Xiangyu Chen	Chairman and chief executive officer (principal executive officer)

/s/ Jun Zou Name: Jun Zou	Chief financial officer (principal financial and accounting officer)

/s/ Jeffrey Lyndon Ko Name: Jeffrey Lyndon Ko	Director and executive vice president

/s/ Anfernee Song Guan Name: Anfernee Song Guan	Director and chief technology officer

/s/ Steven Xiaoyi Ma Name: Steven Xiaoyi Ma	Director

Signature	Title

/s/ Erhai Liu Name: Erhai Liu	Director

/s/ David Yuan Name: David Yuan	Director

/s/ Mingyao Wang Name: Mingyao Wang	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of iDreamSky Technology Limited has signed this registration statement or amendment thereto in New York on July 3, 2014.

Authorized U.S. Representative

By:	/s/ Giselle Manon
	Name:	Giselle Manon
	Title:	Service of Process Officer
Law Debenture Corporate Services Inc.

Exhibit Index

Exhibit number	Description of document
1.1*	Form of Underwriting Agreement

3.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, effective upon the SEC’s declaration of effectiveness of the registration on Form F-1 of the Registrant

4.1*	Form of the Registrant’s American depositary receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Class A Ordinary Shares

4.3*	Form of Deposit Agreement between the Registrant, the depositary and holders of the American depositary shares

5.1	Opinion of Maples and Calder regarding the validity of Class A ordinary shares being registered

8.1	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Kirkland & Ellis International LLP regarding certain United States federal tax matters

8.3	Opinion of Han Kun Law Office regarding certain PRC tax matters

10.1	2012 Share Incentive Plan

10.2	2014 Share Incentive Plan

10.3	Form of Employment Agreement between the Registrant and the executive officers of the Registrant

10.4	Form of Indemnification Agreement with the Registrant’s directors and officers

10.5	Exclusive Business Cooperation Agreement, dated April 19, 2012, between Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. and Shenzhen iDreamSky Technology Co., Ltd.

10.6	Exclusive Option Agreement, dated March 12, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd. and the shareholder of Shenzhen iDreamSky Technology Co., Ltd.

10.7	Loan Agreement, dated March 12, 2014, between Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. and the shareholder of Shenzhen iDreamSky Technology Co., Ltd.

10.8	Equity Interest Pledge Agreement, dated March 12, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd. and the shareholder of Shenzhen iDreamSky Technology Co., Ltd.

10.9	Power of Attorney, dated November 29, 2013, by the shareholder of Shenzhen iDreamSky Technology Co., Ltd.

10.10	Spouse Consent Letter, dated March 12, 2014, by the spouse of the shareholder of Shenzhen iDreamSky Technology Co., Ltd.

10.11	English translation of Framework Agreement, dated November 29, 2013, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd., the shareholder of Shenzhen iDreamSky Technology Co., Ltd. and Shenzhen Huaxiu Investment Co., Ltd.

10.12	English translation of Framework Agreement, dated March 12, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd. and the shareholder of Shenzhen iDreamSky Technology Co., Ltd.

Exhibit number	Description of document
10.13	Exclusive Business Cooperation Agreement, dated April 19, 2012, between Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. and Shenzhen Mengyu Technology Co., Ltd.

10.14	Exclusive Option Agreements, dated March 5, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd. and the shareholders of Shenzhen Mengyu Technology Co., Ltd.

10.15	Loan Agreements, dated March 5, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. and the shareholders of Shenzhen Mengyu Technology Co., Ltd.

10.16	Equity Interest Pledge Agreements, dated March 5, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd. and the shareholders of Shenzhen Mengyu Technology Co., Ltd.

10.17	Powers of Attorney, dated November 29, 2013, by the shareholders of Shenzhen Mengyu Technology Co., Ltd.

10.18	Spouse Consent Letters, dated March 5, 2014, by the respective spouse of each of the shareholders of Shenzhen Mengyu Technology Co., Ltd.

10.19	English translation of Framework Agreement, dated November 29, 2013, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd., and the shareholders of Shenzhen Mengyu Technology Co., Ltd.

10.20	English translation of Framework Agreement, dated March 5, 2014, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd., and the shareholders of Shenzhen Mengyu Technology Co., Ltd.

10.21	Exclusive Business Cooperation Agreement, dated April 19, 2012, between Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd. and Beijing Chuangmeng Wuxian Technology Co., Ltd.

10.22	Exclusive Option Agreements, dated November 29, 2013, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Beijing Chuangmeng Wuxian Technology Co., Ltd. and the shareholders of Beijing Chuangmeng Wuxian Technology Co., Ltd.

10.23	Equity Interest Pledge Agreements, dated November 29, 2013, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Beijing Chuangmeng Wuxian Technology Co., Ltd. and the shareholders of Beijing Chuangmeng Wuxian Technology Co., Ltd.

10.24	Powers of Attorney, dated November 29, 2013, by the shareholders of Beijing Chuangmeng Wuxian Technology Co., Ltd.

10.25	Spouse Consent Letters, dated November 29, 2013, by the respective spouse of each of the shareholders of Beijing Chuangmeng Wuxian Technology Co., Ltd.

10.26	English translation of Framework Agreement, dated November 29, 2013, among Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Beijing Chuangmeng Wuxian Technology Co., Ltd., the shareholders of Beijing Chuangmeng Wuxian Technology Co., Ltd. and Meiping Li

10.27	English translation of Lease Contract, dated August 1, 2013, between Shenzhen iDreamSky Technology Co., Ltd. and Science Park Branch of Shenzhen Kexing Biotech Co., Ltd.

10.28	Preferred Share Subscription Agreement, dated April 13, 2012, among the Registrant, Beijing Chuangmeng Wuxian Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd., Michael Xiangyu Chen, Dream Data Services Limited, Meiping Li, Huaxiu Investment Limited, Jeffrey Lyndon Ko, Dream Soft Services Limited, Prime Express Investments Limited, Ultimate Lenovo Limited, LC Fund V, L.P., LC Parallel Fund V, L.P., Redpoint Ventures IV, L.P. and Redpoint Associates IV, L.L.C.

Exhibit number	Description of document
10.29	Form of Warrant to subscribe for Series B-1 preferred shares, dated May 3, 2012, executed by the Registrant and accepted by LC Fund V, L.P., LC Parallel Fund V, L.P., Redpoint Ventures IV, L.P. and Redpoint Associates IV, L.L.C.

10.30	Preferred Share Subscription Agreement, dated September 3, 2013, among the Registrant, iDreamSky Technology (HK) Limited, Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Beijing Chuangmeng Wuxian Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd., Michael Xiangyu Chen, Dream Data Services Limited, Meiping Li, Huaxiu Investment Limited, Jeffrey Lyndon Ko, Anfernee Song Guan, LC Fund V, L.P., LC Parallel Fund V, L.P., Redpoint Ventures IV, L.P., Redpoint Associates IV, L.L.C. and THL A19 Limited

10.31	Form of Repurchase Agreement, dated September 9, 2013, among the Registrant and certain of its shareholders

10.32	Second Amended and Restated Shareholders Agreement, dated September 10, 2013, among the Registrant, iDreamSky Technology (HK) Limited, Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., Beijing Chuangmeng Wuxian Technology Co., Ltd., Shenzhen iDreamSky Technology Co., Ltd., Shenzhen Mengyu Technology Co., Ltd., Michael Xiangyu Chen, Dream Data Services Limited, Anfernee Song Guan, Halfbrick International Holdings Pty Ltd, Dream Soft Services Limited, Prime Express Investments Limited, Ultimate Lenovo Limited, LC Fund V, L.P., LC Parallel Fund V, L.P., Redpoint Ventures IV, L.P., Redpoint Associates IV, L.L.C. and THL A19 Limited

10.33**	Regional Distribution Agreement, dated March 7, 2014, between Halfbrick Studios Pty. Ltd. and Shenzhen iDreamSky Technology Co., Ltd.

10.34**	Publisher License Agreement, dated January 28, 2013, between Imangi Studios, LLC and Chuangmeng Wuxian (Beijing) Information & Technology Co., Ltd., as amended on March 26, 2013 and February 15, 2014, respectively

10.35**	Binding Term Sheet, dated May 27, 2013, between Kiloo ApS and Shenzhen Mengyu Technology Co., Ltd.

10.36	English translation of Game Business Cooperation Agreement, dated December 9, 2013, between China Mobile Group Jiangsu Co., Ltd. and Shenzhen iDreamSky Technology Co., Ltd.

10.37	English translation of Mobile Market Developer Service Agreement, dated July 18, 2013, between Mobile Market of China Mobile and Shenzhen iDreamSky Technology Co., Ltd.

10.38	English translation of Payment Authority Agreement, dated February 17, 2014, between China United Network Communications Limited Shanghai Branch and Shenzhen iDreamSky Technology Co., Ltd.

10.39	English translation of Cooperation Agreement on Mobile Game Business, dated January 1, 2013, between Dazzle Interactive Network Technologies Co., Ltd. (a subsidiary of China Telecom) and Shenzhen iDreamSky Technology Co., Ltd.

21.1	Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers Zhong Tian LLP

23.2	Consent of Maples and Calder (included in Exhibit 5.1)

23.3*	Consent of Kirkland & Ellis International LLP (included in Exhibit 8.2)

23.4	Consent of Han Kun Law Offices (included in Exhibit 8.3)

23.5	Consent of Analysys International

Exhibit number	Description of document
24.1	Powers of Attorney (included on the signature page to this Registration Statement)

99.1	Code of Business Conduct and Ethics of the Registrant

99.2	Opinion of Han Kun Law Office regarding certain PRC law matters (included in Exhibit 8.3)

*	To be filed by amendment.
**	Confidential treatment is being requested with respect to portions of these exhibits that have been redacted pursuant to Rule 406 under the Securities Act of 1933, as amended.